As filed with the Securities and Exchange Commission on March 10 , 2008
Registration No. 333- 149313

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
Form F-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

YPF Sociedad Anónima
(Exact name of Registrant as specified in its charter)

Argentina	Not Applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

Avenida Pte. R. Sáenz Peña 777
C1035AAC Ciudad Autónoma de Buenos Aires, Argentina
(011-5411) 4329-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, NY 10011
212-894-8940
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Nicholas A. Kronfeld, Esq.	Walter C. Forwood
Davis Polk & Wardwell	Alejandro D. Quiroga
450 Lexington Avenue	YPF Sociedad Anónima
New York, NY 10017	Avenida Pte. R. Sáenz Peña 777
C1035AAC Ciudad Autónoma de Buenos Aires, Argentina
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [  ]
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, please check the following box. [x]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]
If this Form is a registration statement pursuant to General Instruction I.C. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [x]
If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.C. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [  ]
CALCULATION OF REGISTRATION FEE
Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price per Unit(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class D shares(1)(3)	98,328,198		$$3,749,254,190	$147,345.69 (4)

(1)
This registration statement on Form F-3 registers 98,328,198 shares of Class D common stock, par value Ps.10 per share, of YPF Sociedad Anónima, including in the form of American depositary shares (“ADSs”), that may be offered by certain selling shareholders.

(2)
Estimated solely for purposes of calculating the amount of the registration fee pursuant to Rule 457(c) under the Securities Act based on the average of the high and low prices of the ADSs as reported by the New York Stock Exchange on February 15, 2008.

(3)	A separate registration statement on Form F-6 was filed on June 17, 1993 for the registration of the ADSs issued upon deposit of the Class D shares registered hereby.

(4)	Previously paid in connection with initial filing of registration statement on February 20, 2008.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion

YPF Sociedad Anónima

American Depositary Shares, each representing one share of Class D Common Stock

This prospectus relates to up to 98,328,198 issued and outstanding shares of our Class D common stock (the “Class D shares”), including in the form of American depositary shares, or ADSs, that may be offered and sold from time to time by certain selling shareholders. Each ADS represents one Class D share. This prospectus describes the terms of these securities and the general manner in which these securities may be offered. Each time these securities are offered or sold using this prospectus, we will provide a supplement to this prospectus that contains more specific information about the offering, the number of securities being offered and the identities of the selling shareholders.

The ADSs trade on the New York Stock Exchange (“NYSE”) under the symbol “YPF.” Our Class D shares trade on the Buenos Aires Stock Exchange under the symbol “YPFD.”

Investing in the ADSs involves significant risks. See “Risk Factors” on page 14 of this prospectus and any additional risk factors included in the applicable prospectus supplement under the heading “Risk Factors”.

Neither the Securities and Exchange Commission nor any state securities regulators have approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                  , 2008

i

TABLE OF CONTENTS

Page

About this Prospectus	1
Summary	2
Summary Financial and Operating Data	8
Risk Factors	14
Use of Proceeds	23
Exchange Rates and Controls	24
Market Information	26
Capitalization	31
Selected Financial and Operating Data	32
Management’s Discussion and Analysis of Financial Condition and Results of Operations	38
Regulatory Framework and Relationship with the Argentine Government	73
Business	89
Management	140
Selling Shareholders	152
Related Party Transactions	157
Description of Capital Stock	158
Dividends and Dividend Policy	165
Description of American Depositary Shares	167
Material Tax Considerations	172
Plan of Distribution	177
Validity of Securities	180
Experts	181
Forward-Looking Statements	182
Where You Can Find More Information	183
Incorporation by Reference	184
Enforcement of Judgments Against Foreign Persons	185
Conversion Table	187
Technical Oil and Gas Terms Used in This Prospectus	187

ii

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form F-3 that we filed with the Securities and Exchange Commission (the “SEC”) utilizing a “shelf” registration process. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits.  Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

This prospectus provides you with a general description of our Class D shares and ADSs.  Each time such securities are offered and sold by selling shareholders, we will provide a prospectus supplement that will contain specific information about the terms of the offering and the identity of the selling shareholders.  You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Where You Can Find More Information” beginning on page 183 of this prospectus.  Any information in a prospectus supplement or information incorporated by reference after the date of this prospectus is considered part of this prospectus and may add, update or change information contained in this prospectus.  Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus.

You should rely only on the information contained in this prospectus. Neither we nor the selling shareholders have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither we nor the selling shareholders are making an offer to sell the Class D shares or ADSs in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

YPF Sociedad Anónima is a stock corporation organized under the laws of the Republic of Argentina (“Argentina”). As used in this prospectus, “YPF,” “the company,” “we,” “our” and “us” refer to YPF Sociedad Anónima and its controlled and jointly controlled companies or, if the context requires, its predecessor companies. “YPF Sociedad Anónima” refers to YPF Sociedad Anónima only. “Repsol YPF” refers to Repsol YPF, S.A. and its consolidated companies, including YPF, unless otherwise specified. We maintain our financial books and records and publish our financial statements in Argentine pesos. In this prospectus, references to “pesos” or “Ps.” are to Argentine pesos, and references to “dollars,” “U.S. dollars” or “U.S.$” are to United States dollars.

SUMMARY

This summary highlights certain relevant information included elsewhere in this prospectus. This summary does not purport to be complete and may not contain all of the information that is important or relevant to you. Before investing in the Class D shares or ADSs, you should read this entire prospectus carefully for a more complete understanding of our business and the offering, including our audited and unaudited financial statements and related notes, the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and the information contained in the prospectus supplements and the documents incorporated by reference into this prospectus.

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, liquid petroleum gas and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2006, we had consolidated net sales of Ps.25,635 million (U.S.$8,138 million) and consolidated net income of Ps.4,457 million (U.S.$1,415 million) and, in the nine months ended September 30, 2007, we had consolidated net sales of Ps.20,869 million (U.S.$6,625 million) and consolidated net income of Ps.2,980 million (U.S.$946 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. On February 21, 2008, Petersen Energía, S.A. (“Petersen Energía”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million (the “Petersen Transaction”). In addition, Repsol YPF also granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years (the “Petersen Options”). See “Selling Shareholders.”  We believe that Petersen Energía’s participation in our capital stock and management will strengthen our Argentine ties and expertise.

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, accounting for approximately 42% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 42% of its total natural gas production, including natural gas liquids, in 2007, according to the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of September 30, 2007, of approximately 646 mmbbl of oil and 3,728 bcf of gas, representing aggregate reserves of 1,311 mmboe.

•
In 2006, we produced 126 mmbbl of oil (346 mbbl/d) and 651 bcf of gas (1,779 mmcf/d) and, in the nine months ended September 30, 2007, we produced 89 mmbbl of oil (327 mbbl/d) and 485 bcf of gas (1,778 mmcf/d).

Downstream Operations

•
We are Argentina’s leading refiner with operations conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinería del Norte S.A. (“Refinor”), a jointly controlled entity operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of September 30, 2007 consisted of 1,698 YPF-branded service stations, which we believe represented approximately 30.9% of all service stations in Argentina.

•
We are a leading petrochemical producer in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada plant. In addition, Profertil S.A. (“Profertil”), a company that we jointly control, is a leading producer of urea in the Southern Cone.

The Argentine Market

Argentina is the second largest producer of natural gas and the fourth largest producer of crude oil in Latin America based on 2006 production, according to the BP Statistical Review.

Beginning in 2002, in response to the economic crisis, the Argentine government, pursuant to the Public Emergency Law (Law No. 25,561), established export taxes on certain hydrocarbon products. In subsequent years, in order to satisfy growing domestic demand and abate inflationary pressures, this policy was supplemented by constraints on domestic prices, temporary export restrictions and subsidies on imports of natural gas and diesel. As a result, local prices for oil and natural gas products have remained significantly below those prevalent in neighboring countries and international commodity exchanges, heightening domestic demand for such products. For example, in January 2008, diesel import prices were approximately U.S.$700/cubic meter, while the average domestic sales prices were approximately U.S.$350/cubic meter before government subsidies. In addition, the price at which Bolivia exports natural gas to Argentina was approximately U.S.$6/mmBtu in December 2007, while our average sales price for such gas in Argentina was approximately U.S.$2.29/mmBtu.

Argentina’s gross domestic product, or GDP, has grown at an average annual rate of approximately 9% from 2003 to 2006, after declines during the economic crisis of 2001 and 2002. Driven by this economic expansion and low domestic prices, energy demand has increased significantly during the same period, outpacing energy supply (which in the case of oil declined). For example, Argentine natural gas and diesel consumption grew at average annual rates of 6.5% and 6.9%, respectively, during this period, according to the BP Statistical Review and the Argentine Secretariat of Energy. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to support domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports, becoming a net importer of certain products, such as diesel, and increased imports of natural gas. In 2003, Argentina’s net exports of diesel amounted to approximately 1,349 thousand cubic meters, while in 2006 its net imports of diesel amounted to approximately 533 thousand cubic meters, according to the Argentine Secretariat of Energy. Significant investments in the energy sector are expected to be required in order to support continued economic growth, as the industry is currently operating near capacity.

Demand for diesel in Argentina exceeds domestic production. In addition, the import prices of refined products substantially exceed the domestic sales prices of such products, rendering the import and resale of such products uneconomic. As a result, service stations experience temporary shortages and are required to suspend or curtail diesel sales. While we are operating our refineries at or above capacity, during peak demand periods we are forced to prorate supplies among our service stations according to historical sales levels.

As the largest integrated oil and gas company in Argentina, we believe that we are well positioned to benefit from potential reform in the energy sector, although we cannot assure that reforms will be implemented or, if implemented, that they will be advantageous to our business. We also believe that, as a result of limitations on the prices of our products, our margins should be less sensitive if international prices of oil and gas decline.

Competitive Strengths

Largest producer, refiner and marketer of crude oil, natural gas and refined products in Argentina

Our upstream operations benefit from concessions providing access to 29% of the total proved crude oil reserves, excluding natural gas liquids, and 33% of total proved natural gas reserves, including natural gas liquids, in Argentina as of December 31, 2006, according to the Argentine Secretariat of Energy. In 2007, we had an attributable production share, which represents our share of the total production from the fields in which we have an interest, of approximately 42% of the total crude oil extracted, excluding natural gas liquids (more than the next seven largest producers combined), and approximately 42% of total natural gas extracted, including natural gas liquids (more than the next four largest producers combined), in Argentina, according to the Argentine Secretariat of Energy.

Our downstream operations refine and distribute more refined products than any other company in Argentina. In 2006, we estimate that we had over 50% of the country’s refining capacity and distributed more diesel, gasoline, lubricants, asphalts and compressed natural gas than any other distributor. As of September 30, 2007, we had 1,698 YPF-branded service stations (including proprietary and franchised service stations), which we believe represented approximately 30.9% of the country’s service stations. We are also a leading Argentine petrochemical company in terms of sales.

Favorably positioned as an integrated player

We participate in all phases of the oil and gas value chain, including production, refining, marketing and distribution, with the potential to capture margin at all levels. In 2006, we delivered approximately 90% of our crude oil production to our own refineries, corresponding to approximately 90% of the total crude oil processed by our refineries. In addition, in 2006, we directly marketed 62% of our refining production (including through YPF-branded service stations).

Substantial portfolio of operated oil and gas concessions

As of September 30, 2007, we held interests in 110 production concessions and exploration permits in Argentina, with 100% ownership interest in 60 of these. Many of our production concessions are among the most productive in Argentina, including concessions in the Neuquina and Golfo de San Jorge basins, which accounted for approximately 84% of our total production in 2006. Our concessions are not scheduled to expire until 2017, and in December 2000, we extended our concession to the Loma La Lata field, Argentina’s largest natural gas deposit, through 2027. We have a portfolio of mature fields with geologic characteristics that are similar in many respects to those in other regions (such as those in the United States) which have been successfully rejuvenated through the use of advanced oil recovery technologies to increase field recovery factors. In addition, there is tight gas in place within our concession areas in Argentina.

A majority of our fields have been in operation for several years and, as a result, approximately 70% of our total proved reserves of 1,311 mmboe were categorized as developed as of September 30, 2007.

Extensive refining and logistics assets

We have extensive refining assets which we believe represent more than 50% of the country’s refining capacity. Our refining assets operate at the highest utilization rates in Argentina (almost 100% in 2006). Our refining system has high complexity, giving us flexibility to shift some of our production resources toward higher value-added products. Our refining assets also benefit from large scale (our La Plata refinery is the largest in Argentina with a capacity of 189,000 bbl/d) and convenient location, and rank highly in terms of availability and maintenance.

We manage a large scale logistics network, consisting of 1,801 km of multi-product pipelines for the distribution of our refined products, connecting our two main refineries to our most important depots, of which we have 16 with a total storage capacity of approximately 983,620 cubic meters. We also have 53 airport facilities with a total storage capacity of 24,000 cubic meters and 27 company-owned tanker trucks.

All of our refineries are connected to pipelines that we own or in which we have a significant stake. Oil is piped to our Luján de Cuyo refinery from Puerto Hernández by a 528 km pipeline and to our La Plata refinery from Puerto Rosales by another 585 km pipeline. We also have a 37% stake in Oleoductos del Valle S.A. (the company operating the oil pipeline from the Neuquina basin to Puerto Rosales).

Strong marketing brand

The “YPF” brand is widely recognized in the Argentine consumer market. Our 1,698 YPF-branded service stations are located throughout Argentina’s urban and suburban areas, and we have more than 1 million cardmembers in our marketing loyalty programs. We also leverage our marketing and branding power to sell industrial products, such as LPG, for which we held a 22% market share, and lubricants, for which we held a 37% market share in 2006.

Strong financial position

We have achieved a solid financial position through operating cash flow generation and effective financial management. We also have a history of returning value to shareholders through dividend payment. We have distributed over 85% of our net income attributable to the years 2001 through 2006 in dividends to our shareholders. In addition, we have the highest credit rating of any Argentine company and our senior corporate debt is currently rated slightly higher than the Argentine sovereign ceiling.

Experienced management team and access to Repsol YPF expertise

We are led by a highly regarded and experienced team of professionals. Most of the members of the senior management team have long tenures with us and significant experience in the Argentine energy sector.

We benefit from Repsol YPF’s experience and know-how in the upstream and downstream businesses. Repsol YPF is an integrated international oil and gas company with significant activity along the hydrocarbon product value chain. It holds one of the largest refining and marketing asset portfolios in Europe and owns significant refining and marketing assets in other Latin American countries, including a market-leading position in Peru. Repsol YPF conducts exploration and production activities in more than 30 countries and has developed its offshore expertise through its participation in offshore areas and assets in the Gulf of Mexico, Brazil and West Africa.

Repsol YPF is responsible for group-wide research and development activities. We have a research and development facility in La Plata, Argentina, which works in cooperation with the research and development activities of Repsol YPF.

Business Strategy

As the largest integrated oil and gas company in Argentina, we seek to improve margins and to maximize profitability through the most efficient utilization of resources and assets along our entire value chain. Our key strategies are the following:

Upstream

Improve our field recovery factors. In 2006, we developed a new integrated strategy, known by its Spanish acronym “PLADA,” aimed at rejuvenating mature fields through the use of advanced technologies. This strategy, which we began to implement in 2007, seeks to increase recovery factors in our mature fields through infill drilling and secondary and tertiary recovery, and is subject to prevailing economic and regulatory conditions. Many of the technologies to be implemented through PLADA have been successfully employed in large mature basins, such as those in the United States, although no assurances can be given that we will achieve recovery factors resembling those achieved in the United States. Additionally, we have planned several potential projects to develop unconventional resources, including tight gas and heavy oil, that may offer significant potential under favorable economic and regulatory conditions. As of September 30, 2007, we had a recovery factor of approximately 22% and 64% of oil and gas in place, respectively. We estimate, based on internal studies, that every one percentage point increase in our recovery factor of oil reserves may allow us to increase our reserves by up to 180 mmbbl of oil, although no assurance can be given that we will be able to achieve such reserve increases in practice. During the nine months ended September 30, 2007, we incorporated new proved reserves of 55 million barrels of oil and 198 bcf of gas through extensions, discoveries, improved recovery and revisions of previous estimates. As of September 30, 2007, 68.4% of our proved reserves had been audited by external auditors.

Improve the operational efficiency of our exploration and production. Our exploration and production business unit is carrying out a comprehensive operational improvement and cost reduction program with over 100 initiatives that we expect to have a positive impact on our business. These include initiatives seeking to improve well productivity through better water management, enhancing facilities maintenance, optimizing the fracturing process and reducing energy costs, among others.

Invest in onshore and offshore exploration in Argentina. Onshore, we plan to carry out targeted exploration for conventional and unconventional resources. For example, we intend to access new onshore exploratory properties in under-explored areas within currently producing basins. To support this initiative, in 2007 we began to add new drilling and fracturing equipment and hired additional technical personnel. We have entered into three agreements with ENARSA, the state-owned energy company, and other companies, for the joint exploration of Argentine offshore properties, which we believe positions us well to explore potentially lucrative offshore areas in Argentina. Offshore acreage is largely unexplored in Argentina and constitutes the largest area for green field developments in the country, and we intend to actively participate in the tender process for new offshore properties in Argentina.

Optimize value of non-core fields. We are seeking to optimize our portfolio of exploration and production assets through active management of various non-core fields, including through potential associations with smaller operators in certain fields in order to improve their operational effectiveness. Given the current demand for exploration and production assets in the Argentine market, we are also evaluating the possibility of selling certain non-core fields to third parties.

Downstream

Continue to improve production and cost efficiencies in downstream businesses. We are seeking to optimize our refining assets to increase their capacity (through de-bottlenecking and revamping of equipment), further improve their flexibility to shift capacity among certain categories of products, adapt our refineries to new low-sulfur regulations and develop our logistics network and assets to meet the continued growth in demand we expect. In addition, we are in the process of implementing various cost reduction programs throughout our refining and logistics assets (including internal consumption reduction and centralized purchasing), marketing network (including back-office integration, loyalty program reductions and selective expansion of our company-owned and operated service station network while continuing to eliminate dealer-operated service stations with lower operating efficiency) and chemical division (including the reduction of maintenance-related production stoppages).

Maximize production and marketing of high-value products. We plan to maximize the production and marketing of our highest margin products as well to gradually introduce new high-value products into the market. For example, we have recently commenced selling higher value fuels with bio-additives at a small number of our service stations in anticipation of Argentine regulatory measures that mandate a minimum bio-content by 2010.

Increase value creation from petrochemicals. Our chemicals business unit will carry out a significant upgrade of its aromatics plant by migrating to state-of-the-art technology. We believe our investments will facilitate the integration with our refining and marketing business unit through a significant increase in aromatics production, much of which will be used by our refining and marketing business unit to increase gasoline octane levels and to produce hydrogen to improve refining plant productivity.

Our principal executive offices are located at Avenida Pte. R. Sáenz Peña 777, (C1035AAC) Ciudad Autónoma de Buenos Aires, Argentina, and our general telephone number is (011-5411) 4329-2000. Our website address is www.repsolypf.com and our website is available in Spanish and English. Information contained on our website is not incorporated by reference in, and shall not be considered a part of, this prospectus.

SUMMARY FINANCIAL AND OPERATING DATA

The following tables present our summary financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes, and the information under “Selected Financial and Operating Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. All financial data included in this prospectus as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006 is unaudited. Results for the nine-month period ended September 30, 2007 are not necessarily indicative of results to be expected for the full year 2007 or any other period.

The financial data as of December 31, 2006, 2005 and 2004 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”), which are included in our annual report on Form 20-F for the year ended December 31, 2006 incorporated by reference in this prospectus. The financial data as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006 is derived from our unaudited individual and consolidated interim financial statements (the “Unaudited Individual and Consolidated Interim Financial Statements”) included elsewhere in this prospectus. The Unaudited Individual and Consolidated Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Consolidated Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2006, 2005 and 2004 and for the years then ended. Notes 5, 6 and 7 to our Unaudited Individual and Consolidated Interim Financial Statements included elsewhere in this prospectus provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the nine-month periods ended September 30, 2007 and 2006 and shareholders’ equity as of September 30, 2007 and December 31, 2006.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine months ended September 30, 2007 and as of and for the year ended December 31, 2006 have been translated into U.S. dollars at the exchange rate quoted by Banco Central de la República Argentina (Banco Central) on September 28, 2007 of Ps.3.15 to U.S.$1.00 (the last rate quoted in September 2007), unless otherwise specified. The buying exchange rate quoted by Banco Central on March 6, 2008 was Ps. 3.15 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Nine-Month Period Ended September 30,
	2007	2007	2006
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	6,625	20,869	19,172
Gross profit	2,207	6,952	7,644
Administrative expenses	(178)	(561)	(490)
Selling expenses	(489)	(1,541)	(1,356)
Exploration expenses	(113)	(356)	(318)
Operating income	1,427	4,494	5,480
Income (Loss) on long-term investments	12	38	27
Other expenses, net	(54)	(171)	(33)
Interest expense	(69)	(216)	(151)
Other financial income (expenses) and holding gains (losses), net	195	615	676
Reversal of impairment of other current assets	22	69	—
Income before income tax	1,533	4,829	5,999
Income tax	(587)	(1,849)	(2,264)
Net income from continuing operations	946	2,980	3,735
Net income	946	2,980	3,735
Earnings per share and per ADS(4)	2.41	7.58	9.50
Dividends per share and per ADS(4) (in pesos)	n.a.	6.00	6.00
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.93	1.97
U.S. GAAP
Operating income	1,180	3,716	4,855
Net income	748	2,356	3,253
Earnings per share and per ADS(4)	1.90	5.99	8.27
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	986	3,105	2,628
Cash used in fixed asset acquisitions	1,294	4,076	3,460
Non-GAAP
EBITDA(6)	2,505	7,891	8,528
EBITDA margin(7)	n.a.	0.38	0.44

	As of September 30, 2007
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	34	106
Working capital	1,317	4,147
Total assets	11,475	36,146
Total debt(8)	341	1,074
Shareholders’ equity(9)	7,922	24,955
U.S. GAAP
Total assets	12,257	38,610
Shareholders’ equity(9)	8,889	28,000
____________
(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to YPF S.A.’s individual financial statements included in the Unaudited Individual and Consolidated Interim Financial Statements.

(2)
Includes Ps.999 million for the nine-month period ended September 30, 2007 and Ps.1,053 million for the nine-month period ended September 30, 2006 corresponding to the proportional consolidation of the net sales of investees jointly controlled by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales (see Note 2(g) to YPF Sociedad Anónima’s individual financial statements included in the Unaudited Individual and Consolidated Interim Financial Statements).

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the periods disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.523 million as of September 30, 2007.

(9)
Our subscribed capital as of September 30, 2007 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

	As of and for Year Ended December 31,
	2006	2006	2005(1)	2004(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(2)
Net sales(3)(4)	8,138	25,635	22,901	19,931
Gross profit	3,116	9,814	11,643	10,719
Administrative expenses	(214)	(674)	(552)	(463)
Selling expenses	(570)	(1,797)	(1,650)	(1,403)
Exploration expenses	(146)	(460)	(280)	(382)
Operating income	2,185	6,883	9,161	8,471
Income (Loss) on long-term investments	58	183	39	154
Other expenses, net	(65)	(204)	(545)	(981)
Interest expense	(68)	(213)	(459)	(221)
Other financial income (expenses) and holding gains (losses), net	212	667	561	359
Income (Loss) from sale of long-term investments	3	11	15	—
Impairment of other current assets	(22)	(69)	—	—
Income before income tax	2,304	7,258	8,772	7,782
Income tax	(889)	(2,801)	(3,410)	(3,017)
Net income from continuing operations	1,415	4,457	5,362	4,765
Income (Loss) on discontinued operations	—	—	—	3
Income from sale of discontinued operations	—	—	—	139
Net income	1,415	4,457	5,362	4,907
Earnings per share and per ADS(5)	3.60	11.33	13.63	12.48
Dividends per share and per ADS(5) (in pesos)	n.a.	6.00	12.40	13.50
Dividends per share and per ADS(5)(6) (in U.S. dollars)	n.a.	1.97	4.25	4.70

	As of and for Year Ended December 31,
	2006	2006	2005(1)	2004(1)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
U.S. GAAP
Operating income	1,786	5,626	8,065	6,550
Net income	1,164	3,667	5,142	4,186
Earnings per share and per ADS(5) (in pesos)	n.a.	9.32	13.07	10.64
Consolidated Balance Sheet Data:
Argentine GAAP
Cash	37	118	122	492
Working capital	1,557	4,905	2,903	3,549
Total assets	11,236	35,394	32,224	30,922
Total debt(7)	452	1,425	1,453	1,930
Shareholders’ equity(8)	7,729	24,345	22,249	21,769
U.S. GAAP
Total assets	11,761	37,046	34,748	32,540
Shareholders’ equity	8,330	26,241	24,254	23,506
Other Consolidated Financial Data:
Argentine GAAP(2)
Fixed assets depreciation	1,180	3,718	2,707	2,470
Cash used in fixed asset acquisitions	1,588	5,002	3,722	2,867
Non-GAAP
EBITDA(9)	3,445	10,851	11,717	10,449
EBITDA margin(10)	n.a.	0.42	0.51	0.52
_________
(1)
Consolidated income and balance sheet data for the years ended December 31, 2005 and 2004 set forth above include the retroactive effect from the application of new accounting rules in Argentina (see Note 1(b) to the Audited Consolidated Financial Statements).

(2)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(3)
Includes Ps.1,451 million for the year ended December 31, 2006, Ps.1,216 million for the year ended December 31, 2005 and Ps.1,122 million for the year ended December 31, 2004 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties (see Note 13 (b) to the Audited Consolidated Financial Statements).

(4)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales (see Note 2(g) to the Audited Consolidated Financial Statements).

(5)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(6)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(7)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.510 million as of December 31, 2006, Ps.1,107 million as of December 31, 2005 and Ps.1,684 million as of December 31, 2004.

(8)
Our subscribed capital as of December 31, 2006 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(9)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(10)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not an explicit measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(in millions of pesos)

Net income	2,980	3,735	4,457	5,362	4,907
Interest gains on assets	(259)	(250)	(338)	(221)	(166)
Interest losses on liabilities	216	151	213	459	221
Depreciation of fixed assets	3,105	2,628	3,718	2,707	2,470
Income tax	1,849	2,264	2,801	3,410	3,017
EBITDA	7,891	8,528	10,851	11,717	10,449

Proved reserves, production and other operating data

The following table presents certain of our reserves, production and other operating data as of or for the periods indicated.

	Nine-Month Period Ended September 30,	Year Ended December 31,
	2007	2006	2005	2004
Revisions, extensions, discoveries and improved recovery of proved reserves as of period end(1)
Oil (mmbbl)	55	29	(153)	13
Gas (bcf)	198	(17)	(325)	(22)
Total (mmboe)	91	27	(212)	10
Proved reserves as of period end
Oil (mmbbl)	646	680	777	1,064	(2)
Gas (bcf)	3,728	4,015	4,683	5,676	(2)
Total (mmboe)	1,311	1,396	1,611	2,076	(2)
Proved developed reserves as of period end
Oil (mmbbl)	483	521	604	863	(2)
Gas (bcf)	2,430	2,571	3,201	4,045	(2)
Total (mmboe)	916	979	1,174	1,582	(2)
Average daily production for the period
Oil (mbbl)	327	346	366	399
Gas (mmcf)	1,778	1,779	1,827	1,926
Total (mboe)	644	663	691	742
Refining capacity
Capacity (mbbl/d)(3)	320	320	320	320
Retail distribution network as of period end
Service stations	1,698	1,731	1,794	1,832
__________
(1)	See “Business—Exploration and Production—Reserves” for more information about our reserves.

(2)	As restated.

(3)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

RISK FACTORS

An investment in our Class D shares and the ADSs involves risk. You should carefully consider the risks described below and those described in the prospectus supplements and the documents incorporated by reference into this prospectus before making an investment decision. Our business, financial condition and results of operations could be materially and adversely affected by any of these risks. The trading price of our Class D shares or the ADSs could decline due to any of these risks, and you may lose all or part of your investment. The risks described below are those known to us and that we currently believe may materially affect us or investors in our Class D shares and the ADSs. Additional risks not presently known to us or that we currently consider immaterial may also impair our business.

Risks Relating to Argentina

Argentina’s economy may not continue to grow at current rates or may contract in the future

The Argentine economy has experienced significant volatility in recent decades, including numerous periods of low or negative growth and high and variable levels of inflation and devaluation. Since the most recent crisis of 2001 and 2002, the Argentine economy has grown at a rapid pace during recent years, with GDP increasing by 8.7% in 2003, 9% in 2004, 9.2% in 2005, 8.5% in 2006 and 5.8% through September 30, 2007. However, no assurances can be given that current rates of growth will continue. The Argentine economy remains susceptible to, among other things, a decline in commodity prices, limited international financing and investment in infrastructure and an increase in inflation. Sustained inflation in Argentina could increase our costs of operation, in particular labor costs, and without a corresponding increase in the price of our products, may negatively impact our results of operations and financial condition. Substantially all of our operations, properties and customers are located in Argentina, and, as a result, our business is to a large extent dependent upon economic conditions prevailing in Argentina. If economic conditions in Argentina were to deteriorate, it would likely have an adverse effect on our financial condition and results of operations.

Political and regulatory developments in Argentina may affect our domestic operations

The Argentine government exercises significant influence over the economy. In particular, the oil and gas industry is subject to extensive government regulation and control. As a result, our business is to a large extent dependent upon regulatory and political conditions prevailing in Argentina and our results of operations may be materially and adversely affected by regulatory and political changes in Argentina. We currently face risks and challenges relating to government regulation and control of the energy sector, including those set forth below and elsewhere in these risk factors:

•
limitations on our ability to pass increases in international prices of crude oil and other hydrocarbon fuels and exchange rate fluctuations through to domestic prices, or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel;

•	higher taxes on exports of hydrocarbons;

•	restrictions on hydrocarbon export volumes driven mainly by the requirement to satisfy domestic demand;

•
in connection with the Argentine government’s policy to provide absolute priority to domestic demand, regulatory orders to supply natural gas and other hydrocarbon products to the domestic retail market in excess of previously contracted amounts;

•	the import of certain hydrocarbon fuels at international market prices to satisfy domestic demand at significantly lower domestic prices;

•	regulatory developments leading to the imposition of stricter supply requirements, fines or other actions by governmental authorities in response to fuel shortages at service stations;

•	the implementation or imposition of stricter quality requirements for petroleum products in Argentina; and

•	higher taxes on domestic fuel sales not compensated by price increases.

The Argentine government has made certain changes in regulations and policies governing the energy sector to give absolute priority to domestic supply at low, stable prices in order to sustain economic recovery. As a result of the above-mentioned changes, for example, on days during which a gas shortage occurs, exports of natural gas (which are also affected by other government curtailment orders) and the provision of gas supplies to industries, electricity generation plants and service stations selling compressed natural gas are interrupted for priority to be given to residential consumers at lower prices. We cannot assure you that changes in applicable laws and regulations, or adverse judicial or administrative interpretations of such laws and regulations, will not adversely affect our results of operations. See “Regulatory Framework and Relationship with the Argentine Government.” Similarly, we cannot assure you that future government policies aimed at sustaining economic recovery or in response to domestic needs will not adversely affect the oil and gas industry.

In January 2007, Law No. 26,197 was enacted, which, in accordance with Article 124 of the National Constitution, provided that Argentine provinces shall be the owners of the hydrocarbon reservoirs located within their territories. Pursuant to the law, the Argentine Congress is charged with enacting laws and regulations aimed at developing mineral resources within Argentina, while the provincial governments are responsible for enforcing these laws and administering hydrocarbon fields that fall within the territories of their respective provinces. Certain provincial governments, however, have construed the provisions of Law No. 26,197 and Article 124 to empower the provinces to enact their own regulations concerning exploration and production of oil and gas within their territories. There can be no assurance that regulations or taxes (including royalties) enacted or administered by the provinces will not conflict with federal law, and such taxes or regulations may adversely affect our operations and financial condition.

Limitations  on local pricing in Argentina may adversely affect our results of operations

In recent years, due to regulatory, economic and government policy factors, our domestic gasoline, diesel and other fuel prices have lagged substantially behind prevailing international and regional market prices for such products, and our ability to increase prices has been limited. For example, in January 2008, diesel import prices were approximately U.S.$700/cubic meter, while the average domestic sales prices were approximately U.S.$350/cubic meter before government subsidies. Likewise, the prices at which we sell natural gas in Argentina (particularly to the residential sector) are subject to government regulations and currently are substantially below regional market prices for natural gas. For additional information on domestic pricing for our products, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting Our Operations—Differences between Argentine and international prices for hydrocarbon products” and “Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”  We cannot assure you that we will be able to increase the prices of our products sufficiently in the future, and limitations in our doing so would adversely affect our financial condition and results of operations. Similarly, we cannot assure you that hydrocarbon prices in Argentina will reach prevailing international or regional levels.

We are subject to direct and indirect export restrictions, which have affected our results of operations and caused us to declare force majeure under certain of our export contracts

The Argentine Hydrocarbons Law allows for hydrocarbon exports as long as they are not required for the domestic market and are sold at reasonable prices. In the case of natural gas, Law 24,076 and related regulations require that the needs of the domestic market be taken into account when authorizing long term natural gas exports.

During the last several years the Argentine authorities have adopted a number of measures that have resulted in the substantial restriction of exports of natural gas from Argentina, and the Argentine government’s current policy is not to allow any exports of natural gas other than to the residential sector in certain other countries.

Due to the foregoing, we have been obliged to sell a part of our natural gas production previously destined for the export market in the local Argentine market and have not been able to meet our contractual gas export commitments in whole or, in some cases, in part, leading to disputes with our export clients and forcing us to declare force majeure under our export sales agreements. We believe that the measures mentioned above constitute force majeure events that relieve us from any contingent liability for the failure to comply with our contractual obligations, although no assurance can be given that this position will prevail. See “ Business—Exploration and Production—The Argentine natural gas market” and “Business—Legal Proceedings.”

In addition, the effectiveness after certain specific dates of certain of our natural gas export authorizations is subject to an analysis by the Secretariat of Energy of natural gas reserves in the Noroeste basin. The result of such analysis is uncertain and may have an adverse impact upon our performance of the export gas sales agreements related to such export authorizations should the Secretariat determine that reserves are inadequate. See “Business—Legal Proceedings—Argentina.”

Crude oil exports, as well as the export of most of our hydrocarbon products, currently require prior authorization from the Secretariat of Energy (pursuant to the regime established under Resolution S.E. No. 1679/04 as amended and supplemented by other regulation). Oil companies seeking to export crude oil or LPG must first demonstrate that the local demand for such product is satisfied or that an offer to sell the product to local purchasers has been made and rejected. Oil refineries seeking to export diesel fuel must also first demonstrate that the local demand of diesel is duly satisfied. Because domestic diesel production does not currently satisfy Argentine domestic consumption needs, we have been prevented since 2005 from selling diesel production in the export market, and thereby obliged to sell in the local market at significantly lower prices.

We are unable to predict how long these export restrictions will be in place, or whether any further measures will be adopted adversely affecting our ability to export gas, crude oil and diesel fuel or other products and, accordingly, our results of operations.

The imposition of new export duties and other taxes could adversely affect our results

In recent years, new duties have been imposed on exports. In March 2002, oil and gas companies were levied with a five-year, 20% tax on proceeds from the export of crude oil and a five-year, 5% tax on proceeds from the export of oil products. These duties on exports were increased on May 11, 2004 to the following taxation rates: 25% on exports of crude oil, 20% on exports of butane, methane and LPG, and 5% on exports of gasoline and diesel. On May 26, 2004, a 20% duty on natural gas and natural gas liquids exports was imposed. On August 4, 2004, the Ministry of Economy and Production issued a resolution establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of export and thereby modifying the fixed 25% tax rate established in May of that year.

In July 2006, the Ministry of Economy and Production issued Resolution 534/06, which increased to 45% the export duty on natural gas. This resolution also required the Customs General Administration to apply the natural gas price set by the Framework Agreement between Argentina and Bolivia (approximately U.S.$6/mmBtu in December 2007) as the valuation basis for calculating export duties on natural gas sales, irrespective of the actual price of such sales. In 2006, exports from the Tierra del Fuego province, which were previously exempted from taxes, were made subject to export duties at the prevailing rates. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on exports of butane, propane and LPG.

Additionally, Resolution 394/2007 of the Ministry of Economy and Production, published on November 16, 2007, amends the export duties on crude oil and other crude derivative products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect at U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

The imposition of these export taxes has adversely affected our results of operations. We cannot assure you that these taxes will not continue or be increased in the future or that other new taxes will not be imposed.

We may be exposed to fluctuations in foreign exchange rates

Our results of operations are exposed to currency fluctuation and any devaluation of the peso against the U.S. dollar and other hard currencies may adversely affect our business and results of operations. The value of the peso has fluctuated significantly in the past and may do so in the future. We are unable to predict whether, and to what extent, the value of the peso may further depreciate or appreciate against the U.S. dollar and how any such fluctuations would affect our business.

We may be subject to exchange and capital controls

In 2001 and 2002, as a result of the economic crisis, Argentina imposed exchange controls and transfer restrictions substantially limiting the ability of companies to retain foreign currency or make payments abroad. Under current Argentine law, exporters are required to convert proceeds from export operations into domestic currency, subject to certain exceptions applicable to the oil and gas industry that permit us to retain abroad 70% of export proceeds. See “Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency.”  There can be no assurances regarding future modifications to exchange and capital controls. The imposition of stricter exchange and capital controls could adversely affect our financial condition or results of operations and our ability to meet our foreign currency obligations and execute our financing plans.

Our access to international capital markets is influenced by the perception of risk in Argentina and other emerging economies, which may affect our ability to finance our operations and the trading values of our securities.

International investors consider Argentina to be an emerging market. As a result, economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Argentine companies. Volatility in securities markets in Latin America and in other emerging market countries may have a negative impact on the trading value of our securities and on our ability and the terms on which we are able to access international capital markets.

Risks Relating to the Argentine Oil and Gas Business and Our Business

Oil and gas prices could affect our level of capital expenditures

The prices  that we are able to obtain for our hydrocarbon products affect the viability of investments in new exploration, development and refining, and as a result the timing and amount of our projected capital expenditures for such purposes. We budget capital expenditures related to exploration, development, refining and distribution activities by taking into account, among other things, market prices for our hydrocarbon products. In the event that current domestic prices prevail or decrease, our ability to improve our hydrocarbon recovery rates, find new reserves and carry out certain of our other capital expenditure plans is likely to be adversely affected, which in turn would have an adverse effect on our results of operations.

Our reserves and production are likely to decline

Argentina’s oil and gas fields are mature and our reserves and production are declining as reserves are depleted. In the last two years our proved reserves declined by approximately 33%, and we replaced 11% of our production with new proved reserves during 2006; average daily production in the nine-month period ended September 30, 2007 declined by approximately 2.9% from 2006. We are engaged in efforts to mitigate these declines by adding reserves through technological enhancements aimed at improving our recovery factors as well as through deepwater offshore exploration and development of tight gas. These efforts are subject to material risks and may prove unsuccessful due to risks inherent to the oil and gas industry.

Our oil and natural gas reserves are estimates, in accordance with the guidelines established by the Securities and Exchange Commission (SEC)

Our oil and gas proved reserves are estimated in accordance with the guidelines established by the SEC. Proved reserves are estimated using geological and engineering data to determine with reasonable certainty whether the crude oil or natural gas in known reservoirs is recoverable under existing economic and operating conditions.

The accuracy of proved reserve estimates depends on a number of factors, assumptions and variables, among which the most important are:

•	the results of drilling, testing and production after the date of the estimates, which may require substantial revisions;

•	the quality of available geological, technical and economic data and the interpretation and judgment of such data;

•	the production performance of our reservoirs;

•	developments such as acquisitions and dispositions, new discoveries and extensions of existing fields and the application of improved recovery techniques;

•
changes in oil and natural gas prices, which could have an effect on the size of our proved reserves because the estimates of reserves are based on prices and costs at the date when such estimates are made, and a decline in the price of oil or gas could make reserves no longer economically viable to exploit and therefore not classifiable as proved; and

•
whether the prevailing tax rules, other government regulations and contractual conditions will remain the same as on the date estimates are made (as changes in tax rules and other government regulations could make reserves no longer economically viable to exploit).

Many of the factors, assumptions and variables involved in estimating proved reserves are beyond our control and are subject to change over time. See “Business—Exploration and Production—Reserves.” Consequently, measures of reserves are not precise and are subject to revision. Any downward revision in our estimated quantities of proved reserves could adversely impact our financial results, leading to increased depreciation, depletion and amortization charges and/or impairment charges, which would reduce earnings and shareholders’ equity.

The oil and gas industry is subject to particular economic and operational risks

Oil and gas exploration and production activities are subject to particular economic and industry-specific operational risks, some of which are beyond our control, such as production, equipment and transportation risks, and natural hazards and other uncertainties, including those relating to the physical characteristics of onshore and offshore oil or natural gas fields. Our operations may be curtailed, delayed or cancelled due to bad weather conditions, mechanical difficulties, shortages or delays in the delivery of equipment, compliance with governmental requirements, fire, explosions, blow-outs, pipe failure, abnormally pressured formations, and environmental hazards, such as oil spills, gas leaks, ruptures or discharges of toxic gases. If these risks materialize, we may suffer substantial operational losses and disruptions. Drilling may be unprofitable, not only with respect to dry wells, but also with respect to wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs are taken into account.

Argentine oil and gas production concessions and exploration permits are subject to certain conditions and may not be renewed

The Federal Hydrocarbons Law provides for oil and gas concessions to remain in effect for 25 years as from the date of their award, and further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. The expiration of a substantial part of our and other Argentine oil companies’ concessions occurs in 2017. The authority to extend the terms of current and new permits, concessions and contracts has been vested in the governments of the provinces in which the relevant area is located (and the federal government in respect of offshore areas beyond 12 nautical miles). In order to be eligible for the extension, any concessionaire and permit holder must have complied with its obligations under the Federal Hydrocarbons Law and the terms of the particular concession or permit, including evidence of payment of taxes and royalties, the supply of the necessary technology, equipment and labor force and compliance with various environmental, investment and development obligations. Under the Federal Hydrocarbons Law, non-compliance with these obligations and standards may also result in the imposition of fines and in the case of material breaches, following the expiration of applicable cure periods, the revocation of the concession or permit. We cannot provide assurances that our concessions will be extended or that additional investment, royalty payment or other requirements will not be imposed on us in order to obtain extensions. The termination of, or failure to obtain the extension of, a concession or permit could have a material adverse effect on our business and results of our operations.

Our acquisition of exploratory acreage and crude oil and natural gas reserves is subject to heavy competition

We face intense competition in bidding for crude oil and natural gas production areas, which are typically auctioned by governmental authorities, especially those areas with the most attractive crude oil and natural gas reserves. Some provinces of Argentina, including La Pampa, Neuquén and Chubut, have created provincial government-owned companies to develop activities in the oil and gas industry. Energía Argentina S.A. (ENARSA), the Argentine state-owned energy company, has also entered the market, particularly in the context of offshore exploration. Considering such competition and the entry of companies owned by the Argentine provinces, the conditions under which we are able to access new exploratory or productive areas could be adversely affected.

We may incur significant costs and liabilities related to environmental, health and safety matters

Our operations, like those of other companies in the oil and gas industry, are subject to a wide range of environmental, health and safety laws and regulations in the countries in which we operate. These laws and regulations have a substantial impact on our operations and those of our subsidiaries, and could result in material adverse effects on our financial position and results of operation. A number of events related to environmental, health and safety matters, including changes in applicable laws and regulations, adverse judicial or administrative interpretations of such laws and regulations, changes in enforcement policy, the occurrence of new litigation or development of pending litigation, and the development of information concerning these matters, could result in new or increased liabilities, capital expenditures, reserves, losses and other impacts that could have a material adverse effect on our financial condition and results of operations. See “Business―Legal Proceedings,” “Regulatory Framework and Relationship with the Argentine Government—Argentine Environmental Regulations” and “—U.S. Environmental Regulations.” Environmental, health and safety regulation and jurisprudence in Argentina is developing at a rapid pace and no assurance can be provided that such developments will not increase our cost of doing business and liabilities.

The cessation of natural gas deliveries from Bolivia may have a material adverse effect on our long-term natural gas supply commitments

We rely on imports of natural gas from Bolivia pursuant to the framework agreement between the Bolivian and Argentine governments (the “Framework Agreement”) . See “Business―Production—Natural gas marketing.”  The current delivery capacity from Bolivia is 7.7mmcm/d, and the delivery of volumes exceeding 7.7mmcm/d is subject to the construction of the North East Pipeline, which has not yet commenced. Bolivian natural gas imports pursuant to the Framework Agreement are performed under a gas supply agreement between YPFB and ENARSA, which establishes a guaranteed delivery volume of 4.6mmcm/d. The price charged by Bolivia pursuant to the Framework Agreement was approximately U.S.$6/mmBtu in December 2007. We have entered into a gas supply contract with ENARSA to buy a portion of such gas (with a guaranteed volume of 2.6mmcm/d) through December 31, 2009 at a price of approximately U.S.$1.8/mmBtu. The difference between our contractual price and cost of the natural gas purchased pursuant to the Framework Agreement is currently absorbed by ENARSA and financed by the Argentine government with the collection of export duties on natural gas.

Any suspension of natural gas deliveries from Bolivia under these contracts, or an increase in the subsidized price of gas currently charged by ENARSA, could have a material adverse effect on our financial condition and results of operations, including our inability to provide gas to certain clients, since we plan to fulfill our supply contracts of natural gas in part through import volumes from Bolivia.

We are party to a number of legal proceedings

As described under “Business—Legal Proceedings,” we are party to a number of labor, commercial, civil, tax, criminal, environmental and administrative proceedings that, either alone or in combination with other proceedings, could, if resolved in whole or in part adversely to us, result in the imposition of material costs, fines, judgments or other losses. While we believe that we have provisioned such risks appropriately based on the opinions and advice of our external legal advisors and in accordance with applicable accounting rules, certain loss contingencies, particularly those relating to environmental matters, are subject to change as new information develops and it is possible that losses resulting from such risks, if proceedings are decided in whole or in part adversely to us, could significantly exceed any reserves we have established.

Our business depends to a significant extent on our production and refining facilities and logistics network

Our oil and natural gas field facilities, refineries and logistics network are our principal production facilities and distribution network on which a significant portion of our revenues depends. Although we insure our properties on terms we consider prudent and have adopted and maintain safety measures, any significant damage to, accident or other production stoppage at such facilities could materially and adversely affect our production capabilities, financial condition and results of operations.

We could be subject to organized labor action

Although we consider our current relations with our workforce to be good, we have experienced organized work disruptions and stoppages in the past and we cannot assure you that we will not experience them in the future, which could adversely affect our business and revenues.

Risks Relating to Our Class D Shares and ADSs

Repsol YPF controls a significant majority of our shares and voting rights

Subject to the terms of the shareholders’ agreement and the option agreements (see “Selling Shareholders”), Repsol YPF will continue to control a significant majority of our capital stock and voting rights  and Petersen Energía will continue to control approximately 15% of our shares and voting rights.  Pursuant to a shareholders’ agreement entered into between Repsol YPF, certain affiliates of Repsol YPF and Petersen Energía, such parties have agreed the way some decisions are going to be taken with respect to certain matters. Repsol YPF will be able to determine substantially all other matters requiring approval by a majority of our shareholders, including the election of a majority of our directors. Subject to the terms of the shareholders’agreement, Repsol YPF will also direct our operations and may be able to cause or prevent a change in our control. See “Selling Shareholders―Shareholders’ Agreement.”  Repsol YPF’s and Petersen Energía’s interests may differ from those of our other shareholders.

Certain strategic transactions require the approval of the holder of our Class A shares or may entail a cash tender offer for all of our outstanding capital stock

Under our bylaws, the approval of the holder of our Class A shares is required to undertake certain strategic transactions, including a merger, an acquisition that results in the purchaser holding 15% or more of our capital stock or an acquisition that results in the purchaser holding a majority of our capital stock. The interests of our Class A shareholder, the Argentine government, may differ from those of our other shareholders, and, as result, we may not be able to undertake certain transactions on terms that are advantageous to our other shareholders or at all.

In addition, under our bylaws, an acquisition that results in the purchaser holding 15% or more of our capital stock would require such purchaser to make a public cash tender offer for all of our outstanding shares and convertible securities, which could discourage certain investors from acquiring significant stakes in our capital stock. See “Description of Capital Stock—Certain Provisions Relating to Acquisitions of Shares.”

Active markets may not develop for our Class D shares or the ADSs

As of the date of this prospectus, less than 1% of our capital stock is held by non-affiliates. As a result, the public markets for our Class D shares and ADSs have had limited trading volume. Although the ADSs will continue to be listed on the NYSE and the underlying Class D shares will continue to be listed on the BASE, we cannot assure you that more active and liquid markets will develop or of the price at which the Class D shares or the ADSs may be sold.

Restrictions on the movement of capital out of Argentina may impair your ability to receive dividends and distributions on, and the proceeds of any sale of, the Class D shares underlying the ADSs

Argentine law currently permits the government to impose temporary restrictions on capital movements in circumstances where a serious imbalance develops in Argentina’s balance of payments or where there are reasons to foresee such an imbalance. Although the transfer of funds abroad in order to pay dividends currently does not require Central Bank approval, restrictions on the movement of capital to and from Argentina such as those that previously existed during the recent economic crisis could, if reinstated, impair or prevent the conversion of dividends, distributions, or the proceeds from any sale of Class D shares, as the case may be, from pesos into U.S. dollars and the remittance of the U.S. dollars abroad. We cannot assure you that the Argentine government will not take such measures in the future.

Under the terms of our deposit agreement with the depositary for the ADSs, the depositary will convert any cash dividend or other cash distribution we pay on the shares underlying the ADSs into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If this conversion is not possible for any reason, including restrictions of the type described in the preceding paragraph, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. If the exchange rate fluctuates significantly during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the dividend distribution.

Under Argentine law, shareholder rights may be different from other jurisdictions

Our corporate affairs are governed by our bylaws and by Argentine corporate law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States or in other jurisdictions outside Argentina. In addition, rules governing the Argentine securities markets are different and may be subject to different enforcement in Argentina than in other jurisdictions.

Actual or anticipated sales of a substantial number of Class D shares could decrease the market prices of our Class D shares and the ADSs

Repsol YPF owns Class D shares and ADSs representing a significant majority of our capital stock (which may be reduced by approximately 10% if the Petersen Options described under “Selling Shareholders” are exercised). Petersen Energía owns ADSs representing up to approximately 15% of our capital stock (which may be increased up to approximately 25% if the Petersen Options described under “Selling Shareholders” are exercised). In addition, as described in greater detail under “Selling Shareholders—Registration Rights and Related Agreements,” we have undertaken to maintain this shelf registration statement effective for the benefit of the lenders under the senior secured term loan facility provided to Petersen Energía to enable it to enter into the Petersen Transaction. The lenders under the senior secured term loan facility, upon the acceleration of such facility following the occurrence and continuation of an event of default under such facility, will be able to freely sell up to approximately 15% of our outstanding capital stock (which may be increased to approximately 25% if the Petersen Options described under “Selling Shareholders” are exercised) under this shelf registration statement. In addition, under the shareholders’ agreement, Repsol YPF and Petersen Energía have agreed that Repsol YPF may engage in a public stock offering of at least 10% of our outstanding capital stock and Repsol YPF has filed a registration statement covering 20% of our capital stock to be offered in such offering, which may occur before or after the sale of any securities covered by this registration statement. Sales of a substantial number of Class D shares or ADSs by Repsol YPF, Petersen Energía, such lenders or any other significant shareholder, or the anticipation of such sales, could decrease the trading price of our Class D shares and the ADSs. See “Selling Shareholders.”

You may be unable to exercise preemptive, accretion or other rights with respect to the Class D shares underlying your ADSs

You may not be able to exercise the preemptive or accretion rights relating to the shares underlying your ADSs (see “Description of Capital Stock—Preemptive and Accretion Rights”) unless a registration statement under the U.S. Securities Act of 1933 (the “Securities Act”) is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights, and we cannot assure you that we will file any such registration statement. Unless we file a registration statement or an exemption from registration is available, you may receive only the net proceeds from the sale of your preemptive rights by the depositary or, if the preemptive rights cannot be sold, they will be allowed to lapse. As a result, U.S. holders of Class D shares or ADSs may suffer dilution of their interest in our company upon future capital increases.

In addition, under the Argentine Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendency of Corporations (Inspección General de Justicia, or “IGJ”) in order to exercise certain shareholder rights, including voting rights. If you own our Class D shares directly (rather than in the form of ADSs) and you are a non-Argentine company and you fail to register with IGJ, your ability to exercise your rights as a holder of our Class D shares may be limited.

You may be unable to exercise voting rights with respect to the Class D shares underlying your ADSs at our shareholders’ meetings

The depositary will be treated by us for all purposes as the shareholder with respect to the shares underlying your ADSs. As a holder of ADRs representing the ADSs being held by the depositary in your name, you will not have direct shareholder rights and may exercise voting rights with respect to the Class D shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are no provisions under Argentine law or under our bylaws that limit the exercise by ADS holders of their voting rights through the depositary with respect to the underlying Class D shares. However, there are practical limitations on the ability of ADS holders to exercise their voting rights due to the additional procedural steps involved in communicating with these holders. For example, holders of our shares will receive notice of shareholders’ meetings through publication of a notice in an official gazette in Argentina, an Argentine newspaper of general circulation and the bulletin of the Buenos Aires Stock Exchange, and will be able to exercise their voting rights by either attending the meeting in person or voting by proxy. ADS holders, by comparison, will not receive notice directly from us. Instead, in accordance with the deposit agreement, we will provide the notice to the depositary. If we ask it to do so, the depositary will mail to holders of ADSs the notice of the meeting and a statement as to the manner in which instructions may be given by holders. To exercise their voting rights, ADS holders must then instruct the depositary as to voting the Class D shares represented by their ADSs. Due to these procedural steps involving the depositary, the process for exercising voting rights may take longer for ADS holders than for holders of Class D shares, and Class D shares represented by ADSs may not be voted as you desire. Class D shares represented by ADSs for which the depositary fails to receive timely voting instructions may, if requested by us, be voted as we instruct at the corresponding meeting.

Shareholders outside of Argentina may face additional investment risk from currency exchange rate fluctuations in connection with their holding of our Class D shares or the ADSs

We are an Argentine company and any future payments of dividends on our Class D shares will be denominated in pesos. The peso has historically fluctuated significantly against many major world currencies, including the U.S. dollar. A depreciation of the peso would likely adversely affect the U.S. dollar or other currency equivalent of any dividends paid on our Class D shares and could result in a decline in the value of our Class D shares and the ADSs as measured in U.S. dollars.

USE OF PROCEEDS

We will not receive any proceeds from the sale of any Class D shares or ADSs by the selling shareholders.

EXCHANGE RATES AND CONTROLS

Exchange Rates

From April 1, 1991 until the end of 2001, the Convertibility Law established a fixed exchange rate under which the Central Bank was obligated to sell U.S. dollars at one peso per U.S. dollar. On January 6, 2002, the Argentine Congress enacted the Public Emergency Law, formally putting an end to the Convertibility Law regime and abandoning over 10 years of U.S. dollar-peso parity. The Public Emergency Law, which has been extended until December 31, 2008, grants the executive branch of the Argentine government the power to set the exchange rate between the peso and foreign currencies and to issue regulations related to the foreign exchange market. Following a brief period during which the Argentine government established a temporary dual exchange rate system pursuant to the Public Emergency Law, the peso has been allowed to float freely against other currencies since February 2002 although the government has the power to intervene by buying and selling foreign currency for its own account, a practice in which it engages on a regular basis.

The following table sets forth the annual high, low, average and period-end exchange rates for U.S. dollars for the periods indicated, expressed in nominal pesos per U.S. dollar, based on rates quoted by Banco Central de la República Argentina (Banco Central). The Federal Reserve Bank of New York does not report a noon buying rate for Argentine pesos.

	Low	High	Average		Period End
	(pesos per U.S. dollar)
Year ended December 31,
2003	2.76	3.35	2.94	(1)	2.93
2004	2.80	3.06	2.94	(1)	2.98
2005	2.86	3.04	2.90	(1)	3.03
2006	3.03	3.10	3.07	(1)	3.06
2007	3.05	3.18	3.12	(1)	3.15

Month
September 2007	3.13	3.17	3.15		3.15
October 2007	3.15	3.18	3.16		3.15
November 2007	3.12	3.15	3.14		3.15
December 2007	3.13	3.15	3.14		3.15
January 2008	3.13	3.16	3.14		3.16
February 2008	3.15	3.17	3.16		3.16
March 2008(2)	3.15	3.16	3.16		3.15
__________
Source: Banco Central de la República Argentina

(1)	Represents the average of the exchange rates on the last day of each month during the period.

(2)	Through March 6, 2008.

No representation is made that peso amounts have been, could have been or could be converted into U.S. dollars at the foregoing rates on any of the dates indicated.

Exchange Controls

Prior to December 1989, the Argentine foreign exchange market was subject to exchange controls. From December 1989 until April 1991, Argentina had a freely floating exchange rate for all foreign currency transactions, and the transfer of dividend payments in foreign currency abroad and the repatriation of capital were permitted without prior approval of the Central Bank. From April 1, 1991, when the Convertibility Law became effective, until December 21, 2001, when the Central Bank closed the foreign exchange market, the Argentine currency was freely convertible into U.S. dollars.

On December 3, 2001, the Argentine government imposed a number of monetary and currency exchange control measures through Decree 1570/01, which included restrictions on the free disposition of funds deposited with banks and tight restrictions on transferring funds abroad (including the transfer of funds to pay dividends) without the Central Bank’s prior authorization subject to specific exceptions for transfers related to foreign trade. Since January 2003, the Central Bank has gradually eased these restrictions and expanded the list of transfers of funds abroad that do not require its prior authorization (including the transfer of funds to pay dividends). In June 2003, the Argentine government set restrictions on capital flows into Argentina, which mainly consisted of a prohibition against the transfer abroad of any funds until 180 days after their entry into the country. In June 2005, the government established further restrictions on capital flows into Argentina, including increasing the period that certain incoming funds must remain in Argentina to 365 calendar days and requiring that 30% of incoming funds be deposited with a bank in Argentina in a non-assignable, non-interest-bearing account for 365 calendar days. Under the exchange regulations currently in force, restrictions exist in respect of the repatriation of funds or investments by non-Argentine residents. For instance, subject only to limited exceptions, the repatriation by non-Argentine residents of funds received as a result of the sale of the Class D shares in the secondary market is subject to a limit of U.S.$500,000 per person per calendar month. In order to repatriate such funds abroad, non-Argentine residents also are required to demonstrate that the funds used to make the investment in the Class D shares were transferred to Argentina at least 365 days before the proposed repatriation. The transfer abroad of dividend payments is currently authorized by applicable regulations to the extent that such dividend payments are made in connection with audited financial statements and are approved by a shareholders’ meeting.

MARKET INFORMATION

Shares and ADSs

New York Stock Exchange

The ADSs, each representing one Class D Share, are listed on the NYSE under the trading symbol “YPF.” The ADSs began trading on the NYSE on June 28, 1993, and were issued by The Bank of New York as depositary (the “Depositary”).

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low closing prices in U.S. dollars of our ADSs on the NYSE:

	High	Low
2003	37.35	12.99
2004	44.00	35.95
2005	69.20	43.20
2006	57.38	37.00
2007	50.10	34.37
2008(1)	44.74	37.10
___________
(1)	Through March 6, 2008.

The following table sets forth, for each quarter of the most recent two financial years and the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2006:
First Quarter	57.38	51.92
Second Quarter	55.00	37.00
Third Quarter	45.45	40.01
Fourth Quarter	51.49	42.75
2007:
First Quarter	50.10	41.14
Second Quarter	46.41	41.42
Third Quarter	45.91	34.37
Fourth Quarter	44.97	37.02
2008:
First Quarter(1)	44.74	37.10
__________
(1)	Through March 6, 2008.

The following table sets forth, for each of the most recent six months and for the current month, the high and low closing prices in U.S. dollars of our ADSs on the NYSE.

	High	Low
2007:
September	39.54	36.60
October	44.97	38.70
November	43.88	37.32
December	43.15	37.02
2008:
January	44.74	37.10
February	43.08	37.60
March(1)	40.25	39.00

__________
(1)	Through March 6, 2008.

As of December 31, 2007 there were approximately 224.7 million ADSs outstanding and approximately 93 holders of record of ADSs. Such ADSs represented approximately 57.10% of the total number of issued and outstanding Class D shares as of December 2007. Repsol YPF was the holder of 222.8 million of our ADSs at that date.

Buenos Aires Stock Market

The Buenos Aires Stock Market is the principal Argentine market for trading the ordinary shares.

The Buenos Aires Stock Market (Mercado de Valores de Buenos Aires, or “MERVAL”) is the largest stock market in Argentina and is affiliated with the BASE. MERVAL is a corporation consisting of 133 shareholders who are the sole individuals or entities authorized to trade, either as principals or agents, in the securities listed on the BASE. Trading on the BASE is conducted either through the traditional auction system from 11 a.m. to 6 p.m. on trading days, or through the Computer-Assisted Integrated Negotiation System (Sistema Integrado de Negociación Asistida por Computación, or “SINAC”). SINAC is a computer trading system that permits trading in both debt and equity securities and is accessed by brokers directly from workstations located in their offices. Currently, all transactions relating to listed negotiable obligations and listed government securities can be effectuated through SINAC. In order to control price volatility, MERVAL imposes a 15-minute suspension on trading when the price of a security registers a variation in price between 10% and 15% and between 15% and 20%. Any additional 5% variation in the price of a security will result in an additional 10-minute successive suspension period.

Investors in the Argentine securities market are mostly individuals and companies. Institutional investors, which are responsible for a growing percentage of trading activity, consist mainly of institutional pension funds created under the amendments to the social security laws enacted in late 1993.

Certain information regarding the Argentine equities market is set forth in the table below.

	2006	2005	2004	2003
Market capitalization (in billions of pesos)(1)	1,229	771	690	542
As percent of GDP(1)	183.4%	163%	152%	205%
Volume (in millions of pesos)	131,984	145,535	82,099	84,496
Average daily trading volume (in millions of pesos)	574.83	577.52	376.26	339.34
Number of listed companies(1)	106	106	106	110
_________
(1)	End-of-period figures for trading on the BASE.

Source: CNV and Instituto Argentino de Mercado de Capitales.

The following table sets forth, for the five most recent full financial years and for the current financial year, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market:

	High	Low
2003	110.00	43.75
2004	130.00	103.00
2005	205.00	128.00
2006	177.50	115.00
2007	153.00	110.90
2008(1)	140.00	118.00
_________
(1)	Through March 6, 2008.

The following table sets forth, for each quarter of the most recent two financial years, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2006:
First Quarter	177.50	159.50
Second Quarter	168.00	115.00
Third Quarter	141.00	123.50
Fourth Quarter	152.95	131.00
2007:
First Quarter	153.00	126.00
Second Quarter	143.50	127.00
Third Quarter	143.50	107.80
Fourth Quarter	142.00	118.00
2008:
First Quarter(1)	140.00	118.00
_________
(1)	Through March 6, 2008.

The following table sets forth, for each of the most recent six months and for the current month, the high and low prices in Argentine pesos of our Class D shares on the Buenos Aires Stock Market.

	High	Low
2007:
September	127.80	117.00
October	145.00	122.25
November	141.25	118.50
December	121.00	116.00
2008:
January	140.00	118.00
February	137.00	120.00
March(1)	130.00	125.00
__________
(1)	Through March 6, 2008.

As of December 31, 2007, there were approximately 8,336 holders of Class D shares.

Stock Exchange Automated Quotations System International

The ADSs are also quoted on the Stock Exchange Automated Quotations System International.

Argentine Securities Market

The securities market in Argentina is composed of 10 stock exchanges, which are located in the City of Buenos Aires, Bahía Blanca, Corrientes, Córdoba, La Plata, La Rioja, Mendoza, Rosario, Santa Fe, and Tucumán. Five of these exchanges (the BASE, Rosario, Córdoba, Mendoza, and Santa Fe) have affiliated stock markets and, accordingly, are authorized to quote publicly offered securities. Securities listed on these exchanges include corporate equity and bonds and government securities.

The BASE is the principal and longest-established exchange in Argentina and is currently the fourth largest exchange in Latin America in terms of market capitalization. The BASE began operating in 1854 and accounts for approximately 95% of all equity trading in Argentina. Bonds listed on the BASE may simultaneously be listed on the Argentine over-the-counter market (Mercado Abierto Electrónico, or “MAE”), pursuant to an agreement between BASE and MAE that stipulates that equity securities are to be traded exclusively on the BASE, while debt securities (both public and private) may be traded on both the MAE and the BASE. In addition, through separate agreements with the BASE, all of the securities listed on the BASE may be listed and subsequently traded on the Córdoba, Rosario, Mendoza, La Plata and Santa Fe exchanges, by virtue of which many transactions originating on these exchanges relate to BASE-listed companies and are subsequently settled in Buenos Aires. Although companies may list all of their capital stock on the BASE, controlling shareholders in Argentina typically retain the majority of a company’s capital stock, resulting in a relatively small percentage of active trading of the companies’ stock by the public on the BASE.

Argentina’s equity markets have historically been composed of individual investors, though in recent years there has been an increase in the level of investment by banks and insurance companies in these markets. The participation of Argentine pension funds represents an increasing percentage of the BASE market; however, Argentine mutual funds (fondos comunes de inversión) continue to have very low participation. As of December 31, 2007, 109 companies had equity securities listed on the BASE, of which the 10 most traded companies accounted for approximately 78.1% of the total market capitalization during 2007.

Regulation of the Argentine securities market

The Argentine securities market is regulated and overseen by the CNV, pursuant to Law No. 17,811, as amended, which, in addition to having created the CNV, governs the regulation of security exchanges, as well as stockbroker transactions, market operations, the public offering of securities, corporate governance matters relating to public companies and the trading of futures and options. Argentine pension funds and insurance companies are regulated by separate government agencies, whereas financial institutions are regulated primarily by the Central Bank.

In Argentina, debt and equity securities traded on an exchange or the over-the-counter market must, unless otherwise instructed by their shareholders, be deposited with Stock Exchange Incorporated (Caja de Valores S.A.), a corporation owned by the BASE, MERVAL and certain provincial exchanges. Stock Exchange Incorporated is the central securities depositary of Argentina and provides central depositary facilities, as well as acting as a clearinghouse for securities trading and as a transfer and paying agent for securities transactions. Additionally, it handles the settlement of securities transactions carried out by the BASE and operates SINAC.

Despite a change in the legal framework of Argentine securities trading in the early 1990s, which permitted the issuance and trading of new financial products in the Argentine capital markets, including commercial paper, new types of corporate bonds and futures and options, there is still a relatively low level of regulation of the market for Argentine securities and investors’ activities in such markets and enforcement of them has been extremely limited. Because of the limited exposure and regulation in these markets, there may be less publicly available information about Argentine companies than is regularly published by or about companies in the United States and certain other countries. However, the CNV has taken significant steps to strengthen disclosure and regulatory standards for the Argentine securities market, including the issuance of regulations prohibiting insider trading and requiring insiders to report on their ownership of securities, with associated penalties for noncompliance.

In order to improve Argentine securities market regulation, the Argentine government issued Decree No. 677/01 on June 1, 2001 (the “Transparency Decree”), which provided certain guidelines and provisions relating to capital markets transparency and best practices. The Transparency Decree applies to individuals and entities that participate in the public offering of securities, as well as to stock exchanges. Among its key provisions, the decree broadens the definition of a “security,” governs the treatment of negotiable securities, obligates publicly listed companies to form audit committees composed of three or more members of the Board of Directors (the majority of whom must be independent under CNV regulations), authorizes market stabilization transactions under certain circumstances, governs insider trading, market manipulation and securities fraud and regulates going-private transactions and acquisitions of voting shares, including controlling stakes in public companies.

Before offering securities to the public in Argentina, an issuer must meet certain requirements established by the CNV with regard to the issuer’s assets, operating history and management. Only securities approved for a public offering by the CNV may be listed on a stock exchange. However, CNV approval does not imply any kind of certification as to the quality of the securities or the solvency of the issuer, even though issuers of listed securities are required to file unaudited quarterly financial statements and audited annual financial statements and various other periodic reports with the CNV and the stock exchange on which their securities are listed, as well as to report to the CNV and the relevant stock exchange any event related to the issuer and its shareholders that may affect materially the value of the securities traded.

Money laundering regulations

Recent modifications to Argentine money laundering regulations have resulted in their application to increasing numbers and types of securities transactions.

Argentine Law No. 25,246 (as amended by Law No. 26,087 and Law 26,119) categorizes money laundering as a crime under the Argentine Criminal Code and created the Unidad de Información Financiera (“UIF”), an agency of the Ministry of Justice and Human Rights of Argentina responsible for investigating questionable transactions. The Argentine Criminal Code defines money laundering as the exchange, transfer, management, sale or any other use of money or other assets obtained through a crime, by a person who did not take part in such crime, with the possible result that such original assets (or new asset resulting from such original asset) have the appearance of having been obtained through legitimate sources, provided that the aggregate value of the assets exceeded Ps.50,000, whether such amount results from one or more connected transactions.

The money laundering legal framework assigns control and information reporting duties to certain private sector entities, including banks, broker-dealers, trading companies and insurance companies, in many cases according to highly general criteria. According to the rules of the Guide to Unusual or Questionable Financial and Foreign Exchange Transactions (Guía de Transacciones Inusuales o Sospechosas en la Órbita del Sistema Financiero y Cambiario) approved by Resolution No. 2/2002 of the UIF (as amended), such entities have an obligation to notify the UIF of transactions falling into the following general categories: (a) investments in securities in amounts significantly exceeding the amounts normally invested by a particular investor, taking the business of the investor into account; (b) deposits or back-to-back loans in jurisdictions known as tax havens; (c) requests for asset management services where the origin of funds is not certain, is unclear or does not relate to the business of the investor; (d) unusual transfers of large amounts of securities or interests; (e) unusual and frequent use of special investment accounts; and (f) frequent purchases and sales of securities during the same day for the same amount and volume, when such transactions seem unusual and inadequate considering the business of the investor.

CAPITALIZATION

The following table sets forth our indebtedness, shareholders’ equity and total capitalization as of September 30, 2007. You should read this table in conjunction with the information under “Selected Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes included elsewhere in this prospectus.

	As of September 30, 2007
	(in millions of U.S. dollars)(1)	(in millions of pesos)
Short-term indebtedness	175	551
Long-term indebtedness	166	523
Total shareholders’ equity	7,922	24,955
Total capitalization	8,263	26,029
___________
(1)	U.S. dollar amounts are based on the exchange rate at September 28, 2007 of Ps.3.15 to U.S.$1.00 (the last rate quoted in September 2007).

SELECTED FINANCIAL AND OPERATING DATA

The following tables present our selected financial and operating data. You should read this information in conjunction with our audited and unaudited financial statements and related notes, and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. All financial data included in this prospectus as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006 is unaudited. Results for the nine-month period ended September 30, 2007 are not necessarily indicative of results to be expected for the full year 2007 or any other period.

The financial data as of December 31, 2006, 2005 and 2004 and for the years then ended is derived from our audited consolidated financial statements (the “Audited Consolidated Financial Statements”), which are included in our annual report on Form 20-F for the year ended December 31, 2006 incorporated by reference in this prospectus. The financial data as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006 is derived from our unaudited individual and consolidated interim financial statements (the “Unaudited Individual and Consolidated Interim Financial Statements”) included elsewhere in this prospectus. The Unaudited Individual and Consolidated Interim Financial Statements reflect all adjustments which, in the opinion of our management, are necessary to present the financial statements for such periods on a consistent basis with the Audited Consolidated Financial Statements. The financial data as of and for the years ended December 31, 2003 and 2002 is derived from our audited financial statements, which are neither included nor incorporated by reference in this prospectus. Our audited and unaudited financial statements have been prepared in accordance with generally accepted accounting principles in Argentina, which we refer to as Argentine GAAP and which differ in certain significant respects from generally accepted accounting principles in the United States, which we refer to as U.S. GAAP. Notes 13, 14 and 15 to our Audited Financial Statements provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income and shareholders’ equity as of December 31, 2006, 2005 and 2004 and for the years then ended. Notes 5, 6 and 7 to our Unaudited Individual and Consolidated Interim Financial Statements included elsewhere in this prospectus provide a description of the significant differences between Argentine GAAP and U.S. GAAP, as they relate to us, and a reconciliation to U.S. GAAP of net income for the nine-month periods ended September 30, 2007 and 2006 and shareholders’ equity as of September 30, 2007 and December 31, 2006.

In this prospectus, except as otherwise specified, references to “$,” “U.S.$” and “dollars” are to U.S. dollars, and references to “Ps.” and “pesos” are to Argentine pesos. Solely for the convenience of the reader, peso amounts as of and for the nine months ended September 30, 2007 and as of and for the year ended December 31, 2006  have been translated into U.S. dollars at the exchange rate quoted by Banco Central de la República Argentina (Banco Central) on September 28, 2007 of Ps.3.15 to U.S.$1.00 (the last quoted rate in September 2007), unless otherwise specified. The exchange rate quoted by Banco Central on March 6, 2008 was Ps. 3.15 to U.S.$1.00. The U.S. dollar equivalent information should not be construed to imply that the peso amounts represent, or could have been or could be converted into U.S. dollars at such rates or any other rate. See “Exchange Rates and Controls.”

Certain figures included in this prospectus have been subject to rounding adjustments. Accordingly, figures shown as totals may not sum due to rounding.

	As of and for Nine-Month Period Ended September 30,
	2007	2007	2006
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)

Consolidated Income Statement Data:
Argentine GAAP(1)
Net sales(2)(3)	6,625	20,869	19,172
Gross profit	2,207	6,952	7,644
Administrative expenses	(178)	(561)	(490)
Selling expenses	(489)	(1,541)	(1,356)
Exploration expenses	(113)	(356)	(318)
Operating income	1,427	4,494	5,480
Income (Loss) on long-term investments	12	38	27
Other expenses, net	(54)	(171)	(33)
Interest expense	(69)	(216)	(151)
Other financial income (expenses) and holding gains (losses), net	195	615	676
Reversal of impairment of other current assets	22	69	—
Income before income tax	1,533	4,829	5,999
Income tax	(587)	(1,849)	(2,264)
Net income from continuing operations	946	2,980	3,735
Net income	946	2,980	3,735
Earnings per share and per ADS(4)	2.41	7.58	9.50
Dividends per share and per ADS(4) (in pesos)	n.a.	6.00	6.00
Dividends per share and per ADS(4)(5) (in U.S. dollars)	n.a.	1.93	1.97
U.S. GAAP
Operating income	1,180	3,716	4,855
Net income	748	2,356	3,253
Earnings per share and per ADS(4) (in pesos)	1.90	5.99	8.27
Other Consolidated Financial Data:
Argentine GAAP(1)
Fixed assets depreciation	986	3,105	2,628
Cash used in fixed asset acquisitions	1,294	4,076	3,460
Non-GAAP
EBITDA(6)	2,505	7,891	8,528
EBITDA margin(7)	n.a.	0.38	0.44

	As of September 30, 2007
	(in millions of U.S.$)	(in millions of pesos)
Consolidated Balance Sheet Data:
Argentine GAAP(1)
Cash	34	106
Working capital	1,317	4,147
Total assets	11,475	36,146
Total debt(8)	341	1,074
Shareholders’ equity(9)	7,922	24,955
U.S. GAAP
Total assets	12,257	38,610
Shareholders’ equity(9)	8,889	28,000
__________
(1)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to YPF S.A.’s individual financial statements included in the Unaudited Individual and Consolidated Interim Financial Statements.

(2)
Includes Ps.999 million for the nine-month period ended September 30, 2007 and Ps.1,053 million for the nine-month period ended September 30, 2006 corresponding to the proportional consolidation of the net sales of investees controlled jointly by us and third parties.

(3)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales (see Note 2(g) to YPF Sociedad Anónima’s individual financial statements included in the Unaudited Individual and Consolidated Interim Financial Statements).

(4)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(5)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(6)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(7)	EBITDA margin is calculated by dividing EBITDA by our net sales.

(8)	Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.523 million as of September 30, 2007.

(9)
Our subscribed capital as of September 30, 2007 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

	As of and for Year Ended December 31,
	2006	2006	2005(1)	2004(1)	2003(2)	2002(2)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Income Statement Data:
Argentine GAAP(3)
Net sales(4)(5)	8,138	25,635	22,901	19,931	17,514	17,050
Gross profit	3,116	9,814	11,643	10,719	9,758	8,424
Administrative expenses	(214)	(674)	(552)	(463)	(378)	(411)
Selling expenses	(570)	(1,797)	(1,650)	(1,403)	(1,148)	(1,077)
Exploration expenses	(146)	(460)	(280)	(382)	(277)	(240)
Operating income	2,185	6,883	9,161	8,471	7,955	6,696
Income (Loss) on long-term investments	58	183	39	154	150	(450)
Amortization of goodwill	—	—	—	—	—	(13)
Other expenses, net	(65)	(204)	(545)	(981)	(152)	(245)
Interest expense	(68)	(213)	(459)	(221)	(252)	(679)
Other financial income (expenses) and holding gains (losses), net	212	667	561	359	202	(2,312)
Income (Loss) from sale of long-term investments	3	11	15	—	—	690
Impairment of other current assets	(22)	(69)	—	—	—	—
Income before income tax	2,304	7,258	8,772	7,782	7,903	3,687
Income tax	(889)	(2,801)	(3,410)	(3,017)	(3,290)	(58)
Net income from continuing operations	1,415	4,457	5,362	4,765	4,613	3,629
Income (Loss) on discontinued operations	—	—	—	3	15	(13)
Income from sale of discontinued operations	—	—	—	139	—	—
Net income	1,415	4,457	5,362	4,907	4,628	3,616
Earnings per share and per ADS(6)	3.60	11.33	13.63	12.48	11.77	9.19
Dividends per share and per ADS(6) (in pesos)	n.a.	6.00	12.40	13.50	7.60	4.00
Dividends per share and per ADS(6)(7) (in U.S. dollars)	n.a.	1.97	4.24	4.70	2.62	1.12
U.S. GAAP
Operating income	1,786	5,626	8,065	6,550	7,567	5,173
Net income	1,164	3,667	5,142	4,186	4,435	3,498
Earnings per share and per ADS(6) (in pesos)	n.a.	9.32	13.07	10.64	11.28	8.89

	As of and for Year Ended December 31,
	2006	2006	2005(1)	2004(1)	2003(2)	2002(2)
	(in millions of U.S.$, except for per share and per ADS data)	(in millions of pesos, except for per share and per ADS data)
Consolidated Balance Sheet Data:
Argentine GAAP(3)
Cash	37	118	122	492	355	309
Working capital	1,557	4,905	2,903	3,549	4,001	4,063
Total assets	11,236	35,394	32,224	30,922	32,944	31,756
Total debt(8)	452	1,425	1,453	1,930	2,998	5,552
Shareholders’ equity(9)	7,729	24,345	22,249	21,769	22,534	20,896
U.S. GAAP(3)
Total assets	11,761	37,046	34,748	32,540	34,125	36,280
Shareholders’ equity(2)	8,330	26,241	24,254	23,506	24,334	26,303
Other Consolidated Financial Data:
Argentine GAAP
Fixed assets depreciation	1,180	3,718	2,707	2,470	2,307	2,161
Cash used in fixed asset acquisitions	1,588	5,002	3,722	2,867	2,418	2,898
Non-GAAP
EBITDA(10)	3,445	10,851	11,717	10,449	10,245	6,255
EBITDA margin(11)	n.a.	0.42	0.51	0.52	0.58	0.37
___________
(1)
Consolidated income and balance sheet data for the years ended December 31, 2005 and 2004 set forth above include the retroactive effect from the application of new accounting rules in Argentina (see Note 1(b) to the Audited Consolidated Financial Statements).

(2)
Consolidated income and balance sheet data for the years ended December 31, 2003 and 2002 set forth above do not include the retroactive effect from the application of new accounting rules in Argentina (see Note 1(b) to the Audited Consolidated Financial Statements).

(3)
The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003. See Note 1 to the Audited Consolidated Financial Statements.

(4)
Includes Ps.1,451 million for the year ended December 31, 2006, Ps.1,216 million for the year ended December 31, 2005, Ps.1,122 million for the year ended December 31, 2004, Ps.760 million for the year ended December 31, 2003 and Ps.1,019 million for the year ended December 31, 2002 corresponding to the proportional consolidation of the net sales of investees in which we hold joint control with third parties (see Note 13(b) to the Audited Consolidated Financial Statements).

(5)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and, from 2002, customs duties on hydrocarbon exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2(g) to the Audited Consolidated Financial Statements.

(6)
Information has been calculated based on outstanding capital stock of 393,312,793 shares. Each ADS represents one Class D share. There were no differences between basic and diluted earnings per share and ADS for any of the years disclosed.

(7)
Amounts expressed in U.S. dollars are based on the exchange rate as of the date of payment. For periods in which more than one dividend payment was made, the amounts expressed in U.S. dollars are based on exchange rates at the date of each payment.

(8)
Total debt under Argentine GAAP includes nominal amounts of long-term debt of Ps.510 million as of December 31, 2006, Ps.1,107 million as of December 31, 2005, Ps.1,684 million as of December 31, 2004, Ps.2,085 million as of December 31, 2003 and Ps.3,760 million as of December 31, 2002.

(9)
Our subscribed capital as of December 31, 2006 is represented by 393,312,793 shares of common stock and divided into four classes of shares, with a par value of Ps.10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

(10)
EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. For a reconciliation of EBITDA to net income, see “—EBITDA reconciliation.”

(11)	EBITDA margin is calculated by dividing EBITDA by our net sales.

EBITDA reconciliation

EBITDA is calculated by excluding interest gains on assets, interest losses on liabilities, income tax and depreciation of fixed assets from our net income. Our management believes that EBITDA is meaningful for investors because it is one of the principal measures used by our management to compare our results and efficiency with those of other similar companies in the oil and gas industry, excluding the effect on comparability of variations in depreciation and amortization resulting from differences in the maturity of their oil and gas assets. EBITDA is also a measure commonly reported and widely used by analysts, investors and other interested parties in the oil and gas industry. EBITDA is not an explicit measure of financial performance under Argentine GAAP or U.S. GAAP and may not be comparable to similarly titled measures used by other companies. EBITDA should not be considered an alternative to operating income as an indicator of our operating performance, or an alternative to cash flows from operating activities as a measure of our liquidity.

The following table presents, for each of the periods indicated, our EBITDA reconciled to our net income under Argentine GAAP.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004	2003	2002
	(in millions of pesos)

Net income	2,980	3,735	4,457	5,362	4,907	4,628	3,616
Interest gains on assets	(259)	(250)	(338)	(221)	(166)	(232)	(259)
Interest losses on liabilities	216	151	213	459	221	252	679
Depreciation of fixed assets	3,105	2,628	3,718	2,707	2,470	2,307	2,161
Income tax	1,849	2,264	2,801	3,410	3,017	3,290	58
EBITDA	7,891	8,528	10,851	11,717	10,449	10,245	6,255

Reserves, production and other operating data

The following table presents certain of our reserves, production and other operating data as of or for the periods indicated.

	Nine-Month Period Ended September 30,	Year Ended December 31,
	2007	2006	2005	2004
Revisions, extensions, discoveries and improved recovery of proved reserves as of period end(1)
Oil (mmbbl)	55	29	(153)	13
Gas (bcf)	198	(17)	(325)	(22)
Total (mmboe) expenses	91	27	(212)	10
Proved reserves as of period end
Oil (mmbbl)	646	680	777	1,064	(2)
Gas (bcf)	3,728	4,015	4,683	5,676	(2)
Total (mmboe) expenses	1,311	1,396	1,611	2,076	(2)
Proved developed reserves as of period end
Oil (mmbbl)	483	521	604	863	(2)
Gas (bcf)	2,430	2,571	3,201	4,045	(2)
Total (mmboe) expenses	916	979	1,174	1,582	(2)
Average daily production for the period
Oil (mbbl)	327	346	366	399
Gas (mmcf)	1,778	1,779	1,827	1,926
Total (mboe) expenses	644	663	691	742
Refining capacity
Capacity (mbbl/d)(3)	320	320	320	320
Retail distribution network as of period end
Service stations	1,698	1,731	1,794	1,832
___________
(1)	See “Business—Exploration and Production—Reserves” for more information about our reserves.

(2)	As restated.

(3)	Excluding Refinor, which has a refining capacity of 26 mbbl/d and in which we have a 50% interest.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements as of December 31, 2006, 2005 and 2004 and for the years then ended (the “Audited Consolidated Financial Statements”), and our unaudited individual and consolidated interim financial statements as of September 30, 2007 and for the nine-month periods ended September 30, 2007 and 2006 (the “Unaudited Individual and Consolidated Interim Financial Statements”).

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, liquid petroleum gas and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2006, we had consolidated net sales of Ps.25,635 million (U.S.$8,138 million) and consolidated net income of Ps.4,457 million (U.S.$1,415 million) and, in the nine months ended September 30, 2007, we had consolidated net sales of Ps.20,869 million (U.S.$6,625 million) and consolidated net income of Ps.2,980 million (U.S.$946 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. See “Selling Shareholders.”  We believe that Petersen Energía’s participation in our capital stock and management will strengthen our Argentine ties and expertise.

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, accounting for approximately 42% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 42% of its total natural gas production, including natural gas liquids, in 2007, according to the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of September 30, 2007, of approximately 646 mmbbl of oil and 3,728 bcf of gas, representing aggregate reserves of 1,311 mmboe.

•
In 2006, we produced 126 mmbbl of oil (346 mbbl/d) and 651 bcf of gas (1,779 mmcf/d) and, in the nine months ended September 30, 2007, we produced 89 mmbbl of oil (327 mbbl/d) and 485 bcf of gas (1,778 mmcf/d).

Downstream Operations

•
We are Argentina’s leading refiner with operations conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, a jointly controlled entity operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of September 30, 2007 consisted of 1,698 YPF-branded service stations, which we believe represented approximately 30.9% of all service stations in Argentina.

•
We are a leading petrochemical producer in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada plant. In addition, Profertil, a company that we jointly control, is a leading producer of urea in the Southern Cone.

Presentation of Financial Information

We prepare our audited consolidated financial statements in accordance with Argentine GAAP, which differ in certain significant respects from U.S. GAAP. Notes 13, 14 and 15 to the Audited Consolidated Financial Statements and Notes 5, 6 and 7 to the Unaudited Individual and Consolidated Interim Financial Statements provide a summary of the effect of these significant differences on net income and shareholders’ equity under Argentine GAAP and U.S. GAAP.

We fully consolidate the results of subsidiaries in which we have a sufficient number of voting shares to control corporate decisions and proportionally consolidate the results of companies that we control jointly. The financial information corresponding to Refinor and Profertil, both jointly controlled entities, includes the last financial information approved by those companies, which in each case corresponds to a date and period ending three months prior to the date of our consolidated financial statements; however, such information, if material, is adjusted according to applicable accounting principles to reflect these companies’ results as of the date of the issuance of our consolidated financial statements.

Under Argentine GAAP, we currently are not required to record the effects of inflation in our financial statements. However, because Argentina experienced a high rate of inflation in 2002, with the wholesale price index increasing by approximately 118%, we were required by Decree No. 1269/2002 and CNV Resolution No. 415/2002 to restate our financial statements in constant pesos in accordance with Argentine GAAP. On March 25, 2003, Decree No. 664/2003 rescinded the requirement that financial statements be prepared in constant currency, effective for financial periods on or after March 1, 2003. According to the Argentine statistics and census agency (Instituto Nacional de Estadísticas y Censos, or “INDEC”), the wholesale price index increased 7.9% in 2004, 10.6% in 2005, 7.1% in 2006 and 11.7% during the first nine months of 2007. As a result, our results of operations and financial position may not be directly comparable from period to period. We cannot assure you that in the future we will not be again required to record the effects of inflation in our financial statements (including those covered by the financial statements included in this prospectus) in constant pesos, which may affect the comparability of our results of operations and financial position to those recorded in prior periods. See “—Critical Accounting Policies—U.S. GAAP Reconciliation” for an explanation of how the effect of inflation is treated under U.S. GAAP.

Additionally, certain oil and gas disclosures are included in the Audited Consolidated Financial Statements under the heading “Supplemental information on oil and gas producing activities (unaudited).”

Segment Reporting

We organize our business into the following four segments: (i) exploration and production, which includes exploration and production activities, natural gas and crude oil purchases and sales (including purchases from and sales to third parties and intersegment sales of crude oil, natural gas and its byproducts) and to a lesser extent electric power generation (“Exploration and Production”); (ii) the production, transport and marketing of refined products (“Refining and Marketing”); (iii) the production, transport and marketing of petrochemical products (“Chemical”); and (iv) other activities not falling into the previously described categories (“Corporate and other”), principally including corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc.

Sales between business segments are made at internal transfer prices established by us, which generally seek to approximate market prices.

Summarized Income Statement

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(in millions of pesos)
Net sales	20,869	19,172	25,635	22,901	19,931
Cost of sales	(13,917)	(11,528)	(15,821)	(11,258)	(9,212)
Gross profit	6,952	7,644	9,814	11,643	10,719
Administrative expenses	(561)	(490)	(674)	(552)	(463)
Selling expenses	(1,541)	(1,356)	(1,797)	(1,650)	(1,403)
Exploration expenses	(356)	(318)	(460)	(280)	(382)
Operating income	4,494	5,480	6,883	9,161	8,471
Income on long-term investments	38	27	183	39	154
Other expenses, net	(171)	(33)	(204)	(545)	(981)
Financial income, net and holding gains	399	525	454	102	138
Income from sale of long-term investments	—	—	11	15	—
Impairment of other assets	69	—	(69)	—	—
Net income before income tax	4,829	5,999	7,258	8,772	7,782
Income tax	(1,849)	(2,264)	(2,801)	(3,410)	(3,017)
Net income from continuing operations	2,980	3,735	4,457	5,362	4,765
Income on discontinued operations	—	—	—	—	3
Income from sale of discontinued operations	—	—	—	—	139
Net income	2,980	3,735	4,457	5,362	4,907

Factors Affecting Our Operations

Our operations are affected by a number of factors, including:

•	the volume of crude oil, oil byproducts and natural gas we produce and sell;

•	domestic price limitations;

•	export restrictions and domestic supply requirements;

•	international prices of crude oil and oil products;

•	our capital expenditures;

•	inflation and cost increases;

•	domestic market demand for hydrocarbon products;

•	operational risks;

•	taxes, including export taxes;

•	capital controls;

•	the Argentine peso/U.S. dollar exchange rate;

•	dependence on the infrastructure and logistics network used to deliver our products;

•	laws and regulations affecting our operations; and

•	interest rates.

Our consolidated operating profits and margins have recently trended downwards. This has principally been the result of: production declines and increased asset depreciation principally due to the increasing maturity of our oil and gas fields; increases in other operating costs, due in part to higher domestic demand and local market supply obligations (which required us to purchase certain inputs from third parties); inflation and higher labor costs; and limitations on our ability to offset those increased costs due to, among other things, domestic limitations on the prices at which we sell gas and refined products.

Our operating profit in the nine-month period ended September 30, 2007 decreased 18.0% compared to the corresponding period in 2006 mainly as a result of: our continuing decline in production; increased export taxes; and increasing domestic fuel demand, which, as a result of regulatory requirements, obliged us to decrease exports and import certain products (such as diesel) in order to satisfy domestic demand at substantially lower prices. Domestic prices for diesel, for example, in January 2008, were approximately U.S.$250/cubic meter lower, after tax refunds, than international market prices, ensuring a loss on diesel imports that are used to satisfy domestic diesel demand.

Our operating profit in 2006 decreased 24.9% compared to 2005 mainly as a result of: our decline in production, which led us to purchase more crude oil from third parties in order to maintain our pace of refining activity; increased depreciation of fixed assets resulting from declines in our proved reserves; the imposition of higher export taxes on most refined products; significant increases in imports of diesel at international market prices in order to satisfy domestic demand at substantially lower prices; and limitations on the prices at which we sell gas and refined products in the domestic market.

Our operating profit in 2005 increased 8.1% compared to 2004 mainly because of an increase in domestic prices for our products.

Macroeconomic conditions

The Argentine economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth and high variable levels of inflation. Inflation reached its peak in the late 1980s and early 1990s. The annual inflation rate as measured by the consumer price index was approximately 388% in 1988, 4,924% in 1989 and 1,344% in 1990. Due to inflationary pressures prior to the 1990s, the Argentine currency was devalued repeatedly and macroeconomic instability led to broad fluctuations in the real exchange rate of the Argentine currency relative to the U.S. dollar. To address these pressures, past Argentine governments implemented various plans and utilized a number of exchange rate systems.

With the enactment of the Convertibility Law in 1991, inflation declined progressively and the Argentine economy enjoyed seven years of growth. In the fourth quarter of 1998, adverse international financial conditions caused the Argentine economy to enter into a recession and GDP to decrease by 3.4% in 1999, 0.8% in 2000 and 4.4% in 2001. By the end of 2001, Argentina suffered a profound deterioration in social and economic conditions, accompanied by high political and economic instability. The restrictions on the withdrawal of bank deposits, the imposition of exchange controls, the suspension of the payment of Argentina’s public debt and the abrogation of the peso’s one-to-one peg to the dollar (with the consequent depreciation of the peso against the dollar) caused a decline in economic activity. GDP declined by 10.9% in 2002, annual inflation rose to 41%, the exchange rate continued to be highly volatile, and the unemployment rate rose to more than 20%. The political and economic instability not only curtailed commercial and financial activities in Argentina but also severely restricted the country’s access to international financing.

Strong economic growth in the world’s developed economies and favorable raw material pricing from 2003 through 2007 paved the way for Argentina’s economic recovery. GDP grew by 8.7% in 2003, 9.0% in 2004, 9.2% in 2005, 8.5% in 2006 and 5.8% through September 2007. Public finances both at national and provincial levels recorded a consolidated primary surplus of approximately 5.5% of GDP in 2004, 4.5% in 2005 and 3.5% in 2006. Argentina has also maintained a trade surplus, which from 2003 to 2007 averaged approximately 7% of GDP.

The annual wholesale price index, according to the INDEC, increased by 2% in 2003, 7.9% in 2004, 10.6% in 2005, 7.1% in 2006 and 11.7% through September 2007. The government’s main strategy to fight increasing inflation has been the establishment of agreed price controls with private companies.

With its economic recovery well under way, in 2005, Argentina successfully completed the restructuring of a substantial portion of its bond indebtedness and cancelled all of its debt with the International Monetary Fund (“IMF”). The country is actively working to renegotiate the remaining portion of its external public debt and to resolve the claims brought before international courts by foreign companies affected during the crisis.

Global macroeconomic conditions have a direct effect on economic conditions in Argentina and, in particular, on Argentine domestic energy consumption trends. Global economic growth remained solid during the first half of 2007, but the downside risks and uncertainty surrounding growth prospects have recently increased. Latin America continued to expand vigorously, driven by strong commodity prices and growing domestic demand. However, there are some signs that the improved fundamentals may erode if certain regulatory policies are not strengthened. Fiscal and external surpluses are forecast to weaken in many countries, and inflation has been rising, exacerbated by rising international food prices, as output has come closer to potential.

According to the IMF, world output is expected to expand by 4.8% in 2008. The global economy is being supported by the expansion in emerging market countries. In particular, the economies of the leading emerging Asian countries, China and India, are expected to grow by approximately 10% and 8.5%, respectively, in 2008. United States growth is projected at 1.9% in 2008, reflecting the continuing housing correction and the negative impact on confidence of the recent financial turmoil. The rate of expansion is expected to slow to 2.1% and 1.7% in the euro area and Japan, respectively. The U.S. dollar has continued to depreciate against the euro and a broad range of other currencies, including those of emerging market countries. The exchange market pressures in emerging economies have generally been reflected in exchange rate appreciation, rapid accumulation of international reserves and strong domestic credit growth.

Worldwide oil prices continued to increase during 2007 and 2008 to date, reaching a maximum of almost U.S.$101 per barrel (WTI) in February 2008, driven by strong demand, the decrease in the United States’ reserves, and social and political conflicts in producing areas.

Within the above-mentioned international and regional context, the economic growth rate of Argentina remained strong during the first nine months of 2007. GDP increased 8.4% compared with the same period of 2006, driven by fixed investment and private consumption.

Total exports from Argentina increased by 20% year over year (YoY) to U.S.$55,933 million in 2007, mainly driven by an increase in exports of agricultural products, while imports increased by 31% in the same period due to higher growth in consumption and investment. The trade surplus decreased by 9.4%, falling from U.S.$12,306 million in 2006 to U.S.$11,154 million in 2007.

The unemployment rate continued to fall, consistent with economic growth. The data corresponding to the third quarter of 2007 showed that 7.3% of the active population was unemployed, 1.1 percentage points lower than the 8.4% rate in the prior year. Average real wages of the economy increased by 12.6% (YoY) between December 2006 and November 2007, according to the INDEC’s inflation rate (7.5%).

The Central Bank continued its policy of accumulating international reserves and maintaining a competitive exchange rate during 2007. Central Bank reserves were at U.S.$46 billion at the end of the year, and the peso/dollar buying exchange rate increased to Ps.3.15 per dollar, a 2.9% (YoY) nominal depreciation. The real exchange rate of the Argentine peso against a basket of currencies, measured using the official domestic inflation index, showed a 10% real depreciation throughout the year.

Fiscal revenues increased by 33% (YoY) in 2007, but an even higher rise in public expenditures (46%) led to a reduction in the national primary fiscal surplus from 3.5% of GDP in 2006 to 2.2% of GDP in 2007. In relation to public debt, two issues are still pending: (i) a portion of the defaulted debt that was not included in the 2005 debt swap (the so-called “Paris Club”) has not yet been resolved and (ii) certain government bondholders have not accepted the government’s debt restructuring proposal.

The Argentine economy has begun 2008 with favorable prospects in terms of economic growth, but with concerns over inflation, energy supply and the international economic context in the near future. However, we cannot predict the evolution of future macroeconomic events, or the effect that they are likely to have on our business, financial condition and results of operations. See “Risk Factors—Risks Relating to Argentina.”

Energy consumption in Argentina has increased significantly since 2003, driven in part by price limitations that have kept Argentine energy prices substantially below international prices. Continued growth in demand and a particularly harsh winter in 2007 have recently led to fuel shortages and power outages, prompting the Argentine government to take additional measures to assure domestic supply. At the same time, growth in the production of certain hydrocarbon products has slowed, and in the case of crude oil production has recently declined, due to Argentina’s maturing oil and gas fields. As a result of this increasing demand and actions taken by the Argentine regulatory authorities to prioritize domestic supply, exported volumes of hydrocarbon products, especially natural gas, declined steadily over this period. At the same time, Argentina has increased hydrocarbon imports.

The table below shows Argentina’s total sales, production, exports and imports of crude oil, natural gas, diesel and gasoline products for the periods indicated.

	Nine months ended September 30,	Year ended December 31,
	2007	2006	2005	2004
Crude Oil in Argentina
Production (mmbbl)	176.5	240.7	243.0	255.7
Exports (mmbbl)	15.2	32.0	54.6	64.4
Imports (mmbbl)	0.2	0.6	1.6	3.7

Natural Gas in Argentina
Sales (mmcm)(1)	29,105.0	36,362.0	34,685.0	33,472.7
Production (mmcm)	38,523.1	51,779.0	51,573.0	52,385.0
Exports (mmcm)	1,128.2	2,487.0	6,600.1	7,348.1
Imports (mmcm)	1,088.8	1,428.5	1,610.5	804.1

Diesel in Argentina
Sales (mcm)(2)	10,927.4	13,903.4	13,074.4	12,450.1
Production (mcm)	9,708.5	12,570.3	11,673.4	12,011.9
Exports (mcm)	37.9	108.8	276.4	1,067.5
Imports (mcm)	570.4	446.9	678.7	400.2

Gasoline in Argentina
Sales (mcm)(2)	2,863.7	4,608.4	4,028.6	3,748.8
Production (mcm)	4,483.5	5,889.3	6,043.1	5,964.0
Exports (mcm)	884.7	1,732.0	2,955.2	2,740.9
Imports (mcm)	12.8	33.2	14.1	40.7
__________
(1)	Includes total domestic market deliveries.

(2)	Includes domestic market sales.

Sources: Argentine Secretariat of Energy and ENARGAS

Policy and regulatory developments in Argentina

The Argentine oil and gas industry is currently subject to certain governmental policies and regulations that have resulted in: domestic prices that are substantially lower than prevailing international market prices; export restrictions; domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand; and increasingly higher export duties on the volumes of hydrocarbons allowed to be exported. See “Regulatory Framework and Relationship with the Argentine

Government.” These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices. As discussed in “Risk Factors” and elsewhere in this prospectus, actions by the Argentine government have had and will continue to have a significant effect on Argentine companies, including us.

Policy and regulatory developments relating to the oil and gas industry in Argentina include, among others:

•
Price limitations. In order to support economic growth, the Argentine government has sought to limit increases in hydrocarbons prices through a number of policies and measures. As a result, Argentina’s domestic hydrocarbon prices have not increased at the pace of international and regional prices, as described in “—Differences between Argentine and international prices for hydrocarbon products.”

•
Export restrictions. Since 2004, the Argentine government has prioritized domestic demand and adopted policies and regulations restricting the export of certain hydrocarbon products. These restrictions have impacted our export sales as described in “—Declining export volumes.”

•
Export duties. Since the economic crisis in 2002, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have increased substantially in the following years as international prices have surged. For a description of the most recent export duties on hydrocarbon exports, see “—International oil and gas prices and Argentine export taxes.”

•
Domestic supply requirements. The Argentine government has at times issued regulatory orders requiring producers to inject natural gas in excess of contractual commitments and supply other hydrocarbon products to the domestic market. As a result, we have had to limit our exports. In addition, we have imported diesel in order to satisfy domestic demand, which has increased our operating costs, as described in “—Increasing cost of sales.”

•
Energy Substitution Program. The Argentine Secretariat of Energy, by Resolution SE No. 459/07 of July 12, 2007, created the “Energy Substitution Program” (Programa de Energía Total), which is designed to mitigate shortages of natural gas and electricity by encouraging industrial users to substitute natural gas and electricity during the Argentine winter with imported diesel, fuel oil and LPG subsidized by the government. See “Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Refined Products.” Under this program, we and other companies import diesel, fuel oil and LPG that we then sell to industrial users in Argentina at the prevailing domestic natural gas prices, with the difference refunded to us by the Argentine government. As a result, this program has the effect of increasing our net sales and volumes sold, but is operating income-neutral since we do not earn any margin on products sold under this program.

Declining export volumes

The exported volumes of many of our hydrocarbon products have declined significantly in recent years, driven mainly by increasing domestic demand and export restrictions, as well as by declines in production. This shift from exports to domestic sales has impacted our results of operations as the prices for hydrocarbons in the domestic market have, due to price limitations, generally not kept pace with international and regional prices.

The table below presents, for the periods indicated, the exported volumes of certain of our principal hydrocarbon products.

	Nine-Month Period Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
Product	Units Sold
Oil (mcm)	348	692	874	1,776	2,904
Natural gas (mmcm)	1,204	2,142	3,090	3,071	3,176
Diesel (mcm)	99	111	149	327	1,103
Gasoline (mcm)	1,084	1,288	1,695	2,385	2,408

	Nine-Month Period Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
Product	Units Sold
Fuel oil (mtn)	833	679	903	696	650
Petrochemicals (mtn)	498	549	700	749	821

Due to the decreased export product volumes indicated above and increasing export duties, the portion of our net sales accounted for by exports decreased steadily between 2004 and the nine months ended September 30, 2007. Exports accounted for 29.6%, 35.0%, 33.7%, 37.7% and 39.5% of our consolidated net sales in the nine-month periods ended September 30, 2007 and 2006, and in 2006, 2005 and 2004, respectively.

The Argentine government’s current policy is not to allow any exports of natural gas other than to the residential sector in certain other countries. In addition, the Argentine government requires companies intending to export crude oil, diesel and LPG to obtain prior authorization from the Secretariat of Energy by demonstrating that local demand for those products has been satisfied. Since 2005, because domestic diesel production has generally not been sufficient to satisfy Argentine consumption needs, exports of diesel have been substantially restricted.

International oil and gas prices and Argentine export taxes

Since the economic crisis in 2002, in order to prioritize domestic demand, the Argentine government has imposed export taxes on certain hydrocarbon products. These taxes have increased substantially in the following years as international prices have surged. For a description of these taxes, see “Regulatory Framework and Relationship with the Argentine Government—Taxation.”  These export taxes have significantly affected the profitability of hydrocarbon exportation. They have also contributed to a shift away from exports and towards domestic sales, as described in “—Declining export volumes,” and reduced the export parity prices.

The average export sales price per barrel of oil realized by us from Argentina was U.S.$48.16 in the nine-month period ended September 30, 2007, U.S.$53.11 in 2006, U.S.$41.31 in 2005 and U.S.$33.65 in 2004.

On November 16, 2007, the Ministry of Economy and Production published Resolution 394/07, modifying the duties on exports of crude oil and other crude oil derivative products. The new regime provides that when the WTI international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the WTI international price is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined within a term of 90 business days. The withholding rate determined as indicated above also currently applies to diesel, gasoline and other crude derivative products. In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “Regulatory Framework and Relationship with the Argentine Government—Market Regulation.”

In addition, Resolution 534/06 of the Ministry of Economy and Production increased the tax on natural gas export sales to 45% and required the Customs General Administration to apply this tax rate to the price for natural gas set by the Framework Agreement between Argentina and Bolivia (approximately U.S.$6/mmBtu in December 2007), irrespective of the actual price of such natural gas export sales. Because we entered into certain long-term natural gas supply contracts several years ago, our average natural gas export prices are generally substantially lower than the price set by the Framework Agreement between Argentina and Bolivia, although higher than the price at which we purchase gas from ENARSA (approximately U.S. $1.8/mmBtu in December 2007).

Taxes for a number of other hydrocarbon products have also increased in recent months. See “Regulatory Framework and Relationship with the Argentine Government—Taxation.”

Certain of these recent export tax increases, for example those pursuant to Resolution 394/07, which was passed in November 2007, were not yet in effect during the nine-month period ended September 30, 2007. While some parts of the Resolution have yet to be definitively interpreted, we expect these recent export tax increases to adversely affect our export net sales and margins in future financial periods, especially with respect to any exports of diesel, gasoline and petrochemical products. We exported 99 mcm of diesel, 1,084 mcm of gasoline and 498 mtn of petrochemical products in the nine months ended September 30, 2007, and our exports accounted for 29.6% of our consolidated net sales in this period.

Differences between Argentine and international prices for hydrocarbon products

Over the last five years, domestic prices for our products have fallen significantly below international prices as a result of regulatory policies that have resulted in limitations on our ability to increase domestic prices sufficiently to keep pace with international market prices. The following table sets forth the average prices at which we sold our principal products in the domestic market (net of taxes passed through to consumers, such as value added and fuel transfer taxes) for the periods indicated:

	For the Nine-Month Period Ended September 30,				For the Year Ended December 31,
	2007				2006			2005			2004
	Peso		U.S.$	(1)	Peso	U.S.$	(1)	Peso	U.S.$	(1)	Peso	U.S.$	(1)
Natural gas(2)(3)	150		49		156	51		127	44		99	34
Diesel(4)	974	(5)	315		862	282		839	289		788	270
Gasoline products(6)	932		302		887	291		879	302		862	295
_________
(1)	Amounts translated from Argentine pesos at the average exchange rate for the period.

(2)	Per thousand cubic meters.

(3)	Reflects the average of residential prices (which are generally lower than prices to other segments) and industrial prices.

(4)	Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest and which is proportionally consolidated in our consolidated financial statements.

(5)
Our average price for diesel for the nine-month period ended September 30, 2007 was positively affected by sales at import parity prices under the Energy Substitution Program. Such sales accounted for 53 mcm of our total of 6,185 mcm of diesel sold in the domestic market during this period.

(6)
Per cubic meter. Does not include sales by Refinor, in which we have a 50% interest, and which is proportionally consolidated in our consolidated financial statements. The average price shown for each period is the volume-weighted average price of the various grades of gasoline products sold by us in the domestic market during such period.

For the year ended December 31, 2007, our average domestic prices for natural gas, diesel and gasoline were Ps.171/mcm, Ps.1,050/m3 and Ps.978/m3, respectively.

The disparity between the prices at which hydrocarbon products are sold in Argentina and the prevailing international prices for such products has been mainly due to limitations on our ability to pass increases in international prices of crude oil and hydrocarbon fuels and adverse exchange rate movements through to domestic prices or to increase local prices of natural gas (in particular for residential customers), gasoline and diesel. In a framework of increasing international prices, and notwithstanding our leading market position, domestic liquid fuel prices are still well below the level consistent with export/import parity prices.

For example, in January 2008, diesel import prices were approximately U.S.$700/cubic meter, while the average domestic sales prices were approximately U.S.$350/cubic meter before government subsidies. In addition, the price at which Bolivia exports natural gas to Argentina (which is purchased by ENARSA) was approximately U.S.$6/mmBtu in December 2007, while the price at which we purchase natural gas from ENARSA was approximately U.S.$1.8/mmBtu and our average sales price for such gas in Argentina was approximately U.S.$2.29/mmBtu.

In addition, pursuant to Resolution 599/2007 of the Secretariat of Energy dated June 14, 2007 (see “Regulatory Framework and Relationship with the Argentine Government—Market Regulation—Natural gas”), the Argentine government and gas producers, including us, entered into an agreement for the supply of certain volumes of gas to each segment of the domestic market during the period 2007 through 2011. Under this agreement, we have supplied a total volume of 2,674 million cubic meters of gas from August through December 2007 (representing 34% of our total gas volume sales for the same period) to domestic residential and small commercial consumers at a price of approximately Ps.0.50/mmBtu for that period.

Relative maturity of our oil and gas assets

Argentina’s oil and gas fields are mature and, as a result, our reserves and production are declining as reserves are depleted. Because we mainly have concessions for mature oil and gas fields that are undergoing natural production declines, it is difficult to replace our proved reserves from other categories of reserves. In 2006, our estimated proved oil reserves and oil production declined by 12.5% and 6%, respectively, over the preceding year, while our estimated proved gas reserves and gas production declined by 14.3% and 2.5%, respectively, over the same period. As a result, in an effort to maintain our high refinery utilization rates and because of regulatory requirements to supply certain hydrocarbon products to the domestic market, we purchased crude oil and natural gas from third parties. In 2006, approximately 10% of crude oil supplied to our refineries, and approximately 7% of the natural gas we sold, came from third-party purchases. In 2005, our oil production satisfied substantially all the needs of our refineries, while approximately 8% of the natural gas we sold came from third-party purchases. We expect our oil and gas proved reserves and production rates to continue their decline. See “Business—Exploration and Production—Reserves” for more information on our proved reserves.

We are currently developing a plan to increase our recovery factors. This plan, known by its Spanish acronym “PLADA,” includes comprehensive reviews of each field, including its development strategy, to identify opportunities in the light of new technologies. We have also become increasingly active in exploratory offshore drilling projects, as well as onshore fields through extended reach wells to find gas. We have budgeted approximately U.S.$2 billion in total capital expenditures for 2008, a significant portion of which will be dedicated to our exploration and production activities. While our oil and gas reserves have recently declined, we increased our investment in recovery technology and exploration in 2007 and, based on our current expectations of increased prices, expect to continue to do so in the future, with the goal of improving our recovery factors. Many of our fields have characteristics similar to mature fields in other regions (including the United States) that have achieved substantially higher reserve recovery factors through the application of new technologies similar to those we are currently studying. We cannot assure you, however, that we will be able to improve our recovery factors. In addition, the financial viability of these investments and reserve recovery efforts generally will depend on the prevailing economic and regulatory conditions in Argentina.

Increasing cost of sales

Our cost of sales accounted for 66.7% and 60.1% of our consolidated net sales in the nine-month periods ended September 30, 2007 and 2006, respectively, and 61.7%, 49.2% and 46.2% of our consolidated net sales in 2006, 2005 and 2004, respectively. Our cost of sales increased significantly between 2004 and the nine-month period ended September 30, 2007, mainly as a result of: increased purchases of crude oil from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production; increased purchases of natural gas and diesel from third parties to fulfill our domestic supply requirements and avoid penalties under certain delivery contracts; higher labor costs; higher costs related to the renegotiation of certain service contracts; and inflation. Due to prevailing Argentine price limitations, we were unable to pass many of these cost increases to our customers in the form of higher hydrocarbon product prices.

Seasonality

Historically, our results have been subject to seasonal fluctuations during the year, particularly as a result of greater natural gas sales during the winter. After the 2002 devaluation and as a consequence of the natural gas price freeze imposed by the Argentine government, the use of this fuel has diversified, generating an increase in its long-term demand throughout the year. However, sales of natural gas are still typically much higher in the winter to the residential sector of the Argentine domestic market, the prices for which are significantly lower than other sectors of the Argentine market.

Critical Accounting Policies

Our accounting policies are described in Notes 1 and 2 to the Audited Consolidated Financial Statements and Note 1 to the Unaudited Individual and Consolidated Interim Financial Statements. Argentine GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosures of contingent assets and liabilities in our financial statements. Actual results could differ from those estimates. We consider the following policies to be most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial condition and cash flows.

Functional currency

We have determined the U.S. dollar as our functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) 52. For U.S. GAAP reconciliation purposes, financial statements are re-measured into U.S. dollars and the assets and liabilities are translated into Argentine pesos (“reporting currency”) at the exchange rate prevailing at year end and revenues, expenses, gains and losses are translated at the exchange rate existing at the time of each transaction, or, if appropriate, at a weighted average of the exchange rates during the year.

In determining the functional currency, we make judgments based on the collective economic indicators affecting us. The economic indicators we review include the currency in which cash flows are denominated, how sales prices are determined, the sales markets in which we operate, how our operating costs are derived, how financing is obtained and the level of intra-group transactions with Repsol YPF, our controlling shareholder. A significant change in the facts and circumstances relating to the collective economic indicators discussed above would result in our reassessing the functional currency.

The determination of the functional currency to be applied to a business for accounting purposes is a decision that impacts, among other things, the reported results of operations, the exchange income or losses recorded and the translation differences arising from the conversion of its financial statements from the functional currency to the company’s reporting currency.

Oil and gas reserves

The estimation of oil and gas reserves is an integral part of the decision-making process about oil and gas assets, such as whether development should proceed or enhanced recovery methods should be implemented. As further explained below, oil and gas reserve quantities are used for calculating depreciation of the related oil and gas assets using the unit-of-production rates and also for evaluating the impairment of our investments in upstream assets.

At YPF, all the assumptions made and the basis for the technical calculations used in the estimates regarding oil and gas proved reserves are based on the guides and definitions established by Rule 4-10(a) of Regulation S-X promulgated by the SEC.

See “Business—Exploration and Production—Reserves” for a detailed discussion on reserves estimates internal control and audits.

We follow the “successful effort” method of accounting for our oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expenses. Occasionally, however, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well continues to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions are not met, the cost of drilling exploratory wells is charged to expenses.

Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

The capitalized costs related to producing activities, including tangible and intangible costs, have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimated recoverable proved and developed oil and gas reserves.

The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

Revisions of crude oil and natural gas proved reserves are considered prospectively in calculating depreciation.

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, are depreciated using the unit-of-production method, and a liability is recognized for this concept in the estimated value of the discounted payable amounts.

Foreign unproved properties have been valued at costs translated as detailed in Note 1 to the Audited Consolidated Financial Statements. Capitalized costs related to unproved properties are reviewed periodically by management to ensure that their carrying value does not exceed their estimated recoverable value.

Impairment of long-lived assets

We assess the recoverability of our held-for-use assets on a business segment basis for Argentine GAAP purposes. With respect to operations that are held as pending sale or disposal, our policy is to record these assets at amounts that do not exceed net realizable value.

For Argentine GAAP, held-for-use properties, grouped by business segment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An asset would be impaired if the discounted cash flows were less than its carrying value.

The impairment of oil and gas producing properties is calculated as the difference between the market value or, if appropriate, the discounted estimated future cash flows from its proved reserves and unproved reserves, adjusted for risks related to such reserves, in each field owned at the year end with the net book value of the assets relating thereto. Expected future cash flows from the sale or production of reserves are calculated considering crude oil prices based on a combination of market forward quotes and standard long-term projections. The discounted values of cash flows are determined using a reasonable and supportable discount rate based on standard WACC-CAPM (weighted average cost of capital—capital asset pricing model) assumptions including, if appropriate, a risk premium related to this type of asset. The estimated cash flows are based on future levels of production, the future commodity prices, lifting and development costs, estimates of future expenditures necessary with respect to undeveloped oil and gas reserves, field decline rates, market demand and supply, economic regulatory climates and other factors.

Charges for impairment are recognized in our results from time to time as a result of, among other factors, adverse changes in the recoverable reserves from oil and natural gas fields, and changes in economic regulatory conditions. If proved reserves estimates were revised downward, net income could be negatively affected by higher impairment charges on the property’s book value.

Therefore, our management must make reasonable and supportable assumptions and estimates with respect to: (i) the market value of reserves, (ii) oil fields’ production profiles, (iii) future investments and their amortization, taxes and costs of extraction and (iv) risk factors for unproved reserves which are in accordance with the Swanson rule (which relates to the calculation of the mean value of a lognormal distribution knowing three points), among other factors. The application of these estimates implies factors of 70% and 30% for probable and possible reserves, respectively, and other factors. As such, any change in the variables used to prepare such assumptions and estimates may have, as a consequence, a significant effect on the impairment tests relating to investments in areas with oil and gas reserves.

Impact of oil and gas reserves and prices on testing for impairment

Proved oil and gas properties held and used by us are reviewed for impairment whenever events or circumstances indicate that the carrying amounts may not be recoverable. Impairments are measured by the amount by which the carrying value exceeds its fair value.

We perform asset valuation analyses on an ongoing basis as a part of our asset management program. In general, we do not view temporarily low oil prices as a triggering event for conducting the impairment tests. Accordingly, any impairment tests that we perform make use of our long-term price assumptions for the crude oil and natural gas markets and petroleum products.

Depreciation

Volumes produced and asset costs are known, while proved reserves have a high probability of recoverability and are based on estimates that are subject to some variability. The impact of changes in estimated proved reserves is treated prospectively by depreciating the remaining book value of the assets over the future expected production, affecting the following year’s net income. In 2006, 2005 and 2004 we recorded depreciation of fixed assets associated with hydrocarbon reserves amounting to Ps.3,223 million, Ps.2,180 million and Ps.1,936 million, respectively, and also recorded Ps.2,676 million and Ps.2,266 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Asset retirement obligations

Future costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the same estimated value of the discounted payable amounts. Future estimated retirement obligations and removal costs are based on management’s best estimate of the time that the event will occur and the assertion of costs to be incurred upon the retirement or removal of the asset. Asset removal technologies and costs, as well as political, environmental, safety and other requirements and public expectations, are frequently changing. Consequently, the timing and future cost of dismantling and abandonment are subject to significant modification. As such, any change in variables used to prepare such assumptions and estimates can have, as a consequence, a significant effect on the liability and the related capitalized asset and future charges related to the retirement obligations. Future obligations are reviewed at the end of each fiscal year upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of the wells in operation and/or not abandoned and the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are extrapolated to the wells pending abandonment. Management believes that current plugging costs incurred are the best source of information at the end of each fiscal year to estimate asset retirement obligations.

Environmental liabilities, litigation and other contingencies

Environmental liabilities are recorded when environmental assessments and/or remediation are probable, material and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites, or on our estimate of costs to be incurred based on historical experience and available information for the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, we revise our estimate of costs to be incurred in environmental assessment and/or remediation.

Reserves are established to cover litigation and other contingencies, including counsel fees and judicial expenses, which are probable and can be reasonably estimated. The final costs arising from litigation and other contingencies may vary from our estimates due to changes in laws or differing interpretations of laws, the issuance of court decisions or other opinions and final assessments on the amount of claims. Changes in the facts or circumstances related to these types of contingencies, as well as the future outcome of these disputes, can have, as a consequence, a significant effect on the reserves for litigation and other contingencies recorded.

Reserves totaling Ps.1,952 million, Ps.1,561 million and Ps.1,298 million as of December 31, 2006, 2005 and 2004, respectively, and Ps.2,132 million and Ps.1,787 million as of September 30, 2007 and 2006, respectively, have been established in connection with contingencies which were probable and could be reasonably estimated as of those dates.

U.S. GAAP reconciliation

The recurrent difference between our net income under Argentine GAAP and our net income under U.S. GAAP for the nine-month periods ended September 30, 2007 and 2006 and for the years ended December 31, 2006, 2005 and 2004 is primarily due to the remeasurement into functional currency and translation into reporting currency, the elimination of the restatement into Argentine constant pesos, the effects of the reorganization of entities under common control, the impairment of long-lived assets, capitalization of financial expenses, accounting for assets retirement obligations, proportional consolidation of investments in jointly controlled companies, and the consolidation of variable interest entities.

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”). Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of the period.

Under U.S. GAAP, a definition of the functional currency is required which may differ from the reporting currency. Management has determined, for us and certain of our subsidiaries and investees, the U.S. dollar to be the functional currency in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, we have re-measured into U.S. dollars the Audited Consolidated Financial Statements as of December 31, 2006, 2005 and 2004 and the Unaudited Individual and Consolidated Interim Financial Statements as of September 30, 2007 and 2006, in each case prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the re-measurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are re-measured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are re-measured at the exchange rates in effect when the transactions occurred. Revenues and expenses are re-measured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of non-monetary assets, which are re-measured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the re-measurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain of our subsidiaries and investees, we have determined the Argentine peso as the functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiaries into U.S. dollars are not included in determining net income and are reported in other comprehensive income, as a component of shareholders’ equity.

The amounts obtained from the re-measurement process referred to above are translated into Argentine pesos under the provisions of SFAS No. 52. Assets and liabilities are translated at the current selling exchange rate of Ps.3.15 to U.S.$1, as of September 28, 2007 (the last rate quoted in September 2007), and Ps.3.06, Ps.3.03 and Ps.2.98 to U.S.$1, as of December 31, 2006, 2005 and 2004, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included as a cumulative translation adjustment in shareholders’ equity. For the nine-month periods ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004, the re-measurement into functional currency and the translation into reporting currency decreased net income determined according to Argentine GAAP by Ps.1,181 million, Ps.1,300 million, Ps.2,065 million, Ps.1,479 million and Ps.1,447 million, respectively.

We have proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The proportional consolidation generated an increase of Ps.446 million, Ps.381 million and Ps.672 million in total assets and total liabilities as of December 31, 2006, 2005 and 2004, respectively, and an increase of Ps.1,451 million, Ps.1,216 million and Ps.1,122 million in net sales and Ps.774 million, Ps.681 million and Ps.640 million in operating income for the years ended December 31, 2006, 2005 and 2004, respectively.

The proportional consolidation generated an increase of Ps.339 million and Ps.446 million in total assets and total liabilities, respectively, as of September 30, 2007 and 2006, respectively, and an increase of Ps.999 million and Ps.1,053 million in net sales and Ps.511 million and Ps.541 million in operating income for the nine-month periods ended September 30, 2007 and 2006, respectively.

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level, and they would be impaired if the discounted cash flows, considered at business segment level, were less than its carrying value. With respect to assets that were held pending sale or disposal, our policy was to record these assets on an individual basis at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, we perform the impairment review on an individual field basis. Other long-lived assets are aggregated, so that the individual cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets,” by comparing the net book value of such an asset with the expected cash flow. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When fair values are not available, we estimate fair value using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets. The accumulated adjustments under U.S. GAAP of the impairment provisions as of September 30, 2007 and as of December 31, 2006, 2005 and 2004 were Ps.574 million, Ps.491 million, Ps.611 million and Ps.773 million, respectively, mainly corresponding to our Exploration and Production segment. Impairment charges under U.S. GAAP amounted to Ps. 100 million, Ps.71 million, Ps.2 million and Ps.177 million for the nine-month period ended September 30, 2007 and for the years ended December 31, 2006, 2005 and 2004, respectively. The impairment recorded as of September 30, 2007 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of our Exploration and Production business segment. In 2006, the impairment recorded was mainly the result of the downward revision in reserves made by us in December 2006, as well as to certain non-strategic Exploration and Production areas that were available for sale at that time, and accordingly were valued at fair value less cost to sell (see “Business—History of YPF”). The impairment adjustment for the nine-month period ended September 30, 2007 also included Ps. 69 million for the elimination of income recorded due to the reversal of impairment under Argentine GAAP of the assets held for sale, mentioned above, as disclosed in Note 2(d) to the individual financial statements included in our Unaudited Individual and Consolidated Interim Financial Statements. The impairment recorded in 2005 was mainly the result of the downward revision in reserves made by us in December 2005. See “Business—Exploration and Production.” The impairments recorded in 2004 were the result of studies conducted that have revealed a decrease in proved reserves.

The adjusted basis after impairment resulted in lower depreciation under U.S. GAAP of Ps.100 million, Ps.197 million, Ps.170 million and Ps.122 million for the nine-month periods ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004, respectively.

Under U.S. GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period. Under Argentine GAAP, for those assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized.

SFAS No. 143, Accounting for Assets Retirement Obligations, requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled. Argentine GAAP is similar to SFAS No. 143, except a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

Under U.S. GAAP, results on reorganization of entities under common control are eliminated and related accounts receivables are considered as a capital (dividend) transaction. Under Argentine GAAP, results on reorganization of entities under common control and accounts receivables are recognized in the statement of income and the balance sheet, respectively.

Prior to the sale of our indirect subsidiary Greenstone Assurance Limited, we were a member of Oil Insurance Limited (“OIL”). OIL is owned by and operated by and for its shareholders, all of whom are engaged in energy operations. Pursuant to OIL’s Rating and Premium Plan, there is a withdrawal premium (the “Avoided Premium Surcharge,” or “APS”) to which insured members are liable under certain circumstances that include cancellation and non-renewal of the policy. The APS is calculated by OIL at its sole discretion, it is final and the amount shall not exceed the applicable future premiums that the insured would have paid absent such cancellation or non-renewal, in respect of losses incurred before the date on which the cancellation or non-renewal takes place. Such obligation, in substance, is similar to a retrospective premium to recover past losses that is paid, either through future premium payments (if the member remains in OIL) or as a one-time payment if the member withdraws from OIL. The effect on net income under U.S. GAAP, as of December 31, 2004, was Ps.123 million, which was recorded in the subsequent year for Argentine GAAP purposes.

FIN No. 46R, Consolidation of Variable Interest Entities (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51 to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. These interpretations require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. Under Argentine GAAP, consolidation is based on the control of corporate decisions through shareholding (Note 1 to the Audited Consolidated Financial Statements). FIN 46R is effective for us as of January 1, 2004.

As of September 30, 2007, we had operations with one variable interest entity (“VIE”), which has been created in order to structure our future deliveries of oil (“FOS”). Additionally, up to September 2005, we had operations with a VIE related to another FOS transaction, which was settled in advance. For a further description refer to “—Transactions with unconsolidated variable interest entities” below.

The effects before taxes of such consolidation as of December 31, 2006, 2005 and 2004 were (i) an increase in loans by Ps.186 million, Ps.297 million and Ps.1,198 million, respectively, (ii) an increase in current assets by Ps.19 million, Ps.18 million and Ps.192 million, respectively, (iii) the elimination of net advances from crude oil purchasers from balance sheets by Ps.103 million, Ps.196 million and Ps.898 million respectively, and (iv) a decrease in shareholders’ equity by Ps.65 million, Ps.83 million and Ps.108 million, respectively.

The effects before taxes of such consolidation as of September 30, 2007 were (i) an increase in loans of Ps.100 million, (ii) an increase in current assets of Ps.21 million, (iii) the elimination of net advances from crude oil purchasers from balance sheets of Ps.32 million, and (iv) a decrease in shareholders’ equity of Ps.47 million.

The effects before taxes of the consolidation as of December 31, 2004 of these VIE following the provisions of FIN 46R were accounted for as a cumulative effect of a change in an accounting principle.

YPF Holdings has non-contributory defined-benefit pension plans and postretirement and postemployment benefits. On December 31, 2006, under U.S. GAAP the Company adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132 (R).” Under provisions of SFAS No. 158, the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements, reducing the Company’s shareholders’ equity through the accumulated OCI account. Unrecognized gains and losses are recognized in the income statement during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Under Argentine GAAP, the benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. These unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. Unrecognized actuarial losses are not considered in the amount of the net liability. For a more detailed discussion of the most significant differences between Argentine GAAP and U.S. GAAP, please refer to Note 13 to the Audited Consolidated Financial Statements.

Principal Income Statement Line Items

The following is a brief description of the principal line items of our income statement.

Net sales

Net sales include primarily our consolidated sales of unrefined and refined fuel and chemical products net of the payment of applicable fuel transfer taxes, turnover taxes and custom duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

Cost of sales

The following table presents, for each of the periods indicated, a breakdown of our consolidated cost of sales by category:

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(in millions of pesos)
Inventories at beginning of year	1,697	1,315	1,315	1,134	806
Purchases for the period	4,902	3,370	4,351	2,755	1,708
Production costs(1)	9,499	8,305	11,458	8,440	7,629
Holding gains on inventories	313	442	394	244	203
Inventories at end of period	(2,494)	(1,904)	(1,697)	(1,315)	(1,134)
Cost of sales	13,917	11,528	15,821	11,258	9,212
__________
(1)	The table below presents, for each of the periods indicated, a breakdown of our consolidated production costs by category:

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(in millions of pesos)
Salaries and social security taxes	617	477	649	492	361
Fees and compensation for services	117	69	114	63	35
Other personal expenses	199	150	215	158	130
Taxes, charges and contributions	165	133	191	158	143
Royalties and easements	1,465	1,603	2,095	1,745	1,629
Insurance	78	62	102	73	71
Rental of real state and equipment	243	188	258	212	217
Depreciation of fixed assets	2,992	2,542	3,598	2,563	2,323
Industrial inputs, consumable material and supplies	408	374	485	564	466
Operation services and other service contracts	428	370	566	315	390
Preservation, repair and maintenance	1,201	904	1,329	948	746
Contractual commitments	478	433	519	131	299
Transportation, products and charges	579	452	622	521	432
Fuel, gas, energy and miscellaneous	529	548	715	497	387
Total	9,499	8,305	11,458	8,440	7,629

Other expenses, net

Other expenses principally include reserves for pending lawsuits and other claims, provisions for environmental remediation and provisions for defined benefit pension plans and other post-retirement benefits.

Finance income/(expense), net and holding gains

Finance income/(expense), net and holding gains consist of the net of gains and losses on interest paid and interest earned, currency exchange differences and the periodic revaluation of inventories.

Taxes

The statutory corporate income tax rate in Argentina was 35% during each of the periods presented in this prospectus. Our effective tax rates for the periods discussed in this prospectus exceed the Argentine corporate income tax rate mainly due to the non-deductibility of the amortization of the effect of inflation indexation on fixed assets, offset in part by income on non-consolidated long-term investments (which is included in our consolidated financial statements net of corporate income tax as payable by investees) and tax-free income from the sale of hydrocarbons produced in Tierra del Fuego. See Note 3(k) to the Audited Consolidated Financial Statements.

Results of Operations

Consolidated results of operations for the nine-month periods ended September 30, 2007 and 2006

The following table sets forth certain financial information as a percentage of net sales for the nine-month periods indicated.

	Nine-Month Period Ended September 30,
	2007	2006
	(percentage of net sales)
Net sales	100.0%	100.0%
Cost of sales	(66.7)	(60.1)
Gross profit	33.3	39.9
Administrative expenses	(2.7)	(2.5)
Selling expenses	(7.4)	(7.1)
Exploration expenses	(1.7)	(1.7)
Operating income	21.5	28.6

The tables below present, for the nine-month periods indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Mega, Refinor or Profertil, jointly controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega, Refinor and Profertil contributed, after consolidation adjustments, 1.5%, 1.5% and 1.7%, respectively, of our consolidated net sales for the nine-month period ended September 30, 2007 and 1.7%, 2.2% and 1.6%, respectively, of our consolidated net sales for the nine-month period ended September 30, 2006.

Domestic Market	Nine-Month Period Ended September 30,
	2007		2006
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas	12,873 mmcm	150/m3	12,832 mmcm	152/m3
Diesel	6,185 mcm (2)	974/m3	5,692 mcm	852/m3
Gasoline	1,961 mcm	932/m3	1,630 mcm	885/m3
Fuel oil	708 mtn (3)	1,080/ton	360 mtn	971/ton
Petrochemicals	467 mtn	1,559/ton	409 mtn	1,460/ton

_________
(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.

(2)	For the period ended September 30, 2007, includes sales under the Energy Substitution Program of 53 mcm.

(3)	For the period ended September 30, 2007, includes sales under the Energy Substitution Program of 171 mtn.

Export Markets	Nine-Month Period Ended September 30,
	2007		2006
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)
Natural gas	1,204 mmcm	341/m3(2)	2,142 mmcm	235/m3
Diesel	99 mcm	1,696/m3	111 mcm	1,709/m3
Gasoline	1,084 mcm	1,693/m3	1,288 mcm	1,538/m3
Fuel oil	833 mtn	1,021/ton	679 mtn	998/ton
Petrochemicals	498 mtn	2,176/ton	549 mtn	1,989/ton
__________
(1)
Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales. See “—Factors Affecting Our Operations—International oil and gas prices and Argentine export taxes” for more information on the export tax withholding rates applicable to our principal products.

(2)	Average price is based on natural gas actually delivered and does not include fixed charges collected pursuant to certain delivery contracts.

Net sales

Net sales in the nine-month period ended September 30, 2007 were Ps.20,869 million, representing an 8.9% increase compared to Ps.19,172 million in the nine-month period ended September 30, 2006. This increase was primarily attributable to the greater volume of sales of diesel, fuel oils and petrochemicals in the domestic market, as well as significant increases in domestic diesel and fuel oil prices. As a result, our domestic sales increased 18.0% to Ps.14,693 million in the nine-month period ended September 30, 2007 from Ps.12,456 million in the same period in 2006. Export sales declined by 8.0% to Ps.6,176 million in the nine-month period ended September 30, 2007 from Ps.6,716 million in the same period in 2006, driven mainly by a decline in exported volumes of natural gas, gasoline and crude oil, and was partially offset by an increase in international gasoline prices. Our export sales in both periods were made mainly to the United States, Brazil and Chile.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the nine-month periods ended September 30, 2007 and 2006.”

Cost of sales

Cost of sales in the nine-month period ended September 30, 2007 was Ps.13,917 million compared to Ps.11,528 million in the nine-month period ended September 30, 2006, representing a 20.7% increase, which was mainly attributable to the 55% increase in the total volume of crude oil purchases from third parties, driven by our efforts to maintain our high refinery utilization rates in light of our declining production, as well as to a 175% increase in the volume of diesel imports and a 14% increase in the average price of such diesel imports, which were necessary to meet domestic demand. Increased volumes of crude oil purchases adversely affect our margins because we lose the margin earned on our internal exploration and production activities and increased volumes of diesel imports adversely affect our margins because of domestic price limitations. Additionally, depreciation of fixed assets increased 18%, mainly as a result of increased asset values attributable to (i) higher well abandonment obligation costs applied to wells that have not yet been abandoned and (ii) new investments. Salaries and social security taxes, maintenance costs, contract services and certain other production costs also increased, driven mainly by inflation and the renegotiation of certain labor and service contracts.

Selling expenses

Our selling expenses were Ps.1,541 million in the nine-month period ended September 30, 2007 compared to Ps.1,356 million in the nine-month period ended September 30, 2006, representing an increase of 13.6%.

Operating income

Operating income in the nine-month period ended September 30, 2007 was Ps.4,494 million compared to Ps.5,480 million in the nine-month period ended September 30, 2006, representing a decrease of 18.0%. Operating income decreased primarily due to the previously mentioned increases in crude oil and diesel purchases, as well as increased depreciation and other expenses.

Our operating margins (operating income divided by net sales) were 21.5% and 28.6% in the nine-month periods ended September 30, 2007 and 2006, respectively.

Other expenses, net

Other expenses, net increased to Ps.171 million in the nine-month period ended September 30, 2007 from Ps.33 million in the nine-month period ended September 30, 2006, mainly as a result of increased provisions for lawsuits, due mainly to new developments in our existing lawsuits and our reassessment of certain environmental obligations. See Note 3 to our Unaudited Individual and Consolidated Interim Financial Statements.

Financial income (expense), net and holding gains

In the nine-month period ended September 30, 2007, financial income, net decreased 24.0% to Ps.399 million from Ps.525 million in the nine-month period ended September 30, 2006. This decrease is attributable to lower holding gains on inventories from stock revaluation for increasing production costs than in the prior period. In addition, income from short-term investments remained stable while financial expense increased due to higher accruals from our well abandonment obligations resulting from an increase in such obligations.

Taxes

Income tax expense in the nine-month period ended September 30, 2007 decreased 18.3% to Ps.1,849 million from Ps.2,264 million in the nine-month period ended September 30, 2006. The effective income tax rates for the nine-month period ended September 30, 2007 and the nine-month period ended September 30, 2006 were 38.29% and 37.74%, respectively, compared to the statutory income tax rate of 35%.

Net income

Net income for the nine-month period ended September 30, 2007 was Ps.2,980 million, compared to Ps.3,735 million in the same period in 2006, a decrease of 20.2%. This decrease is mainly attributable to the 18.0% decline in operating income, the increase in other expenses, net and the decrease in financial income, net described above.

Results of operations by business segment for the nine-month periods ended September 30, 2007 and 2006

The following table sets forth net sales and operating income for each of our lines of business for the nine-month periods ended September 30, 2007 and 2006:

	For the Nine-Month Periods Ended September 30,
	2007	2006
	(in millions of pesos)
Net sales(1)
Exploration and production(2)
To unrelated parties	2,310	2,311
To related parties	495	584
Intersegment sales and fees(3)	9,770	10,812
Total exploration and production	12,575	13,707
Refining and marketing(4)
To unrelated parties	14,599	13,248
To related parties	1,511	1,240

	For the Nine-Month Periods Ended September 30,
	2007	2006
	(in millions of pesos)
Intersegment sales and fees	1,405	1,177
Total refining and marketing	17,515	15,665
Chemical
To unrelated parties	1,855	1,704
Intersegment sales and fees	599	494
Total Chemical	2,454	2,198
Corporate and other
To unrelated parties	99	85
Intersegment sales and fees	262	201
Total Corporate and others	361	286
Less intersegment sales and fees	(12,036)	(12,684)
Total net sales(5)	20,869	19,172
Operating income (Loss)
Exploration and production	3,550	5,449
Refining and marketing	1,008	53
Chemical	379	340
Corporate and other	(480)	(391)
Consolidation adjustments	37	29
Total operating income	4,494	5,480
__________
(1)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales.

(2)	Includes exploration and production operations in Argentina and the United States.

(3)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimate of Argentine market prices.

(4)	Includes LPG activities.

(5)	Total net sales include export sales of Ps.6,176 million and Ps.6,716 million for the nine-month periods ended September 30, 2007 and 2006, respectively.

Exploration and production

Exploration and Production net sales in the nine-month period ended September 30, 2007 were Ps.12,575 million, representing an 8.3% decrease from Ps.13,707 million in the nine-month period ended September 30, 2006. Crude oil sales, substantially all of which were intersegment sales, decreased Ps.1,034 million in the nine-month period ended September 30, 2007, due to a 2% decrease in average international crude oil prices that set the internal price of transfer between business segments. This effect was reinforced by an 8% decrease in the volume of crude oil sales resulting mainly from a 6% decrease in production. Additionally, in the nine-month period ended September 30, 2007, exports of natural gas declined mainly due to lower export volumes (which decreased approximately 44% compared to the same period in 2006), while the average price of natural gas sold in the domestic market decreased 1% mainly as a result of a significant increase in the portion of gas sold to the residential segment of the market, the prices from which are significantly lower than those for other segments of the market. Gas by-products and other sales remained stable.

Exploration and Production operating income declined 34.9% to Ps.3,550 million in the nine-month period ended September 30, 2007 from Ps.5,449 million in the nine-month period ended September 30, 2006 due to the above-mentioned decline in crude oil sales and to higher operating expenses. Operating expenses increased 25% due to significant increases in contract works and services, driven mainly by the renegotiation of the cost of certain service contracts in line with industry-wide cost increases in such service contracts in Argentina, as well as higher labor costs resulting from renegotiations of labor contracts with petroleum workers’ unions based on higher inflation and increasing oil prices. Additionally, we recorded a Ps.416 million (18%) increase in depreciation of fixed assets mainly due to the decrease in production combined with the increase in assets related to abandonment obligations as of September 30, 2007 compared to the end of the same period in the prior year.

Average oil production during the nine-month period ended September 30, 2007 decreased 6.3% to 327 thousand barrels per day from 349 thousand barrels per day in the same period in 2006. Natural gas production in the nine-month period ended September 30, 2007 decreased 1.2% to 1,778 million cubic feet per day from 1,800 million cubic feet per day in the same period in 2006. These declines were the consequences of the natural decline in the production curve resulting from the continuing overall maturity of our fields and the cessation of production at our Magallanes field in January 2007 due to pipeline problems.

Refining and marketing

Net sales in the nine-month period ended September 30, 2007 were Ps.17,515 million, 11.8% higher than the Ps.15,665 million net sales recorded in the nine-month period ended September 30, 2006. This increase was mainly attributable to increases in the domestic volumes sold and average prices of diesel and gasoline, the segment’s two principal products. Domestic diesel volumes and average prices increased by approximately 9% and 14%, respectively, while domestic gasoline volumes and average prices increased approximately 20% and 5%, respectively. In addition, the Argentine government’s requirement that we fulfill domestic demand resulted in a 16% decrease in the volume of gasoline, the segment’s principal export product sold in the international market, where prices were on average significantly higher than in Argentina during the nine-month period ended September 30, 2007.

Operating profit increased to Ps.1,008 million in the nine-month period ended September 30, 2007, from Ps.53 million in the same period in 2006. This increase was due to the above-mentioned increases in volumes and prices of domestic sales of diesel and gasoline, as well as declines in the cost of crude oil, which accounts for over 90% of the segment’s operating costs. The segment recorded a 3% decline in the average price paid for crude oil to our Exploration and Production business unit and a 5% decline in the average price paid for crude oil to third parties. Lower crude oil costs were partially offset by a 11% increase in refining costs, mainly due to higher contract services costs as a result of the renegotiation of certain service contracts and inflation adjustments and higher crude oil volumes purchased from third parties to satisfy the increase in daily production of our refineries, as well as an increase in the volume and average price of imported diesel to satisfy domestic market demand in response to a government request, which we sold at a loss. Refining cost per barrel, which we calculate as the segment’s cost of sales for the period less crude oil purchase costs and depreciation of fixed assets, divided by the number of barrels produced during the period, was Ps.10.1 in the nine-month period ended September 30, 2007 compared to Ps.9.1 in the nine-month period ended September 30, 2006.

Refinery output in the nine-month period ended September 30, 2007, including 50% of Refinor’s output (we own 50% of Refinor), reached 345 thousand barrels per day, representing a utilization rate of almost 100% of the existing processing capacity of 345.6 thousand barrels per day.

Chemical

Net sales in the nine-month period ended September 30, 2007 increased by 11.6% to Ps.2,454 million from Ps.2,198 million in the nine-month period ended September 30, 2006, while operating income in the nine-month period ended September 30, 2007 increased 11.5% to Ps.379 million from Ps.340 million in the nine-month period ended September 30, 2006. These increases were attributable mainly to increased domestic sales volumes of petrochemicals, driven mainly by higher demand for fertilizers (the prices for which also increased) and certain other products, and an increase in the average price of exported petrochemicals, which more than offset the 9% decrease in the volume of exported petrochemicals and an increase in maintenance and contract services costs.

Consolidated results of operations for the years ended December 31, 2006, 2005 and 2004

The following table sets forth certain financial information as a percentage of net sales for the years indicated.

	Year Ended December 31,
	2006	2005	2004
	(percentage of net sales)
Net sales	100.0%	100.0%	100.0%
Cost of sales	(61.7)	(49.2)	(46.2)
Gross profit	38.3	50.8	53.8
Administrative expenses	(2.6)	(2.4)	(2.2)
Selling expenses	(7.0)	(7.2)	(7.0)
Exploration expenses	(1.8)	(1.2)	(1.9)
Operating income	26.9	40.0	42.7

The tables below present, for the years indicated, volume and price data with respect to our consolidated sales of our principal products in the domestic and export markets, respectively. The data presented below does not include sales by Mega, Refinor or Profertil, jointly controlled companies in which we have 38%, 50% and 50% interests, respectively, and which are proportionally consolidated in our consolidated financial statements. Mega contributed, after consolidation adjustments, 1.6%, 1.6% and 1.7%, respectively, of our consolidated net sales for 2006, 2005 and 2004. Refinor contributed, after consolidation adjustments, 2.0%, 1.9% and 1.6%, respectively, of our consolidated net sales for 2006, 2005 and 2004. Profertil contributed, after consolidation adjustments, 2.1%, 1.8% and 1.5%, respectively, of our consolidated net sales for 2006, 2005 and 2004.
Domestic Market	Year Ended December 31,
	2006		2005		2004
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)
Natural gas	16,686 mmcm	156/m3	17,609 mmcm	127/m3	17,575 mmcm	99/m3
Diesel	7,757 mcm	862/m3	6,959 mcm	839/m3	6,020 mcm	788/m3
Gasoline	2,246 mcm	887/m3	1,854 mcm	879/m3	1,582 mcm	862/m3
Fuel oil	458 mtn	939/ton	283 mtn	817/ton	55 mtn	673/ton
Petrochemicals	606 mtn	1,390/ton	595 mtn	1,187/ton	546 mtn	1,060/ton
_________
(1)	Average prices shown are net of applicable domestic fuel transfer taxes payable by consumers.
Export Markets	Year Ended December 31,
	2006		2005		2004
Product	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)	Units sold	Average price per unit(1)
		(in pesos)		(in pesos)		(in pesos)
Natural gas	3,090 mmcm	280/m3	3,071 mmcm	196/m3	3,176 mmcm	170/m3
Diesel	149 mcm	1,686/m3	327 mcm	1,321/m3	1,103 mcm	875/m3
Gasoline	1,695 mcm	1,481/m3	2,385 mcm	1,220/m3	2,408 mcm	925/m3
Fuel oil	903 mtn	967/ton	696 mtn	818/ton	650 mtn	567/ton
Petrochemicals(2)	700 mtn	2,010/ton	749 mtn	1,497/ton	821 mtn	1,192/ton
__________
(1)
Average prices shown are gross of applicable export withholding taxes payable by us, and, as a result, may not be indicative of amounts recorded by us as net sales. See “—Factors Affecting Our Operations—International oil and gas prices and Argentine export taxes” for more information on the export tax withholding rates applicable to our principal products.

(2)	Includes exports of refined paraffinic.

During the year ended December 31, 2004, YPF Holdings sold its interests in Global and YPF International S.A. sold its interests in YPF Indonesia Ltd. As a result, Global and YPF Indonesia Ltd. results for year ended December 31, 2004 were disclosed in the “Income on discontinued operations” line item of the statement of income for that year.

Net sales

Net sales for 2006 were Ps.25,635 million, representing an 11.9% increase from Ps.22,901 million in 2005. This increase was primarily attributable to the greater volume of domestic sales of diesel (which increased 11.5%) and gasoline products (which increased 21%), slight increases in the average domestic prices of these products, as well as a 16% increase in the average domestic price of natural gas attributable to the significantly increased portion of sales to industrial segments of the Argentine market, which more than offset a 5% decrease in the domestic volume of natural gas sold. As a result, domestic market sales increased 19.1% to Ps.16,986 million in 2006 from Ps.14,257 million in 2005. Exports were Ps.8,649 million in 2006 compared to Ps.8,644 million in 2005.

Net sales for the year ended December 31, 2005 were Ps.22,901 million compared to Ps.19,931 million in 2004, representing a 14.9% increase, driven mainly by higher average domestic market prices, where average natural gas prices increased 29% due to the application of the price program set forth by the Secretariat of Energy (see “Regulatory Framework and Relationship with the Argentine Government—Market Regulation”). Average domestic diesel, gasoline and fuel oil volumes sold increased by 16%, 17% and 414.5%, respectively, in 2005 compared to 2004, while the average domestic prices for these products also increased by 6%, 2% and 22%, respectively, in 2005 compared to 2004. This increase in income was partially offset by a decrease of 39% in the domestic volume of crude oil sold, due to lower crude oil production resulting from trade union strikes affecting the province of Chubut during the second half of 2005 and from the natural decline in the production curve attributable to the increasing overall maturity of our fields. As a result, domestic sales increased 18.3% to Ps.14,257 million in 2005 from Ps.12,056 million in 2004. Exports increased by 9.8% to Ps.8,644 million in 2005 from Ps.7,875 million in 2004, as increases in the international prices of crude oil, natural gas and other refined hydrocarbon products offset significant decreases in the volumes of crude oil, natural gas and diesel exported. Our principal export markets in each of 2006, 2005 and 2004 were the United States, Brazil and Chile.

For further information on our net sales for the periods discussed above, see “—Results of operations by business segment for the years ended December 31, 2006, 2005 and 2004.”

Cost of sales

Cost of sales in 2006 was Ps.15,821 million compared to Ps.11,258 million in 2005, representing a 40.5% increase, which was mainly attributable to a 21% increase in average crude oil prices and a 147% increase in crude oil volume purchased from third parties, partly in response to our declining production, to maintain the operating pace of our refineries, and a 44% increase in average natural gas prices and a 7% increase in the volume of natural gas imports to meet domestic demand, as well as sharply increasing depreciation of fixed assets due to a reduced base of proved reserves when computing depreciation rates. Additionally, maintenance costs and contract services increased, we incurred penalties resulting from our inability to deliver natural gas pursuant to our contractual commitments (for further information, see “Business—Legal Proceedings”), and royalties increased due to WTI price increases.

Cost of sales in 2005 was Ps.11,258 million compared to Ps.9,212 million in 2004, representing a 22.2% increase, mainly due to a 35% increase in crude oil volume purchases from third parties, which was necessary to offset our lower production, as well as increases in diesel fuel and natural gas imports to satisfy domestic demand and increases in royalties (driven by the increase in the price per barrel of WTI), depreciation of fixed assets and other production costs.

Selling Expenses

Our selling expenses were Ps.1,797 million in 2006 compared to Ps.1,650 million in 2005, representing an increase of 8.9%. Our selling expenses increased 17.6% in 2005 to Ps.1,650 million, from Ps.1,403 million in 2004.

Operating income

Operating income in 2006 was Ps.6,883 million compared to Ps.9,161 million in 2005, representing a decrease of 24.9%. Operating income decreased primarily due to the previously mentioned increase in expenses (higher crude oil and natural gas purchases and increased depreciation of fixed assets, maintenance costs and contract services, among others) that were not offset by corresponding increases in domestic prices, which increased at a substantially slower pace compared to international prices.

Operating income in 2005 was Ps.9,161 million compared to Ps.8,471 million in 2004, representing an 8.1% increase attributable to higher international and domestic prices that increased refined product sales margins.

Our operating margins (operating income dividend by net sales) were 26.9%, 40.0% and 42.5% in 2006, 2005 and 2004, respectively.

Other expenses, net

Other expenses, net decreased 62.6% to Ps.204 million in 2006 from Ps.545 million in 2005, mainly as a result of reduced insurance premiums attributable to the non-recurrence in 2006 of payments made in 2005 attributable to the termination of our membership in OIL Insurance Ltd. (see “—Critical Accounting Policies—U.S. GAAP Reconciliation”) and a variety of other factors. The principal expenses during 2006 derived from provisions for lawsuits, environmental remediation and other contingencies. See Note 3 to the Audited Consolidated Financial Statements.

Other expenses, net decreased 44.4% to Ps.545 million in 2005 compared to Ps.981 million in 2004, resulting from a decrease in provisions for lawsuits, environmental remediation and other contingencies. See Note 3 to the Audited Consolidated Financial Statements.

Financial income (expense), net and holding gains

In 2006, financial income, net increased 345% to Ps.454 million from Ps.102 million in 2005. This increase is attributable to a sharp rise in holding gains on inventories due to stock revaluation for increasing production costs. In addition, income from short-term investment increased and interest expense from liabilities decreased.

In 2005, financial income, net decreased 26.1% to Ps.102 million from Ps.138 million in 2004, resulting from higher financial losses of Ps.36 million, mainly due to the early repayments of the debt in Mega and the FOS III transaction (see “—Liquidity and Capital Resources—Transactions with unconsolidated variable interest entities” below), partially offset by holding profits on inventories. In addition, the decrease in the value of the peso generated a translation difference net profit of Ps.96 million in 2005 compared to a Ps.10 million translation difference net loss in 2004.

Taxes

Income tax expense during 2006 decreased 17.9% to Ps.2,801 million from Ps.3,410 million in 2005. The effective income tax rates for 2006 and 2005 were 38.59% and 38.87%, respectively, compared to the statutory income tax rate of 35%.

Income tax expense during 2005 increased 13.0% to Ps.3,410 million from Ps.3,017 million in 2004. The effective income tax rates for 2005 and 2004 were 38.87% and 38.22%, respectively, compared to the statutory income tax rate of 35%.

Net income

Net income for the year ended December 31, 2006 was Ps.4,457 million, compared to Ps.5,362 million in 2005, a decrease of 16.9%. This decrease is mainly attributable to the 24.9% decline in operating income, partially offset by lower other expenses, net and improved financial income, net.

Net income for the year ended December 31, 2005 was Ps.5,362 million compared to Ps.4,907 in 2004, an increase of 9.3%. This increase mainly reflected the 8.1% increase in operating income and the 44.4% decrease in other expenses, net, offset in part by a 26.1% decrease in financial income, net, a 13.0% increase in income tax expense and a decrease in income from the sale of discontinued operations of Ps.139 million (as we did not record any income from discontinued operations in 2005).

Results of operations by business segment for the years ended December 31, 2006, 2005 and 2004

The following table sets forth net sales and operating income for each of our lines of business for the years ended December 31, 2006, 2005 and 2004:

	For the Year Ended December 31,
	2006	2005	2004
	(in millions of pesos)
Net sales(1)
Exploration and production(2)(3)
To unrelated parties	3,076	2,910	2,164
To related parties	774	626	752
Intersegment sales and fees(4)	14,033	11,659	11,225
Total exploration and production	17,883	15,195	14,141
Refining and marketing(5)
To unrelated parties	17,651	15,791	13,144
To related parties	1,624	1,425	1,773
Intersegment sales and fees	1,526	962	891
Total refining and marketing	20,801	18,178	15,808
Chemical
To unrelated parties	2,401	2,062	1,958
Intersegment sales and fees	647	207	188
Total chemical	3,048	2,269	2,146
Corporate and other
To unrelated parties	109	87	140
Intersegment sales and fees	282	243	126
Total corporate and others	391	330	266
Less intersegment sales and fees	(16,488)	(13,071)	(12,430)
Total net sales(6)	25,635	22,901	19,931
Operating income (loss)
Exploration and production	6,564	7,140	7,140
Refining and marketing	258	1,900	1,324
Chemical	572	542	564
Corporate and other	(540)	(451)	(430)
Consolidation adjustments	29	30	(127)
Total operating income	6,883	9,161	8,471
__________
(1)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and custom duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales (see Note 2(g) to the Audited Consolidated Financial Statements).

(2)	Includes exploration and production operations in Argentina and the United States.

(3)
From January 1, 2005, the Natural Gas and Electricity segment operations are included in the Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this change. The net sales of these operations in 2004 were Ps.577 million, and the operating income was Ps.262 million in 2004.

(4)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices that reflect our estimates of Argentine market prices.

(5)	Includes LPG activities.

(6)
Total net sales include export sales of Ps.8,649 million, Ps.8,644 million and Ps.7,875 million for the years ended December 31, 2006, 2005 and 2004, respectively. The export sales were mainly to the United States (Ps.1,603 million in 2006, Ps.2,821 million in 2005 and Ps.2,194 million in 2004), Brazil (Ps.1,125 million in 2006, Ps.659 million in 2005 and Ps.897 million in 2004) and Chile (Ps.1,153 million in 2006, Ps.1,315 million in 2005 and Ps.1,928 million in 2004).

Exploration and production

From January 1, 2005, the results of our former Natural Gas and Electricity business segment operations are included in the Exploration and Production business segment. The information presented for comparative purposes was restated to give retroactive effect to this change.

Exploration and Production net sales in 2006 were Ps.17,883, representing a 17.7% increase from Ps.15,195 million in 2005. Oil sales increased Ps.2,191 million in 2006, due to increasing international crude oil prices that contributed to the higher internal price of transfer between business segments. This effect was partially offset by a 6% decrease in the volume of crude oil sales resulting from lower production. Additionally, natural gas sales increased by Ps.292 million due to a 22% increase in our average domestic price of natural gas in 2006, the effect of which was partially offset by a 5% decrease in the domestic volumes of natural gas sold and an increased natural gas export tax rate (the effect of which more than offset a 43% increase in our average international natural gas sales prices).

Exploration and Production operating income declined 8.1% to Ps.6,564 million in 2006 from Ps.7,140 million in 2005 due to higher operating expenses. The decrease mainly reflects a Ps.1,033 million, or 46%, increase in depreciation of fixed assets attributable to a higher applicable rate resulting from a reduced base of proved reserves as well as an increase in assets resulting from a significant increase in our well abandonment obligations at the beginning of the year. Contract works and services and repair and maintenance expenses also increased due to higher costs of services rendered resulting from the renegotiation of certain of our service contracts in line with industry-wide increases in the cost of such contracts in Argentina. In addition, the volume of natural gas imported from third parties to meet previous sales commitments increased 7% while the average price of such purchases increased 44%.

Oil production during 2006 decreased 5.2% to 348 thousand barrels per day from 367 thousand barrels per day in 2005, while natural gas production in 2006 decreased 2.5% to 1,781 million cubic feet per day from 1,827 million cubic feet per day in 2005, in each case mainly as a consequence of a production decrease due to the natural decline in the production curve attributable to the continuing overall maturity of our fields, as well as a labor strike at our production facilities in southern Argentina during the early months of 2006.

Exploration and Production net sales in 2005 were Ps.15,195 million compared to Ps.14,141 million in 2004, an increase of 7.5%. Net crude oil sales increased by Ps.1,515 million mainly due to higher international oil prices that contributed to our higher internal transfer prices between business segments, partially offset by a reduction in sales volumes due to lower crude oil production resulting from trade union strikes affecting the province of Chubut during the second half of 2005 and from a natural decline in the production curve of our fields. Additionally, during 2005, natural gas sales increased by Ps.488 million due mainly to a 29% increase in domestic natural gas prices.

Exploration and Production operating income remained unchanged at Ps.7,140 million in 2005 and 2004, as the increase in net sales described above was offset by increased purchases of crude oil from third parties to honor our prior sales commitments as well as higher depreciation of fixed assets, preservation, repair and maintenance costs and royalties.

Oil production during 2005 decreased 8.0% to 367 thousand barrels per day from 399 thousand barrels per day in 2004, while natural gas production in 2005 decreased 5.1% to 1,827 million cubic feet per day from 1,926 million cubic feet per day in 2004, in each case as a consequence of a production decrease due to the natural decline in the production curve.

Refining and marketing

Net sales in 2006 were Ps.20,801 million, 14.4% higher than the Ps.18,178 million net sales recorded in 2005, resulting mainly from increases in the domestic volume of diesel and gasoline products sold of 11.5% and 21%, respectively, in 2006 compared to the prior year. The increases in the domestic volumes of diesel and gasoline products sold were reinforced by increases in the average domestic prices of diesel and gasoline of approximately 3% and 1%, respectively, in 2006 compared to 2005. In addition, the volumes of diesel and gasoline products sold in the international market decreased by 54% and 29%, respectively, as a result of the need to satisfy increasing domestic demand. This decrease was offset in part by increases in the international prices of all refined products and by the increase in the exported volume and price of fuel oil.

Operating profit was Ps.258 million in 2006, representing an 86.4% decrease from Ps.1,900 million in 2005. This decrease was due mainly to the higher prices of crude oil, which accounted for over 90% of the operating costs of the segment. The segment recorded a 28% increase in the average price of crude oil purchased from the Exploration and Production business unit and a 21% increase in the average price of crude oil purchased from third parties. Refining cost per barrel was Ps.9.3 in 2006 compared to Ps.7.6 in 2005.

Refinery output in 2006, including 50% of Refinor’s output (we own 50% of Refinor), reached 323 thousand barrels per day, representing a utilization rate of 93.5% of the existing processing capacity of 345.6 thousand barrels per day.

Net sales in 2005 were Ps.18,178 million, a 15.0% increase from Ps.15,808 million in 2004, mainly as a result of a 16% increase in the volume of domestic diesel sales and a 6% increase in the average domestic price of diesel, as well as a 17% increase in the volume of domestic gasoline product sales and a 2% increase in the average domestic price of gasoline products. In addition, the average export prices of substantially all refined products increased significantly and more than offset declines in the exported volumes of most such products.

Operating income in 2005 was Ps.1,900 million, a 43.5% increase compared to Ps.1,324 million in 2004. This increase resulted from the increased net sales driven by higher export and domestic prices for our refined products and higher overall volumes of products sold, which more than offset a 12% increase in the price of crude oil purchased from the Exploration and Production business unit. Refining cost per barrel in 2005 was Ps.7.6, compared to Ps.7.2 in 2004, a 5.6% increase.

Refinery output in 2005, including 50% of Refinor’s output, reached 319.9 thousand barrels per day, representing a utilization rate of 92.6% of the existing processing capacity of 345.6 thousand barrels per day.

Chemical

Net sales in 2006 increased 34.3% to Ps.3,048 million from Ps.2,269 million in 2005.

Operating income in 2006 was Ps.572 million, a 5.5% increase from Ps.542 million in 2005, attributable mainly to higher domestic and international prices of methanol, which on average increased 42%, which more than offset the decrease in methanol sales volumes, significant increases in raw material prices (principally virgin naphtha) and price limitations in respect of domestic sales of a certain fertilizer in the second half of 2006.

Net sales in 2005 were Ps.2,269 million, a 5.7% increase from Ps.2,146 million in 2004, resulting mainly from a 2% increase in the average domestic price of petrochemicals products and a significant increase in the average price of exported petrochemicals products, which more than offset a 9% decrease in the exported volume of such products.

Operating income in 2005 was Ps.542 million, a 3.9% decrease from Ps.564 million in 2004. This decrease resulted from the increased volume and prices of feedstock, as well as higher depreciation costs, partially offset by the higher sales volumes and higher prices in the domestic and export markets described above. In addition, Profertil’s operating income increased (we own 50% of Profertil), but was partially offset by the sale of Petroken.

Liquidity and Capital Resources

Financial condition

Total debt outstanding, net of cash, as of September 30, 2007 and December 31, 2006 was U.S.$307 million (Ps.968 million) and U.S.$415 million (Ps.1,307 million), respectively, consisting of short-term debt (including the current portion of long-term debt) of U.S.$141 million (Ps.445 million) and long-term debt of U.S.$166 million (Ps.523 million) as of September 30, 2007, and short-term debt of U.S.$253 million (Ps.797 million) and long-term debt of U.S.$162 million (Ps.510 million) as of December 31, 2006. As of September 30, 2007 and December 31, 2006, almost all of our debt was denominated in U.S. dollars. The use of derivatives is detailed in “—Quantitative and Qualitative Disclosure about Market Risk.”

Since September 2001, we have repurchased certain of our publicly-traded bonds in open market transactions on an arms-length basis. As of September 30, 2007, we had repurchased approximately U.S.$159 million of our outstanding bonds. We may from time to time make additional purchases of, or affect other transactions relating to, our publicly-traded bonds if in our own judgment the market conditions are attractive.

The following tables set forth our consolidated cash flow information for the periods indicated.

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(in millions of pesos)
Net cash flows provided by operating activities	6,142	5,909	8,019	8,251	8,515
Net cash flows used in investing activities	(4,089)	(3,571)	(5,109)	(3,262)	(2,584)
Net cash flows used in financing activities	(2,747)	(2,339)	(2,338)	(5,361)	(6,290)
Net increase/(decrease) in cash and equivalents	(694)	(1)	572	(372)	(359)
Cash and equivalents at the beginning of period	1,087	515	515	887	1,246
Cash and equivalents at the end of period	393	514	1,087	515	887

The principal uses of cash in investing and financing activities in the nine-month period ended September 30, 2007 included Ps.4,076 million in fixed asset acquisitions relating mainly to drilling equipment used by our Exploration and Production business unit, Ps.2,360 million in dividend payments and Ps.387 million in net repayments of outstanding loans.

Net cash flow provided by operating activities was Ps.6,142 million in the nine-month period ended September 30, 2007, compared to Ps.5,909 million in the nine-month period ended September 30, 2006. Additionally, net cash flow provided by operating activities was Ps.8,019 million in 2006, compared to Ps.8,251 million in 2005, a decrease of 3%, attributable mainly to lower operating income in 2006 that was partially offset by lower tax payments.

The principal uses of cash in investing and financing activities in 2006 included Ps.5,002 million in fixed asset acquisitions relating mainly to drilling equipment used by our Exploration and Production business unit and Ps.2,360 million in dividend payments. In 2005, the principal uses of cash in investing and financing activities included Ps.3,722 million in fixed asset acquisitions, Ps.4,878 million in dividend payments and Ps.483 million in net repayments of outstanding loans. The cash provided by these activities included mainly the sale of Petroken and PBB, which generated Ps.454 million.

Our current financing policy is to use cash flows provided by operating activities to fund both investing and operating activities, as well as to settle outstanding financial liabilities. Our working capital is sufficient for our present requirements. Our shareholders recently approved a U.S.$1 billion medium-term note program in January 2008.

The following table sets forth information with regard to our commitments for the periods indicated below with regard to our debt, as of September 30, 2007:

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total
	(in millions of pesos)
Debt(1)	551	—	318	—	—	205	1,074
__________
(1)	These projected amounts include interest which, if set at a variable rate, is calculated considering the rate as of September 30, 2007.

Contractual obligations

The following table sets forth information with regard to our commitments, expressed in U.S. dollars at the exchange rate of Ps.3.15 to U.S.$1.00, under commercial contracts for the years indicated below, as of September 28, 2007 (the last rate quoted in September 2007):

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of U.S.$)
Debt(1)	506	193	129	14	170
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	335	80	117	84	54
Purchase Obligations(2)	2,763	430	693	522	1,118
Purchases of services	1,136	216	306	196	418
Purchases of goods	1,627	214	387	326	700
LPG	46	11	19	11	5
Electricity	395	40	71	66	218
Gas	139	25	42	42	30
Oil	787	110	195	171	311
Steam	214	6	36	36	136
Others	46	22	24	—	—
Other Liabilities(3)	2,569	1,604	324	179	462
Total(3)	6,173	2,307	1,263	799	1,804
__________
(1)	These projected amounts include interest which, if set at a variable rate, is calculated considering the rate as of September 30, 2007.

(2)	Includes purchase commitments under commercial agreements that do not provide for a total fixed amount, which have been valued using our best estimates.

(3)
Reserves for contingent liabilities under commercial contracts, which amounted to U.S.$643 million as of September 30, 2007, are not included in the table above since we cannot, based on available evidence, reasonably estimate the settlement dates of such contingencies.

Sale Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of U.S. dollars)

Oil sales	12	12	—	—	—
Gas sales	10,533	1,095	2,165	2,127	5,146
LPG sales	1,560	154	308	308	790
Other petroleum and petrochemical product sales	4,316	938	1,506	711	1,161
Services	269	47	93	42	87

Sale Commitments	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in millions of U.S. dollars)

Total	16,690	2,246	4,072	3,188	7,184

We have additional commitments under derivatives contracts and guarantees. For a discussion of these additional commitments see “—Guarantees provided” below and “—Qualitative and Quantitative Disclosure About Market Risk.”

Transactions with unconsolidated variable interest entities

Since 1996, we have entered into three forward oil sale agreements, which we refer to as the FOS transactions in this prospectus. These agreements were entered into in order to obtain cash to fund operations in advance of the actual sale and delivery of oil. Under these transactions, we were advanced U.S.$381 million in 1996, U.S.$300 million in 1998 and U.S.$383 million in 2001, against future deliveries of oil. Our obligations under the FOS transactions are recorded as a liability in the consolidated balance sheet as customer advances and will be reduced and moved to income as the physical deliveries are made over the term of the contracts. As of September 30, 2007, the amount of FOS customer advances recorded on our consolidated balance sheet was Ps.32 million (U.S.$10 million). The obligations to deliver crude oil under the agreements entered into in 1996 have been satisfied in their entirety, with the last delivery having taken place in October 2003. The obligations to deliver crude oil under the agreement entered into in 2001 were cancelled on September 30, 2005. The obligations to deliver crude oil under the 1998 agreement will continue through May 2008.

The structure of the remaining FOS transaction is similar to those already cancelled. We enter into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. We were paid in advance for the future delivery of oil. The fixed price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty to the oil supply agreement is a special purpose entity incorporated in the Cayman Islands, which finances itself as described below. The oil to be delivered under the supply agreement is subsequently sold in the open market.

We are exposed to any change in the price of the crude oil we will deliver in the future under the FOS transaction. Our exposure derives from the crude oil swap agreement under which we pay a fixed price with respect to the nominal quantity of barrels of the crude oil sold, and receive the variable market price of such barrels of crude oil. See “—Qualitative and Quantitative Disclosure About Market Risk—Crude oil price exposure” and “Item 7. Major Shareholders and “Related Party Transactions.” See Note 13(i) to the Audited Consolidated Financial Statements for a description of the treatment of the FOS transactions under U.S. GAAP.

The following provides an overview of the outstanding FOS transaction:
FOS II
Date	June 24, 1998
Net proceeds(1)	U.S.$299,967,289
SPE	Oil Enterprises Ltd.
YPF Quantified barrels liability	U.S.$315 million 6.239% notes
Purchaser	Oil Enterprises Ltd.
Marketer	YPF
Guarantee/hedge	Oil Price Hedge Agreement/Default Insurance
Total crude oil barrels to be delivered over the life of the contract	23,933,982
Average crude oil barrels per month	201,126
Term of transaction	10 years
__________
(1)
The total sale amount under the remaining FOS transaction is U.S.$314,995,137. The difference between the net proceeds and the sale amount is deposited in a reserve account to cover certain contingencies and, absent an event of default or other events set forth in the transaction documents, will be paid to us during the last three months of the transaction term.

The series of FOS II are insured by MBIA Inc.

Our monthly crude oil delivery obligation under the remaining FOS transaction represents approximately 2.37% of our average monthly production as of September 30, 2007. Total remaining crude delivery obligations under the FOS transaction represent 2.11% of our crude oil production for the nine-month period ended September 30, 2007. If we are not able to deliver the required number of barrels from our own production, we may purchase oil of similar quality in the open market.

As described in “Business—Legal Proceedings” on March 8, 2004, the Argentine tax authorities formally communicated to us their view that the FOS transactions should have been treated as financial transactions carried out in Argentina and, as such, should have been subject to the relevant tax withholdings. We have presented our defense rejecting the claim and are currently arguing our position.

Covenants in our indebtedness

Our financial debt generally contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses.

In the event of a default under any series of our bonds, the trustee or the holders of not less than one quarter of the bonds, depending upon the series, can declare the bonds of that series to be due and payable.

With respect to financial debt totaling U.S.$279 million, including accrued interest (long- and short-term debt) as of September 30, 2007, we have agreed, among other things and subject to certain exceptions, not to establish liens or charges on our assets. In the event of a default, the creditors may declare due and immediately payable the principal and accrued interest on amounts owed to them (“Payments Acceleration”). Upon an event of default, in the case of outstanding negotiable obligations amounting to U.S.$169.5 million (included in the figure above), the trustee may declare a Payments Acceleration if required by the holders of at least 25% of the total principal of the outstanding obligations.

Almost all of our total outstanding debt is subject to cross-default provisions. These provisions generally may be triggered if an event of default occurs with respect to the payment of principal amount or interest on debts equal to or exceeding U.S.$20 million. As a result of these cross-default provisions, a default on our part or the part of any of our consolidated subsidiaries covered by such provisions could result in a substantial portion of our debt being declared in default or accelerated. We believe that none of our debt or the debt of our consolidated subsidiaries is currently in default.

Credit rating

On April 24, 2006, FITCH upgraded our long-term debt rating to BB+. Our long-term debt rating was upgraded to “Baa2” by Moody’s on November 21, 2005. Standard & Poor’s maintains its rating at “BB” with a stable outlook. Each of these ratings is in reference to foreign currency-denominated long-term debt. A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the assigning rating organization.

We do not have any ratings downgrade triggers that would accelerate the maturity dates of our debt or trigger any other contractual obligation on our part. However, a downgrade in our credit rating could have a material adverse effect on the cost of renewing existing credit facilities, or obtaining access to new ones in the future. In the past, our main sources of liquidity have been our cash flows from operations, bank financings, issuances of debt securities and the proceeds from our divestment plan. Any future downgrades will not preclude us from using any of our existing credit lines.

Guarantees provided

As of September 30, 2007, we had signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. for which U.S.$24 million, U.S.$91 million and Ps.5 million were outstanding, respectively.

Capital investments and expenditures

Capital investments in 2006 totaled approximately Ps.5,276 million. The table below sets forth our capital expenditures and investments by activity for each of the years ended 2006, 2005 and 2004.

	2006		2005		2004
	(in millions of pesos)	(%)	(in millions of pesos)	(%)	(in millions of pesos)	(%)

Capital Expenditures and Investments
Exploration and Production	4,230	80	3,179	81	2,480	81
Refining and Marketing	733	14	541	14	434	14
Chemical	137	3	104	2	86	3
Corporate and other	176	3	108	3	52	2
Total	5,276	100%	3,932	100%	3,052	100%

The table below sets forth our capital expenditures and investments by activity for the nine-month periods ended September 30, 2007 and 2006.

	Nine-Month Period Ended September 30,
	2007		2006
	(in millions of pesos)	(%)	(in millions of pesos)	(%)

Capital Expenditures and Investments
Exploration and Production	3,555	82	2,978	82
Refining and Marketing	528	12	471	13
Chemical	79	2	84	2
Corporate and other	170	4	112	3
Total	4,332	100%	3,645	100%

Future capital expenditures and investments

We have budgeted approximately U.S.$2 billion in investments and capital expenditures for 2008, a significant portion of which will be dedicated to our exploration and production activities, and which we intend to finance through our internally-generated cash flows and, to the extent necessary, borrowings. For a detailed description of our principal current investment projects, see “Business—Overview.”

Actual investments and capital expenditures may differ from the above estimates.

Off-Balance Sheet Arrangements

We have entered into certain off-balance sheet arrangements, as described in “—Liquidity and Capital Resources—Transactions with unconsolidated variable interest entities,” “—Guarantees provided” and “—Contractual obligations” above.

Qualitative and Quantitative Disclosure About Market Risk

The following quantitative and qualitative information is provided about financial instruments to which we are a party as of September 30, 2007, and from which we may incur future earnings or losses from changes in market, interest rates, foreign exchange rates or commodity prices. We do not enter into derivative or other financial instruments for trading purposes.

This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in “Risk Factors.”

Foreign currency exposure

We generally follow a policy of not hedging our debt obligations in U.S. dollars due to the fact that, in 1991, the Argentine government instituted a set of economic reforms known as the “Convertibility Plan,” the centerpiece of which was a fixed one-to-one rate of exchange between the Argentine peso and the U.S. dollar. Although in view of the Argentine economic crisis the Argentine authorities implemented a number of monetary and exchange control measures, including the abolishment of the Convertibility Law, we have still not hedged our U.S. dollar debt obligations to date. In addition, our costs and receipts denominated in currencies other than the Argentine peso, including the U.S. dollar, often do not match. As a result, we are currently exposed to risks associated with changes in foreign currency exchange rates. See “Risk Factors—Risks Relating to Argentina—We may be exposed to fluctuations in foreign exchange rates.”

The table below provides information about our assets and liabilities denominated in currency other than pesos (principally U.S. dollars) that may be sensitive to changes in foreign exchange rates, as of September 30, 2007.

	Expected Maturity Date
	Less than 1 year	1-3 years	3-5 years	More than 5 years and undetermined		Total
	(in millions of U.S. dollars)
Assets	1,587	7	—	48		1,642
Accounts payable	564	278	149	414		1,405
Debt	109	103	—	65		277
Other Liabilities	79	7	7	358	(1)	451
_________
(1)	Includes U.S.$318 million corresponding to reserves with undetermined maturity.

Crude oil price exposure

We entered into price swap agreement in June 1998 on future oil delivery commitment, covering approximately 23.9 million barrels of crude oil, for a term of ten years. This swap agreement was entered into in connection with advanced payments received by us for future crude~~-~~oil deliveries under forward crude oil sale agreement covering these same volumes of crude oil subject to the swap agreement. Under the price swap agreements, we will pay a fixed average price of U.S.$18.24 per barrel from 2007 to 2008 and will receive variable selling prices that will depend upon market prices. The estimated price effect presented in the table below represents the difference between the prices we will pay and the forecasted prices we will receive under the contracts. See “—Liquidity and Capital Resources—Transactions with unconsolidated variable interest entities.”

	(Proceeds) Payments
	Fourth quarter 2007	2008	Total	Fair Value
Contract volumes (mmbbl)	0.6	1.0	1.6
Average Price of Contract (U.S.$/bbl)(1)	18.24	18.24	18.24
Contract amount (millions of U.S.$)	11	18	29	102
Estimated price effect (millions of U.S.$)(1)	(38)	(63)	(101)	(92)
_________
(1)
The expected cash flows were calculated based on a WTI oil price of U.S.$81.66 for all periods, which was the spot price as of September 30, 2007. The estimated price effect disclosed in the chart was calculated as the difference between this price and the contractually agreed settlement price per barrel.

Interest rate exposure

We are mostly a borrower under fixed rate debt instruments that give rise to foreign exchange rate risk. Our objective in borrowing under fixed debt is to satisfy capital requirements that minimize our exposure to interest rate fluctuations. To realize our objectives, we have borrowed under fixed rate debt instruments, based on the availability of capital and prevailing market conditions.

The table below provides information about our assets and liabilities as of September 30, 2007 that may be sensitive to changes in interest rates.

	Expected Maturity Date
	Less than 1 year	1 – 2 years	2 – 3 years	3 – 4 years	4 – 5 years	More than 5 years	Total	Fair Value
	(in millions of pesos)
Assets
Variable rate
Other Receivables (Related parties)	2,358	—	—	—	—	—	2,358	2,358
Interest rate	Libor + 0.2 - 1.5%
Fixed rate
Other Receivables (Related parties)	198	—	—	—	—	—	198	198
Interest rate	5.36%

Liabilities
Fixed rate
YPF’s Negotiable Obligations	—	—	318	—	—	205	523	573
Interest rate			9.13%			10%
Other Short-term debt	540	—	—	—	—	—	540	540
Interest rate	1.25% - 18.25%

REGULATORY FRAMEWORK AND RELATIONSHIP WITH THE ARGENTINE GOVERNMENT

Overview

The Argentine oil and gas industry is currently subject to certain policies and regulations that have resulted in domestic prices that are substantially lower than prevailing international market prices, export restrictions, domestic supply requirements that oblige us from time to time to divert supplies from the export or industrial markets in order to meet domestic consumer demand, and increasingly heavy export duties on the volumes of hydrocarbons allowed to be exported. These governmental pricing limitations, export controls and tax policies have been implemented in an effort to satisfy increasing domestic market demand at prices below international market prices.

The Argentine oil and gas industry is regulated by Law No. 17,319, referred to as the “Hydrocarbons Law,” which was adopted in 1967 and amended by Law No. 26,197 in 2007, which established the general legal framework for the exploration and production of oil and gas, and Law No. 24,076, referred to as the “Natural Gas Law,” enacted in 1992, which established the basis for deregulation of natural gas transportation and distribution industries.

The executive branch of the Argentine government issues the regulations to complement these laws. The regulatory framework of the Hydrocarbons Law was established on the assumption that the reservoirs of hydrocarbons would be national properties and Yacimientos Petrolíferos Fiscales Sociedad del Estado, our predecessor, would lead the oil and gas industry and operate under a different framework than private companies. In 1992, Law No. 24,145, referred to as the “Privatization Law,” privatized YPF and provided for transfer of hydrocarbon reservoirs from the Argentine government to the provinces, subject to the existing rights of the holders of exploration permits and production concessions.

The Privatization Law granted us 24 exploration permits covering approximately 132,735 square kilometers and 50 production concessions covering approximately 32,560 square kilometers. The Hydrocarbons Law limits to five the number of concessions that may be held by any one entity, and also limits the total area of exploration permits that may be granted to a single entity. Based on our interpretation of the law, we were exempted from such limit with regard to the exploration permits and production concessions awarded to us by the Privatization Law. Nevertheless, the National Department of Economy of Hydrocarbons (Dirección Nacional de Economía de los Hidrocarburos), applying a restrictive interpretation of Section 25 and 34 of the Hydrocarbons Law, has objected to the award of new exploration permits and production concessions in which we have a 100% interest. As a result, our ability to acquire 100% of new exploration permits and/or production concessions has been hindered, although this interpretation has not impeded our ability to acquire any permits or concessions where an interest is also granted to other parties. As a consequence of the transfer of ownership of certain hydrocarbons areas to the provinces, we participate in competitive bidding rounds organized since the year 2000 by several provincial governments for the award of contracts for the exploration of hydrocarbons.

In October 2004, the Argentine Congress enacted Law No. 25,943 creating a new state-owned energy company, Energía Argentina S.A., referred to as “ENARSA.” The corporate purpose of ENARSA is the exploration and exploitation of solid, liquid and gaseous hydrocarbons, the transport, storage, distribution, commercialization and industrialization of these products, as well as the transportation and distribution of natural gas, and the generation, transportation, distribution and sale of electricity. Moreover, Law No. 25,943 granted to ENARSA all exploration concessions in respect to offshore areas located beyond 12 nautical miles from the coast line up to the outer boundary of the continental shelf that were vacant at the time of the effectiveness of this law (i.e., November 3, 2004).

In addition, in October 2006, Law No. 26,154 created a regime of tax incentives aimed at encouraging hydrocarbon exploration and which apply to new exploration permits awarded in respect of the offshore areas granted to ENARSA and those over which no rights have been granted to third parties under the Hydrocarbons Law, provided the provinces in which the hydrocarbon reservoirs are located adhere to this regime. Association with ENARSA is a precondition to qualifying for the benefits provided by the regime created by Law No. 26,154. The benefits include: early reimbursement of the value added tax for investments made and expenses incurred during the exploration period and for investments made within the production period; accelerated amortization of investments made in the exploration period and the accelerated recognition of expenses in connection with production over a period of three years rather than over the duration of production; and exemptions to the payment of import duties for capital assets not manufactured within Argentina. As of the date of this prospectus, we have not used the tax incentives previously mentioned.

Ownership of hydrocarbons reserves was transferred to the provinces through the enactment of the following legal provisions that effectively amended the Hydrocarbons Law:

•
In 1992, the Privatization Law approved the transfer of the ownership of hydrocarbons reserves to the provinces where they are located. However, this law provided that the transfer was conditioned on the enactment of a law amending the Hydrocarbons Law to contemplate the privatization of Yacimientos Petrolíferos Fiscales Sociedad del Estado.

•	In October 1994, the Argentine National Constitution was amended and pursuant to Article 124 thereof, provinces were granted the primary control of natural resources within their territories.

•
In August 2003, Executive Decree No. 546/03 transferred to the provinces the right to grant exploration permits, hydrocarbons exploitation and transportation concessions in certain locations designated as “transfer areas,” as well as in other areas designated by the competent provincial authorities.

•
In January 2007, Law No. 26,197 acknowledged the provinces’ ownership of the hydrocarbon reservoirs in accordance with Article 124 of the National Constitution (including reservoirs to which concessions were granted prior to 1994) and granted provinces the right to administer such reservoirs.

Law No. 26,197

Law No. 26,197, which amended the Hydrocarbons Law, transferred to the provinces and the City of Buenos Aires the ownership over all hydrocarbon reservoirs located within their territories and in the adjacent seas up to 12 nautical miles from the coast. Law No. 26,197 also provides that the hydrocarbon reservoirs located beyond 12 nautical miles from the coast to the outer limit of the continental shelf shall remain within the ownership of the federal government.

Pursuant to Law No. 26,197, the Argentine Congress shall continue to enact laws and regulations to develop oil and gas resources existing within all of the Argentine territory (including its sea), but the governments of the provinces where the hydrocarbon reservoirs are located shall be responsible for the enforcement of these laws and regulations, the administration of the hydrocarbon fields and shall act as granting authorities for the exploration permits and production concessions. However, the administrative powers granted to the provinces shall be exercised within the framework of the Hydrocarbons Law and the regulations which complement this law.

Consequently, even though Law No. 26,197 established that the provinces shall be responsible for administering the hydrocarbon fields, the Argentine Congress retained its power to issue rules and regulations regarding the oil and gas legal framework. Additionally, the Argentine government retained the power to determine the national energy policy.

It is expressly stated that the transfer will not affect the rights and obligations of exploration permit and production concession holders, or the basis for the calculation of royalties, which shall be calculated in accordance with the concession title and paid to the province where the reservoirs are located.

Law No. 26,197 provides that the Argentine government shall retain the authority to grant transportation concessions for: (i) transportation concessions located within two or more provinces territory and (ii) transportation concessions directly connected to export pipelines for export purposes. Consequently, transportation concessions which are located within the territory of only one province and which are not connected to export facilities shall be transferred to the provinces.

Finally, Law No. 26,197 grants the following powers to the provinces: (i) the exercise in a complete and independent manner of all activities related to the supervision and control of the exploration permits and production concessions transferred by Law No. 26,197; (ii) the enforcement of all applicable legal and/or contractual obligations regarding investments, rational production and information and surface fee and royalties payment; (iii) the extension of legal and/or contractual terms; (iv) the application of sanctions provided in the Hydrocarbons Law; and (v) all the other faculties related to the granting power of the Hydrocarbons Law.

Public Emergency

On January 6, 2002, the Argentine Congress enacted Law No. 25,561, the Public Emergency and Foreign Exchange System Reform Law (“Public Emergency Law”), which represented a profound change of the economic model effective as of that date, and rescinded the Convertibility Law No. 23,928, which had been in effect since 1991 and had pegged the peso to the dollar on a one-to-one basis. In addition, the Public Emergency Law granted the executive branch of the Argentine government authority to enact all necessary regulations in order to overcome the economic crisis in which Argentina was then immersed.

After the enactment of the Public Emergency Law, several other laws and regulations have been enacted. The following are the most significant measures enacted to date in Argentina to overcome the economic crisis:

•
Conversion into pesos of (i) all funds deposited in financial institutions at an exchange rate of Ps.1.40 for each U.S.$1.00 and (ii) all obligations (e.g., loans) with financial institutions denominated in foreign currency and governed by Argentine law at an exchange rate of Ps.1.00 for each U.S.$1.00. The deposits and obligations converted into pesos would be thereafter adjusted by a reference stabilization index, the Coeficiente de Estabilidad de Referencia (“CER”), to be published by the Argentine Central Bank. Obligations governed by non-Argentine law have not been converted to pesos under the new laws. Substantially all of our dollar-denominated debt is governed by non-Argentine law.

•
Conversion into pesos at an exchange rate of Ps.1.00 for each U.S.$1.00 of all obligations outstanding among private parties at January 6, 2002 that are governed by Argentine law and payable in foreign currency. The obligations so converted into pesos would be adjusted through the CER index, as explained above. In the case of non-financial obligations, if as a result of the mandatory conversion into pesos the resulting intrinsic value of goods or services that are the object of the obligation are higher or lower than their price expressed in pesos, either party may request an equitable adjustment of the price. If they cannot agree on such equitable price adjustment, either party may resort to the courts. Executive Decree No. 689/02 established an exception to the Public Emergency Law and regulations and provides that the prices of long-term natural gas sale and transportation agreements executed before the enactment of the Decree and denominated in U.S. dollars will not be converted into pesos (Ps.1.00 for each U.S.$1.00) when the natural gas is exported.

•
Conversion into pesos at an exchange rate of Ps.1.00 for each U.S.$1.00 of all tariffs of public services, the elimination of the adjustment of tariffs by foreign indexes such as the Purchaser Price Index (PPI)/Consumer Price Index (CPI) index, and the imposition of a period of renegotiation with the governmental authorities thereafter.

•	Imposition of customs duties on the export of hydrocarbons with instructions to the executive branch of the Argentine government to set the applicable rate thereof. See also “—Taxation” below.

Exploration and Production

The Hydrocarbons Law establishes the basic legal framework for the regulation of oil and gas exploration and production in Argentina. The Hydrocarbons Law empowers the executive branch of the Argentine government to establish a national policy for development of Argentina’s hydrocarbon reserves, with the principal purpose of satisfying domestic demand.

The Hydrocarbons Law permits surface reconnaissance of territory not covered by exploration permits or production concessions, upon authorization of the Secretariat of Energy and/or competent provincial authorities, as established by Law No. 26,197, and with permission of the private property owner. Information obtained as a result of surface reconnaissance must be provided to the Secretariat of Energy and/or competent provincial authorities, which may not disclose this information for two years without permission of the party who conducted the reconnaissance, except in connection with the grant of exploration permits or production concessions.

Under the Hydrocarbons Law, the federal and/or competent provincial authorities may grant exploration permits after submission of competitive bids. Permits granted to third parties in connection with the deregulation and demonopolization process were granted in accordance with procedures specified in Executive Decrees No. 1055/89, 1212/89 and 1589/89 (the “Oil Deregulation Decrees”), and permits covering areas in which YPF was operating at the date of the Privatization Law and that were granted to us by such law. In 1991, the executive branch of the Argentine government established a program under the Hydrocarbons Law (known as Plan Argentina) pursuant to which exploration permits were auctioned. The holder of an exploration permit has the exclusive right to perform the operations necessary or appropriate for the exploration of oil and gas within the area specified by the permit. Each exploration permit may cover only unproved areas not to exceed 10,000 square kilometers (15,000 square kilometers offshore), and may have a term of up to 14 years (17 years for offshore exploration). The 14-year term is divided into three basic terms and one extension term. The first basic term is up to four years, the second basic term is up to three years, the third basic term is up to two years and the extension term is up to five years. At the expiration of each of the first two basic terms, the acreage covered by the permit is reduced, at a minimum, to 50% of the remaining acreage covered by the permit, with the permit holder deciding which portion of the acreage to keep. At the expiration of the three basic terms, the permit holder is required to revert all of the remaining acreage to the Argentine government, unless the holder requests an extension term, in which case such grant is limited to 50% of the remaining acreage.

If the holder of an exploration permit discovers commercially exploitable quantities of oil or gas, the holder has the right to obtain an exclusive concession for the production and development of this oil and gas. The Hydrocarbons Law provides that oil and gas production concessions shall remain in effect for 25 years as from the date of the award of the production concession, in addition to any remaining exploration term at the date of such award. The Hydrocarbons Law further provides for the concession term to be extended for up to 10 additional years, subject to terms and conditions approved by the grantor at the time of the extension. Under Law No. 26,197, the authority to extend the terms of current and new permits and concessions and has been vested in the governments of the provinces in which the relevant block is located (and the Argentine government in respect of offshore blocks beyond 12 nautical miles). In order to be entitled to the extension, a concessionaire, such as us, must have complied with all of its obligations under the Hydrocarbons Law, including, without limitation, evidence of payment of taxes and royalties and compliance with environmental, investment and development obligations. Upon the expiration of the 10-year extension period of the current concessions, the provinces are entitled to award new concessions or contracts in respect of the relevant blocks.

A production concession also confers on the holder the right to conduct all activities necessary or appropriate for the production of oil and gas, provided that such activities do not interfere with the activities of other holders of exploration permits and production concessions. A production concession entitles the holder to obtain a transportation concession for the oil and gas produced. See “—Transportation of Liquid Hydrocarbons” below.

Exploration permits and production concessions require holders to carry out all necessary work to find or extract hydrocarbons, using appropriate techniques, and to make specified investments. In addition, holders are required to:

•	avoid damage to oil fields and waste of hydrocarbons;

•	adopt adequate measures to avoid accidents and damage to agricultural activities, fishing industry, communications networks and the water table; and

•	comply with all applicable federal, provincial and municipal laws and regulations.

According to the Hydrocarbons Law, holders of production concessions, including us, also are required to pay royalties to the province where production occurs. A 12% royalty is payable on the value at the wellhead (equal to the price upon delivery of the product, less transportation, treatment costs and other deductions) of crude oil production and the natural gas volumes commercialized. The value is calculated based upon the volume and the sale price of the crude oil and gas produced, less the costs of transportation and storage. However, in January 2008, the

Secretariat of Energy passed Disposition No. 1, which provided guidelines for the calculation of royalties. We are currently evaluating Disposition No. 1, and cannot provide assurances that the guidelines established by it do not conflict with those established under the Hydrocarbons Law.

In addition to the above, the Public Emergency Law, which created the export withholdings, established that export withholdings were not to be deducted from the export price for purposes of calculating the 12% royalties. The royalty expense is accounted for as a production cost. Any oil and gas produced by the holder of an exploration permit prior to the grant of a production concession is subject to the payment of a 15% royalty. See “Business—Legal Proceedings—Argentina—Neuquén royalty disputes.”

Furthermore, pursuant to Sections 57 and 58 of the Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. Executive Decree No. 1,454/07, dated October 17, 2007, which significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the provinces in which the hydrocarbon fields are located or, in the case of offshore and certain other fields, to the Argentine government. In all cases, the surface fee increased by at least eight times, although the effect of this increase is not material to us due to the relatively low sums involved. For example, in 2007 we paid a total of approximately Ps. 33 million in surface fees. In 2008, we expect to pay approximately Ps.90 million in such fees pursuant to Sections 57 and 58 of the Hydrocarbons Law, due to the application of the recent increases for a full year.

Exploration permits and production or transportation concessions may be terminated upon any of the following events:

•	failure to pay annual surface taxes within three months of the due date;

•	failure to pay royalties within three months of the due date;

•	substantial and unjustifiable failure to comply with specified production, conservation, investment, work or other obligations;

•	repeated failure to provide information to, or facilitate inspection by, authorities or to utilize adequate technology in operations;

•	in the case of exploration permits, failure to apply for a production concession within 30 days of determining the existence of commercially exploitable quantities of hydrocarbons;

•	bankruptcy of the permit or concession holder;

•	death or end of legal existence of the permit or concession holder; or

•	failure to transport hydrocarbons for third parties on a non-discriminatory basis or repeated violation of the authorized tariffs for such transportation.

The Hydrocarbons Law further provides that a cure period, of a duration to be determined by the Secretariat of Energy and/or the competent provincial authorities, must be provided to the defaulting concessionaire prior to the termination.

When a production concession expires or terminates, all oil and gas wells, operating and maintenance equipment and facilities automatically revert to the province where the reservoir is located or to the Argentine government in the case of reservoirs under federal jurisdiction (i.e., located on the continental shelf or beyond 12 nautical miles offshore), without compensation to the holder of the concession.

Substantially all of our production concessions expire in 2017. The granting of an extension is an unregulated process and normally involves lengthy negotiations between the applicant and the relevant government. Although the Hydrocarbons Law provides that applications must be submitted at least six months prior to the concession expiration date, it is industry practice to commence the process far earlier, typically as soon as the technical and economic feasibility of new investment projects beyond the concession term become apparent.

On March 16, 2006, the Secretariat of Energy issued Resolution S.E. No. 324/06 establishing that holders of exploration permits and hydrocarbon concessions must file with such agency details of their proved reserves existing in each of their areas, certified by an external reserves auditor, each year. Holders of hydrocarbon concessions that export hydrocarbons are obliged to certify their oil and gas proved reserves. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, according to which it is not to be interpreted as a certification of oil and gas reserves under the SEC rules (see “Business—Exploration and Production—Reserves”).

Security Zones Legislation

Argentine law restricts the ability of non-Argentine companies to own real estate, oil concessions or mineral rights located within, or with respect to areas defined as, security zones (principally border areas). Prior approval of the Argentine government is required:

•	for non-Argentine shareholders to acquire control of us; or

•
if and when the majority of our shares belong to non-Argentine shareholders, such as is currently the case, for any additional acquisition of real estate, mineral rights, oil or other Argentine government concessions located within, or with respect to, security zones.

Because approval of Class A shareholders is required for a change in control of YPF under our bylaws, and approval of the executive branch of the Argentine government or provincial governments is required for the grant or transfer of hydrocarbon permits and concessions, we believe that possible additional requirements under the security zone legislation will not have a significant impact on our operations.

Natural Gas Transportation and Distribution

In June 1992, the Natural Gas Law was passed, providing for the privatization of Gas del Estado and the deregulation of the price of natural gas. To effect the privatization of Gas del Estado, the five main trunk lines of the gas transmission system were divided into two systems principally on a geographical basis (the northern and the southern trunk pipeline systems). This was designed to give both systems access to gas sources and to the main centers of demand in and around Buenos Aires. These systems were transferred into two new transportation companies. The Gas del Estado distribution system was divided into eight regional distribution companies, including two distribution companies serving the greater Buenos Aires area. Shares of each of the transportation and distribution companies were sold to consortiums of private bidders. Likewise, in 1997, a distribution license for the provinces of Chaco, Formosa, Entre Ríos, Corrientes and Misiones was granted to private bidders.

The regulatory structure for the natural gas industry creates an open-access system, under which gas producers, such as us, will have open access to future available capacity on transmission and distribution systems on a non-discriminatory basis.

Cross-border gas pipelines were built to interconnect Argentina, Chile, Brazil and Uruguay, and producers such as us are currently exporting natural gas to the Chilean and Brazilian markets, to the extent permitted by the Argentine government. However, during the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing domestic supply instruction pursuant to Resolutions Nos. 659 and 752 (which require exporters to supply natural gas to the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations. See “―Market Regulation―Natural gas export restrictions and domestic supply preferences.”

Transportation of Liquid Hydrocarbons

The Hydrocarbons Law permits the executive branch of the Argentine government to award 35-year concessions for the transportation of oil, gas and petroleum products following submission of competitive bids. Pursuant to Law No. 26,197, the relevant provincial governments have the same powers. Holders of production concessions are entitled to receive a transportation concession for the oil, gas and petroleum products that they produce. The term of a transportation concession may be extended for an additional ten-year term upon application to the executive branch. The holder of a transportation concession has the right to:

•	transport oil, gas and petroleum products; and

•
construct and operate oil, gas and products pipelines, storage facilities, pump stations, compressor plants, roads, railways and other facilities and equipment necessary for the efficient operation of a pipeline system.

The holder of a transportation concession is obligated to transport hydrocarbons for third parties on a non-discriminatory basis for a fee. This obligation, however, applies to producers of oil or gas only to the extent that the concession holder has surplus capacity available and is expressly subordinated to the transportation requirements of the holder of the concession. Transportation tariffs are subject to approval by the Secretariat of Energy, for oil and petroleum pipelines, and by the Argentine natural gas regulatory authority (Ente Nacional Regulador del Gas) or ENARGAS, for gas pipelines. Upon expiration of a transportation concession, the pipelines and related facilities automatically revert to the Argentine government without payment to the holder. The Privatization Law granted us a 35-year transportation concession with respect to the pipelines operated by YPF at the time. Gas pipelines and distribution systems sold in connection with the privatization of Gas del Estado are subject to a different regime under the Natural Gas Law.

Additionally, pursuant to Law No. 26,197, all transportation concessions located entirely within a province’s jurisdiction and not directly connected to any export pipeline are to be transferred to such province. The executive branch retains the power to regulate and enforce all transportation concessions located within two or more provinces and all transportation concessions directly connected to export pipelines.

Refining

Crude oil refining activities conducted by oil producers or others are subject to the prior registration of oil companies in the registry maintained by the Secretariat of Energy and compliance with safety and environmental regulations, as well as to provincial environmental legislation and municipal health and safety inspections.

Market Regulation

Overview

Under the Hydrocarbons Law and the Oil Deregulation Decrees, holders of production concessions, such as us, have the right to produce and own the oil and gas they extract and are allowed to dispose of such production in the domestic or export markets, in each case subject to the conditions described below.

The Hydrocarbons Law authorizes the executive branch of the Argentine government to regulate the Argentine oil and gas markets and prohibits the export of crude oil during any period in which the executive branch finds domestic production to be insufficient to satisfy domestic demand. If the executive branch restricts the export of  crude oil and petroleum products or the free disposition of natural gas, the Oil Deregulation Decrees provide that producers, refiners and exporters shall receive a price:

•	in the case of crude oil and petroleum products, not lower than that of imported crude oil and petroleum products of similar quality; and

•	in the case of natural gas, not less than 35% of the international price per cubic meter of Arabian light oil, 34° API.

Furthermore, the Oil Deregulation Decrees expressly required the executive branch to give twelve months’ notice of any future export restrictions. Notwithstanding the above provisions, certain subsequently-enacted Resolutions (Resolution S.E. 1679/04, Resolution S.E. 532/04 and Resolution of the Ministry of Economy and Production 394/07) have modified the aforementioned price mechanism, resulting, in certain cases, in prices to producers below the levels described above.

Refined products

In April 2002, the Argentine government and the main oil companies, including us, reached an agreement on a subsidy provided by the Argentine government to public bus transportation companies. The Agreement on Stability of Supply of Diesel Fuel (Convenio de Estabilidad de Suministro de Gas Oil) was approved by Executive Decree No. 652/02 and assured the transportation companies their necessary supply of diesel fuel at a fixed price of Ps.0.75 per liter from April 22, 2002 to July 31, 2002. Additionally, it established that the oil companies are to be compensated for the difference between the fixed price and the market price through export duty credits. This agreement was extended through August 31, 2002. Through new price-stabilization agreements, the subsidy was extended through June 30, 2005 and the fixed price was increased up to Ps.0.82 per liter. After June 25, 2005, the price paid by transporters was reduced to Ps.0.42 for local public transportation and to Ps.0.62 for the rest of public transportation. On November 11, 2007, the price paid by transporters was increased to Ps.0.45 per liter. As of the date of this prospectus, a new extension of the agreement is under negotiation.

The Secretariat of Energy has issued a series of resolutions affecting the fuel market. For example, Resolution S.E. No. 1,102/04 created the Registry of Liquid Fuels Supply Points, Self Consumption, Storage, Distributors and Bulk Sellers of Fuels and Hydrocarbons, and of Compressed Natural Gas; Resolution S.E. No. 1,104/04 created a bulk sales price information module as an integral part of the federal fuel information system, as well as a mechanism for communication of volumes sold by fuel manufacturers and by sellers; Resolution S.E. No. 1,834/05 compels service stations and/or supply point operators and/or self consumption of liquid fuels and hydrocarbons who have requested supply, and have not been supplied, to communicate such situation to the Secretariat of Energy; and Resolution S.E. No. 1,879/05 established that refining companies registered by the Secretariat of Energy, who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, shall assure continuous, reliable, regular and non-discriminatory supply to its counterparties, giving the right to the seller to obtain the product from a different source, and thereupon, charging any applicable overcosts to the refining company.

Disposition S.S.C. No. 157/06 of the Undersecretariat of Fuels provides that fuel sellers who are parties to contracts that create any degree of exclusivity between the refining company and the fuel seller, and which for any reason are seeking to terminate such contract, shall report the termination in advance with the Undersecretariat of Fuels in order to inform the Secretary of Domestic Commerce of the situation. In that case, the Secretary of Domestic Commerce is to: (i) issue a statement regarding the validity of the termination of the contract and (ii) use all necessary means to allow the fuel seller terminating the contract to execute another agreement with a refining company and/or fuel broker in order to guarantee its fuel supply.

Resolution S.E. No. 1,679/04 reinstalled the registry of diesel fuel and crude oil export transactions created by Executive Decree No. 645/2002, and mandated that producers, sellers, refining companies and any other market agent that wishes to export diesel fuel or crude oil to register such transaction and to demonstrate that domestic demand has been satisfied and that they have offered the product to be exported to the domestic market. In addition, Resolution S.E. No. 1338/06 added other petroleum products to the registration regime created by Executive Decree No. 645/2002, including gasoline, fuel oil and its derivatives, aviation fuel, coke coal, asphalts, certain petrochemicals and certain lubricants. Resolution No. 715/2007 of the Secretariat of Energy empowered the National Refining and Marketing Director to determine the amounts of diesel fuel to be imported by each company, in specific periods of the year, to compensate exports of products included under the regime of Resolution No. 1679/04; the fulfillment of this obligation to import diesel fuel is necessary to obtain authorization to export the products included under Decree No. 645/2002 (crude, fuel oil, diesel fuel, coke coal and gasoline, among others). In addition, Resolution No. 25/06 of the Secretariat of Domestic Commerce, issued within the framework of Law No. 20, 680, imposes on each Argentine refining company the obligation to supply all reasonable diesel fuel demand, by supplying certain minimum volumes (established pursuant to the resolution) to their usual customers, mainly service station operators and distributors.

Resolution SE No. 459/07, of July 12, 2007, created the “Energy Substitution Program,” which is intended to mitigate gas and electricity shortages. This program encourages industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG. The Argentine government allocated approximately U.S.$310 million in subsidies to fund the gap between the price of natural gas and electricity on the one hand, and the price of the substitute fuel on the other hand.

Natural gas

In January 2004, Executive Decree No. 180/04 (i) created the Mercado Electrónico del Gas (MEG) for the trade of daily spot sales of gas and a secondary market of transportation and distribution services and (ii) established information duties for buyers and sellers of natural gas in relation to their respective commercial operations, required as a condition to be authorized to inject into and transport through the transportation system any volume of natural gas (further regulated by Resolution No. 1,146/04 issued on November 9, 2004 and Resolution No. 882/05 issued by the Secretariat of Energy). According to Executive Decree No. 180/04, all daily spot sales of natural gas must be traded within the MEG.

In January 2004, Executive Decree No. 181/04 authorized the Secretariat of Energy to negotiate with natural gas producers a pricing mechanism for natural gas supplied to industries and electric generation companies. On April 2, 2004, the Secretariat of Energy and gas producers signed an agreement which was ratified by Resolution No. 208/04 issued by the Ministry of Federal Planning, Public Investment and Services. The aim of the agreement was to implement a scheme for the normalization of natural gas prices following the 2001 crisis. The main aspects of the agreement were: (i) initial price adjustments applied exclusively to gas supplied by producers to industrial users, new direct consumers and electricity generators (to the extent that electricity was destined for the domestic market); (ii) prices were adjusted as of May 10, 2004; and (iii) the Secretariat of Energy would implement a progressive scheme for the normalization of the price of natural gas destined to residential end-users and small commercial users, which was never implemented. This agreement expired on December 31, 2006.

On June 14, 2007, Resolution No. 599/07 of the Secretariat of Energy approved a proposal of agreement with natural gas producers regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Propuesta de Acuerdo,” or “Agreement 2007-2011”), giving such producers a five business day term to enter into the Agreement 2007-2011. If within that term, the Agreement 2007-2011 was not executed by a sufficient number of producers to make it viable, the Secretariat of Energy would disregard the Agreement and enact the Procedures for Complementary Supply of the Internal Market 2007-2011 (Procedimientos de Abastecimiento Complementario al Mercado Interno 2007-2011) (not described in Resolution No. 599/07). We executed the agreement taking into account that natural gas exports and certain domestic sales of producers that do not enter into the Agreement 2007-2011 are to be called upon first in order to satisfy domestic demand, before the export sales of the producers that have signed the Agreement 2007-2011 are affected. While producers are authorized to withdraw from the Agreement 2007-2011 under its terms, if they do so such producers will be treated as any producer that has not entered into the Agreement 2007-2011 in the first place.

The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have entered into the Agreement 2007-2011 would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon its share of production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d), which in 2007 represented approximately 72% of our production and was sold at an average price of U.S.$1.52 per mmBtu (or approximately U.S.$55 per cubic meter). The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment of the agreed demand levels. In order to guarantee any domestic market demand of natural gas in excess of the agreed demand levels, Resolution S.E. No. 599/07 maintains the effectiveness of the Resolutions that implemented the curtailment of natural gas export commitments and the re-routing of such natural gas volumes to certain sectors of the domestic market. See “―Natural gas export restrictions and domestic supply preferences.” The Resolution also states that the Agreement 2007-2011 does not prevent the possible suspension or termination of export permits.

We were compelled to execute the Agreement 2007-2011, among other reasons, in order to mitigate our potential damages. Producers failing to sign the Agreement 2007-2011 could be penalized and subject to other unfavorable measures by regulatory authorities. However, we expressly stated that the execution of the Agreement 2007-2011 did not entail any recognition by us of the validity of the terms and conditions of the various Resolutions of the Secretariat of Energy establishing programs for the curtailment or re-routing of exports to satisfy domestic demand. We challenged Resolution No. 599/07 and stated that we signed the Agreement 2007-2011 taking into account the potential consequences of not doing so. While the challenge is pending, we are complying with the terms of the Agreement.

The Argentine Secretariat of Energy, by its Resolution S.E. No. 459/07 of July 12, 2007, created the “Energy Substitution Program,” which was designed to mitigate shortages of gas and electricity during the Argentine winter of 2007. The program encouraged industrial users to substitute natural gas and electricity use with diesel, fuel oil and LPG. In connection with the program, the Argentine government allocated approximately U.S.$310 million to compensate for the higher cost of the substitute fuels.

Natural gas export restrictions and domestic supply priorities

In March 2004, the Secretariat of Energy issued Resolution S.E. No. 265/04 adopting measures intended to ensure the adequate supply of natural gas to the domestic market and regulate its consequences on electricity wholesale prices. Among the measures adopted were:

•	the suspension of all exports of surpluses of natural gas;

•	the suspension of automatic approvals of requests to export natural gas;

•	the suspension of all applications for new authorizations to export natural gas filed or to be filed before the Secretariat of Energy; and

•	authorizing the Undersecretariat of Fuels to create a rationalization plan of gas exports and transportation capacity.

In March 2004, the Undersecretariat of Fuels, pursuant to the authority given to it under Resolution S.E. No. 265/04, issued Regulation S.S.C. No. 27/04 establishing a rationalization plan of gas exports and transportation capacity. Among other things, Regulation No. 27/04 established a limit on natural gas export authorizations, which, absent an express authorization by the Undersecretariat of Fuels, may not be executed for volumes exceeding exports registered during 2003.

In June 2004, the Secretariat of Energy issued Resolution S.E. No. 659/04, which established a new program to assure natural gas supply to the domestic market (which substitutes for the program created by Regulation No. S.S.C. 27/04). Under Resolution S.E. No. 659/04 (amended by Resolution S.E. No. 1,681/04), natural gas exports may be restricted due to shortages of natural gas in the domestic market, because exporting producers may be required to supply additional volumes of natural gas to the domestic market beyond those that they are contractually committed to supply. The export of natural gas under current export permits is conditioned on the fulfillment of additional supply requirements imposed on exporting producers by governmental authorities.

This program was further amended and supplemented by Resolution S.E. No. 752/05 issued by the Secretariat of Energy in May 2005, which further reduced the ability of producers to export natural gas, and created a mechanism under which the Secretariat of Energy may require exporting producers to supply additional volumes to domestic consumers during a seasonal period (Permanent Additional Supply), which volumes of natural gas are also not committed by the exporting producers. Based on the provisions of Rule No. 27/04, Resolution S.E. No. 659/04 and Resolution S.E. No. 752/05, the Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to re-direct natural gas export volumes to the internal market, thereby affecting natural gas export commitments. We have challenged the validity of the aforementioned regulations and resolutions, and has invoked the occurrence of a force majeure event under the corresponding natural gas export purchase and sale agreements. The counterparties to such agreements have rejected our position. See “Business―Legal Proceedings.”

Resolution S.E. No. 752/05 also establishes (i) a special market, open and anonymous, for compressed natural gas stations to purchase natural gas under regulated commercial conditions, with the demand being ensured by the Secretariat of Energy through Permanent Additional Supply required of exporting producers, and (ii) a mechanism of standardized irrevocable offers for electric power generators and industrial and commercial consumers to obtain supply of natural gas, with the demand being ensured by the Secretariat of Energy through the issuance of the Permanent Additional Supply mentioned above.

Pursuant to the standardized irrevocable offers procedure mentioned above, which operates at the MEG, any direct consumer may bid for a term gas purchase at the export average gas price net of withholdings by basin. The volume necessary to satisfy the standardized irrevocable offers which have not been satisfied will be required as a Permanent Additional Supply only until the end of the seasonal period during which the unsatisfied requests should be made (October–April or May–September). Such Additional Supply will be requested from the producers that export gas and that inject the natural gas from the basins that are able to supply those unsatisfied irrevocable offers. Resolution of the Secretariat of Energy S.E. No. 1886/2006, published on January 4, 2007, extended the term of effectiveness of this mechanism of standardized irrevocable offers until 2016, and empowered the Undersecretariat of Fuels to suspend its effectiveness subject to the satisfaction of internal demand of natural gas achieved by means of regulations, agreements or due to the discovery of reserves.

By means of Resolution S.E. No. 1329/06, later supplemented by Note SSC No. 1011/07, the Secretariat of Energy forced producers to give first priority in their injections of natural gas into the gas pipelines to certain preferential consumers and obligates transportation companies to guarantee these priorities through the allocation of transportation capacity. In general, these regulations subordinate all exports of natural gas to the prior delivery of natural gas volumes that are sufficient to satisfy domestic market demand.

Also, beginning during the severe Argentine winter in 2007 and continuing thereafter, we and most of gas producers as well as the transportation companies received instructions from the government to cut off all exports to zero, except for certain volumes addressed to satisfy Chilean residential consumptions.

Liquefied petroleum gas

Law No. 26,020 enacted on March 9, 2005 sets forth the regulatory framework for the industry and commercialization of LPG. This law regulates the activities of production, bottling, transportation, storage, distribution, and commercialization of LPG in Argentina and declares such activities to be of public interest. Among other things, the law:

•	creates the registry of LPG bottlers, obliging LPG bottlers to register the bottles of their property;

•	protects the trademarks of LPG bottlers;

•	creates a reference price system, pursuant to which, the Secretariat of Energy shall periodically publish reference prices for LPG sold in bottles of 45 kilograms or less;

•
required the Secretariat of Energy to comply with the following tasks: (i) create LPG transfer mechanisms, in order to guarantee access to the product to all the agents of the supply chain; (ii) establish mechanisms for the stabilization of LPG prices charged to local LPG bottlers; and (iii) together with the Antitrust Agency, make an analysis of the composition of the LPG market and its behavior, in order to establish limitations on the concentration of the market in each phase, or limitations to the vertical integration throughout the chain of the LPG industry. Such limitations must include affiliates, subsidiaries and controlled companies; and

•	grants open access to LPG storage facilities.

The Secretariat of Energy established, through several subsequent resolutions, reference prices applicable to sales of LPG bottles of less than 45 kilograms, and to sales of bulk LPG exclusively to LPG bottlers. Also, the Secretariat of Energy approved the method for calculating the LPG export parity to be updated monthly by the Undersecretariat of Fuels. The Secretariat of Energy in 2007 increased the LPG volumes to be sold to bottlers at the reference prices set forth in the above-mentioned resolutions.

Rule 168/04 require companies intending to export LPG to first obtain an authorization from the Secretariat of Energy. Companies seeking to export LPG must first demonstrate that the local demand is satisfied or that an offer to sell LPG to local demand has been made and rejected.

Argentine Environmental Regulations

The enactment of Articles 41 and 43 in the National Constitution, as amended in 1994, as well as new federal, provincial and municipal legislation, has strengthened the legal framework dealing with damage to the environment. Legislative and government agencies have become more vigilant in enforcing the laws and regulations regarding the environment, increasing sanctions for environmental violations.

Under the amended Articles 41 and 43 of the National Constitution, all Argentine inhabitants have both the right to an undamaged environment and a duty to protect it. The primary obligation of any person held liable for environmental damage is to rectify such damage according to and within the scope of applicable law. The federal government sets forth the minimum standards for the protection of the environment and the provinces and municipalities establish specific standards and implementing regulations.

Federal, provincial and municipal laws and regulations relating to environmental quality in Argentina affect our operations. These laws and regulations set standards for certain aspects of environmental quality, provide for penalties and other liabilities for the violation of such standards, and establish remedial obligations in certain circumstances.

In general, we are subject to the requirements of the following federal environmental regulations (including the regulations issued thereunder):

•	National Constitution (Articles 41 and 43);

•	Law No. 25,675 on National Environmental Policy;

•	Law No. 25,612 on Integrated Management of Industrial and Service Industry Waste;

•	Law No. 24,051 on Hazardous Waste;

•	Law No. 20,284 on Clean Air;

•	Law No. 25,688 on Environmental Management of Waters;

•	Law No. 25,670 on the Management and Elimination of Polychlorinated Biphenyls;

•	Criminal Code; and

•	Civil Code, which sets forth the general rules of tort law.

These laws address environmental issues, including limits on the discharge of waste associated with oil and gas operations, investigation and cleanup of hazardous substances, workplace safety and health, natural resource damages claims and toxic tort liabilities. Furthermore, these laws typically require compliance with associated regulations and permits and provide for the imposition of penalties in case of non-compliance.

In addition, we are subject to various other provincial and municipal regulations, including those relating to gas venting, oil spills and well abandonment, among other matters.

By Resolution No. 404/94, the Secretariat of Energy amended Resolution No. 419/93, and created the Registry of Independent Professionals and Safety Auditing Companies (Registro de Profesionales Independientes y Empresas Auditoras de Seguridad), which may act with respect to areas of hydrocarbons storage, oil refineries, gas stations, fuel commercialization plants and plants for fractionation of LPG in containers or cylinders. The Resolution provides that external audits of oil refineries, gas stations and all fuel storage plants must be carried out by professionals registered in the Registry. Domestic fuel manufacturing companies and companies that sell fuels are prohibited from supplying these products to any station failing to comply with its obligations. Penalties for failure to perform the audits and remedial or safety tasks include the disqualification of plants or gas stations. In addition, a set of obligations is established in relation to underground fuel storage systems, including a mechanism for instant notification in cases of loss or suspicion of loss from the storage facilities.

On July 19, 2001, the Secretariat of Environmental Policy of the province of Buenos Aires issued Resolution No. 1037/01 ordering us to clean up certain areas adjacent to the La Plata refinery. The resolution was appealed through an administrative procedure which has not yet been resolved. Nevertheless, we have commenced certain works in order to identify potential technical solutions for the treatment of the historical contamination, while reserving that the remediation must be made by the parties responsible for the environmental damage. Under current law, the Argentine government has the obligation to indemnify us against any liability and hold us harmless for events and claims arising prior to January 1, 1991, according to Law No. 22,145.

During 2005, the Secretariat of Energy, by means of Resolution No. 785/05, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, a measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. We have commenced the development and implementation of a technical and environmental audit plan as required by this Resolution.

The above description of the material Argentine environmental regulations is only a summary and does not purport to be a comprehensive description of the Argentine environmental regulatory framework. The summary is based upon Argentine regulations related to environmental issues as in effect on the date hereof, and such regulations are subject to change.

U.S. Environmental Regulations

In addition, federal, state and local laws and regulations relating to health, safety and environmental quality in the United States, where YPF Holdings Inc. (“YPF Holdings”) operates, affect the operations of this subsidiary. Many of YPF Holdings’ U.S. operations, conducted primarily through Maxus Energy Corporation (“Maxus”), are subject to the requirements of the following U.S. environmental laws:

•	Safe Drinking Water Act;

•	Clean Water Act;

•	Oil Pollution Act;

•	Clean Air Act;

•	Resource Conservation and Recovery Act;

•	National Environmental Policy Act;

•	Occupational Safety and Health Act;

•	Comprehensive Environmental Response, Compensation and Liability Act; and

•	various other federal, state and local laws.

These laws and regulations set various standards for many aspects of health, safety and environmental quality (including limits on discharges associated with oil and gas operations), provide for fines and criminal penalties and other consequences (including limits on operations and loss of applicable permits) for the violation of such standards, establish procedures affecting siting of facilities and other operations, and in certain circumstances impose obligations concerning reporting, investigation and remediation, as well as liability for natural resource damages and toxic tort claims.

Taxation

Holders of exploration permits and production concessions are subject to federal, provincial and municipal taxes and regular customs duties on imports. The Hydrocarbons Law grants such holders a legal guarantee against new taxes and certain tax increases at the provincial and municipal levels.

Pursuant to Sections 57 and 58 of the Federal Hydrocarbons Law, holders of exploration permits and production concessions must pay an annual surface fee that is based on acreage of each block and which varies depending on the phase of the operation, i.e., exploration or production, and in the case of the former, depending on the relevant period of the exploration permit. On October 17, 2007, the Official Gazette published Executive Decree No. 1,454/07, which significantly increased the amount of exploration and production surface fees expressed in Argentine pesos that are payable to the different jurisdictions where the hydrocarbon fields are located. See “—Exploration and Production.”

In addition, “net profit” (as defined in the Hydrocarbons Law) of holders of permits or concessions accruing from activity as such holders might be subject to the application of a special 55% income tax. This tax has never been applied. Each permit or concession granted to an entity other than us has provided that the holder thereof is subject instead to the general Argentine tax regime, and a decree of the executive branch of the Argentine government provides that we are also subject to the general Argentine tax regime.

Following the introduction of market prices for downstream petroleum products in connection with the deregulation of the petroleum industry, Law No. 23,966 established a volume-based tax on transfers of certain types of fuel, replacing the prior regime, which was based on the regulated price. Law No. 25,745, modified, effective as of August 2003, the mechanism for calculating the tax, replacing the old fixed value per liter according to the type of fuel for a percentage to apply to the sales price, maintaining the old fixed value as the minimum tax.

Dividends distributed by us to our shareholders, regardless of their country of residence, are exempt from income tax in Argentina. However, dividends distributed in excess of the accumulated earnings, determined according to the provisions of the Argentine Income Tax Law by the end of the fiscal year prior to the year when the dividends are distributed, shall be subject to a 35% tax on such excess. The tax must be withheld by the distributing company.

Holding of our shares by individuals resident in Argentina or abroad and corporations, any type of legal entity, enterprise, permanent establishment, estate or resident abroad shall be subject to personal assets tax on the holdings by December 31st every year. The tax basis shall be the percentage net equity of each shareholder, and the tax rate is 0.5%. We shall act as a substitute obligor and pay the tax. It shall be entitled to recover the amount paid even withholding and/or foreclosing the assets that generated the tax liability.

Export taxes

In 2002, the Argentine government began to impose customs duties on the export of hydrocarbons. Export tax rates were increased on crude oil 20%, on butane, methane and LPG to 20% and gasoline and diesel fuel to 5%. In May 2004, Resolution No. 337/04 of the Ministry of Economy and Production increased export duties on crude oil to 25%. These export tax rates were increased again in 2004, when the Ministry of Economy and Production issued Resolution No. 532/04, establishing a progressive scheme of export duties for crude oil, with rates ranging from 25% to 45%, depending on the quotation of the WTI reference price at the time of the exportation. In addition, in May 2004, pursuant to Resolution No. 645/04 of the Ministry of Economy and Production, an export duty on natural gas and natural gas liquids was established at a rate of 20%. The export duty on natural gas was increased again in July 2006, when the Ministry of Economy and Production increased the rate to 45% and instructed the Customs General Administration to apply the price fixed by the Framework Agreement between Argentina and Bolivia (approximately U.S.$6/mmBtu in December 2007) as the base price to which to apply the new tax rate, irrespective of the actual sales price. In addition, on October 10, 2006, the Ministry of Economy and Production imposed prevalent export duties on exports from the Tierra del Fuego province, which were previously exempted from taxes. Moreover, in May 2007 the Ministry of Economy and Production increased to 25% the export duty on butane, propane and LPG. There can be no assurances as to future levels of export taxes.

More recently, Resolution No. 394/07 of the Ministry of Economy and Production, effective as of November 16, 2007, increased export duties on Argentine oil exports (as defined by the regulator) on crude oil and other crude derivatives products. The new regime provides that when the international price exceeds the reference price, which is fixed at U.S.$60.9/barrel, the producer shall be allowed to collect U.S.$42/barrel, with the remainder being withheld by the Argentine government as an export tax. If the international price of Argentine oil exports (as defined by the regulator) is under the reference price but over U.S.$45/barrel, a 45% withholding rate will apply. If such price is under U.S.$45/barrel, the applicable export tax is to be determined within 90 business days.

In addition, the calculation procedure described above also applies to other petroleum products and lubricants based upon different withholding rates, reference prices and prices allowed to producers. See “—Market Regulation.”

Antitrust Agreement

On June 16, 1999, the Argentine Ministry of Economy and Public Works delivered a letter to Repsol YPF setting forth a series of obligations that Repsol YPF was required to assume after the acquisition of the majority of our share capital.

Repsol YPF met all of the requirements upon execution of the asset swap agreement entered into with Petrobras in December 2001.

Repsol YPF believes that the acquisition of YPF will not be subject to further antitrust scrutiny in Argentina under existing law. However, the Ministry has not stated that there will be no further antitrust scrutiny and no assurances can be given that Repsol YPF will not be required to accept additional undertakings or other measures intended to address any perceived anti-competitive effects of the YPF acquisition.

Repatriation of Foreign Currency

Executive Decree No. 1,589/89, relating to the deregulation of the upstream oil industry, allows us and other companies engaged in oil and gas production activities in Argentina to freely sell and dispose of the hydrocarbons they produce. Additionally, under Decree No. 1,589/89, we and other oil producers are entitled to keep out of Argentina up to 70% of foreign currency proceeds they receive from crude oil and gas export sales, but are required to repatriate the remaining 30% through the exchange markets of Argentina.

In July 2002, Argentina’s Attorney General issued an opinion (Dictamen No. 235) which would have effectively required us to liquidate 100% of our export receivables in Argentina, instead of the 30% provided in Decree No. 1,589/89. The Attorney General’s opinion was based on the assumption that Decree No. 1,589/89 had been superseded by other decrees (Decree No. 530/91 and 1,606/01) issued by the government. Subsequent to this opinion, however, the government issued Decree No. 1,912/02 ordering the Central Bank to apply the 70%/30% regime set out in Decree No. 1,589/89. Nevertheless, on December 5, 2002, representatives of the Central Bank of Argentina, responding formally to an inquiry from the Argentine Bankers Association, stated that the Central Bank would apply the Attorney General’s opinion. On December 9, 2002, we filed a declaratory judgment action (acción declarativa de certeza) before a federal court requesting the judge to clarify the uncertainty generated by the opinion and statements of the Attorney General and the Central Bank of Argentina, and requesting confirmation of our right to freely dispose of up to 70% of our export receivables. On December 9, 2002, the federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with our access to and use of 70% of the foreign exchange proceeds from our exports. This decision was appealed by the Central Bank and the Ministry of Economy and Production.

On December 27, 2002, the government issued Decree No. 2,703/02, effective as of January 1, 2003, setting forth a minimum repatriation limit of 30% with respect to proceeds from the export of hydrocarbons and byproducts, with the remaining portion freely disposable. However, when referring to the minimum repatriation limit of 30%, the decree only mentions the foreign exchange proceeds from freely disposable exports of crude oil and its byproducts. Although the recitals and the first part of Section 1 of Decree No. 2,703/02 mention natural gas and LPG as covered by this regime, there are no express references to natural gas or LPG in the rest of Section 1. However, taking into account the rights granted by Decree No. 1,589/89, we apply this regime to the export of crude oil, LPG and natural gas. It is worth noting that the recitals of Decree No. 2,703/02 restate the interpretation maintained by the Attorney General in the sense that Decree No. 1,589/89 has been repealed by Decree No. 530/91 and No. 1,606/01. This interpretation prompted the filing of the above-mentioned declaratory judgment action. Moreover, since Decree No. 2,703/02 is effective as from January 1, 2003, and, in light of the Attorney General’s opinion, it is unclear whether hydrocarbon exporters would be required to repatriate the total amount of their 2002 export proceeds or whether the existing hydrocarbons regulatory framework will prevail, we have expanded the object of the declaratory judgment action before the federal court to request that the judge expressly state that Decree No. 530/91 did not abrogate Decree No. 1,589/89 and, thus, that the right of free disposal of export receivables was effective between the issuance of Decree No. 1,606/01 and Decree 2,703/02. On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703/02, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. On December 15, 2003, we filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree 2,703/02. On February 6, 2004, the Court of Appeals dismissed our motion for clarification, indicating that the regulations included in Decree 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy and Production from interfering with our access to foreign exchange proceeds, as described above. On February 19, 2004, we filed an extraordinary appeal before the Supreme Court challenging the December 1, 2003 decision of the Court of Appeals and requesting the restatement of the injunction against the Central Bank and the Ministry of Economy and Production. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy.

On October 12, 2007, we were notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and lack of repatriation of the remaining 70%, in connection with some hydrocarbon export transactions made in 2002. In this administrative summary proceeding, charges were brought against us in the amount of U.S.$1.6 million, and the tribunal has advised that the conduct of a bank that handled other of our export transactions made in 2002 be investigated, which could give rise to the initiation of further proceedings. Nevertheless, a judicial judgment recently issued by a First Instance Court in Criminal Economic Matters in a similar administrative summary proceeding against a different company for an alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on legal arguments that were not challenged by the prosecutor. See “Business—Legal Proceedings—Argentina.”

BUSINESS

Overview

We are Argentina’s leading energy company, operating a fully integrated oil and gas chain with leading market positions across the domestic upstream and downstream segments. Our upstream operations consist of the exploration, development and production of crude oil, natural gas and liquefied petroleum gas. Our downstream operations include the refining, marketing, transportation and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals, liquid petroleum gas and bio-fuels. Additionally, we are active in the gas separation and natural gas distribution sectors both directly and through our investments in several affiliated companies. In 2006, we had consolidated net sales of Ps.25,635 million (U.S.$8,138 million) and consolidated net income of Ps.4,457 million (U.S.$1,415 million) and, in the nine months ended September 30, 2007, we had consolidated net sales of Ps.20,869 million (U.S.$6,625 million) and consolidated net income of Ps.2,980 million (U.S.$946 million).

Most of our predecessors were state-owned companies with operations dating back to the 1920s. In November 1992, the Argentine government enacted the Privatization Law (Law No. 24,145), which established the procedures for our privatization. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership interest in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

Since 1999, we have been controlled by Repsol YPF, an integrated oil and gas company headquartered in Spain with global operations. On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. See “Selling Shareholders.”  We believe that Petersen Energía’s participation in our capital stock and management will strengthen our Argentine ties and expertise.

Upstream Operations

•
We operate more than 70 oil and gas fields in Argentina, accounting for approximately 42% of the country’s total production of crude oil, excluding natural gas liquids, and approximately 42% of its total natural gas production, including natural gas liquids, in 2007, according to the Argentine Secretariat of Energy.

•	We had proved reserves, as estimated as of September 30, 2007, of approximately 646 mmbbl of oil and 3,728 bcf of gas, representing aggregate reserves of 1,311 mmboe.

•
In 2006, we produced 126 mmbbl of oil (346 mbbl/d) and 651 bcf of gas (1,779 mmcf/d) and, in the nine months ended September 30, 2007, we produced 89 mmbbl of oil (327 mbbl/d) and 485 bcf of gas (1,778 mmcf/d).

Downstream Operations

•
We are Argentina’s leading refiner with operations conducted at three wholly owned refineries with combined annual refining capacity of approximately 116 mmbbl (319.5 mbbl/d). We also have a 50% interest in Refinor, a jointly controlled entity operated by Petrobras Energía S.A., which has a refining capacity of 26.1 mbbl/d.

•
Our retail distribution network for automotive petroleum products as of September 30, 2007 consisted of 1,698 YPF-branded service stations, which we believe represented approximately 30.9% of all service stations in Argentina.

•
We are a leading petrochemical producer in Argentina and in the Southern Cone of Latin America, with operations conducted through our Ensenada plant. In addition, Profertil, a company that we jointly control, is a leading producer of urea in the Southern Cone.

The following chart illustrates our organizational structure, including our principal subsidiaries, as of the date of this prospectus.

The map below illustrates the location of our productive basins, refineries, storage facilities and crude oil and multi-product pipeline networks.

History of YPF

Beginning in the 1920s and until 1990, both the upstream and downstream segments of the Argentine oil and gas industry were effectively monopolies of the Argentine government. During this period, we and our predecessors were owned by the state, which controlled the exploration and production of oil and natural gas, as well as the refining of crude oil and marketing of refined petroleum products. In August 1989, Argentina enacted laws aimed at the deregulation of the economy and the privatization of Argentina’s state-owned companies, including us. Following the enactment of these laws, a series of presidential decrees were promulgated, which required, among other things, us to sell majority interests in our production rights to certain major producing areas and to undertake an internal management and operational restructuring program.

In November 1992, Law No. 24,145 (referred to as the Privatization Law), which established the procedures by which we were to be privatized, was enacted. In accordance with the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares that had previously been owned by the Argentine government. As a result of that offering and other transactions, the Argentine government’s ownership percentage in our capital stock was reduced from 100% to approximately 20% by the end of 1993.

In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares (the “Offer”). Pursuant to the Offer, in June 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. Repsol YPF acquired additional stakes in us from minority shareholders and other transactions in 1999 and 2000. As of December 31, 2007, Repsol YPF controlled 99.04% of our share capital.

Between 2004 and 2005 we made non-strategic asset divestitures totaling U.S.$239.5 million.

On February 21, 2008, Petersen Energía purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million. In addition, Repsol YPF also granted certain affiliates of Petersen Energía options to purchase up to an additional 10.1% of our outstanding capital stock within four years. Repsol will retain a majority of our capital stock and, subject to the shareholders’ agreement entered into between Repsol YPF and Petersen Energía, will be able to determine substantially all issues decided by our shareholders. See “Selling Shareholders.”

Business Segments

We organize our business along the following segments:

•	Exploration and Production;

•	Refining and Marketing; and

•	Chemical.

The Exploration and Production segment’s sales to third parties in Argentina and abroad include sales of natural gas and services fees (primarily for the transportation, storage and treatment of hydrocarbons and products). In addition, crude oil produced by us in Argentina, or received from third parties in Argentina pursuant to service contracts, is transferred from Exploration and Production to Refining and Marketing at transfer prices established by us, which generally seek to approximate Argentine market prices.

The Refining and Marketing segment purchases crude oil from the Exploration and Production segment and from third parties. Refining and Marketing activities include crude oil refining and transportation, as well as the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and the export markets.

The Chemical segment sells petrochemical products both in the domestic and export markets.

Additionally, we record certain assets, liabilities and costs under the Corporate and other segment, including corporate administration costs and assets, certain building construction activities and environmental remediation activities related to YPF Holdings’ discontinued operations.

The following table sets forth net sales and operating income for each of our lines of business for the nine-month periods ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004:

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(in millions of pesos)
Net Sales(1)
Exploration and Production(2)(3)
To unrelated parties	2,310	2,311	3,076	2,910	2,164
To related parties	495	584	774	626	752
Intersegment sales and fees(4)	9,770	10,812	14,033	11,659	11,225
Total Exploration and Production	12,575	13,707	17,883	15,195	14,141
Refining and Marketing(5)
To unrelated parties	14,599	13,248	17,651	15,791	13,144
To related parties	1,511	1,240	1,624	1,425	1,773
Intersegment sales and fees	1,405	1,177	1,526	962	891
Total Refining and Marketing	17,515	15,665	20,801	18,178	15,808
Chemical
To unrelated parties	1,855	1,704	2,401	2,062	1,958
Intersegment sales and fees	599	494	647	207	188
Total Chemical	2,454	2,198	3,048	2,269	2,146
Corporate and other
To unrelated parties	99	85	109	87	140
Intersegment sales and fees	262	201	282	243	126
Total Corporate and others	361	286	391	330	266
Less intersegment sales and fees	(12,036)	(12,684)	(16,488)	(13,071)	(12,430)
Total net sales(6)	20,869	19,172	25,635	22,901	19,931
Operating Income (Loss)
Exploration and Production	3,550	5,449	6,564	7,140	7,140
Refining and Marketing	1,008	53	258	1,900	1,324
Chemical	379	340	572	542	564
Corporate and other	(480)	(391)	(540)	(451)	(430)
Consolidation adjustments	37	29	29	30	(127)
Total operating income	4,494	5,480	6,883	9,161	8,471
_________
(1)
Net sales are net to us after payment of a fuel transfer tax, turnover tax and customs duties on exports. Royalties with respect to our production are accounted for as a cost of production and are not deducted in determining net sales. See Note 2 (g) to the Audited Consolidated Financial Statements.

(2)	Includes exploration and production operations in Argentina and the United States.

(3)
From January 1, 2005, the operations of the Natural Gas and Electricity segment have been included in the Exploration and Production business segment. The results for 2004 have been restated to reflect this.

(4)	Intersegment sales of crude oil to Refining and Marketing are recorded at transfer prices established by us, which generally seek to approximate Argentine market prices.

(5)	Includes LPG activities.

(6)
Total net sales include export sales of Ps.6,176 million and Ps.6,716 million for the nine-month periods ended September 30, 2007 and 2006, respectively. Total net sales include export sales of Ps.8,649 million, Ps.8,644 million and Ps.7,875 million for the years ended December 31, 2006, 2005 and 2004, respectively. The export sales were mainly to the United States (Ps.1,603 million in 2006, Ps.2,821 million in 2005 and Ps.2,194 million in 2004), Brazil (Ps.1,125 million in 2006, Ps.659 million in 2005 and Ps.897 million in 2004) and Chile (Ps.1,153 million in 2006, Ps.1,315 million in 2005 and Ps.1,928 million in 2004).

Exploration and Production

Principal properties

Argentine properties

Our production is concentrated in Argentina and our domestic operations are subject to numerous risks. See “Risk Factors.”

Argentina is the fourth largest hydrocarbon producing nation in Latin America and the fourth largest in reserves after Mexico, Venezuela and Brazil. Oil has historically accounted for the majority of the country’s hydrocarbon production and consumption, although the relative share of natural gas has increased rapidly in recent years. There are 24 known sedimentary basins in the country. Eleven of these are located entirely onshore, six are combined onshore/offshore and seven are entirely offshore. Total onshore acreage is composed of 358 million acres, and total offshore acreage includes 98 million acres on the South Atlantic shelf within the 200-meter depth line. A substantial portion of the 456 million acres in sedimentary basins has yet to be evaluated by exploratory drilling. Commercial production is concentrated in five basins: Neuquina, Cuyana and Golfo de San Jorge in central Argentina, Austral in southern Argentina (which includes onshore and offshore fields), and the Noroeste basin in northern Argentina. The Neuquina and Golfo de San Jorge basins are the most significant basins for our activities in Argentina. As of September 30, 2007, we had an interest in 18.8 million net acres onshore and offshore (within the 200-meter depth line), of which 6.4 million net acres were under production concessions and 12.4 million net acres were under exploration permits.

The following table shows our gross and net interests in productive oil and gas wells and exploration permits and production concessions in Argentina by basin, as of September 30, 2007.

	Wells				Acreage
	Oil		Gas		Production Concessions(1)		Exploration Permits(1)
	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)	Gross(2)	Net(2)
					(thousands of acres)
Onshore
Neuquina	3,227	2,769	569	412	4,008	3,114	1,766	1,451
Golfo de San Jorge	6,824	6,008	56	55	2,472	2,347	4,927	2,464
Cuyana	796	717	—	—	427	375	2,157	1,861
Noroeste	32	9	48	16	1,329	372	—	—
Austral	123	38	97	29	602	181	—	—
Offshore	5	2	15	8	115	63	18,920	6,625
_________
(1)
Production concessions are granted after commercially exploitable quantities of oil or gas are discovered, are based upon the estimated field size as determined by geological and geophysical techniques and are subject to adjustment based upon new information concerning the reservoir. Accordingly, not all acreage covered by production concessions is, in fact, producing. Acreage held under exploration permits is unproved and non-producing.

(2)	“Gross” wells and acreage include all wells and acreage in which we have an interest. “Net” wells and acreage equals gross wells and acreage after deducting third party interests.

The table below provides certain information with respect to our principal oil and gas fields in Argentina at September 30, 2007, all of which are mature:

		Production for the Nine-Month Period Ended September 30, 2007		Reserves as of September 30, 2007
Areas(1)	Interest	Oil (mbbl)	Gas (mmcf)	Oil (mbbl)	Gas (mmcf)	Combined (mboe)	Basin/Location
Barrancas	100%	1,693	56	16,901	594	17,007	Cuyana
Cerro Fortunoso	100%	1,401	—	9,757	—	9,757	Neuquina
La Ventana	(2)	1,507	203	14,468	1,963	14,817	Cuyana
Vizcacheras(3)	100%	2,704	258	25,009	2,437	25,443	Cuyana
El Portón-Chihuido La Salina	100%	9,323	47,219	61,754	363,086	126,418	Neuquina
Chihuido Sierra Negra	100%	8,180	1,409	48,420	8,042	49,852	Neuquina
Paso Bardas Norte	100%	176	9,665	429	48,788	9,118	Neuquina
Señal Picada(3)	100%	1,609	112	17,145	1,156	17,351	Neuquina
Aguada Toledo – Sierra Barrosa(3)	100%	622	41,097	7,765	208,858	44,961	Neuquina
Loma La Lata	100%	13,053	208,760	96,424	1,902,422	435,234	Neuquina
El Trébol	100%	1,651	234	11,766	1,158	11,973	Golfo de San Jorge
Manantiales Behr	100%	4,456	3,131	24,857	10,711	26,765	Golfo de San Jorge
Seco León	100%	2,721	3,033	20,734	16,847	23,734	Golfo de San Jorge
Barranca Baya	100%	3,111	650	21,797	3,970	22,504	Golfo de San Jorge
Lomas del Cuy	100%	2,491	1,604	14,371	7,555	15,716	Golfo de San Jorge
Los Perales	100%	6,070	16,800	36,917	51,424	46,076	Golfo de San Jorge
_________
(1)	Production concessions.

(2)	69.6% for crude oil and 60% for natural gas liquids and natural gas.

(3)
The results of the audits of the reserves of the Vizcacheras, Señal Picada and Aguada Toledo – Sierra Barrosa fields by certain independent reserves auditors, which were completed and reported to us in December 2007, are not reflected in the table above. The revisions to be applied to these properties’ reserves as of September 30, 2007 are as follows:

Areas	Oil (mbbl)	Gas (mmcf)	Combined (mboe)
Vizcacheras	+1,630	-227	+1,589
Señal Picada	+1,725	+18	+1,728
Aguada Toledo – Sierra Barrosa	+0,117	-19,856	-3,420

Approximately 84% of our proved crude oil reserves in Argentina are concentrated in the Neuquina (50%) and Golfo de San Jorge (34%) basins, and 96% of our proved gas reserves in Argentina are concentrated in the Neuquina (79%), Noroeste (13%) and Austral (4%) basins.

As of September 30, 2007, we held interests in 110 production concessions and exploration permits in Argentina. We directly operate 74 of them, including 61 production concessions and 13 exploration permits.

As of September 30, 2007, we had 91 production concessions. We have a 100% ownership interest in 54 production concessions, and our participating interests in the remaining 37 production concessions vary between 12% and 70%.

As of September 30, 2007, we held 19 exploration permits in Argentina, 12 of which are onshore exploration permits and seven of which are offshore exploration permits. We have 100% ownership of six onshore permits and one offshore permit, and our participating interests in the rest vary between 27% and 90%. Our interests in the riskier offshore permits vary between 30% and 50%.

Joint ventures and contractual arrangements in Argentina

We participate in 18 exploration and production joint ventures in Argentina. Our interests in these joint ventures range from 12% to 70%, and our obligations to share exploration and development costs vary under these agreements. In addition, under the terms of some of these joint ventures, we have agreed to indemnify our joint venture partners in the event that our rights with respect to such areas are restricted or affected in such a way that the purpose of the joint venture cannot be achieved. For a list of the exploration and production joint ventures in which we participate, see Note 6 to the Audited Consolidated Financial Statements. We are also a party to a number of other contractual arrangements that arose through the renegotiation of service contracts and risk contracts and their conversion into production concessions and exploration permits, respectively.

International properties – United States

Our foreign operations, through YPF Holdings, are subject to certain environmental claims. See “—Environmental Matters—YPF Holdings—operations in the United States.”

As of September 30, 2007, we had mineral rights in 56 blocks in the United States, comprised of 51 exploratory blocks, with a net surface area of 886 square kilometers and five development blocks, with a net surface area of 17 square kilometers.

Our U.S. subsidiaries’ net petroleum production in the United States for the nine-month period ended September 30, 2007 was 77 mboe, while in 2006 the net production for the year was 105 mboe.

Our U.S. subsidiaries net proved reserves in the United States as of September 30, 2007 were 7,531 mboe.

Our U.S. subsidiaries have entered into various operating agreements and capital commitments associated with the exploration and development of their oil and gas properties. Such contractual, financial and/or performance commitments are not material, except those commitments related to the development of the Neptune Field.

The Neptune Field is located in deep water in the Central Gulf of Mexico, approximately 120 miles from the Louisiana coast. The field is comprised of Atwater Blocks 573, 574, 575 and 618. The Sigsbee Escarpment is the dominant sub-sea feature of the field, with water depths ranging from 4,200 ft. to 6,500 ft. The host facility is located above the escarpment in 4,250 ft. of water, in Green Canyon Block 613. BHP Billiton is the operator of the Neptune Field. The joint venture participants are BHP Billiton (35%), Marathon Oil Corp. (30%), Woodside Petroleum Ltd (20%), and our indirect subsidiary Maxus (US) Exploration (15%). The field is expected to begin to produce during the first half of 2008.

The Neptune reserves will be produced using a standalone tension leg platform (TLP). The facility will have the design capacity to produce up to 60,000 bpd and 50 mmcf/day. Sub-sea development wells will be tied back to the TLP. The oil and gas will be exported via new lateral pipelines into the existing Caesar and Cleopatra trunk lines. The new lateral pipelines will be installed, owned and operated by Enbridge Offshore LLC.

Exploration and Development Activities

The following table shows the number of wells drilled by us in Argentina, or in which we participated, and the results obtained, for the periods indicated.

	For the Nine-Month Period Ended September 30,	For the Year Ended December 31,
	2007	2006	2005	2004
Gross wells drilled(1)
Exploratory
Oil	4	1	6	5
Gas	—	1	1	4
Dry	13	17	7	19
Total	17	19	14	28

	For the Nine-Month Period Ended September 30,	For the Year Ended December 31,
	2007	2006	2005	2004
Development
Oil	534	703	632	649
Gas	72	42	34	41
Dry	14	12	18	30
Total	620	757	684	720
Net wells drilled(1)
Exploratory
Oil	3	1	5	3
Gas	–	1	–	4
Dry	8	13	5	17
Total	11	15	10	24
Development
Oil	420	580	485	537
Gas	47	15	17	32
Dry	8	10	16	28
Total	475	605	518	597
_________
(1)	“Gross” wells means all wells in which we have an interest. “Net” wells means gross wells after deducting interests of others.

Our principal exploration activities in 2007 focused mainly on underexplored areas within currently producing onshore regions. In 2007, we also completed all of our planned seismic acquisition and site surveys in shallow and deep water basins in Argentine offshore areas in which we plan to commence our drilling operations in 2008.

Three-dimensional seismic testing is being extensively used in several basins to increase exploratory success, improve the quality of exploratory prospects, optimize positioning of the wells and decrease development risk. In 2006, 2,960 km2 of three-dimensional seismic testing were recorded and evaluated, including 2,523 km2 of onshore seismic testing (1,593 km2 exploratory and 930 km2 for development) and 437 km2 of offshore seismic testing in the Colorado Marina basin (as part of an 1,974 square kilometers survey completed in February 2007).

In the nine-month period ended September 30, 2007, 17 exploratory wells were drilled, 13 in the Neuquina basin and four in the Golfo de San Jorge basin. Four of these wells were successful: The Borde Sur del Payún (oil), Los Cavados Este (oil) and Cerro Fortunoso (oil) (located in the Neuquina basin) and Estancia Baltaza (oil) (located in the Golfo de San Jorge basin).

With respect to production initiatives, we continued to improve our facilities and focus our efforts to improve operating efficiencies at our key oil and gas properties. For example, our U.S.$30 million Low Pressure Compression Project at the Loma La Lata natural gas field became fully operational in August 2007. In addition, a new natural gas processing and compression plant with a total capacity of 21 mmcf/d was completed at the Loma La Lata field during the first half of 2007, at a total cost of U.S.$13 million. This plant is fed by ten high CO2-content wells and will help to keep the Huincul methanol plant in service for at least three years.

Our key ongoing production asset capital improvement projects include the Ramos Low Pressure Project in the northwest of Argentina, which is expected to increase compression capacity at that site from 23,680 HP to 38,500 HP (this project is expected to be completed during the first quarter of 2008 at a total cost of approximately U.S.$22 million) and a water injection project at Rincón de los Sauces in the Neuquina basin, in the Chihuido de la Sierra Negra field, to mitigate the natural production decline attributable to the maturity of that field (this project is expected to be completed in 2009 at a total cost of approximately U.S.$133 million). In the nine-month period ended September 30, 2007, we also repaired 19 wells, drilled six new wells to replace collapsed wells and commenced the revamping of the water treatment plant in Chihuido de la Sierra Negra (we invested U.S.$13 million in these projects in 2007 and expect the total cost of these investments to reach U.S.$20 million). We also continued our work on the Water Alternating GAS (WAG) project in Chihuido de la Sierra Negra in 2007, where a pilot project is expected to be completed in the first half of 2008. Furthermore, 36 new wells were drilled in Desfiladero Bayo Este and three wells were drilled in Cañadón Amarillo in the nine-month period ended September 30, 2007.

Our production declines in recent periods are attributable mainly to the continuing maturity of our fields, although work stoppages and pipeline issues have on occasion contributed to production and capital project delays. For example, in 2006, a series of labor and community conflicts in the UNAS and UNAO areas resulted in productions stoppages equal to approximately 2.9 million of barrels of oil equivalent. In December 2006, problems affecting the main pipeline of Magallanes UTE (in which we have an interest) forced us to halt production in the Tierra del Fuego province and has yet to resume. Our joint venture partner began to replace 18.6 km of that pipeline (17 km offshore and 1.6 km onshore), which connects the A3 platform and the storage battery in early 2007, among other required pipeline replacements, though the necessary works were long-delayed by unfavorable weather conditions and are expected to be completed in the first half of 2008. The total contribution by us for this improvement project is currently estimated to be U.S.$20.9 million.

We are engaged in efforts, through the PLADA program, to mitigate the decline in our reserves and production by adding reserves through technological enhancements aimed at improving our recovery factors, including through better reserve delineation, secondary and tertiary recovery, and infill drilling. PLADA was implemented, beginning in 2007, under the Front End Loading (“FEL”) methodology, and visualization stage studies have so far been conducted on 41 areas of reserves.

Reserves

In each concession, we or the consortium of which we are a part are entitled to the reserves that can be produced over the license period, which may be the life of the field.

The following table sets forth our estimated proved reserves and proved developed reserves of crude oil and natural gas at December 31, 2004, 2005, 2006 and September 30, 2007, which are subject to the explanations and qualifications that follow.

	Oil(1)	Gas	Combined(2)
	(millions of barrels)	(Bcf)	(boe in millions)

Proved Developed and Undeveloped Reserves

Reserves as of December 31, 2004(3)	1,064	5,676	2,076
Revisions of previous estimates(4)	(175)	(355)	(239)
Extensions, discoveries and improved recovery	22	30	27
Production for the year	(134)	(668)	(253)
Reserves as of December 31, 2005	777	4,683	1,611
Revisions of previous estimates(4)	9	(63)	(2)
Extensions, discoveries and improved recovery	20	46	29
Production for the year	(126)	(651)	(242)
Reserves as of December 31, 2006	680	4,015	1,396
Revisions of previous estimates(4)	38	189	72
Extensions, discoveries and improved recovery	17	9	19
Production for the period	(89)	(485)	(176)

	Oil(1)	Gas	Combined(2)
	(millions of barrels)	(Bcf)	(boe in millions)

Reserves as of September 30, 2007(5)	646	3,728	1,311

Proved Developed Reserves
As of December 31, 2004(3)	863	4,045	1,582
As of December 31, 2005	604	3,201	1,174
As of December 31, 2006	521	2,571	979
As of September 30, 2007	483	2,430	916
_________
(1)	Includes crude oil, condensate and natural gas liquids.

(2)	Volumes of gas in the table above and elsewhere in this prospectus have been converted to boe at 5.615 mcf per barrel.

(3)	As restated.

(4)	Revisions in estimates of reserves are performed at least once a year. Revision of oil and gas proved reserves are considered prospectively in the calculation of depreciation.

(5)
In December 2007, as a result of the completion of our external reserves audit of our principal fields as of September 30, 2007, we added 3.5 million barrels of oil and subtracted 21.1 billion bcf of natural gas. These adjustments are not reflected in the table above, and would have reduced our combined reserves by approximately 0.1 million boe at September 30, 2007.

Net crude oil and gas proved reserves as of September 30, 2007 were 1,311 million boe (49% oil, and 51% gas), a 6% decrease compared to net crude oil and gas proved reserves of 1,396 million boe reported as of December 31, 2006.

Changes in our estimated net proved reserves

—                 Restatement of Previously Reported Reserves as of December 31, 2004

On January 26, 2006, we announced that we would reduce our prior proved reserve estimates by 509 million boe (55% gas), including 493 million boe corresponding to our proved developed and undeveloped reserves and 16 million boe corresponding to proved developed and undeveloped reserves of affiliated companies. The Audit and Control Committee of our parent company, Repsol YPF, undertook an independent review of the facts and circumstances of the reduction in proved reserves. The Audit and Control Committee presented the final conclusions to the Board of Directors of Repsol YPF at its meeting of June 15, 2006. According to the independent review, the process for determining reserves with respect to our fields in Argentina was flawed from 2003 to 2004, and our personnel at times failed to apply properly SEC criteria for reporting proved reserves.

The independent review reported that this was principally due to:

•	lack of proper understanding of and training on the requirements of the SEC for booking proved reserves;

•	undue optimism regarding the technical performance of the fields and focus on replacement ratio;

•	absence of a meaningful deliberative process for determining proved reserves and resolving disputes; and

•
unwillingness to accept personal responsibility for reporting internally adverse facts regarding reserves and a corresponding tendency to view such issues as falling within another person’s or department’s jurisdiction. Over time, problems emerged and grew in the absence of delineation of responsibilities for booking proved reserves and in the absence of clear directives pre-2005.

This notwithstanding, no evidence was found that any personnel involved in the reporting of proved reserves were motivated by personal gain.

The tables below reflect the reconciliation of proved reserves as restated with proved reserves as originally reported for the year 2004:

	Oil
	Proved developed and undeveloped reserves	Proved developed reserves
	(Millions of barrels)
As originally reported as of December 31	1,114	908
Effect of the adjustment
As of beginning of year	(67)	(63)
Movement during the year	17	18
Total	(50)	(45)
As restated as of December 31	1,064	863

	Gas
	Proved developed and undeveloped reserves	Proved developed reserves
	(Billions of cubic feet)
As originally reported as of December 31	6,820	5,041
Effect of the adjustment
As of beginning of year	(1,531)	(1,383)
Movement during the year	387	387
Total	(1,144)	(996)
As restated as of December 31	5,676	4,045

As of December 31, 2004, the aggregate effect on proved reserves volumes of the reserves restatement was 254 million boe, comprising 50 million barrels of oil and 1,144 billion cubic feet of gas. This amounted to 11% of the total proved reserves originally stated at that date (2,330 million boe). Of the total aggregate effect 87% had been in the proved developed reserves category and 13% had been categorized as proved undeveloped reserves. The reserves restatement gave rise to an estimated reduction of Ps.1,132 million in the standardized measure of discounted future net cash flow for us. This effect represented approximately 3% of the total standardized measure that was originally stated at that date.

—  Changes in our estimated net proved reserves during 2005

1.    Revisions of previous estimates

As of December 31, 2004, our restated proved reserves were 2,076 million boe (5,676 billion cubic feet of gas and 1,064 million barrels of oil). The downward revision as of December 31, 2005 of the previous estimates by 239 million boe (175 million barrels of oil and 355 billion cubic feet of gas) represented 12% of our restated proved reserves as of December 31, 2004.

These negative revisions were principally due to the following factors:

•
Reserves declared as proved in previous years based on the 10-year extension of our concessions, established by the Hydrocarbons Law, were reclassified as non-proved since there was no reasonable certainty as of December 31, 2005 that concessions could indeed be renewed. This entails a negative adjustment of net proved reserves of 67 million boe (63 million barrel of oil and 23 billion cubic feet of gas) of which 47% correspond to the Chihuido de la Sierra Negra area and 42% correspond to the reserve areas of the Cuyana basin.

•
Several technical revisions, such as revisions of Gas Initially in Place (“GIIP”) in gas fields because of adjustments of the pressure evolution, greater decline of the primary oil production and acceleration of the water cut in oil fields, which caused a negative adjustment of 172 million boe (112 million barrels of oil and 333 billion cubic feet of natural gas).

The principal adjustments carried out in 2005 due to the revision of previous estimates were made to:

The Chihuido de la Sierra Negra (CHSN)-Troncoso Inferior/Agrio+Avilé reservoir for which the new evaluation implies a negative revision of 40.2 million boe (37.8 million barrels of crude oil and 13.2 billion cubic feet of gas) for technical reasons relating to the production performance of the reservoir that has been adversely affected by multiple factors, including the effect of interrupted production in late 2004 and problems with the injection wells and the handling of the produced fluids, which has caused a downward deviation in short and medium-term production estimates, to which 31.6 million boe need to be added (30.4 million barrels of oil and 6.5 billion cubic feet of gas) corresponding to the 10-year contractual extension declared as proved in previous years. The total revision, taking into account both reasons, amounts to 49% of the reservoir proved reserves as of December 31, 2004. The proved reserves for this area were audited by DeGolyer and MacNaughton (“D&M”) as of December 31, 2005.

The Ramos/Chango Norte-Porcelana gas-condensate field, where the updated analysis of the pressure evolution by the material balance method resulted in a negative revision of the net proved reserves of 24.9 million boe (118 billion cubic feet of gas and 3.9 million barrels of condensate and natural gas liquids), which represent 39% of the field proved reserves as of December 31, 2004. The proved reserves for this field were audited by Gaffney, Cline & Associates (“GCA”) as of December 31, 2004.

The Portón/Chihuido of the Salina/Chihuido of the Salina Sur reserve area, where the net proved reserves were reduced by 21.7 million boe (78.9 billion cubic feet of gas and 7.7 million barrels of condensate and natural gas liquids) mainly due to the volumetric adjustments of the GIIP of the gas-caps and its corresponding liquid hydrocarbons. The mentioned revision includes the adjustment of 2.3 million boe (12.5 billion cubic feet of gas) corresponding to the gas volumes to be produced in the El Portón area during the 10-year contractual extension declared as proved in previous years. The proved reserves of this field were audited by D&M as of December 31, 2005.

The Aguada Toledo-Sierra Barrosa reservoir, for which the review of the production-reinjection history, together with the evolution of the pressures of the gas-cap and its analysis by the material balance method resulted in a negative revision of 21 million boe (119 billion cubic feet of gas), of which 28% have been reclassified as non-proved reserves. The proved reserves for this field were audited by D&M as of December 31, 2005.

The Lomas del Cuy/Los Perales reserve areas comprise oil reservoirs located in the western flank of the Golfo de San Jorge basin, where there was a global negative revision of 17.3 million barrels of crude oil, or 17% of the crude oil proved reserves as of December 31, 2004, due to the external reserve certification conducted by GCA as of December 31, 2005. The fundamental reason for the negative revision was the increased exponential decline used by GCA to estimate the proved reserves, for primary oil recovery, of wells drilled before 2001 in Los Perales and Lomas del Cuy.

2.    Improved recovery

Additions of net proved reserves for improvements in the recovery were due to our Argentinean oil fields that have added 7.1 million boe (7.0 million barrels of oil and 0.5 billion cubic feet of gas) through water injection projects.

3.    Extensions and discoveries

The addition of net proved reserves through extensions and discoveries was 20.0 million boe (14.7 million barrels of oil and 30 billion cubic feet of gas).

—  Changes in our estimated net proved reserves during 2006

1.    Revisions of previous estimates

During 2006, the proved reserves were revised downwards by 2.5 million boe (a decrease of 63.0 billion cubic feet of gas and an increase of 8.7 million barrels of oil).

Revision of previous estimates of proved reserves in the West Business Unit in the Neuquina and Cuyana basin (“UNAO”) assets not operated by us resulted in the removal of 53.5 billion cubic feet of proved reserves of gas and 1.5 million barrels of proved reserves of oil. Revisions were immaterial for the assets not operated by us in the minor South Business Unit in the Golfo de San Jorge basin (“UNAS”) areas. Revision on the minor UNAO areas resulted in the removal of 5.4 billion cubic feet of proved gas reserves and the inclusion of 2.7 million barrels of proved reserves of oil. The reserves of all the productive areas were externally audited by GCA and D&M over a period of two years (2005-2006).

Main changes to proved reserves have been due to:

•	In the Noroeste basin, 9.2 billion cubic feet of gas were removed fundamentally due to the low production behavior of the Campo Durán (Tupambi) deposit in the Aguaragüe area.

•
In the Cuyana basin, except for the inclusion of 0.7 million barrels of oil due to the upgrading of recovery systems at the Estructura Cruz de Piedra deposit, all the other areas showed low production behavior and gave rise to an overall removal of 4.6 million barrels of oil.

•
In the Neuquina basin, the primary upward revisions were made in the Aguada Toledo-Sierra Barrosa area, where 52.9 billion cubic feet of gas reserves were added due to the implementation of low compression, the repair of a well and the adjustment update of the material balance.

•
In the Paso Bardas Norte area, 3.7 billion cubic feet of gas reserves were added due to the adjustment of the Materials Balance in the Huitrín La Tosca deposit and in the Piedras Negras area, and 3.1 billion cubic feet of gas were reclassified as proved following the signing of a gas contract for electric power generation.

•
The primary downward revisions in this basin occurred in the Puesto Cortadera, Rincón del Mangrullo and Loma La Lata-Lotena deposits. Overall, 56.1 billion cubic feet of proved gas reserves were removed due to the adverse effect of some wells and the corresponding adjustment of estimates. In the Filo Morado area within the Faja Plegada, a downward revision of 23 billion cubic feet of gas and 1.6 million barrels of oil was made due to production behavior.

•
In Southern Argentina, the positive results of development drilling (primarily in the areas of Manantiales Behr, Zona Cental-Bella Vista Este, Escalante, El Trébol, Las Heras and Lomas del Cuy) in locations adjacent to the production areas, classified as not proved due to their geological uncertainty and to the fields’ improved production response, resulted in the inclusion of 5.5 million barrels of oil and 4.2 billion cubic feet of gas into proved reserves.

2.    Improved recovery

Additions of net proved reserves for improvements in the recovery were largely due to: the successful completion of technical/economic feasibility studies for the expansion of existing projects at UNAS, which will be implemented within the next three years; the improvement of response from ongoing projects in UNAS; and the response from physical activity performed at UNAO that have added 8.7 million barrels of oil.

3.    Extensions and discoveries

In the Neuquina basin, in the Malargüe area, 1.9 million barrels were added as proved oil reserves due to the outlining activity performed at the Loma de La Mina and Loma Alta areas.

In the Rincón de los Sauces area, the outlining projects of Desfiladero Bayo Este and the Pata Mora fields, and the discoveries in the area of the CNQ7A exploration permit, resulted in the addition of 1.9 million barrels of proved oil reserves.

Proved gas reserves have been added in the Loma La Lata area as the result of offset wells in the areas Aguada Toledo-Sierra Barrosa, Lindero Atravesado, Rincón del Mangrullo and Aguada Pichana for a total of 33.8 billion cubic feet of gas.

In the Golfo de San Jorge basin, offset wells in the vicinity of proved areas (principally at Manantiales Behr, Barranca Baya, Seco León, Lomas del Cuy and Cañadon Yatel) added 6.0 million barrels of proved oil reserves.

An anticlinical structure of Tertiary sandstone which contains dry gas was discovered at the Cerro Piedra field. The production started at the end of 2006 with one well, and the field will be fully developed after working-over three other wells. Estimated proved reserves were 8.1 billion of cubic feet of gas (1.4 million boe).

—  Changes in our estimated net proved reserves during 2007 (January to September)

1.    Revisions of previous estimates

During 2007, the proved reserves were revised upwards by 72 million boe (an increase of 189 billion cubic feet of gas and 38 million barrels of oil).

Main changes to proved reserves have been due to:

•
In the Noroeste basin, in the Acambuco area, 74.7 billion cubic feet of natural gas and 1.5 million barrels of oil, condensate and natural gas liquids were added to proved reserves by the production performance of well Mac-1001-bis in Macueta reservoir, which in turn provided a basis for considering the two neighboring wells, Mac.x-1002 and Mac.e-1003, as proved undeveloped reserves. According to the results of a material-balance study, the reserves of San Pedrito reservoir were revised downwards as a result of a more extensive material-balance study performed by Repsol YPF and 28.4 billion cubic feet of gas and 0.1 million barrels of condensate were removed from proved reserves.

•
In the Aguaragüe area, 23.7 billion cubic feet of gas were added to proved reserves in Santa Rosa–Icla reservoir. The increase was mainly in proved undeveloped reserves and is related to volumetric studies conducted in areas where new drilling activity is to be performed in 2009 and 2010.

•
In the Loma La Lata-Sierras Blancas reservoir, the revision of the development plan for the southeastern and northeastern parts of the field, in conjunction with a general improvement in production performance, resulted in the addition of 168.8 billion cubic feet of gas and 9.1 million barrels of associated liquids to proved reserves.

•
In the San Roque area, in accordance with a new evaluation of the fields, 54.0 billion cubic feet of gas and 3.0 million barrels of associated liquids in Aguada San Roque reservoir, as well as 50.0 billion cubic feet of gas and 3.2 million barrels of associated liquids in Loma las Yeguas reservoir, were added to proved reserves. The addition was mostly to proved undeveloped reserves and in both cases was related to the planned installation of compression facilities scheduled for mid 2008.

•
In the CNQ7A area, proved reserves were increased by 6.7 million barrels of oil because of the general revaluation of reserves performed in conformity with the development plans for the four reservoirs. These plans, which include the drilling and workover of more than 350 wells, are being implemented by the operator.

•
In Golfo de San Jorge basin fields, the positive results of development drilling (primarily in the areas of Manantiales Behr, Cañadón Vasco and Cañadón Perdido) in locations adjacent to the production areas, previously classified as non-proved due to their geological uncertainty, and to the fields’ improved production response, resulted in the inclusion of 2.3 million barrels of oil in proved reserves.

•
The production performance in some of the south areas has been adversely affected by the closing of injection wells due to corrosion problems which has caused a downward deviation in current production estimates. Secondary production decreased for that reason in some areas, but primary production increased in others, mainly in Barranca Baya, Escalante and Tierra del Fuego areas, with these effects practically offsetting one another. The temporary closing of injector wells resulted in the recategorization of certain proved developed production oil reserves into proved developed non-productive and proved undeveloped oil reserves. The downward revisions resulted in a reduction of 1.2 million barrels of oil in proved reserves.

•
Those reserves that were booked since 2003, without a development program for the next two years, were taken out, resulting in the removal of 4.0 million barrels from proved oil reserves, mainly in Los Perales, Barranca Baya and Manantiales Behr fields.

•
The anti-clinical structure of Tertiary sandstone discovered in 2006 in the Cerro Piedra field in the Southern region has been in production throughout 2007. The new pressure analysis shows that dry gas reserves increased by 4.2 billion cubic feet.

•	The delay in various development plans resulted in the removal of 1.6 million barrels of proved oil reserves because production would be beyond the concession expiration date.

•
The offshore Magallanes area continues to be out of production because of pipeline problems. Repair work has taken longer than planned and production is expected to resume in the first half of 2008. As a provision for the long production delay, 30.7 million boe of net proved reserves has been removed.

•	In Austral basin, in CAM 2 A Sur area, the well Poseidón-112 was flooded and thus closed down, resulting in a net proved reserve decrease of 0.6 million boe.

2.    Improved recovery

In the Cuyana basin, in the Barrancas area 0.3 million barrels of oil were added to proved reserves as a result of the successful drilling of wells B-499 and B-501 as part of the secondary recovery project for the Cabras/Brecha Verde reservoir.

In the Neuquina basin, in the Desfiladero Bayo area, 2.2 million barrels of oil were added to proved reserves due to the drilling of 14 new wells as part of the Centro Infill Project in the Agrio + Troncoso and Rayoso reservoirs.

In the Chihuido de la Sierra Negra area, 1.3 million barrels of oil were added to proved reserves due to the commencement of drilling during 2007 and the establishment of drilling plans for 2008 for the Lomita-Rayoso reservoir.

In the CNQ7A area, definition for a secondary recovery project in the Jaguel Casa de Piedra reservoir as part of the overall development plan established for the field resulted in the addition of 1.0 million barrels of oil to proved reserves based on the successful results of a pilot injection project started in November 2005.

In the Señal Picada area, 0.7 million barrels of oil were added to proved reserves because of the expansion of the secondary recovery project to the eastern part of the SP-Quintuco reservoir.

In the Golfo de San Jorge oil fields, 1.8 million barrels of oil were added to net proved reserves as a result of improvements in recovery through water injection projects.

3.    Extensions and discoveries

In the Cuyana basin, in the area La Ventana Central, 0.2 million barrels of oil were added to proved reserves as a result of the extension of well RV-35 in the Rio Viejas reservoir.

In the Neuquina basin, the most important upward revision was in the Aguada Toledo-Sierra Barrosa area, where 3.4 billion cubic feet of gas were added to proved reserves in the Cupén Mahuida Precuyano reservoir as a result of the appraisal of well CuM.a-13.

In the Loma Alta Sur area, 1.4 million barrels of oil and 1.1 billion cubic feet of gas were added to proved reserves as a result of the appraisal of wells LA.a-16 and LA.a-17.

In the Desfiladero Bayo area, 0.3 million barrels of oil were added to proved reserves in the reservoir Agrio + Troncoso as a result of the appraisal of well DB.a-185 and 0.5 million barrels of oil in the Desfiladero Bayo Este reservoir as a result of the appraisal of well DBE.a-90.

In the Cañadón Amarillo area, 0.5 million barrels of oil were added to proved reserves in the reservoir Barda Negra + Tordillo as a result of the appraisal of well Cam.x-1002.

In the Señal Picada area, 0.3 million barrels of oil were added to proved reserves in the reservoir SP-Quintuco as a result of the appraisal of well SP.a-299 together with the definition of a development plan for the eastern part of the field.

In the Golfo de San Jorge basin, offset wells in the vicinity of proved areas (principally at Manantiales Behr, Barranca Baya and Cañadon Yatel) added 4.2 million of barrels of proved oil reserves.

In the Manantiales Behr area, 1.6 million barrels of oil were added to proved reserves in the Grimbeek field as a result of several appraisals of wells in the Grimbeek north zone.

A new small anticlinal structure of Tertiary sandstone which contains dry gas was discovered at the Cerro Piedra field in the south last year. Estimated proved reserves were 0.6 billion cubic feet of gas and the field was connected to existing facilities and is currently in production.

Internal controls on reserves and reserves audits

All of our oil and gas reserves held in consolidated companies have been estimated by our petroleum engineers.

All the assumptions made, and the basis for the technical calculations used, in the estimates regarding our oil and gas proved reserves are based on the guides and definitions established by the SEC’s Rule 4-10(a) of Regulation S-X. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Oil and gas reserves” for a detailed discussion of the methods and techniques used to estimate our reserves.

In order to meet the high standard of “reasonable certainty,” reserves evaluations are stated taking into consideration additional guidance as to reservoir economic productivity requirements, acceptable proved area extensions, recovery factors and improved recovery methods, marketability under existing economic and operating conditions and project maturity.

Where applicable, the volumetric method is used to determine the original quantities of petroleum in place. Estimates are made by using various types of logs, core analysis and other available data. Formation tops, gross thickness, and representative values for net pay thickness, porosity and interstitial fluid saturations are used to prepare structural maps to delineate each reservoir and isopachous maps to determine reservoir volume. Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate the original hydrocarbon in place.

Estimates of ultimate recovery are obtained by applying recovery efficiency factors to the original quantities of petroleum in place. These factors are based on the type of energy inherent in the reservoir, analysis of the fluid and rock properties, the structural position of the properties and their production history. In some instances, comparisons are made with similar production reservoirs in the areas where more complete data is available.

Where adequate data is available and where circumstances are justified, material-balance and other engineering methods are used to estimate recovery factors. In these instances, reservoir performance parameters such as cumulative production, production rate, reservoir pressure, gas oil ratio behavior and water production are considered in estimating recovery efficiency used in determining gross ultimate recovery.

In certain cases where the above methods could not be used, reserves are estimated by analogy to similar reservoirs where more complete data are available.

Proved reserves are limited to:

a.
the portion of the reservoir delineated by drilling and defined by gas-oil and/or oil-water contacts, if any, and in the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir; and

b.	the economic limit, the expiration data of a production license or, in the case of gas reserves, the expiration of applicable gas sales contracts.

All proved reserves estimates are also evaluated and tested based on all technical constraints and restrictions, including, but not limited to:

•
For depletion-type reservoir or other reservoirs where performance has disclosed a reliable decline in production-rate trends or other diagnostic characteristics, reserves are estimated by the application of appropriate decline curves or other performance relationships. In analyzing decline curves, reserves are estimated to the calculated economic limits based on current economic conditions.

•
Reserves on undrilled acreage are limited to those drilling units offsetting productive units that were reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it could be demonstrated with certainty that there was continuity of production from the existing productive formation.

•
The reserves estimated are typically expressed as gross and net reserves. Gross reserves are defined as the total estimated petroleum to be produced from the properties at the year end. Net reserves are defined as that portion of the gross reserves attributable to our interest after deducting interests owned by third parties.

•
Historical cost of operations and development of the properties evaluated, as well as product prices, including agreements affecting revenues and future operations, form an integral part of the estimates and form the basis for the economic evaluation for the engineer to assist in its estimates.

To control the quality of reserves booking, we and Repsol YPF have established a process that is integrated into the internal control system of Repsol YPF. Repsol YPF’s process to manage reserves booking is centrally controlled and has the following components:

a) The Quality Reserve Coordinator (QRC), which is a professional assigned at each Exploration and Production Business Unit of Repsol YPF to ensure that there are effective controls in the proved reserves estimation and approval process of the estimates of the Group (Repsol YPF and its consolidated subsidiaries, which include us) and the timely reporting of the related financial impact of proved reserves changes. These QRCs are responsible for reviewing proved reserves estimates and ensuring integrity and accuracy of reporting.

b) A formal review through technical review committees to ensure that both technical and commercial criteria are met prior to the commitment of capital to projects.

c) The Internal Audit, which examines the effectiveness of the Group’s financial controls, designed to assure the reliability of reporting and safeguarding of all the assets and examining the Group’s compliance with the law, regulations and internal standards.

d) A quarterly internal review from the Reserves Control Direction of Repsol YPF which is separate and independent from the operating business units, over the movement of proved reserves submitted by the Business Unit and associated with properties where technical, operational or commercial issues have arisen.

e) Booking proved reserves in any given property at any given time requires central authorization. Furthermore, the volumes booked are externally audited on a periodic basis. The initial selection of the properties for external audit is performed by the Reserves Control Direction with the approval of Repsol YPF’s Audit and Control Committee. The properties for external audit in any given year are selected on the following basis:

i.	all properties on a three year cycle, with properties audited in the first year of the cycle corresponding to those audited in the first year of the previous cycle;

ii.	recently acquired properties not audited in the previous cycle and properties with respect to which there is new information which could materially affect prior reserves estimates; and

iii.	approximately one-third of the volume of the net proved reserves at the end of the year of the audit.

The properties to be externally audited in any given year may be modified for various reasons, such as the presence of new technical or production information or legal, tax or regulatory changes.

For those areas audited by independent firms, Repsol YPF’s proved reserves figures have to be within 7% or 10 million boe of the independent auditor figures for Repsol YPF to declare that the volumes have been ratified by an external auditor. In the event that the difference, above or below, is greater than the tolerance, Repsol YPF will re-estimate its proved reserves to achieve this tolerance level or should disclose the figures of the external auditor.

For external audit purposes, the reserves areas in Argentina are grouped into three segments: “main areas” to refer to those areas with greater volumes of reserves for each economic unit, so as to achieve a total amount audited equivalent to one-third of the total reserves of Repsol YPF, in accordance with the objective of auditing 100% of Repsol YPF group reserves in a three-year cycle. The amount of one-third of Repsol YPF’s total reserves equals approximately 80% of our total reserves in Argentina. We refer to the rest of the areas operated by us in Argentina as “minor areas” and “non-operated areas,” which represent the remaining approximately 20%.

The reserves in all our production areas in Argentina were externally audited by independent engineers GCA over a three-year cycle (2002-2004).

On January 1, 2005, a second external auditing cycle began. D&M audited the “main areas,” operated by us in the Cuyana and Neuquina basins, and GCA audited the “main areas” operated by us in the Golfo de San Jorge basin and the reserves in the Loma La Lata-Sierras Blancas gas condensate reservoir. External audits covered 69.5% of YPF’s proved reserves in Argentina at December 31, 2005. In 2006, GCA audited all the “non-operated areas” and the “minor areas,” operated by us in the Golfo de San Jorge basin. D&M audited the minor areas operated by us in the Cuyana and Neuquina basins. All these external audits in 2006 were performed as of September 30, 2006.

Our total estimated proved reserves as of September 30, 2006 were 1,469 million boe. At September 30, 2006, external reservoir engineers audited fields which, in our estimates as of such date, contained proved reserves of 459 million boe in the aggregate. Of the total audited by the external reservoir engineers, approximately 28% corresponded to the figures of the external auditor in order to comply with the tolerance criteria mentioned above.

In 2007, a third external auditing cycle began. D&M audited the “main areas” operated by us in the Noroeste, Cuyana and Neuquina basins, and GCA audited the “main areas” operated by us in the Golfo de San Jorge basin. All these external audits in 2007 were performed as of September 30, 2007, and cumulatively covered  68.4% of our proved reserves in Argentina as of that date.

Our total estimated proved reserves as of September 30, 2007 were 1,311 million boe. As of September 30, 2007, external reservoir engineers audited fields which, in our estimates as of such date, contained proved reserves of 896.7 million boe in the aggregate.

We are required, in accordance with Resolution S.E. No. 324/06 of the Secretariat of Energy, to file annually and by March 31 of every year, details of our estimates of reserves of oil and gas and resources with the Argentine Secretariat of Energy, as defined in that resolution and certified by an independent reserves auditor. The aforementioned certification only has the meaning established by Resolution S.E. No. 324/06, and is not to be interpreted as a certification of oil and gas reserves under the SEC rules. We last filed such a report for the year ended December 31, 2006 and the estimates of our proved oil and gas reserves filed with the Argentine Secretariat of Energy are materially higher than the estimates of our proved oil and gas reserves contained in this prospectus mainly because: i) information filed with the Secretariat of Energy includes all properties of which we are operators, irrespective of the level of our ownership interests in such properties; ii) information filed with the Secretariat of Energy includes other categories of reserves and resources different to proved reserves that are not included in this prospectus, which contains estimates of proved reserves consistent with the SEC’s guidance; and iii) the definition of proved reserves under Resolution S.E. No. 324/06 is different from the definition of “proved oil and gas reserves”

established in Rule 4-10(a)(2) of Regulation S-X. Accordingly, all proved oil and gas reserve estimates included in this prospectus reflect only proved oil and gas reserves consistent with the rules and disclosure requirements of the SEC.

Production

The following table shows our historical average net daily oil (including crude oil, condensate and natural gas liquids) and gas production in Argentina by basin and average sales prices for the years indicated, as well as total average daily oil and gas production.

	For the Nine-Month Period Ended September 30,	For the Year Ended December 31,
	2007	2006	2005	2004
	(thousands of barrels per day)
Oil production(1)(2)
Neuquina	191	201	213	239
Golfo de San Jorge	102	105	108	112
Cuyana	27	28	31	32
Noroeste	5	7	9	9
Austral	2	5	5	7
Total oil production	327	346	366	399

	(millions of cubic feet per day)
Gas production(1)
Neuquina	1,418	1,392	1,439	1,539
Golfo de San Jorge	129	112	112	107
Cuyana	2	3	11	3
Noroeste	167	172	163	172
Austral	62	100	102	105
Total gas production	1,778	1,779	1,827	1,926

Average sales price
Oil (U.S.$ per barrel)(3)	42.16	42.81	35.53	31.39
Gas (U.S.$ per mcf)	1.54	1.63	1.34	1.07
__________
(1)
Oil and gas production amounts are stated before making any deductions with respect to royalties. Royalties are accounted for as a cost of production and are not deducted in determining net sales (see Note 2 (g) to the Audited Consolidated Financial Statements).

(2)	Includes crude oil, condensate and natural gas liquids.

(3)	The average sales price per barrel of oil represents the transfer price established by us, which approximates the Argentine market price.

In 2006, crude oil and natural gas production, on a boe basis, decreased by 4.2% compared to 2005. As compared to 2005, crude oil (including condensate and natural gas liquids production) decreased by 5.5% in 2006. With respect to natural gas, the production decreased by 2.6% in 2006 compared to 2005.

The crude oil produced by us in Argentina varies by geographic area. Almost all the crude oil produced by us in Argentina has very low or no sulfur content. We sell substantially all the crude oil we produce in Argentina to our Refining and Marketing business line. Most of the natural gas produced by us is of pipeline quality. All of our gas fields produce commercial quantities of condensate, and substantially all of our oil fields produce associated gas.

Our lifting cost per boe amounted to Ps.13.7, Ps.8.4 and Ps.7.2 in 2006, 2005 and 2004, respectively. We calculate our lifting costs based on the figures presented in the results of operations of oil and gas producing activities under “Supplemental information on oil and gas producing activities (unaudited)” in the Audited Consolidated Financial Statements. We calculate lifting cost as the quotient of production costs (excluding royalties, local taxes, and other costs) divided by annual production (in terms of boe). In 2006, production costs amounted to Ps.6,175; royalties, local taxes, and other costs amounted to Ps.2,856; and our annual production was 242 mmboe.

Natural gas transportation and storage capacity

Decree No. 180/2004 created two trust funds to help finance an expansion of the North Pipeline operated by TGN (Transportadora Gas del Norte), whose capacity increased by 1.8 million cubic meters per day (63.6 mmcf/d) in 2005, and an expansion of the San Martín Pipeline operated by TGS (Transportadora Gas del Sur), whose capacity increased by 2.9 million cubic meters per day (102.4 mmcf/d) in 2005. Both expansions are currently operating. We contributed approximately U.S.$100 million in loans to the expansion of TGN’s North Pipeline. We believe this expansion will enable us to obtain an increased volume of Bolivian gas imports. Our loans have since been fully repaid.

Natural gas is delivered by us through our own gathering systems to the trunk lines from each of the major basins. The firm capacity of the natural gas transportation pipelines in Argentina is mainly used by the distribution companies under long-term firm transportation contracts. All of the available capacity of the transportation pipelines is taken by firm customers mainly during the winter, leaving capacity available for interruptible customers in varying degrees throughout the rest of the year.

We have continued to analyze the possible utilization of natural underground structures located near consuming markets as underground natural gas storage facilities, with the objective of storing natural gas during periods of low demand and selling the natural gas stored during periods of high demand. The most advanced gas storage project undertaken by us in Argentina is “Diadema,” which is located in the Patagonia region, near Comodoro Rivadavia City. The injection of natural gas into the reservoir started in January 2001, and we have now completed our fourth season of gas withdrawal. We have recently abandoned a gas injection/withdrawal pilot project in Lunlunta Carrizal, located 60 kilometers southeast of Mendoza, because of an inadequate gas cap. Accordingly, the assets corresponding to this project have been reduced to their recovery value.

Natural gas supply contracts and exports

As a consequence of the energy crisis in Argentina, since 2002 the Argentine government has established resolutions and regulations which regulate both the export and internal market. These regulations have affected Argentine producers’ ability to export natural gas. We have appealed the validity of the aforementioned regulations and resolutions and have invoked the occurrence of a force majeure event under certain export natural gas purchase and sales agreements, although certain counterparties to such agreements have rejected our position. See “Regulatory Framework and Relationship with the Argentine Government—Market Regulation”  and “—Legal Proceedings.”

We have entered into a number of natural gas purchase and sale agreements pursuant to which we are frequently required to “deliver or pay” or under which our customers are required to “take or pay.”  Such contracts have been entered into only with domestic industrial users and power plants and in the export markets, while the domestic residential market is served through the injection of natural gas into the Argentine pipeline system, often pursuant to regulatory requirements (and not on a contractual basis with customers).

We have recently had trouble meeting certain of our principal contractual supply obligations as a result of export restrictions imposed by the government. See “—Legal Proceedings—Argentina.”  The principal contracts among these are described briefly below.

We are currently committed to supply a daily quantity of 49 mmcf/d to the Methenex plant in Cabo Negro, Punta Arenas, in Chile (under a 20-year agreement entered into in 1996 (as well as certain subsequent agreements)). In 2010, we are scheduled to begin to supply an additional 21 mmcf/d of natural gas to the plant.

We have a 12-year contract (entered into in 1999 and subsequently modified) to supply 26 mmcf/d of natural gas to the Termoandes power plant located in Salta, Argentina. The natural gas comes from the Noroeste basin. This power plant provides power to a high voltage line running from Salta to Región II in Chile.

We currently have several supply contracts with Chilean electricity producers (through the Gas Andes pipeline linking Mendoza, Argentina, to Santiago, Chile, which has a transportation capacity of 353 mmcf/d), including a 15-year contract (signed in 1998) to provide 63 mmcf/d to the San Isidro Electricity Company (Endesa) in Quillota, Chile (all of this plant’s natural gas needs), a 15-year contract (signed in 1999) to supply 20% of the natural gas requirements of the electricity company, Colbun (approximately 11 mmcf/d), and a 15-year contract (signed in 2003) to supply 35 mmcf/d to Gas Valpo. We also have an 18-year contract (entered into in 1999) to deliver 99 mmcf/d of natural gas to a Chilean distribution company that distributes natural gas to residential and industrial clients through a natural gas pipeline (with a capacity of 318 mmcf/d) connecting Loma La Lata (Neuquén, Argentina) with Chile. Finally, in Chile we also have natural gas supply contracts with certain thermal power plants in northern Chile utilizing two natural gas pipelines (with a carrying capacity of 300 mmcf/d each) connecting Salta, Argentina, to Northern Chile (Región II).

In Brazil, we have a 20-year supply contract (entered into in 2000) to provide 99 mmcf/d of natural gas to AES’s thermal power plant through pipeline linking Aldea Brasilera, Argentina, to Uruguayana, Brazil (with a capacity of 560 mmcf/d). We also have a contract to supply Petrobras with natural gas for its planned natural gas pipeline from Uruguayana to Porto Alegre, although the project has been delayed as a result of the excess of energy currently offered in the Southern and South-eastern parts of Brazil.

The Argentine natural gas market

We estimate (based on preliminary reports of amounts delivered by transport companies) that natural gas consumption in Argentina totaled approximately 1,010 Bcf in 2007. We estimate that the number of users connected to distribution systems throughout Argentina amounted to approximately 6.9 million as of September 30, 2007. The domestic natural gas market has grown significantly over recent years, driven by the forces of economic growth and domestic price and export constraints, although we do not believe that the natural gas market will continue to grow at the same rate as it has recently unless significant new discoveries are made or more gas is imported.

For the nine months ended September 30, 2007, we sold approximately 40% of our natural gas to local residential distribution companies, approximately 51% to industrial users (including Mega and Profertil) and power plants, and approximately 9% in exports to foreign markets (principally Chile). Approximately 70% of our natural gas sales were produced in the Neuquina basin.

Demand for natural gas is currently driven by domestic constraints on natural gas prices that commenced in 2002 following the currency devaluation, which created very low prices for natural gas as compared to alternative fuels. Consequently, demand for natural gas has soared.

In January 2004, Decree No. 181/04 authorized the Secretariat of Energy to negotiate with producers a pricing mechanism for natural gas supplied to industries and electric generation companies. Domestic market prices at the retail market level were excluded from these negotiations. Subsequently, the Argentine government has taken a number of additional steps aimed at satisfying domestic natural gas demand, including pricing regulations, export controls and higher export taxes and domestic market injection requirements. See “Regulatory Framework and Relationship with Argentine Government.”

During the last several years the Argentine authorities have adopted a number of measures restricting exports of natural gas from Argentina, including issuing injection orders pursuant to Resolutions No. 659 and No. 752 (which require exporters to increase supply of natural gas into the Argentine domestic market), issuing express instructions to suspend exports, suspending processing of natural gas and adopting restrictions on natural gas exports imposed through transportation companies and/or emergency committees created to address crisis situations.

These restrictions were imposed on all Argentine exporting producers, affecting natural gas exports from every producing basin. Exporting producers, such as us, have no choice but to comply with the government’s directions to curtail exports in order to supply gas to the domestic market, whether such directions are issued pursuant to resolutions or otherwise. The above-mentioned Resolutions provide penalties for non-compliance. Rule SSC No. 27/2004 issued by the Undersecretary of Fuels (“Rule 27”), for example, punishes the violation of any order issued thereunder by suspending or revoking the production concession. Resolutions No. 659 and No. 752 also provide that producers not complying with injection orders will have their concessions and export permits suspended or revoked and state that pipeline operators are prohibited from shipping any natural gas injected by a non-complying exporting producer.

The government began suspending natural gas export permits pursuant to Rule 27 in April 2004, and in June 2004 the government began issuing injection orders to us under Resolution No. 659. Thereafter, the volumes of natural gas required to be provided to the domestic market under the different mechanisms described above have continued to increase substantially. The regulations pursuant to which the government has restricted natural gas export volumes in most cases do not have an express expiration date. Likewise, we have not received any documentation indicating that the government will suspend or withdraw these actions. Accordingly, we are unable to predict how long these measures will be in place, or whether such measures or any further measures adopted will affect additional volumes of natural gas.

Because of the Argentine government’s restrictions, we could not meet our export commitments and were forced to declare force majeure under our natural gas export sales agreements. As a result of actions taken by the Argentine authorities, through actions described in greater detail under “Regulatory Framework and Relationship with Argentine Government,” we have been forced to reduce the export volumes authorized to be provided under the relevant agreements and permits as shown in the chart below:

Year	Maximum Contracted Volumes (MCV)(1)	Restricted Volumes(2)	Percentage of Restricted Volumes vs MCV
	(in million cubic meters)	(in million cubic meters)
2005	5,995.2	875	14.5%
2006	6,015.1	1,240	20.6%
2007 (as of September 30)	4,472.1	2,374	53.1%
__________
(1)	Reflects the maximum quantities committed under our natural gas export contracts. Includes all of our natural gas export contracts pursuant to which natural gas is exported to Chile and Brazil.

(2)	Reflects the volume of contracted quantities of natural gas for export that were not delivered.

In June 2007, we were compelled pursuant to Resolution No. 599/07 of the Secretariat of Energy to enter into an agreement with the government regarding the supply of natural gas to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”). The purpose of the Agreement 2007-2011 is to guarantee the supply of the domestic market demand at the levels registered in 2006, plus the growth in demand by residential and small commercial customers (the “agreed demand levels”). Producers that have signed the Agreement 2007-2011, such as us, would commit to supply a part of the agreed demand levels according to certain shares determined for each producer based upon such producers’ shares of total Argentine production for the 36 months prior to April 2004. For this period, our share of production was approximately 36.5%, or 36.8 mmcm/d (or 1,300 mmcf/d), which in 2007 represented approximately 72% of our daily production, and was sold at an average price of U.S.$1.52 per mmBtu (or approximately U.S.$55 per cubic meter). The Agreement 2007-2011 also provides guidelines for the terms of supply agreements for each market segment, and certain pricing limitations for each market segment.

Argentine natural gas supplies

Most of our proved natural gas reserves in Argentina are situated in the Neuquina basin (approximately 75% as of September 30, 2007), which is strategically located in relation to the principal market of Buenos Aires and is supported by sufficient pipeline capacity during most of the year. Accordingly, we believe that natural gas from this region has a competitive advantage compared to natural gas from other regions. The capacity of the natural gas pipelines in Argentina has proven in the past to be inadequate at times to meet peak-day winter demand, and there is no meaningful storage capacity in Argentina. Since 1993, local pipeline companies have added capacity allowing for approximately an additional 63 million cubic meters per day of natural gas to be provided, improving their ability to satisfy peak-day winter demand but no assurances can be given that this additional capacity will be sufficient to meet demand.

On June 29, 2006, the Bolivian and Argentine governments executed the Framework Agreement, pursuant to which they agreed that the natural gas imports from Bolivia to Argentina should be managed by ENARSA. The Framework Agreement establishes a 20-year delivery plan of between 7.7 and 27.7 mmcm/d of Bolivian gas to Argentina. The delivery of volumes exceeding 7.7 mmcm/d is subject to the construction of the North East Pipeline, with an expected capacity of 20 mmcm/d. The agreed upon price was approximately U.S.$6/mmBtu in December 2007, and is periodically adjusted according to a formula based upon a basket of fuels. The increased cost of the natural gas purchased pursuant to the Framework Agreement is currently absorbed by ENARSA and financed by the Argentine government with the collection of export duties on natural gas. In the context of the Framework Agreement, on April 25, 2007, we accepted the offer made by ENARSA for the sale of natural gas obtained by ENARSA from the Republic of Bolivia through December 31, 2009. The principal terms and conditions of our agreement with ENARSA are as follows: (i) maximum contracted quantity of up to 4.4 mmcm/d; (ii) guaranteed quantity equal to 60% of the maximum contracted quantity; (iii) take-or-pay quantity equal to 80% of the guaranteed quantity; (iv) price of U.S.$1.6/mmBtu for the natural gas plus U.S.$0.237/mmBtu for the liquid components contained therein; (v) price reopening at any time in relation to changes in Argentine government’s compensation to ENARSA; and (vi) limited allowed curtailments or interruptions of supply due to operative conditions and scheduled maintenance. This agreement is effective through December 31, 2009. See “Risk Factors—Risks Relating to the Argentine Oil and Gas Business and Our Business—The cessation of natural gas deliveries from Bolivia may have a material adverse effect on our long-term natural gas supply commitments.”

During the nine-month period ended September 30, 2007, our domestic natural gas sales volumes were basically unchanged from the volumes sold in the same period in 2006. The customer mix in the two periods was also similar, although we have had to increase our provisions to the domestic residential market segment in 2007.

Other investments and activities

Natural gas liquids

We participated in the development of Compañía Mega S.A. (“Mega”), a jointly controlled entity, to increase its ability to separate liquid petroleum products from natural gas. Mega allowed us, through the fractionation of gas liquids, to increase production at the Loma La Lata gas field by approximately 5.0 million cubic meters per day in 2001.

We own 38% of Mega, while Petrobras and Dow Chemical have stakes of 34% and 28%, respectively.

Mega operates:

•	A separation plant, which is located in Loma La Lata, in the province of Neuquén.

•	A natural gas liquids fractionation plant, which produces ethane, propane, butane and natural gasoline. This plant is located in the city of Bahía Blanca in the province of Buenos Aires.

•	A pipeline that links both plants and that transports natural gas liquids.

•	Transportation, storage and port facilities in the proximity of the fractionation plant.

Mega required a total investment of approximately U.S.$715 million and commenced operations at the beginning of 2001. Mega’s maximum annual production capacity is 1.35 million tons of natural gasoline, LPG and ethane. We are Mega’s main supplier of natural gas. The production of the fractionation plant is used mainly in the petrochemical operations of Petroquimica Bahia Blanca (“PBB”) and is also exported by tanker to Petrobras’ facilities in Brazil.

Electricity market

We participate in three power stations with an aggregate installed capacity of 1,622 megawatts (“MW”):

•	a 45% interest in Central Térmica Tucumán (410 MW combined cycle);

•	a 45% interest in Central Térmica San Miguel de Tucumán (370 MW combined cycle); and

•	a 40% interest in Central Dock Sud (775 MW combined cycle and 67 MW gas turbines).

Additionally, we operate assets that are part of Filo Morado, which has an installed capacity of 63 MW.

From January to September 30, 2007, these plants collectively generated approximately 7,668 GWh in the aggregate.

We also own and operate power plants supplied with natural gas produced by us, which produce power only for use by us in other business units:

•	Los Perales power plant (74 MW), which is located in the Los Perales natural gas field;

•	Chihuido de la Sierra Negra power plant (40 MW); and

•	the power plant located at the Plaza Huincul refinery (40 MW).

Natural gas distribution

We currently hold (through our subsidiary YPF Inversora Energética S.A.) a 45.33% stake in GASA, which in turn holds a 70% stake in Metrogas S.A. (“Metrogas”), which is a natural gas distributor in southern Buenos Aires and one of the main distributors in Argentina. From January to September 30, 2007, Metrogas distributed approximately 21.1 million cubic meters per day of natural gas to 2 million customers in comparison with approximately 21.6 million cubic meters per day of natural gas distributed to 2 million customers in 2006. The economic crisis that affected the country at the end of 2001 and beginning of 2002 caused a severe deterioration of the financial and operational situation of GASA. Thus the decision was made on March 25, 2002 to suspend payment of principal and interest on its entire financial debt. From then on, Metrogas’ management has focused on an efficient and rational use of its cash flow in order to be able to comply with all of the legal requirements agreed with the Argentine government with respect to its services. After negotiating a restructuring of its outstanding debt with its creditors, GASA has reached and executed on December 7, 2005 an agreement (the Master Restructuring Agreement, or “MRA”) with its creditors, by which such creditors would exchange debt for equity in GASA and/or Metrogas. After this exchange is completed, YPF Inversora Energética S.A. will hold a 31.7% stake in GASA. The agreement has been presented to the Argentine anti-trust regulatory body (CNDC) and natural gas regulatory body (Ente Nacional Regulador del Gas, or ENARGAS) and is subject to their approval as condition precedent to the closing of the MRA. The MRA included a creditors’ option to terminate that agreement if, by December 7, 2006, the closing of the debt restructuring had not occurred. While ENARGAS approval has been obtained, the CNDC has not yet granted its approval, and the closing is still pending. As of the date of this prospectus, however, the creditors have not communicated their intention to terminate the MRA.

At the same time, Metrogas has reached an agreement with its main creditors in order to restructure its financial debt and align its future financial commitments to the expected generation of funds. The main objective of the restructuring process is to modify certain terms and conditions included in its outstanding loans and negotiable agreements by adjusting interest rates and the amortization period so as to align them with the expected cash flow required for repayment of the indebtedness. Accordingly, on April 20, 2006, Metrogas entered into an out-of-court preventive agreement with creditors representing approximately 95% of its unsecured indebtedness, which became effective in May 2006.

Refining and Marketing

As of 2007, our Refining and Marketing activities include crude oil refining and transportation, and the marketing and transportation of refined fuels, lubricants, LPG, compressed natural gas and other refined petroleum products in the domestic wholesale and retail markets and certain export markets.

The Refining and Marketing segment is organized into the following divisions:

•	Refining and Logistic Division;

- Refining Division

- Logistic Division

•	Domestic Marketing Division;

•	Trading Division; and

•	LPG General Division.

We market a wide range of refined petroleum products throughout Argentina through an extensive network of sales personnel, YPF-owned and independent distributors, and a broad retail distribution system. In addition, we export refined products, mainly from the port at La Plata. The refined petroleum products marketed by us include gasoline, diesel, jet fuel, kerosene, heavy fuel oil and other crude oil products, such as motor oils, industrial lubricants, LPG and asphalts.

Refining division

We wholly own and operate three refineries in Argentina:

•	La Plata Refinery, located in the province of Buenos Aires;

•	Luján de Cuyo Refinery, located in the province of Mendoza; and

•	Plaza Huincul Refinery, located in the province of Neuquén (together referred as the “Refineries”).

Our three wholly-owned refineries have an aggregate refining capacity of approximately 319,500 barrels of oil per day. The refineries are strategically located along our crude oil pipeline and product pipeline distribution systems. In the nine-month period ended September 30, 2007 and in 2006, approximately 81% and 90%, respectively, of the crude oil processed by our refineries was supplied by our upstream operations. Through our stake in Refinor, we also own a 50% interest in a 26,100 barrels per day refinery located in the province of Salta, known as Campo Durán.

The following table sets forth the throughputs and production yields for our refineries for the nine-month periods ended September 30, 2007 and 2006 and for each of the three years ended December 31, 2006, 2005 and 2004:

	For the Nine-Month Period Ended September 30,		For the Year Ended December 31,
	2007	2006	2006	2005	2004
	(mmboe)
Throughput crude/Feedstock	92.1	87.9	118.1	113.1	112.0
Production
Diesel fuel	35.5	35.1	47.7	43.9	44.2
Gasoline	24.7	24.0	31.1	32.3	32.5
Jet fuel	4.5	4.2	5.7	6.6	5.5
Base oils	2.3	2.1	2.8	2.7	3.0
	(thousands of tons)
Fuel oil	1,644	1,168	1,548	1,198	935
Coke	693	696	929	967	961
LPG	451	450	595	596	617
Asphalt	159	137	186	204	207

In the nine-month period ended September 30, 2007, overall volumes of crude oil processed increased by 4.8% compared with corresponding period in 2006, and sales volumes in export markets decreased 0.3% compared to the corresponding period in 2006. In the nine-month period ended September 30, 2007, refinery capacity utilization reached over 100%, compared with 98.1% for corresponding period in 2006.

In 2006, overall volumes of crude oil processed increased by 4.4% compared with 2005, and volumes sales in export markets were 25% lower than in 2005. Refinery capacity utilization in 2006 reached 98.4%, compared with 94.4% in 2005 and 93.1% in 2004.

The La Plata refinery is the largest refinery in Argentina, with a capacity of 189,000 barrels of crude oil per day. The refinery includes three distillation units, two vacuum distillation units, two catalytic cracking units, two coking units, a coker naphtha hydrotreater unit, a platforming unit, a gasoline hydrotreater, a diesel fuel hydrofinishing unit, an isomerization unit and a lubricants complex. The refinery is located at the port in the city of La Plata, in the province of Buenos Aires, approximately 60 kilometers from the City of Buenos Aires. In the nine-month period ended September 30, 2007 and in 2006, the refinery processed approximately 194,400 and 179,400 barrels of crude oil per day, respectively. In the nine-month period ended September 30, 2007, the capacity utilization rate at the La Plata refinery was 8.3% higher than in the corresponding period of 2006. The capacity utilization rate at the La Plata refinery for 2006 was 3.9% higher than in 2005. The crude oil processed at the La Plata refinery comes mainly from our own production in the Neuquina and Golfo de San Jorge basins. Crude oil supplies for the La Plata refinery are transported from the Neuquina basin by pipeline and from the Golfo de San Jorge basin by vessel, in each case to Puerto Rosales, and then by pipeline from Puerto Rosales to the refinery.

In September 2003, we commenced construction of a new Fluid Cracking Catalysts (“FCC”) naphtha splitter and a desulfuration unit in the La Plata refinery, and in 2004, we commenced the construction of a new naphtha splitter in the Luján de Cuyo refinery. Both projects were completed during 2006 and have allowed us to meet higher technical requirements imposed by legislation in Argentina that limit the level of sulfur in fuels (gasoline).

The Luján de Cuyo refinery has an installed capacity of 105,500 barrels per calendar day, the third largest capacity among Argentine refineries. The refinery includes two distillation units, a vacuum distillation unit, two coking units, one catalytic cracking unit, a platforming unit, a Methyl TerButil Eter (“MTBE”) unit, an isomerization unit, an alkylation unit and hydrocracking and hydrotreating units. In the nine-month period ended September 30, 2007 and in 2006, the refinery processed approximately 108,500 and 109,100 barrels of crude oil per day, respectively. The incremental amount of crude oil processed is a consequence of many factors, including improved operational techniques, elimination of “bottlenecks,” the use of crude oil of a different quality than that for which the facility was designed, and the fact that each unit has a margin of processing above its nominal capacity. In the nine-month period ended September 30, 2007, the capacity utilization rate was 0.5% lower than in the corresponding period in 2006. The capacity utilization rate for 2006 was 4.0% higher than in 2005. Because of its location in the western province of Mendoza and its proximity to significant distribution terminals owned by us, the Luján de Cuyo refinery has become the primary facility responsible for providing the central provinces of Argentina with petroleum products for domestic consumption. The Luján de Cuyo refinery receives crude supplies from the Neuquina and Cuyana basins by pipeline directly into the facility. Approximately 88% of the crude oil processed at the Luján de Cuyo refinery is produced by us. Most of the crude oil purchased from third parties comes from oil fields in Neuquén or in Mendoza.

The Plaza Huincul refinery, located near the town of Plaza Huincul in the province of Neuquén, has an installed capacity of 25,000 barrels per calendar day. In the nine-month period ended September 30, 2007 and in 2006, the refinery processed approximately 26,900 and 26,000 barrels of crude oil per calendar day, respectively. The incremental amount of crude oil processed is a consequence of many factors like good operation, elimination of bottle necks and the use of crude oil qualities different from those for which the facilities were designed. In the nine-month period ended September 30, 2007, the capacity utilization rate was 3.5% higher than in the corresponding period of 2006. The capacity utilization rate for 2006 was 8.7% higher than in 2005. The only products currently produced commercially at the refinery are gasoline, diesel fuel and jet fuel, which are sold primarily in nearby areas and in the southern regions of Argentina. Heavier products, to the extent production exceeds local demand, are blended with crude oil and transported by pipeline from the refinery to La Plata refinery for further processing. The Plaza Huincul refinery receives its crude supplies from the Neuquina basin by pipeline. Crude oil processed at the Plaza Huincul refinery is mostly produced by us. In the nine-month periods ended September 30, 2007 and 2006, 23% and 19% of the refinery’s crude supplies, respectively, were purchased from third parties.

During 1997 and 1998, each of our refineries and our Applied Technology Center were certified under ISO 9002 and ISO 14000 (environmental performance) and were recertified under ISO 9001 (version 2000) in 2003.

Capital expenditures in 2006 for efficiency and environmental projects and other improvements at the three refineries amounted to U.S.$141.1 million.

Logistic division

Crude oil and products transportation and storage

We have available for our use a network of five major pipelines, two of which are wholly owned by us. The crude oil transportation network includes nearly 2,700 kilometers of crude oil pipelines with approximately 640,000 barrels of aggregate daily transportation capacity of refined products. We have total crude oil tankage of approximately seven million barrels and maintain terminal facilities at five Argentine ports.

Information with respect to our interests in our network of crude oil pipelines is set forth in the table below:

From	To	YPF Interest	Length (km)		Daily Capacity (bpd)
Puesto Hernández	Luján de Cuyo Refinery	100%	528		75,000
Puerto Rosales	La Plata Refinery	100%	585		316,000
La Plata Refinery	Dock Sud	100%	52		106,000
Brandsen	Campana	30%	168		120,700
Puesto Hernández/ Plaza Huincul/Allen	Puerto Rosales	37%	888	(1)	232,000
Puesto Hernández	Concepción (Chile)	36%	428	(2)	114,000
_________
(1)	Includes two parallel pipelines of 513 kilometers each from Allen to Puerto Rosales, with a combined daily throughput of 232,000 barrels.

(2)	This pipeline ceased operating on December 29, 2005.

We own two crude oil pipelines in Argentina. One connects Puesto Hernández to the Luján de Cuyo refinery (528 kilometers), and the other connects Puerto Rosales to the La Plata refinery (585 kilometers ) and extends to Shell’s refinery in Dock Sud at the Buenos Aires port (52 kilometers). We also own a plant for the storage and distribution of crude oil in the northern province of Formosa with an operating capacity of 19,000 cubic meters, and two tanks in the city of Berisso, in the province of Buenos Aires, with 60,000 cubic meters of capacity. We own 37% of Oleoductos del Valle S.A., operator of an 888-kilometer pipeline network, its main pipeline being a double 513 kilometer pipeline that connects the Neuquina basin and Puerto Rosales.

As of December 31, 2007, we had a 36% interest in the 428-kilometer Transandean pipeline, which transported crude oil from Argentina to Concepción in Chile. This pipeline ceased operating on December 29, 2005, as a consequence of the interruption of oil exports resulting from decreased production in the north of the province of Neuquén. At present, the future of the pipeline is under evaluation and the assets related to this pipeline were reduced to their recovery value.

We also own 33.15% of Terminales Marítimas Patagónicas S.A., operator of two storage and port facilities: Caleta Córdova (province of Chubut), which has a capacity of 314,000 cubic meters, and Caleta Olivia (province of Santa Cruz), which has a capacity of 246,000 cubic meters. We also have a 30% interest in Oiltanking Ebytem S.A., operator of the maritime terminal of Puerto Rosales, which has a capacity of 480,000 cubic meters, and of the crude oil pipeline that connect Brandsen (60,000 cubic meters of storage capacity) to the ESSO refinery in Campana (168 km), in the province of Buenos Aires.

In Argentina, we also operate a network of multiple pipelines for the transportation of refined products with a total length of 1,801 kilometers. We also own 16 plants for the storage and distribution of refined products with an approximate aggregate capacity of 983,620 cubic meters. Three of these plants are annexed to the refineries of Luján de Cuyo, La Plata and Plaza Huincul. Ten of these plants have maritime or river connections. We operate 53 airplane refueling facilities (40 of them are wholly owned) with a capacity of 24,000 cubic meters, own 27 trucks,

112 suppliers and 16 dispensers. These facilities provide a flexible country-wide distribution system and allow us to facilitate exports to foreign markets, to the extent allowed pursuant to government regulations. Products are shipped mainly by truck, ship or river barge.

Domestic marketing division

Through our Marketing Division, we market gasoline, diesel fuel and other petroleum products to retail and wholesale customers. We also sell convenience food products through our service stations, although such sales do not account for a material amount of our revenues.

In 2006, retail, wholesale, lubricants and specialties and aviation sales reached Ps.11,913 million, representing 62% of the Refining and Marketing segment’s consolidated revenue, with Ps.5,656 million generated by retail customers.

As of September 30, 2007, the Marketing Division’s sales network in Argentina included 1,698 retail service stations (compared to 1,731 at December 31, 2006), of which 98 are directly owned by us, and the remaining 1,600 are affiliated service stations. Operadora de Estaciones de Servicio S.A. (“OPESSA”) (a wholly owned subsidiary of ours), operates 164 of our retail service stations, 77 of which are directly owned by us, 24 of which are leased to ACA (Automovil Club Argentino), and 63 of which are leased to independent owners. Additionally, we have a 50% interest in Refinor, which operates 76 retail service stations. We will continue our efforts to eliminate nonstrategic existing stations, and dealer-operated stations which do not comply with the level of operational efficiency that we require.

We estimate that, as of September 30, 2007 and as of December 31, 2006, our points of sale accounted for 30.9% and the 31.1% of the Argentine market, respectively. In Argentina, Shell, Petrobras and Esso are our main competitors and own approximately 15.6%, 12.8% and 10.5%, respectively, of the points of sale in Argentina, according to the latest information available to us.

During 2006, we slightly increased our market share in the diesel fuel and gasoline markets from 53.8% in 2005 to 54.8%, according to our analysis of data provided by the Secretariat of Energy.

The “Red XXI” marketing program, launched in October 1997, which has significantly improved operational efficiency and provides us with immediate performance data from each station, is aimed at connecting most of our service stations network. As of December 31, 2006, 1,461 stations were linked to the Red XXI system.

In 2007, we launched the Escuela Comercial YPF (YPF Business School), which focuses on performance, employability, operational excellence and customer satisfaction. The YPF Business School is aligned with our business strategy to promote a sense of belonging and common vision shared by all the members of our business chain. By September 2007, the YPF Business School had carried out 764 didactic activities, within its four branches of study, involving 1,764 of our employees or business partners (owned and branded service stations and distributors).

In order to improve the performance of the service stations, we have been increasing the standard of our services and management systems, including by certificating 211 gas stations with ISO 9001, 144 gas stations with ISO 9001 and ISO 14001, and 24 gas stations with ISO 9001, ISO 14001 and OHSAS 18001. The total number of certificated gas stations is 379. Additionally, 32 gas station stores are in the ISO 22000 (food safety management systems) certification process.

Our sales to the agricultural sector are principally conducted through a network of 124 distributors (eight of which are owned by us).

Sales to transportation, industrial, utility, and mining sectors are made primarily through our direct sales efforts. The main products sold in the domestic wholesale market include diesel fuel and fuel oil. During 2006, the direct sales unit has expanded its offering to the sale of products such as bags for storing grains, fertilizers and glyphosate.

In December 2002, the Wholesale Division obtained the ISO 9001 certification covering the design, operation, marketing, customer service and management processes. As of September 2007, there are 59 diesel fuel distributors under ISO certification. Among them, 36 had ISO 9001 certification, 20 had ISO 9001 and 14001 certification, and 3 had ISO 9001, 14001 and OHSAS 18001 certification.

Sales to the aviation sector are made directly by us. The products sold in this market are jet fuel and aviation gasoline.

Our lubricants and specialties unit markets a wide variety of products that includes lubricants, greases, asphalt, paraffin, base lubricant, decanted oil, carbon dioxide and coke. This unit is responsible for the production, distribution and commercialization of the products in the domestic and exports markets. These operations are ISO 9001: 2000 and Tierra 16949 certified. The lubricants production facilities are also ISO 14001 certified.

During 2006, our lubricants and specialties sales to domestic markets increased by 28% from Ps.947 million in 2005 to Ps.1,216 million in 2006. We export lubricants to 20 countries, including the United States. During 2006, a new independent distributor on our behalf began operations in Canada, and we also began to study the possibility of entering the lubricants and specialties market in Mexico. Sales to export markets increased by 10% from Ps.192 million in 2005 to Ps.212 million in 2006. During 2006, total lubricants sales increased by 32%, total asphalt sales increased by 16% and total derivatives sales increased by 23%.

In a market of increasing costs, the strategy of differentiation followed by our lubricants and specialties unit allowed it to maintain its position of leadership in the Argentine market despite experiencing a slightly decreased market share, from 37.5% in 2005 to 36.9% in 2006. Lead domestic automotive manufacturers Ford, VW, Scania, Seat, Porsche and General Motors, which represent more than 60% of the automotive industry in Argentina, exclusively use and recommend YPF-branded lubricant products.

With respect to the development of alternative fuels, we have recently created a new business unit for bio-fuels within our Lubricants and Specialties division. Currently, our main objectives in this area are to secure our bio-fuel needs for the domestic market and create associations for the production of bio-fuels in light of Argentina’s potential as a bio-fuels exporter to the European Union and other international markets. With respect to the domestic market, beginning in January 2010, every oil company in Argentina will be obligated under Argentine law (Law 26,093) to blend all fuels with 5% of bio-fuels. In addition, we have recently launched a national research and development program for alternative crops to be used in the production of bio-fuels, thereby also promoting development in regional economies in Argentina.

Trading division

Our Trading Division sells crude oil and refined products to international customers and oil to domestic oil companies. Sales to international companies for the nine-month period ended September 30, 2007 and in 2006 totaled Ps.3,362 million (U.S.$1,080 million) and Ps.4,945 million (U.S.$1,606 million), respectively, 91% and 80% of which, respectively, represented sales of refined products, 2% and 12% of which, respectively, represented crude oil deliveries and the remaining 7% and 8% of which, respectively, represented sales of marine fuels. On a volume basis, for the corresponding period, sales consisted of 2.19 million and 5.50 million barrels of crude oil, 17.2 million and 21.2 million barrels of refined products, and 1 million and 1.67 million barrels of marine fuels, respectively. Exports include crude oil, unleaded gasoline, diesel fuel, fuel oil, liquefied petroleum gases, light naphtha and virgin naphtha. This Division’s export sales are made principally to the United States, Mexico and Brazil. Domestic sales of crude oil reached Ps.340 million (U.S.$110 million) and Ps.677 million (U.S.$221 million), and 2.71 million and 5.6 million barrels in the nine-month period ended September 30, 2007 and in 2006, respectively. Domestic sales of marine fuels reached Ps.196 million (U.S.$64 million) and Ps.258 million (U.S.$84 million), and 1 and 1.5 million barrels in the nine-month period ended September 30, 2007 and in 2006, respectively.

LPG general division

Production

We are one of the largest LPG players in Argentina, with a production of 557,263 tons in the nine-month period ended September 30, 2007 (including 169,956 tons of LPG destined for petrochemical usage). This represents approximately 20% of total LPG Argentine production (including LPG destined for petrochemical usage).

We also have a 50% interest in Refinor, a jointly-controlled company, which produced 261,464 tons of LPG in the nine-month period ended September 30, 2007.

The LPG general division obtains LPG from natural gas processing plants, from its refineries and petrochemical plant, and also purchases LPG from third parties. The following table sets forth the sources of our LPG general division’s LPG purchases in the nine-month period ended September 30, 2007:

Purchase (tons)
Nine-Month Period Ended September 30, 2007
LPG from Natural Gas Processing Plants:(1)
General Cerri	10,260
Filo Mordao	9,926
El Portón	92,107
San Sebastián	12,193
Total Upstream	124,486
LPG from Refineries and Petrochemical Plants:
La Plata Refinery	179,269
Luján de Cuyo Refinery	68,681
Ensenada Petrochemical Plant	14,871
Total Refineries & Petrochemical Plants(2)	262,821

LPG purchased from jointly controlled companies:(3)	88,201
LPG purchased from unrelated parties	58,270
Total	533,778
_________
(1)
The San Sebastian plant is a joint-venture in which we own a 30% interest; Loma La Lata and El Portón are 100% owned by us; General Cerri belongs to a third party with which we have a processing agreement. Filo Morado comprises assets that are operated by us.

(2)	This production is net of 169,956 tons of LPG used as petrochemical feedstock (olefins derivatives, polybutenes and maleic).

(3)	Purchased from Refinor.

LPG marketing

We sell LPG to the foreign market, the domestic wholesale market and to distributors that supply the domestic retail market. The LPG general division does not directly supply the retail market and such market is supplied by Repsol YPF Gas, which is not a YPF company.

Our LPG sales for 2006 and for the nine-month period ended September 30, 2007 can be broken down by market as follows:

	Sales Capacity
	Nine-Month Period Ended September 30, 2007	2006
	(tons)
Domestic market
Retail to related parties under common control	195,565	237,362
Other bottlers/propane network distributors	84,137	105,000
Other wholesales	84,879	79,813
Foreign market/exports
Exports	163,727	359,501
Total sales	528,308	781,676

Total sales of LPG (excluding LPG used as petrochemical feedstock) to all markets (domestic and foreign markets combined) were Ps.622 million and Ps.820 million in the nine-month periods ended September 30, 2007 and in 2006, respectively.

Chemicals

In the nine-month period ending September 30, 2007 and in 2006, our revenues from chemical sales were Ps.2,454 million and Ps.3,048 million, respectively, and our operating income of the Chemicals segment was Ps.379 million and Ps.572 million, respectively.

Petrochemicals are produced at five different facilities at our petrochemical complexes in Ensenada and Plaza Huincul.

Our petrochemical production operations in Ensenada are closely integrated with our refining activities (La Plata Refinery). This close integration allows for a flexible supply of feedstock, the efficient use of byproducts (such as hydrogen) and others synergies.

The main petrochemical products and production capacity per year are as follows:

Capacity
Ensenada:	(tons per year)
Aromatics
BTX (Benzene, Toluene, Mixed Xylenes)	244,000
Paraxylene	38,000
Orthoxylene	25,000
Cyclohexane	95,000
Solvents	66,100
Olefins Derivatives
MTBE	60,000
Butene I	25,000
Oxoalcohols	35,000
TAME	105,000
LAB/LAS
LAB	52,000
LAS	25,000
Polybutenes
PIB	26,000
Maleic
Maleic Anhydride	17,500
Plaza Huincul:
Methanol	411,000

Natural gas, the raw material for methanol, is supplied by our upstream unit. Production from the methanol unit during the nine-month period ended September 30, 2007 and during 2006 was destined primarily for export (69.8% and 71.0%, respectively), for our internal consumption as feedstock for MTBE and TAME (17.9% and 17.7%, respectively) and to the local market (12.3 % and 11.3%, respectively).

The use of natural gas as a raw material allows us to monetize reserves, demonstrating the integration between the petrochemical and the upstream units.

We also use high carbon dioxide-content natural gas in our methanol production. We completed a project for the treatment and conditioning of natural gas in Sierra Barrosa for this purpose. This project was completed in record time (commenced in August 2006 and completed in June 2007), allowing us to keep our methanol plant working at 50% of its production capacity during the winter period. The project enables us to process high carbon dioxide-content natural gas that could have not been otherwise commercialized.

The raw materials for petrochemical production in Ensenada, including virgin naphtha, propane, butane and kerosene, are supplied mainly by the La Plata refinery.

In the nine-month period ended September 30, 2007 and in 2006, petrochemicals sales from Ensenada Industrial Complex’s methanol units and fertilizer retail units were Ps.2,074 million and Ps.2,518 million, respectively, with the domestic market accounting for 62% and 61% and exports for 38% and 39%, respectively. During 2006, the exports were destined to Mercosur countries, Latin America, Europe, the United States and the Middle East.

We also participate in the fertilizer business directly and through Profertil S.A., or “Profertil,” our 50%-owned subsidiary.

Profertil is jointly controlled by us and Agrium (a worldwide leader in fertilizers), that produces urea and ammonia and started operations in 2001. We are Profertil’s principal supplier of natural gas, supplying approximately 35.7% of Profertil’s feedstock.

In January 2005, we sold our interest in PBB, a chemical company, for U.S.$97.5 million, recording a gain of Ps.75 million.

In March 2005, we sold our interests in Petroken, a jointly controlled company, for U.S.$58 million, equal to its carrying amount. In July 2005, this operation was approved by the CNDC.

Our Ensenada petrochemical plant was certified under ISO 9001 in 1996 and recertified in October 2007. The La Plata petrochemical plant was certified under ISO 14001 in 2001 and recertified (version 2004) in October 2007. The plant was also certified under OHSAS 18001 in 2005 and recertified in October 2007.

Our Methanol plant was certified under ISO 9001 (version 2000) and under ISO 14001 (Version 2000) in October 2007.

Repsol YPF’s presence has strengthened our position in the global markets, improving our access to these markets due to a better negotiating position derived from Repsol YPF’s ability to offer a more complete portfolio of products and a sales force of its own, now located in regions previously served only by distributors.

Research and Development

We have a research and development facility in La Plata, Argentina, which works in cooperation with research and development activities of Repsol YPF. To carry out research and development programs of mutual interest, Repsol YPF maintains different cooperation agreements with universities, companies and other technological centers, both public and private. In 2006, Repsol YPF spent more than U.S.$10.6 million under these agreements (240 of which were in place).

Repsol YPF participates actively in the research and development programs sponsored by different government administrations, taking part during 2006 in 18 projects sponsored by the Spanish Administration and in six European Union projects.

The research and development projects and activities apply to the entire value chain of the business – including exploration of new deposits of crude or gas, extraction and conditioning for transportation, transformation and manufacture of products at industrial complexes, and distribution to the end customer. Repsol YPF’s two technology centers, one in Spain (Móstoles) and another in Argentina (La Plata), together employ a total of 450 people. In 2006, the Repsol YPF Technology Unit allocated U.S.$86 million to the activity, to which another U.S.$9 million were added in projects executed through the business units.

In the Hydrocarbon Exploration and Production area, the projects are focused towards three main objectives: (i) increasing the production of crude oil and gas towards improving the petroleum recovery factor (both for heavy and extra-heavy crudes, as well as for conventional ones); (ii) exploiting natural gas reserves through the liquefied natural gas chain and other alternatives; and (iii) reducing the environmental impact of operations and optimizing production and decreasing operating costs.

In Petroleum Product Refinery and Marketing, the Technology Unit provides specialized technological support to the refineries to produce gasoline and gas oil of the best quality, complying ahead of time with the requirements of international standards. In addition, new products are also being developed, such as bio-fuels or better performing lubricants and asphalts.

In Petrochemicals, Repsol YPF continued its significant effort with resources geared toward the consolidation of the proprietary technology developed in the last few years.

Repsol YPF develops its own technology when it has a competitive advantage and acquires available technology (optimizing and adapting them for the markets in which it competes) when it proves to be more advantageous to its business goals. Repsol YPF’s goal is to increase the collaboration with the surrounding technological environment, universities and centers of public investigation, as well as with other companies, for a better use of and flexibility in the employment of resources and to decrease the risks in those areas in which it is involved. The total cost of developing its own technology in 2006, 2005 and 2004 has been U.S.$94.7 million, U.S.$75 million and U.S.$78.5 million, respectively. The total cost in collaborations with universities and technological centers in 2006, 2005 and 2004 has been U.S.$11 million, U.S.$7 million and U.S.$7.75 million, respectively.

Competition

The deregulation and privatization process created a competitive environment in the Argentine oil and gas industry. In our Exploration and Production business, we encounter competition from major international oil companies and other domestic oil companies in acquiring exploration permits and production concessions. Our Exploration and Production business may also encounter competition from oil and gas companies created and owned by certain Argentine provinces, including La Pampa, Neuquén and Chubut, as well as from ENARSA, the Argentine state-owned energy company, especially in light of the recent transfer of hydrocarbon properties to ENARSA and the provinces described under “Regulatory Framework and Relationship with the Argentine Government—Law No. 26,197.” In our Refining and Marketing and Chemicals businesses, we face competition from several major international oil companies, such as Esso (a subsidiary of ExxonMobil), Shell and Petrobras, as well as several domestic oil companies. In our export markets, we compete with numerous oil companies and trading companies in global markets.

We operate in a dynamic market in the Argentine downstream industry and the crude oil and natural gas production industry. Crude oil and most refined products prices are subject to international supply and demand and Argentine regulations and, accordingly, may fluctuate for a variety of reasons. Some of the prices in the internal market are controlled by local authorities. See “Regulatory Framework and Relationship with the Argentine Government.” Changes in the domestic and international prices of crude oil and refined products have a direct effect on our results of operations and on our levels of capital expenditures. See “Risk Factors— Risks Relating to the

Argentine Oil and Gas Business and Our Business—Fluctuations in oil and gas prices could affect our level of capital expenditures.”

Environmental Matters

YPF—Argentine operations

Our operations are subject to a wide range of laws and regulations relating to the general impact of industrial operations on the environment, including emissions into the air and water, the disposal or remediation of soil or water contaminated with hazardous or toxic waste, fuel specifications to address air emissions and the effect of the environment on health and safety. We have made and will continue to make expenditures to comply with these laws and regulations. In Argentina, local, provincial and national authorities are moving toward more stringent enforcement of applicable laws. In addition, since 1997, Argentina has been implementing regulations that require our operations to meet stricter environmental standards that are comparable in many respects to those in effect in the United States and in countries within the European Community. These regulations establish the general framework for environmental protection requirements, including the establishment of fines and criminal penalties for their violation. We have undertaken measures to achieve compliance with these standards and are undertaking various abatement and remediation projects, the more significant of which are discussed below. We cannot predict what environmental legislation or regulation will be enacted in the future or how existing or future laws will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of regulatory agencies, could require additional expenditures in the future by us for the installation and operation of systems and equipment for remedial measures and could affect our operations generally. In addition, violations of these laws and regulations may result in the imposition of administrative or criminal fines or penalties and may lead to personal injury claims or other tort liabilities.

In 2006, we continued to make investments in order to comply with new Argentine fuel specifications that are expected to come into effect between 2008 and 2016, pursuant to Resolution No. 1283/06 of the Secretariat of Energy (which replaces the Resolution No. 398/03) relating, among other things, to the purity of diesel fuels. We are currently reviewing what investments we will need to make to comply with this resolution. During 2006, we invested U.S.$23.8 million at La Plata refinery and U.S.$9.9 million at Luján de Cuyo refinery in order to meet the above-mentioned new gasoline quality environmental specifications. The investments were mainly in the FCC fractioning and gasoline hydrotreatment units. In 2007, we made additional investments of U.S.$3.8 million and U.S.$1.7 million in the La Plata and Luján de Cuyo refineries, respectively, for those purposes. In addition, we have completed basic engineering studies and begun detailed engineering studies for the construction of diesel fuel oil desulfuration units at La Plata and Luján de Cuyo refineries. These projects have been delayed due to the postponement of the implementation of fuel specification regulations. We currently plan to invest a total of approximately U.S.$795 million between 2008 and 2012 to comply with the above-mentioned gasoline quality environmental specifications.

At each of our refineries, we are performing, on a voluntary basis, remedial investigations and feasibility studies and pollution abatement projects, which are designed to address liquid effluent discharges and air emissions. In addition, we have implemented an environmental management system to assist our efforts to collect and analyze environmental data in its upstream and downstream operations.

In addition to the projects related to the new specification standards mentioned above, we have begun to implement a broad range of environmental projects in the Domestic Exploration and Production and Refining and Marketing segments. Capital expenditures for those environmental projects associated with Refining and Marketing segment’s projects during 2006 were U.S.$64.7 million. A significant portion of the environmental program is dedicated to La Plata refinery and Luján de Cuyo refinery. The primary projects at La Plata include installation of separation and water treatment systems to replace existing systems, air pollution control devices, flare gas recovery systems, hydrocarbon recovery systems, double bottoms in several tanks and site remediation. In addition, during 2006 and 2007, the storage facilities at certain service stations were replaced by new and safer technologies, such as double wall tanks, and hot oil furnaces were replaced by gas broilers.

Capital expenditures associated with Domestic Exploration and Production environmental projects during 2006 were U.S.$61.4 million and included oil and gas recovery systems, flowlines and components construction, and remediation of well sites, tank batteries and oil spills in the gathering systems of fields. Expenditures will also be made to improve technical assistance and training and to establish environmental contamination remediation plans, air emissions monitoring plans and ground water investigation and monitoring programs.

We and several other industrial companies operating in La Plata have entered into a community emergency response agreement with three municipalities and local hospitals, firefighters and other health and safety service providers to implement an emergency response program. This program is intended to prevent damages and losses resulting from accidents and emergencies, including environmental emergencies. Similar projects and agreements were developed at other refineries as well.

In 1991, we entered into an agreement (Convenio de Cooperación Interempresarial, or “CCI”) with certain other oil and gas companies to implement a plan to reduce and assess environmental damage resulting from oil spills in Argentine waters to reduce the environmental impact of potential oil spills offshore. This agreement involves consultation on technological matters and mutual assistance in the event of any oil spills in rivers or at sea due to accidents involving tankers or offshore exploration and production facilities.

Regarding climate change, we have been developing a strategy since 2002 to address the requirements of the Kyoto Protocol. The main elements of this plan are the following:

•
actively promote the identification and pursuit of opportunities to reduce greenhouse gas emissions within our operations. For that, we take into account the cost of carbon in our business decisions; and

•
intensify the execution of internal projects for generating credit by the clean development mechanisms that help our parent company, Repsol YPF, meet its obligations. We collaborate with competent authorities from the countries in which we operate, in particular the Argentina Clean Development Mechanism Office (“OAMDL”).

Our estimated capital expenditures and future investments are based on currently available information and on current laws, and future changes in laws or technology could cause a revision of such estimates. In addition, while we do not expect environmental expenditures to have a significant impact on our future results of operations, changes in management’s business plans or in Argentine laws and regulations may cause expenditures to become material to our financial position, and may affect results of operations in any given year.

YPF Holdings—operations in the United States

Laws and regulations relating to health and environmental quality in the United States affect of YPF Holdings’ operations in the United States. See “Legal Framework and Relationship with the Argentine Government—U.S. Environmental Regulations.”

In connection with the sale of Diamond Shamrock Chemicals Company (“Chemicals”) to a subsidiary of Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business and activities of Chemicals prior to the September 4, 1986 closing date (the “Closing Date”), including certain environmental liabilities relating to certain chemical plants and waste disposal sites used by Chemicals prior to the Closing Date.

In addition, under the agreement pursuant to which Maxus sold Chemicals to Occidental, Maxus is obligated to indemnify Chemicals and Occidental for certain environmental costs incurred on projects involving remedial activities relating to chemical plant sites or other property used to conduct Chemicals’ business as of the Closing Date and for any period of time following the Closing Date which relate to, result from or arise out of conditions, events or circumstances discovered by Chemicals and as to which Chemicals provided written notice prior to September 4, 1996, irrespective of when Chemicals incurs and gives notice of such costs.

Tierra Solutions Inc. (“Tierra”) was formed to deal with the results of the alleged obligations of Maxus, as described above, resulting from actions or facts that occurred primarily between the 1940s and 1970s while Chemicals was controlled by other companies.

See “—Legal Proceedings—YPF Holdings” below for a description of environmental matters in connection with YPF Holdings.

Legal Proceedings

Argentina

The Privatization Law provides that the Argentine State shall be responsible, and shall hold us harmless, for any liabilities, obligations or other commitments existing as of December 31, 1990 that were not acknowledged as such in the financial statements of Yacimientos Petrolíferos Fiscales Sociedades del Estado as of that date arising out of any transactions or events that had occurred as of that date, provided that any such liability, obligation or other commitment is established or verified by a final decision of a competent judicial authority. In certain lawsuits related to events or acts that took place before December 31, 1990, we have been required to advance the payment of amounts established in certain judicial decisions, and have subsequently been reimbursed or are currently in the process of requesting reimbursement from the Argentine government of all material amounts in such cases. We are required to keep the Argentine government apprised of any claim against us arising from the obligations assumed by the Argentine government. We believe we have the right to be reimbursed for all such payments by the Argentine government pursuant to the above-mentioned indemnity, which payments in any event have to date not been material. This indemnity also covers fees and expenses of lawyers and technical consultants subject, in the case of our lawyers and consultants, to the requirement that such fees and expenses not be contingent upon the amounts in dispute.

Provisioned, probable contingencies

In the ordinary course of our business, we are a party to various actions, including approximately 2,219 labor lawsuits as of September 30, 2007, for which provisions of Ps.43 million have been made.

Reserves totaling Ps.1,772 million, Ps.1,570 million, Ps.1,303 million and Ps.1,005 million as of September 30, 2007 and as of December 31, 2006, 2005 and 2004, respectively, have been established to provide for contingencies which are probable and can be reasonably estimated. In the opinion of our management, in consultation with our external counsel, the amount reserved reflects the best estimation, based on the information available as of the date of this prospectus, of the probable outcome of the mentioned contingencies. The most significant legal proceedings and claims reserved are described in the following paragraphs.

CNDC anti-competitive activity disputes. On March 22, 1999, we were notified of Resolution No. 189/99 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on us of Ps.109 million, stated Argentine pesos as of that date, based on the interpretation that we had purportedly abused our dominant position in the bulk LPG market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine, and we made the claimed payment. Additionally, Resolution No. 189/99 provided for the commencement of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the CNDC completed its investigation and charged us with abuse of dominant market position during this period. On January 20, 2004, we answered the notification by (i) claiming the application of the statutes of limitations and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and prejudgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

Given that the Argentine Supreme Court has previously established under Law No. 22,262 that the statute of limitations for administrative infractions is two years, our defense based on the statute of limitations having run should be successful. Since the imputed conduct occurred before September 29, 1999, which is the effective date of the new law, we believe that the law applicable to the proceeding is Law No. 22,262 instead of the new Antitrust Protection Law (No. 25,156). We filed appeals with the National Economic Criminal Court: (i) on July 29, 2003, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the opening of the preliminary investigations, without deciding in advance on the prescription claimed by us; and (ii) on February 4, 2004, in view of the rejection by the CNDC of the motion to overturn the resolution that ordered the charge because of a lack of majority and prejudgment. On April 13, 2004, the National Court of Appeals in Criminal Economic

Matters sustained the appeal filed by us on the grounds of lack of majority of the CNDC in passing the objected resolution. On August 31, 2004, we appealed the resolution passed by the CNDC that rejected the claimed prescription. The CNDC accepted the appeal and referred the proceedings to Chamber II of the National Court of Appeals in Federal Civil and Commercial Matters and thereby prevented the prior intervention of Room B of the National Court of Appeals in Criminal Economic Matters. On March 3, 2006, the CNDC decided on the evidence that we shall produce during this proceeding. During August and September 2007, hearings involving the testimony of witnesses proposed by us took place. Despite the arguments expressed by us, the above-mentioned circumstances make evident that, preliminarily, the CNDC rejects the defenses filed by us and that the CNDC is reluctant to modify the doctrine provided by Resolution No. 189/99. Furthermore, Court of Appeals decisions tend to confirm the decisions made by the CNDC.

Alleged defaults under natural gas supply contracts – Innergy, et al. Based on the provisions of Rule No. 27/04, Resolution No. 659/04 and Resolution No. 752/05, the Secretariat of Energy and/or the Undersecretariat of Fuels have instructed us to re-direct natural gas export volumes to the internal market, thereby affecting natural gas exports, by means of requiring the injection of additional volumes, not contractually committed by us, to supply the domestic market. These additional volumes (additional injections, permanent additional injections and additional volumes required for distributors, pursuant to Resolutions SE No. 659/2004, 752/2005 and 1329/2006, as described in “Regulatory Framework and Relationship with the Argentine Government”) are not set forth in contractual undertakings, forcing us to make the authorized exports under the relevant agreements and permits, the performance of which has been conditioned by the aforesaid program. We appealed these measures. However, in the absence of a favorable resolution, we were obliged to comply with them in order to avoid greater losses for us and our export customers (e.g., revocation of export permits). We informed our customers that the aforesaid resolutions and the measures set forth therein constitute an event of force majeure which releases us from any contractual or extra contractual liability deriving from the failure to deliver the volumes of gas stipulated under the relevant agreements. Some of our current customers have rejected the force majeure invoked by us and have sought to claim payment of damages and/or penalties for breach of supply commitments, reserving their rights to file future claims. Three customers sought payments from us for damages under a “deliver or pay” clause, which demands have been rejected by us. One of these customers, Innergy Soluciones Energéticas S.A., filed an arbitral claim for deliver-or-pay payments that amount to U.S.$87.7 million at August 2007, plus interest (as calculated by Innergy in its memorial statement dated September 17, 2007). This amount will continue to increase as Innergy invoices deliver-or-pay amounts to us on a monthly basis for missed deliveries from September 2007. We have counterclaimed against Innergy for contract termination based upon statutory hardship, as provided by Article 1198 of the Argentine Civil Code. We are currently in pre-arbitral negotiations with the other two clients who have sought damages from us under the “deliver-or-pay” clause, Electroandina S.A., and Empresa Eléctrica del Norte Grande S.A., which have also claimed liquidated damages for non-delivery of natural gas. These companies have claimed liquidated damages through November 2006 in a total amount of approximately U.S.$41 million and, from December 2006 through September 2007, for an additional total amount of U.S.$52 million. We have rejected such claims.

Alleged defaults under natural gas supply contracts – Central Puerto. Central Puerto S.A. (“Central Puerto”) has made claims against us for cutbacks in natural gas supply pursuant to its contracts. We have formally denied such breach, based on the fact that, pending the restructuring of such contracts, we are not obligated to confirm nominations of natural gas during certain periods of the year. On March 15, 2007, Central Puerto notified us of the commencement of pre-arbitral negotiations in relation to the agreements for the supply of its plants located in Buenos Aires and Loma de La Lata, province of Neuquén. On May 29, 2007, we and Central Puerto entered into a Termination and Dispute Resolution Agreement regarding the principles of agreement for the supply of Central Puerto’s plant located in Loma de La Lata. On June 6, 2007, Central Puerto notified us of its decision to submit the controversy regarding the agreement for the supply of natural gas to its plants located in Buenos Aires (the “Buenos Aires Gas Supply Agreement”) to arbitration under the rules of the International Chamber of Commerce. On June 21, 2007, we appointed our arbitrator and notified Central Puerto of our decision to submit to arbitration the controversy regarding the amounts due by Central Puerto under the Buenos Aires Gas Supply Agreement. On July 23, 2007, Central Puerto filed an arbitral claim for: (i) our specific performance of the Buenos Aires Gas Supply Agreement by continuing to deliver volumes of natural gas of up to 3,400,000 m3/day, the applicable maximum daily requirement under the contract, to Central Puerto’s plants located in Buenos Aires; (ii) our payment of “deliver or pay” amounts for failure to deliver natural gas (totaling 1,920 mmcm through December 3, 2007), without specifying the amount claimed; and (iii) acknowledgement of Central Puerto’s right to make-up natural gas volumes. On September 24, 2007, we answered Central Puerto’s claim and filed counterclaims asking the tribunal for: (i) a declaration of the termination of the contract; or (ii) as a subsidiary claim in case the tribunal rejects the request for termination of the contract, the restructuring of the contract under the Civil Law principles of “Teoría de la Imprevisión” (hardship provision) and “Sacrificio Compartido” (both-parties-effort) and (iii) payment by Central Puerto of “take or pay” amounts owed by Central Puerto for certain amounts produced but not taken between 2002 and 2004. On December 3, 2007, Central Puerto submitted a presentation requesting that the tribunal reject all of our claims.

La Plata refinery environmental disputes. On June 29, 1999, a group of three neighbors of the La Plata Refinery filed claims for the remediation of alleged environmental damages in the peripheral water channels of the refinery, investments related to contamination and compensation for alleged health and property damages as a consequence of environmental pollution caused by YPF prior to and after privatization. We notified the executive branch of the Argentine government that there is a chance that the tribunal may find us responsible for the damages. In such event, due to the indemnity provided by Law No. 24,145 and in accordance with that law, we shall be allowed to request reimbursement of the expenses for liabilities existing on or prior to January 1, 1991 (before privatization) from the Argentine government.

On December 27, 2002, a group of 264 claimants who resided near the La Plata Refinery requested compensation for alleged quality of life deterioration and environmental damages purportedly caused by the operation of the La Plata Refinery. The amount claimed is approximately Ps.54 million. We filed a writ answering the complaint. There are two similar additional claims raised by two groups of 120 and 343 neighbors, respectively. The first group has made a claim for compensation of Ps.14 million, and the second group has made a claim for compensation of Ps.35 million, in addition to a request for environmental cleanup. As of September 30, 2007, we had established a reserve of Ps.21 million with respect to these personal or property claims.

On December 17, 1999, a group of 37 claimants who resided near La Plata Refinery, demanded the specific performance by us of different works, installation of equipment, technology and execution of work necessary to stop any environmental damage, as well as compensation for health damages alleged to be the consequence of gaseous emissions produced by the refinery, currently under monitoring.

We have been informally notified that the Secretariat of Environmental Policy of the Province of Buenos Aires has brought criminal proceedings against us on the grounds of the purported worsening of the water quality problems in the Western Channel adjacent to La Plata Refinery, potential health damages (on account of the existence of volatile particles and/or hydrocarbon suspension), non-fulfillment of a remediation schedule of canals, and the existence of allegedly clandestine disposal sites. To our knowledge, the responsible court has not yet made any formal accusations.

AFIP tax claims. On January 31, 2003, we received a claim from the Federal Administration of Public Revenue (Administración Federal de Ingresos Públicos, or “AFIP”), stating that the forward oil sale agreements entered into by us (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Transactions with unconsolidated variable interest entities”) should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to us the claim for approximately Ps.45 million plus interest and fines. Additionally, on June 24, 2004, we received a new formal claim from the AFIP, asserting that the services related to these contracts should have been taxed with the Value Added Tax. Management believes, based upon the opinion of its external counsel, that the claim is without merit since those advances were received under crude oil export commitments. Consequently, during 2004, we presented our defense to the AFIP, rejecting the claims and arguing our position. However, on December 28, 2004, we received formal communication of a resolution from the AFIP confirming its original position in both claims. We have appealed such resolution in the National Fiscal Court. In 2006, we conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP and filed reimbursement summary proceedings so as to avoid facing interest payments or a fine.

Sale of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A. to EDF. In July 2002, EDF Internacional S.A. (“EDF”), initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against us, among others, seeking payment from us of U.S.$69 million which was afterward increased to U.S.$103.2 million. EDF claims that under a Stock Purchase

Agreement dated March 30, 2001 among Endesa Internacional S.A. and Astra Compañía Argentina de Petróleo S.A. (which was subsequently merged into YPF), as sellers, and EDF, as purchaser, with respect to shares of Electricidad Argentina S.A. and Empresa Distribuidora y Comercializadora Norte S.A., EDF is entitled to an adjustment in the purchase price it paid due to changes in the exchange rate of the Argentine peso that EDF asserts to have occurred prior to December 31, 2001. Our position is that the change in the exchange rate did not occur prior to January 2002, and, therefore, EDF is not entitled to the purchase price adjustment. We have filed a counterclaim against EDF in the amount of U.S.$13.85 million as a purchase price adjustment. We believe that EDF’s claim is without merit. The arbitral award dated October 22, 2007 accepted the claim against us awarding damages against us in the amount of U.S.$40 million and also accepted our counterclaim against EDF in the amount of U.S.$11.1 million. Consequently, the amount payable by us should the award become final is U.S.$28.9 million plus costs and interest. We have challenged the award by filing an extraordinary appeal before the Federal Supreme Court and an appeal before the Federal Appellate Court on Commercial Matters.

Non-provisioned, possible contingencies

In addition to the probable contingencies described in the preceding paragraphs, we have received several labor, civil, commercial and environmental claims which had not been reserved since management, based on the evidence available to date and upon the opinion of our external counsel, have considered them to be possible contingencies. The most significant of such contingencies are described below.

Capital control-related proceedings. On December 9, 2002, we filed a declaratory judgment action (Acción Declarativa de Certeza) before an Argentine federal court requesting clarification as to the uncertainty generated by opinions and statements of several organizations providing official advice that the right of the hydrocarbon industry to freely dispose of up to 70% of foreign currency proceeds from exports of hydrocarbons products and byproducts, as provided by Executive Decree No. 1,589/89, had been implicitly abolished by the new exchange regime established by Executive Decree No. 1,606/01. On December 9, 2002, a federal judge issued an injunction ordering the Argentine government, the Central Bank and the Ministry of the Economy to refrain from interfering with our access to and use of 70% of the foreign exchange proceeds from our hydrocarbon exports. Following the enactment of Decree No. 2,703/02 in December 2002, we expanded the scope of the declaratory judgment action before the federal court to clear any doubts and uncertainty arising after the enactment of this decree. See “Regulatory Framework and Relationship with the Argentine Government—Repatriation of Foreign Currency.” On December 1, 2003, the National Administrative Court of Appeals decided that the issuance of Decree No. 2,703 in 2002, which allows companies in the oil and gas sector to keep abroad up to 70% of the export proceeds, rendered the injunction unnecessary. Nevertheless, the Court of Appeals’ decision was silent with respect to the availability of the exemption to convert proceeds from export operations carried out by oil and gas companies into domestic currency prior to the issuance of Decree 2,703. On December 15, 2003, we filed a motion for clarification asking the court to clarify whether the exemption was available to oil and gas companies during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02. On February 6, 2004, the Court of Appeals dismissed our motion for clarification, indicating that the regulations included in Decree No. 2,703/02 were sufficiently clear, and confirmed the lifting of the injunction that prohibited the Central Bank and the Ministry of Economy from interfering with our access to foreign exchange proceeds, as described above. On February 19, 2004, we filed an extraordinary appeal before the Supreme Court against the dismissal of the motion for clarification by the Court of Appeals and requested the restatement of the injunction against the Central Bank and the Ministry of Economy. The Federal Court of Appeals dismissed the extraordinary appeal. Taking into account the fact that there is a new special system in place allowing for the free disposal of up to 70% of the foreign currency proceeds from the exports of crude oil and its derivatives, it was deemed advisable to abandon the suit as a procedural strategy. If the Central Bank were to reassert and prevail before the courts in the argument that the exemption allowing oil and gas companies to keep up to 70% of export proceeds abroad during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02 was not available, we could be subject to material penalties.

On October 12, 2007, we were notified of the initiation of an administrative summary proceeding for alleged late repatriation of foreign currency proceeds, and the failure to repatriate the remaining 70%, in connection with some hydrocarbon export transactions made in 2002 (during the period between the issuance of Decree No. 1,606/01 and the issuance of Decree No. 2,703/02). In this administrative summary proceeding, charges were brought against us in the amount of U.S.$1.6 million, and it has been advised that the conduct of a bank that handled other of our export transactions made in 2002 be investigated, which could give rise to the initiation of further proceedings. Nevertheless, a final and unchallenged judicial judgment recently issued by a First Instance Court in Criminal Economic Matters in a similar administrative summary proceeding against a different company for alleged violation of the criminal exchange law (lack of repatriation of 70% of foreign currency proceeds) regarding export transactions made in 2002 resolved the matter in favor of that company based on well-founded arguments that were not challenged by the prosecutor.

CNDC investigation. On November 17, 2003, CNDC requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost 30 natural gas production companies, including us, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, we received a notification of resolution dated December 2, 2005, whereby the CNDC (i) rejected the “non bis in idem” petition filed by us, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. On January 15, 2007, CNDC charged us and eight other producers with violations of Act 25,156. We have contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations, and have presented evidence in support of our position. On June 22, 2007, without acknowledging any conduct in violation of the Antitrust Act, we filed with the CNDC a commitment according to Article 36 of the Antitrust Act requesting that the CNDC approve the commitment, suspend the investigation and dismiss the proceedings. We are still awaiting a formal response.

The CNDC has commenced proceedings to investigate us for using a clause in bulk LPG supply contracts that it believes prevents buyers from reselling the product to third parties and therefore restrict competition in a manner detrimental to the general economic interest. We have asserted that the contracts do not contain a prohibition against resale to third parties and have offered evidence in support of our position. On April 12, 2007, we presented to the CNDC, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act not to include such clauses in future bulk LPG supply contracts, among other things, and requested that the CNDC terminate the proceedings. We are still awaiting a formal response.

Noroeste basin reserves review. The effectiveness after certain specific dates of natural gas export authorizations (related to production in the Noroeste basin) granted to us pursuant to Resolution SE Nos. 165/99, 576/99, 629/99 and 168/00, issued by the Secretariat of Energy, is subject to an analysis by the Secretariat of Energy to determine whether sufficient additional natural gas reserves have been discovered or developed by us in the Noroeste basin. The result of this ongoing review is uncertain and may have an adverse impact upon the execution of the export gas sales agreements related to such export authorizations, and may imply significant costs and liabilities for us. We have submitted to the Secretariat of Energy documentation in order to allow for the continuation of the authorized exports in accordance with Resolutions SE No. 629/1999, 565/1999, and 576/1999 (the “Export Permits”) from the Noroeste basin. These Export Permits relate to the long-term natural gas export contracts with Gas Atacama Generación, Edelnor and Electroandina (collectively, the “Clients”), involving volumes of 900,000 m3/day, 600,000 m3/day and 1,750,000 m3/day, respectively. We have not yet received a response from the Secretariat of Energy. However, on March 29, 2007, an internal memorandum of the technical sector of the Secretariat of Energy addressed this file and concluded, without resolving the question that we have not included the necessary reserves to continue with the Export Permits. The file is currently awaiting decision from the Secretariat of Energy. If the Secretariat of Energy were to determine that the reserves are not sufficient to continue to comply with our export commitments and other commitments, it could declare the expiration or suspension of one or more of the Export Permits, which would have a direct impact on the export contracts, to the injury of the Clients. In the case in which it were determined that we did not act as a prudent and diligent operator and/or did not have sufficient reserves, we could be responsible for the damages that this situation causes to the Clients.

Alleged defaults under natural gas contracts – Mega. Mega has claimed compensation from us for failure to deliver natural gas under the contract between us and Mega. We invoked that natural gas deliveries to Mega pursuant to the contract were affected by the Argentine government’s interference. Likewise, we would not be liable for such natural gas delivery deficiencies pursuant to the doctrines of “force majeure” and “contract impracticability.”

New Jersey claims. On December 13, 2005, the New Jersey Department of Environmental Protection and the New Jersey Spill Compensation Fund filed a claim with a New Jersey court against Occidental Chemical Corporation, Tierra, Maxus, Repsol YPF, YPF, YPF Holdings and CLH Holdings. The plaintiffs are claiming for the remediation of environmental damages, including the costs and fees associated with this proceeding, based on alleged violations of the Spill Compensation and Control Act and the Water Pollution Control Act in a facility allegedly operated by the defendants and located in Newark, New Jersey that allegedly impacted the Passaic River and Newark Bay. We filed a motion to dismiss the action. See “—YPF Holdings.”

Patagonian Association of Land-Owners claims. On August 21, 2003, the Patagonian Association of Land-Owners (“ASSUPA”) sued the companies operating production concessions and exploration permits in the Neuquina basin, including us, claiming for the remediation of the general environmental damage purportedly caused in the execution of such activities or the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The total amount claimed against all companies is more than U.S.$547.6 million. The plaintiff requested that the Argentine government (Secretariat of Energy), the Federal Environmental Council (Consejo Federal de Medio Ambiente), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the National Ombudsman be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Argentina. Once the complaint was notified, we and the other defendants filed a motion to dismiss for failure of the plaintiff to state a claim upon which relief may be granted. The court granted the motion, and the plaintiff had to file a supplementary complaint. We have requested that the claim be rejected because the defects of the complaint indicated by the Supreme Court of Argentina have not been corrected. However, we have also requested its rejection for other reasons, and impleaded the Argentine government, due to its obligation to indemnify us against any liability and hold the us harmless for events and claims arising prior to January 1, 1991, according to Law No. 24,145 and Decree 546/1993. Our request is currently pending.

Dock Sud and Quilmes claims. We have been sued in the following environmental lawsuits that have been filed by residents living near Dock Sud, province of Buenos Aires: (i) “Mendoza, Beatriz against National State et al.” is a lawsuit pending before the Supreme Court of Argentina, in which the Argentine government, the province of Buenos Aires, the City of Buenos Aires, 14 municipalities and 44 companies (including us) are being sued. The plaintiffs have requested unspecified compensation for collective environmental damage of Matanza and Riachuelo river basins and for physical and property damage, which they claim to have suffered. The National Supreme Court declared itself legally competent to settle only the conflict related to the collective environmental damages, including prevention of future pollution, remediation of environmental damages already caused and monetary compensation for irreparable environmental damages; and has requested that the defendants submit specific reports. In particular, it has requested that the Argentine government, the province of Buenos Aires, the City of Buenos Aires and Cofema submit a plan with environmental objectives. We have answered the complaint and requested the impleading of the Argentine government, based on its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993; (ii) “Félix, Víctor et al against Shell C.A.P.S.A. et al. for compensation” is a suit in which the province of Buenos Aires and the Municipality of Avellaneda are being sued, as are companies domiciled at Dock Sud, including us. The plaintiffs are requesting environmental remediation of Dock Sud, which they estimate at Ps.600 million, and physical and property damages. However, we have been informed that plaintiffs have left without effect their claim against us; (iii) “Cicero, María Cristina against Antivari S.A.C.I. et al. for damages” in which the plaintiffs, who are residents of Villa Inflamable, Dock Sud, also demand the environmental remediation of Dock Sud and Ps.33 million in compensation for physical and property damages against many companies that have operations there, including us. We answered the complaint by requesting its rejection and asked the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993.

In addition, citizens claiming to be residents living near Quilmes, in the province of Buenos Aires, have filed a lawsuit in which they have requested the remediation of environmental damages and the payment of Ps.46 million as compensation for alleged personal damages. The plaintiffs base their claim mainly on a fuel leak that occurred in 1988 in a poliduct running from La Plata to Dock Sud that was operated by Yacimientos Petrolíferos Fiscales S.A. The leaked fuel became perceptible in November 2002, resulting in remediation that is now being performed by us in the affected area, supervised by the environmental authority of the province of Buenos Aires. We have requested an extension of the time to answer the complaint to allow us time to evaluate certain documents submitted to the court by the plaintiffs. We have also notified the Argentine government that we will implead it at the time we answer the complaint in order to request that it indemnify us against any liability and hold us harmless in connection with this lawsuit, as provided by Law. No. 24,145. In this case, we believe that the Argentine government will contest its obligation to indemnify and hold us harmless by claiming that the alleged damages were not caused by the 1988 leak.

La Plata Refinery environmental claims. On June 6, 2007, we were served with a new complaint in which nine residents of the vicinity of the La Plata Refinery request (i) the cessation of contamination and other harms they claim are attributable to the refinery and (ii) the cleanup of the adjacent canals, Río Santiago and Río de la Plata (water, soils and aquifers, including within the refinery), or, if cleanup is impossible, compensation for environmental and personal damages. The plaintiffs have also requested physical and property damages of Ps.51.4 million, or an amount to be determined from evidence produced in discovery. We believe that most damages that are alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’ s privatization and would therefore be the responsibility of the Argentine government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, there is the possibility a judgment could order us to meet the expenses of remedying these liabilities, in which case we could ask the Argentine government to reimburse the remediation expenses for liabilities existing prior to January 1, 1991 pursuant to Law 24,145. In addition, we believe that this claim partially overlaps with the request made by a group of neighbors of the La Plata Refinery on June 29, 1999, mentioned in preceding paragraphs. Accordingly, we consider that the cases will need to be partially consolidated to the extent that the claims overlap. We answered the complaint by requesting its rejection and asked for the citation of the Argentine government, due to its obligation to indemnify us against any liability and hold us harmless for events and claims previous to January 1, 1991, according to Law No. 24,145 and Decree No. 546/1993. The contamination that may exist could derive from countless sources, including from dumping of refuse over many years by other industrial facilities and by ships.

Additionally, we are aware of an action in which we have not yet been served, in which the plaintiff requests the cessation of contamination and the cleanup of the canals adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast (removal of mud, drainage of wetlands, restoration of biodiversity, among other things), and, if such sanitation is not practicable, compensation of Ps.500 million (approximately U.S.$161 million) or an amount to be determined from evidence produced in discovery. We believe that this claim partially overlaps with the requests made by a group of neighbors of the La Plata Refinery on June 29, 1999 and with the complaint served on June 6, 2007, mentioned in preceding paragraphs. Accordingly, we consider that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases will need to be consolidated to the extent that the claims overlap. With respect to claims that would not be included in the previous proceedings, for the time being we are unable to estimate the prospects of such claims. Additionally, we believe that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF’s privatization and could therefore be the responsibility of the Argentine government in accordance with the Privatization Law concerning YPF.

Non-provisioned, remote contingencies

Our management, in consultation with our external counsel, believes that the following contingencies, while individually significant, are remote:

Congressional request for investigation to CNDC. On November 7, 2003, certain former members of the Argentine Congress, Arturo Lafalla, Ricardo Falu and others, filed with the CNDC a complaint against us for abuse of a dominant position in the bulk LPG market during 2002 and part of 2003. The alleged conduct consisted of selling bulk LPG in the domestic market at prices higher than the export price, thereby restricting the availability of bulk LPG in the domestic market. On December 15, 2003, the CNDC decided to forward the complaint to us, and requested explanations under Art. 29 of the Antitrust Act. On January 21, 2004, we submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed. At this point, the CNDC may accept our explanations or begin a criminal investigation. We contend that we did not restrict LPG supply in the domestic market during the relevant period, that during this period all domestic demand for LPG could have been supplied by our competitors and that therefore our market share could not be deemed a dominant position. As of the date of this registration statement, CNDC has not taken any further action.

Pursuant to the provisions of Resolution No. 189/99, referred to above, certain third parties have claimed compensation for alleged damages suffered by them as a consequence of our sanctioned conduct. We have denied these claims and presented our defenses.

Neuquén royalty disputes. On February 20, 2006, the province of Neuquén published in the Official Gazette Decrees No. 225/06 and 226/06 (the “Decrees”). The Decrees provide that royalties for domestic sales of hydrocarbons produced within the province of Neuquén must be calculated using international market prices as a reference, thus increasing the amounts of the royalties to be paid by us. The calculation of hydrocarbon royalties, in accordance with Section 75 (12) of the Argentine Constitution, is ruled by federal legislation, and the Decrees, in our opinion, contradict the preemption principle of the Argentine Constitution. We filed a declaratory judgment action (Acción Declarativa de Certeza) with the Argentine Supreme Court with the aim of obtaining the nullification of the Decrees and the issuance of an interim measure banning the province of Neuquén from filing any royalty claim on the ground of the provisions contained within the Decrees. On October 31, 2006, the Argentine Supreme Court issued an injunction ordering the province of Neuquén to refrain from applying the Decrees to us. On November 29, 2007, the province of Neuquén issued Decree No. 2200/07, revoking the Decrees, and subsequently petitioned the Argentine Supreme Court to withdraw its injunction against the Decrees as moot. We have filed a written request for the continuation of the injunction as well as the official revocation of the Decrees. Neuquén has not expressly withdrawn its request and the matter is currently pending before the Argentine Supreme Court.

On August 31, 2004, the province of Neuquén filed with the Federal Court of the province of Neuquén (the “Federal Court”) a claim against Atalaya Energy and 19 oil and gas companies, including us, claiming compliance with Section 6 Law No. 25,561 for the calculation of royalties regarding hydrocarbons produced within the province of Neuquén. Section 6 Law No. 25,561 provides that in no event will export withholdings reduce the wellhead prices for the calculation and payment of hydrocarbon royalties. According to the province of Neuquén’s reading of Section 6 Law No. 25,561, the oil and gas companies producing hydrocarbons in the province of Neuquén should not make any deduction based on export withholdings for the calculation of royalties corresponding to hydrocarbons sold in the domestic market. The Federal Court issued an interim measure ordering the oil and gas companies to calculate and pay royalties on the basis of international prices. We filed an appeal against such interim measure. On October 5, 2005, the Federal Court granted our appeal. Additionally, the Federal Court clarified that Section 6 Law No. 25,561 shall be applied only to the calculation of royalties regarding exported hydrocarbons. The province of Neuquén appealed this decision to the National Court of Appeals, which declared that it lacked jurisdiction and referred the case to the Argentine Supreme Court. In 2006, the Argentine Supreme Court also declared that it lacked jurisdiction, and returned the case file to the Federal Court. We also requested the Argentine Supreme Court to order the Federal Court to restrain from continuing proceedings. The Argentine Supreme Court denied such request and we filed a writ requesting the reversal of such decision. On May 14, 2007, the judge issued an opinion declaring that the Federal Court lacked jurisdiction to hear our royalties dispute case and the case was transferred to the administrative courts of the province of Neuquén. On May 17, 2007, we presented our appeal on the basis that the judge failed to consider recent jurisprudential records of the Federal Court (the case of the Neuquén Decrees) that acknowledged that royalties disputes posed a valid federal question. On June 29, 2007, the judge rejected our motion in limine but subsequently accepted our motion of appeal. We have filed a request with the Federal Court requesting jurisdiction over the royalties litigation, in light of the above-mentioned recent jurisprudence.

Other export tax disputes. During 2006 and 2007, the Customs General Administrations in Neuquén, Comodoro Rivadavia and Puerto Deseado informed us that certain summary proceedings had been brought against us based on alleged formal misstatements on forward oil deliveries (future commitments of crude oil deliveries) in the loading permits submitted before these agencies. Although our management, based on the opinion of legal counsel, believes the claim has no legal basis, the potential fines imposed could be substantial.

Mendoza royalties dispute. Following demands by the province of Mendoza that the international market price be applied to internal market transactions based on an interpretation of Section 6 of Law No. 25,561 (similar to the above-mentioned claim made by Neuquén) on June 26, 2007, we filed a declaratory judgment action requesting the Argentine Supreme Court to declare Mendoza’s interpretation of Section 6 of Law No. 25,561 unconstitutional. Our request is currently pending before the Argentine Supreme Court.

Neuquén concession investment dispute. On November 22, 2007, we received Note No. 172/07 of the Secretariat of Energy and Mining of the Province of Neuquén (SEEyM), alleging material shortfalls in our investments pursuant to the Extension Agreement for the Loma de la Lata – Sierra Barrosa Concession, executed on December 5, 2000 (the “Extension Agreement”). The Note provided that: (i) “YPF shall immediately explain the reasons for the detected underinvestment, subject to immediate forfeiture of the concession extension”; (ii) “this serious incident makes it necessary to delay any negotiations with this company for the purpose of any concession extensions”; (iii) the proceedings will be remitted to the Provincial Legislature so that the legislators may weigh this “incident” at the time of reviewing any extension to the contracts; and (iv) legal rights were reserved for the institution of legal actions “to comprehensively redress the damage caused.”

The Extension Agreement sets out three phases for investment by us: (i) a first phase from July 1, 2000 to December 31, 2005, during which the committed investment amounted to U.S.$3,500 million; (ii) a second period, from January 1, 2006 to December 31, 2011, contemplating a committed investment of U.S.$2,500 million; and (iii) a final period from January 1, 2012 to December 31, 2017, during which we agreed to invest the amount of U.S.$2,000 million. The aggregate amount of the committed investment is U.S.$8,000 million, and under the Extension Agreement any non-substantial difference in a phase can be performed and made up for in the next phase.

In addition to the SEEyM’s failure to observe Section 80 of Law No 17,319, which requires a controlling authority to warn permission holders and concession operators and to allow them to cure violations, we believe that:

(i) we have made the investments agreed to under the Extension Agreement for the first of the three periods (ended on December 31, 2005), which is the subject of Note No 172/07, whether calculated in U.S. dollars or in pesos (though we believe they should be calculated in pesos);

(ii) during almost two years since the end of the first period, we have made investments in the province of Neuquén of approximately U.S.$1,830 million (for a cumulative amount of U.S.$5,350 million since 2000), which greatly exceeds the difference alleged by the province in Note No. 172/07 and demonstrates the completion of our performance of the requisite investments for the first period (U.S.$2,500 million related to the years 2006-2011); and

(iii) the investment obligations are convertible into pesos at a one-to-one ratio by effect of the emergency regulations enacted in 2002 (including Section 1 of Decree 214/04) and in light of economic reality, as the size and scope of the investments that could be made at the time the Extension Agreement was entered into differs drastically from the amount possible after devaluation in 2002. Our arguments in this regard are considered without prejudice to asserting the “unforeseen conditions” doctrine under Argentine law due to the significant change in circumstances, as the right to assert the doctrine was not waived in the Extension Agreement.

We have challenged Note No. 172/07 through administrative and judicial proceedings and believes that the claim made by the province of Neuquén is without merit; however, if the Province were to prevail, it would have a material adverse effect on us.

Additional information

On January 21, 2005, we were notified of a request made by Empresa Nacional de Electricidad S.A. (“ENDESA”) for arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June 2000. The clause relates to increased natural gas deliveries and ENDESA has requested payment of a contractual penalty resulting from our alleged failure to deliver the required amounts. The contract term is 15 years. ENDESA’s claim amounted to U.S.$353.8 million, while asserting that there had been willful misconduct on our part. Thereafter, the parties entered into (i) an agreement for the amendment of the gas supply agreement in order to adapt it to the export restrictions imposed by the Argentine government (the “Amendment”) and (ii) an agreement for the termination of the arbitration (the “Termination Agreement”), both subject to the Secretariat of Energy’s approval. On August 31, 2007, we were notified of the Secretariat of Energy’s approval. Thereafter, the parties informed the tribunal of the termination of the arbitration by mutual agreement. We have agreed to pay ENDESA U.S.$8 million pursuant to the Termination Agreement while ENDESA has agreed to forego all claims based on past conduct. Finally, the Amendment adjusted the maximum semi-annual compensation that we would have to pay in connection with deficiencies in natural gas deliveries.

On August 11, 2006, we received Note SE No. 1009 (the “Note”) from the Secretariat of Energy, which reviewed the progress of reserves in the Ramos Area in the Noroeste basin, in relation to the export authorization granted by Resolution SE No. 169/97 (the “Export Authorization”). The Export Authorization concerns the long-term natural gas export contract between us and GasAtacama Generación, for a maximum daily volume of 530,000 m3/day. The Note stated that as a result of the decrease in natural gas reserves supporting the Export Authorization, the domestic market supply was at risk. The Note preventively provided that the maximum natural gas daily volumes authorized to be exported under the Export Authorization were to be reduced by 20%, affecting the export contract. We filed an answer to the Note on September 15, 2006 stating our allegations and defenses.

YPF Holdings

The following is a brief description of certain environmental and other liabilities related to YPF Holdings.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company (“Chemicals”), to Occidental Petroleum Corporation (together with its subsidiary Occidental Chemical Corporation, “Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including certain environmental liabilities. Tierra assumed essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals. See “YPF Holdings—Operations in the United States.”

As of September 30, 2007, YPF Holdings’ reserves for environmental and other contingencies totaled approximately U.S.$113.5 million. YPF Holdings management believes it has adequately reserved for all environmental and other contingencies that are probable and can be reasonably estimated based on information available as of such time; however, many such contingencies are subject to significant uncertainties, including the completion of ongoing studies, the discovery of new facts, or the issuance of orders by regulatory authorities, which could result in material additions to such reserves in the future. It is possible that additional claims will be made, and additional information about new or existing claims (such as results of ongoing investigations, the issuance of court decisions or the signing of settlement agreements) is likely to develop over time. YPF Holdings’ reserves for the environmental and other contingencies described below are based solely on currently available information and as a result, YPF Holdings, Maxus and Tierra may have to incur costs that may be material, in addition to the reserves already taken.

In the following discussion concerning plant sites and third party sites, references to YPF Holdings include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency (the “EPA”), the New Jersey Department of Environmental Protection and Energy (the “DEP”) and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey for Chemicals’ former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra pursuant to the above described indemnification agreement with Occidental. Operations and maintenance of the constructed remedy are ongoing, and as of September 30, 2007, YPF Holdings has reserved approximately U.S.$16.2 million in connection with such activities.

Passaic River/Newark Bay, New Jersey. Maxus, acting on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies to characterize contaminated sediment and biota in a six-mile portion of the Passaic River near the Newark, New Jersey plant site described above. While some work remains, these studies were substantially completed in 2005. In addition, the EPA and other agencies are addressing the lower 17-mile portion of the Passaic River (including the six-mile portion already studied) in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (PRRP). Tierra, along with certain other entities (as of September 30, 2007), has agreed to participate in a remedial investigation and feasibility study (RIFS) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of responsibility among themselves based on a number of considerations.

In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River described above. The development of this Plan is estimated by the DEP to cost approximately U.S.$2.3 million. The DEP has advised the recipients that they are not required to respond to the directive until otherwise notified. Also in December 2005, the DEP and the New Jersey Spill Compensation Fund sued YPF Holdings, Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower 17-mile portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The defendants have made responsive pleadings and/or filings. See “—Argentina—New Jersey claims.”

In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did a number of other interested parties. In September 2007, EPA announced its intention to spend further time considering the comments, to issue a proposed plan for public comment in the middle of 2008 and to select a clean-up plan in the last quarter of 2008. Tierra plans to respond to any further EPA proposal as may be appropriate at that time.

In August 2007, the National Oceanic Atmospheric Administration (“NOAA”), as one of the Federal Natural Resources Trustees, sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enter into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has responded through its common counsel to request that discussions relating to such an agreement be postponed until 2008, due in part to the pending FFS proposal by EPA. Tierra plans to continue to participate in the PRRP group with regard to this matter.

As of September 30, 2007, YPF Holdings has reserved approximately U.S.$16.0 million in connection with the foregoing matters related to the Passaic River, the Newark Bay and the surrounding area. This amount principally consists of estimated costs for studies and other work Maxus and Tierra have already agreed to undertake. During the last quarter of 2007, we have evaluated several remediation scenarios for the lower eight miles of the Passaic River, which have resulted in an increase of approximately U.S.$25 million in our reserves as of December 31, 2007. The development of new information or the imposition of natural resource damages or remedial actions differing from the scenarios we have evaluated could result in Maxus and Tierra incurring additional costs to the amount currently reserved.

Hudson and Essex Counties, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (the “Kearny Plant”). Tierra, on behalf of Occidental, is providing financial assurance in the amount of U.S.$20 million for performance of the work associated with the issues described below.

In May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers (the “Respondents”) directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and for the conduct of a study by paying the DEP a total of U.S.$19.55 million. Second, the DEP filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of U.S.$2.3 million dollars allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. The parties have engaged in discussions (including mediation) regarding possible settlement; however, there is no assurance that these discussions will be successful.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and certain other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. A report of those test results has been submitted to the DEP for its comments. What, if any, additional work will be required is expected to be determined once the results of this testing have been analyzed by the DEP.

In November 2005, several environmental groups sent a notice of intent to sue the owner of the property adjacent to the former Kearny Plant and five other parties, including Tierra, under the Resource Conservation and Recovery Act. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

As of September 30, 2007, YPF Holdings has reserved a total of approximately U.S.$20.4 million in connection with the foregoing chrome-related matters. Soil action levels for chromium in New Jersey have not been finalized, and the DEP continues to review the proposed action levels. The cost of addressing these chrome-related matters could increase significantly depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. From about 1912 through 1976, Chemicals operated manufacturing facilities in Painesville, Ohio (the “Painesville Works”). The operations there over the years involved several discrete but contiguous plant sites over an area of about 1,300 acres. The primary area of concern historically has been Chemicals’ former chromite ore processing plant (the “Chrome Plant”). The Ohio Environmental Protection Agency (OEPA) has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved. YPF Holdings has reserved a total of approximately U.S.$11.3 million as of September 30, 2007 for its estimated share of the cost to perform the remedial investigation and feasibility study (“RIFS”), the Remediation Work and other operation and maintenance activities at this site.

Greens Bayou, Texas. Pursuant to settlement agreements with the Port of Houston Authority (the “Port”) and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where dichloro-diphenyl-trichloroethane (“DDT”) and certain other chemicals were manufactured. At September 30, 2007, YPF Holdings has reserved approximately U.S.$21.8 million for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, the parties have engaged in settlement discussions with Natural Resources Trustees in connection with claims for natural resources damages. The amount of natural resources damages and the parties’ obligations in respect thereof are unknown at the present time.

Third Party Sites. In June 2005, the EPA designated Maxus as a potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas Site in Milwaukee, Wisconsin. The basis for this designation is Maxus’ alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminary work in connection with the RIFS in respect of this site commenced in the second half of 2006. Maxus has reserved approximately U.S.$0.25 million as of September 30, 2007 for its estimated share of the costs of the RIFS, which is included in the U.S.$2.4 million total discussed below. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus is responsible for certain liabilities attributable to Occidental, as successor to Chemicals, in respect of the Malone Service Company Superfund Site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986.

Chemicals has also been designated as a PRP by the EPA under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”) with respect to a number of third party sites where hazardous substances from Chemicals’ plant operations allegedly were disposed or have come to be located. Numerous PRPs have been named at substantially all of these sites. At several of these, Chemicals has no known exposure. At September 30, 2007, YPF Holdings had reserved approximately U.S.$2.4 million in connection with its estimated share of costs related to the foregoing third party sites.

“Agent Orange” and VCM Litigation. In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. This decision will require Maxus to accept responsibility for various matters which it has refused indemnification since 1998, which could result in the incurrence of material costs in addition to YPF Holdings’ current reserves for this matter. This decision will also require Maxus to reimburse Occidental for past costs on these matters. Maxus believes that its current reserves are adequate for these past costs and is currently evaluating the decision of the Court of Appeals. As of September 30, 2007, YPF Holdings had reserved approximately U.S.$14.9 million in respect of this matter.

Turtle Bayou Litigation. In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs for the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. Judgment was recently entered in this action, and Maxus filed a motion for reconsideration which was partially successful. As a result, the court’s decision requires Maxus to pay, on behalf of Occidental, approximately 16% of those costs incurred by one of the plaintiffs. Maxus has appealed. As of September 30, 2007, YPF Holdings has reserved U.S.$0.8 million in respect of this matter.

YPF Holdings, including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on the Company’s financial condition. YPF Holdings has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties. Such contractual, financial and/or performance commitments are not material, except perhaps those commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618. Total commitments for the Neptune Prospect are U.S.$75 million in 2007 and U.S.$17.1 million in 2008.

Employees

As of September 30, 2007, we had approximately 11,650 employees, including approximately 5,774 employees of the Refining and Marketing business segment, approximately 1,795 employees of the Exploration and Production business segment, and approximately 565 employees of the Chemical business segment.

Approximately 52% of our employees are represented by one labor union (Federación Sindicatos Unidos Petroleros Hidrocarburíferos) that negotiates labor agreements with us. At the end of 2006, we began new labor union negotiations, that resulted in our extending our labor agreement until year 2010. The negotiations also involved economic and social conditions for our employees that are addressed in the labor agreement. We consider the current relations with our workforce to be good. However, we and other industry participants are subject to work stoppages and other industrial actions. See “Business—Legal Proceedings” for a description of litigation with certain former employees.

As part of our privatization, we restructured our internal organization and significantly reduced the number of our employees. We reduced our work force from over 51,000 employees (including approximately 15,000 personnel under contract) at December 31, 1990 to approximately 7,500 at December 31, 1993. We paid to the employees affected by these reductions the termination payments required under Argentine labor laws which amounted to Ps.686 million. In connection with the reduction in our workforce, we have received notice of approximately 2,219 lawsuits brought by former employees as of September 30, 2007. A substantial majority of such suits have been brought by former employees who allege that they received insufficient severance payments in connection with their dismissal, the unsettled YPF stocks, according to the “Regime of Participated Property” (this regulation was denominated to the sale of employees’ YPF stocks), and various job-related illnesses, injuries, typically seek unspecified relief. The outcome of this type of litigation depends on factual issues that vary from case to case, and it is not always feasible to predict the outcome of particular cases.

Based on the number and character of the lawsuits already commenced, however, the estimated likelihood of additional claims in view of the number of dismissed employees, applicable statutes of limitations, the legal principles involved in the suits and the financial statement reserves previously established, our management does not expect the outcome of these lawsuits to have a material adverse effect on our financial condition or future results of operations.

Maxus (a YPF subsidiary) has a number of trustee noncontributory pension plans covering substantially all full-time employees. The benefits provided by these plans are based on the number of years of employment and the compensation earned during those years. This company has other noncontributory pension plans for executive officers, selected key employees and former employees of the Maxus Group. The Maxus career average pension plan was frozen effective March 1, 2007. The Maxus savings plan was amended effective March 1, 2007 to include the non-elective component, through which the plan’s sponsor contributes 7.5% of the employees’ annual base salary. Maxus also grants benefits for health care, life insurance and other social benefits to some of its employees who retire early. The amounts payable accrue over the employee’s years of service.

We also had approximately 19,000 third-party employees under contract as of December 31, 2006, mostly under contract with large international service providers. Although we have policies regarding compliance with labor and social security obligations by its contractors, we are not in a position to ensure that contractors’ employees will not initiate legal actions to seek indemnification from us based upon a number of Argentine judicial labor court precedents recognizing joint and several liability between the contractor and the entity to which it is supplying services under certain circumstances.

The following table provides a breakdown of our employees by business units as of September 30, 2007.

Employees by Business Units
Exploration & Production	1,795
Domestic	1,696
International	21
Natural Gas & Electricity	78
Refining and Marketing	5,774
Domestic	3,025
OPESSA	2,749
Chemical	565
A-Evangelista S.A.	2,690
Corporate and other	787
Total YPF	11,611

The following table provides a breakdown of our employees by geographic locations.

Employees by Geographic Location
Argentina	11,590
USA	20
Spain	1
Total YPF	11,611

Property, Plant and Equipment

Most of our property, consisting of interests in crude oil and natural gas reserves, refineries, storage, manufacturing and transportation facilities and service stations, is located in Argentina. We also own property in the United States. See “—Exploration and Production—Principal properties—International properties–United States.”

There are several classes of property which we do not own in fee. Our petroleum exploration and production rights are in general based on sovereign grants of concession. Upon the expiration of the concession, our exploration and production assets associated with the particular property subject to the relevant concession revert to the government. In addition, as of December 31, 2006, we leased 88 service stations to third parties and also had activities with service stations that are owned by third parties and operated by them under a supply contract with us for the distribution of our products.

MANAGEMENT

Board of Directors

Our business and affairs are managed by the Board of Directors in accordance with our bylaws and the Argentine Corporations Law No. 19,550 (the “Argentine Corporations Law”). Our bylaws provide for a Board of Directors of seven to fourteen members, as agreed at the shareholders’ meeting, and up to an equal number of alternates. Alternates are those elected by the shareholders to replace directors who are absent from meetings or who are unable to exercise their duties, when and for whatever period appointed to do so by the Board of Directors. Alternates have the responsibilities, duties and powers of directors only if and to the extent they are called upon to attend board meetings or for such longer period as they may act as replacements.

Directors shall hold office from one to three years, as determined by the shareholders’ meetings. At the shareholders’ general ordinary and extraordinary meeting held on March 7, 2008 the holders of Class B shares and Class C shares and Class D shares, voting as a single class, appointed 13 directors to serve a two-year term and five alternates to serve a two-year term, all of them representatives of Class D shares.

In accordance with our bylaws, the Argentine government, sole holder of Class A shares, is entitled to elect one director and one alternate. The current director representative of Class A shares was appointed to serve up to a one-year term.

Under the Argentine Corporations Law, a majority of our directors must be residents of Argentina. All directors must establish a legal domicile in Argentina for service of notices in connection with their duties.

Our bylaws require the Board of Directors to meet at least once every quarter in person or by video conference, and a majority of directors is required in order to constitute a quorum. If a quorum is not met one hour after the start time set for the meeting, the President or his substitute may invite alternates of the same class as that of the absent directors to join the meeting, or call a meeting for another day. Resolutions must be adopted by a majority of the directors present, and the President or his substitute is entitled to cast the deciding vote in the event of a tie.

The composition of certain of our Board committees, as well as the roles of certain members thereof, will change upon the implementation of the requirements of the shareholders’ agreement between Repsol YPF and Petersen Energía. See “Selling Shareholders.”

The current members of our Board of Directors, the year in which they were appointed and the year their current term expires are as follows:

Name	Position	Director Since	Term Expires
Antonio Brufau Niubo	Chairman and Director	2004	2009
Sebastián Eskenazi	Executive Vice-Chairman, Chief Executive Officer and Director	2008	2009
Enrique Eskenazi	Vice-Chairman and Director	2008	2009
Antonio Gomis Sáez	Chief Operating Officer and Director	2007	2009
Aníbal Guillermo Belloni	Director	2008	2009
Mario Blejer	Director	2008	2009
Carlos Bruno	Director	2008	2009
Santiago Carnero*	Director	2008	2009
Carlos de la Vega	Director	1993	2009
Matías Eskenazi Storey	Director	2008	2009
Eduardo Elsztain	Director	2005	2009
Salvador Font Estrany	Director	2008	2009
Federico Mañero	Director	2005	2009
Fernando Ramirez Mazarredo	Director	2008	2009
Luis Suárez de Lezo Mantilla	Director	2008	2009
Javier Monzón	Director	2005	2009
Mario Vázquez	Director	2008	2009
Alejandro Quiroga López	General Counsel and Alternate Director	2004	2009
Gonzalo López Fanjul	Alternate Director	2005	2009
Alfredo Pochintesta	Alternate Director	2008	2009
Rafaél Lopez Revuelta	Director of Chemicals and Alternate Director	2008	2009
Tomás García Blanco	Director of Exploration and Production and Alternate Director	2008	2009
Fabián Falco	Director of Communication and External Relations and Alternate Director	2008	2009
Walter Forwood	Chief Financial Officer and Alternate Director	2008	2009
Fernando Dasso	Director of Human Resources and Alternate Director	2008	2009
Carlos Jimenez	Director of Management Control and Alternate Director	2008	2009
Carlos Alfonsi	Alternate Director	2008	2009
Ezequiel Eskenazi Storey	Alternate Director	2008	2009
Mauro Renato José Dacomo	Alternate Director	2008	2009
Ignacio Cruz Morán	Alternate Director	2008	2009
Eduardo Ángel Garrote	Alternate Director	2008	2009

___________
* Representing our Class A shares.

None of the members of the Board of Directors owns shares in YPF.

Directors’ outside business interests and experience

Antonio Brufau Niubo

Mr. Brufau Niubo graduated with an economics degree from the University of Barcelona. From 1999 to 2004, he acted as managing director for the La Caixa Group. He served as a member of the Repsol YPF Board of Directors from 1996 until becoming chairman and CEO of Repsol YPF in October 2004, a position he currently occupies. He was appointed chairman of Gas Natural group in July 1997 and is now vice chairman of the group. From July 2002 to July 2005, he served as chairman of Barcelona’s Círculo de Economía. Mr. Brufau has served on the boards of several other companies, including Suez; Enagás; Abertis; Aguas de Barcelona; Colonial and Caixa Holding; the CaixaBank France and CaixaBank Andorra. Until December 2005, he was the only Spanish member of the Executive Committee of the International Chamber of Commerce.

Antonio Gomis Sáez

Mr. Gomis Sáez graduated with a chemical engineering degree from the Complutense University of Madrid and a master’s in business administration from IESE Business School – University of Navarra in Spain. He began his career in 1974 at the Repsol YPF Petróleo refinery in Puertollano, Ciudad Real and later went to work at the International Energy Agency in Paris founded by the Organization for Economic Cooperation and Development (“OECD”). He served as advisor to the General Secretary of Energy and Mineral Resources at the Spanish Ministry of Energy. In 1986 he joined the Instituto Nacional de Hidrocarburos, where he was appointed managing director of international and institutional relations of Repsol YPF. From 1997 to 2000, he was general director of energy at the Spanish Ministry of Industry and Energy. From September 2000 to November 2004, he was corporate director of external relations, overseeing investor and media relations. In January 2005 he was appointed CEO of Repsol YPF Química and managing director of Repsol YPF’s Chemicals Europe and Rest of the World. In July 2007 he was appointed director of our company and in August 2007 he became our Chief Executive Officer and served in that capacity until March 2008. Since March 2008, he has served as our Chief Operating Officer.

Carlos Bruno

Mr. Bruno graduated with a degree in architecture from the University of Buenos Aires. He is president and co-founder of the Centro de Investigaciones para la Transformación. He has participated in the creation of the Center of International Economy while being a member of the Ministry of Foreign Relations. He was the Undersecretary of Economic Integration and Secretary of International Economy Relations from 1984 to 1989 and was appointed Ambassador V with the Senate’s approval. His areas of expertise are international economic relations and international trade.

Santiago Carnero

Mr. Carnero graduated as a certified public accountant from the University of La Plata in Argentina. He has been a professional advisor in accounting, taxation and labor matters, and corporate organizational and constitutional matters. He has also served as an external auditor for public and private organizations. Since 2004, Mr. Carnero has served as advisor to the Bicameral Commission of Expense Control and Intelligence Activities of the National Congress of Argentina.

Carlos de la Vega

Mr. de la Vega was director of La Caja ART from 1996 to 2004 and director of Luncheon Tickets from 1991 to 1998. Since April 2003 he has been president of the Argentine Chamber of Commerce, a position he also held from 1988 to 1993. He has been a member of our Board of Directors for Class D shares since 1993, and until 1996 he was director of Institutional Relations of Ciba-Geigy Argentina. He has been a member of our Audit Committee from 1993 to 1997 and from 2004 to the present.

Eduardo Elzstain

Mr. Elsztain has more than 20 years of experience in the real estate industry. In 1990, he founded Consultores Asset Management, a leading portfolio management firm that has been a pioneer investor in Latin America and in other emerging countries. He serves as the chairman of Cresud, a leading agricultural company in Latin America devoted to the operation and formation of a valuable portfolio of land and a producer of soybeans, corn, wheat, beef cattle and milk. In addition he is a board member of BrasilAgro – Companhia Brasileira de Propriedades Agrícolas, and chairman of IRSA, Argentina’s largest and most diversified real estate company, with interests in office buildings, hotels and residential projects. He is also chairman of IRSA’s subsidiary, Alto Palermo S.A., Argentina’s leading shopping center company. Mr. Elsztain is vice-chairman of Banco Hipotecario S.A., Argentina’s largest mortgage bank.

Mr. Elsztain studied economics at the University of Buenos Aires and is a member of the World Economic Forum, the Group of Fifty and Asociación Empresaria Argentina (Argentine Business Association), among associations. Moreover, Mr. Elsztain is president of Fundación IRSA, Endeavor Argentina, Hillel Argentina and Museo de los Niños Abasto, among others.

Federico Mañero

Mr. Mañero graduated with a law degree from the San Sebastián Faculty of Law. He is president of Comunicación y Gestión de Entornos, and has more than 25 years of experience in managerial and consulting positions for organizations and private, public and political projects. He is an expert in strategic positioning and corporate communications, and has an international profile with professional activities in more than 50 countries and strong relations in Latin America. He is the founder of various nonprofit projects and organizations like Solidaridad Internacional, Programa de Cooperación Iberoamericana en Temas de Juventud (Organismo Iberoamericano de Juventud) and Movimiento por la Paz, el Desarme y la Libertad and is a regular collaborator with the Fundación Salvador Allende, Fundación Progreso Global and UNICEF. Mr. Mañero is a native speaker of Spanish and French.

Fernando Ramírez Mazarredo

Mr. Ramírez Mazarredo received his degree in Economic and Business Sciences from the University of Madrid and is a certified public accountant.  He was Chairman of the Spanish Financial Futures Market (Mercado Español de Futuros Financieros) from April 2004 to June 2005.

Luis Suárez de Lezo Mantilla

Mr. Suárez de Lezo Mantilla received his degree in Law from the Universidad Complutense of Madrid and is a State Attorney (on leave) specializing in Commercial and Administrative Law.

Javier Monzón

Mr. Monzón graduated with a degree in economics from the Complutense University of Madrid. He is chairman and CEO of Indra. He has a finance and management background. He has acted as corporate banking director of Caja Madrid, CFO and president of Telefónica International, executive vice president and member of the executive committee of Telefónica, worldwide partner of Arthur Andersen, managing partner of Corporate Finance Consulting Services and president of Alpha Corporate in Arthur Andersen Spain. He is a member of the boards of other companies, foundations and entrepreneurial organizations, such as our company, ACS and the American Chamber of Commerce.

Mario E. Vázquez

Mr. Vázquez graduated as a certified public accountant from the University of Buenos Aires. He has been a professor of auditing at the Economics School of the University of Buenos Aires. Mr. Vázquez has acted as CEO of Grupo Telefónica in Argentina and was a member of the Board of Telefónica, S.A. from 2000 to 2006. Mr. Vázquez is currently a member of the Board of Telefónica Internacional, S.A. (Spain) and of Telefónica Chile. He is also a member of the boards of directors or a statutory auditor of several companies (including Telefónica de Argentina S.A., Telefónica Holding de Argentina S.A., YPF S.A., Santander Río Seguros, Indra, Universia and Sheraton Hotels). He is a member of the board of F.I.E.L. (Latin American Foundation for Economic Investigation), Fundación Leer, the Argentine Chamber of Commerce, IDEA, CARI (Consejo Argentino para las Relaciones Internacionales) and Fundación Carolina. Mr. Vázquez was also partner and general director of Arthur Andersen (Pistrelli, Diaz y Asociados y Andersen Consulting – Accenture) for more than 20 years until his retirement in 1993.

Alejandro Quiroga López

Mr. Quiroga López graduated with a law degree from the University of Buenos Aires School of Law. Since 2001, he has been our general counsel and secretary of our Board of Directors. He was a partner at the law firm Nicholson & Cano from 1986 to 1997, a foreign associate at Davis Polk & Wardwell in 2000, and Undersecretary of Banking and Insurance at the Ministry of Economy of Argentina from 1997 to 1999. He was professor of banking and commercial law at the University of Cema. He was a member of the Executive Board of the University of Buenos Aires School of Law. He is also a graduate of the Wharton Advanced Management Program.

Gonzalo López Fanjul

Mr. López Fanjul graduated as a mining engineer from the University of Oviedo. He is a deputy director and director of certain companies in which we participate. He was previously our director of Exploration and Production.

Alfredo Pochintesta

Mr. Pochintesta has received degrees in public accounting and administration from the University of Buenos Aires. Mr. Pochintesta worked as a planning and administration manager in Pluspetrol S.A., planning manager in Petrosur S.A. and senior auditor at PriceWaterhouseCoopers. He worked for Astra for more than 18 years as CFO and since 1990 as head of the Gas and Electricity Division. Mr. Pochintesta joined Repsol YPF in 1999 when Repsol YPF purchased Astra. He was in charge of the LPG business for Latin America from 1999 to January 2005, when he was appointed marketing director. He also serves as director of a number of other companies.

Rafael López Revuelta

Mr. López Revuelta graduated as a chemical engineer from the Complutense University of Madrid and earned a master’s degree in business administration from IESE, Madrid. He has been a director in different areas of Repsol YPF since 1988.

Tomás García Blanco

Mr. García Blanco graduated with a degree in mining engineering from Oviedo University, a certificate in petroleum engineering from Oil & Gas Consultants International in Tulsa, Oklahoma and an IMD Managing Corporate Resources degree from Laussane University. He has developed his Exploration and Production career internationally in Spain, the United States, Egypt, Libya, Venezuela and Argentina. Mr. García Blanco has held several positions in Repsol YPF, including field engineer, reservoir engineer, production engineer, development manager, production manager, operations manager, business unit manager, director of technical staff and, since August 2006, he has been Director of Exploration and Production for Argentina and Bolivia.

Fabián Falco

Mr. Falco has been our Director of Communication and External Relations since 2001. He was director of external relations and corporate marketing of Aguas Argentinas and director of external communications and press of Bridas S.A.

Walter Forwood

Mr. Forwood graduated with a bachelor’s degree in economics from the Universidad Argentina de la Empresa and a master of science in finance from Florida International University. He began his career at Bank of Boston and Continental Bank, Argentina. Mr. Forwood joined Industrias Metalúrgicas Pescarmona in 1993 and subsequently served as CFO of Corporación Impsa. In 1997, he joined Cisneros Television Group and held the positions of CFO of Cisneros Television Group and Ibero-American Media Partners, vice chairman of Imagen Satelital and COO of El Sitio Inc. In 2001, Mr. Forwood became CFO of Verizon Communications Inc., chairman and CEO of CTI, CFO of Telefónica de Puerto Rico, general manager of Verizon Wireless of Puerto Rico, and COO of Telefónica de Puerto Rico. Mr. Forwood is currently our Chief Financial Officer.

Fernando Dasso

Mr. Dasso graduated with a labor relations degree from the University of Buenos Aires. In 1993, he joined our company and has held several positions within our company ever since. In 2006, he was appointed Director of Human Resources in the Exploration and Production business unit for Argentina, Bolivia and Brazil. Since June 2007, he has been our Director of Human Resources.

Carlos Jiménez

Mr. Jiménez graduated with a degree in chemical engineering from the Complutense University of Madrid, Spain and received a master’s degree in business administration and financial management from the Polytechnic University of Madrid. In addition, he completed the Program of Management Development (Programa de Desarrollo Directivo) at the Institut Européen d’Administration des Affaires (INSEAD). Mr. Jiménez began his professional career as a Process and Startup Engineer in 1980 with a leading engineering and construction company, while also being employed as Professor at the Complutense University of Madrid. In 1986 he joined Petronor, S.A., part of the Repsol YPF group, as head of the Department of Technical Studies in the area of commercial planning and coordination. In 1999, he became Director of Refining in the area of strategic planning and development of Repsol YPF. During the period 2002 to 2004, he was Director of the Refining and Marketing business unit in Brazil. From 2004 to 2007, he was Technical Director of Refining and Logistics. In addition, Mr. Jiménez is a member of the boards of directors of Oiltanking-Ebytem S.A., Oldelval S.A. and OTA and OTC S.A. He is also the President of the Refinery Committee of ARPEL. Currently, Mr. Jimenez is our Director of Management Control.

Carlos Alfonsi

Mr. Carlos Alberto Alfonsi graduated with a chemistry degree from Universidad Tecnológica of Mendoza, Argentina, an IMD Managing Corporate Resources degree from Lausanne University and studied at the Massachusetts Institute of Technology. In 1987, he joined our company and has held several positions in our company and Repsol YPF, including operations manager, director of the La Plata refinery, operational planning director, trading and transport director for Latin America, refinery and marketing director in Peru, country manager for Peru, and R&M for Peru, Chile, Ecuador and Brazil. Since January 2008, he has been our company’s Director of Refining and Logistic operations.

Board practices

In accordance with the Argentine Corporations Law, directors have an obligation to perform their duties with loyalty and with the diligence of a prudent business person. Directors are jointly and severally liable to us, our shareholders and to third parties for the improper performance of their duties, for violating the law or our bylaws or regulations, and for any damage caused by fraud, abuse of authority or gross negligence. Specific duties may be assigned to a director by the bylaws, company regulations, or by resolution of the shareholders’ meeting. In such cases, a director’s liability will be determined by reference to the performance of such duties.

Only shareholders, through a shareholders’ meeting may authorize directors to engage in activities in competition with us. Transactions or contracts between directors and us in connection with our activities are permitted to the extent they are performed under fair market conditions. Transactions that do not comply with the Argentine Corporations Law require prior approval of the Board of Directors or the Supervisory Committee. In addition, these transactions must be subsequently approved by the shareholders at a general meeting. If our shareholders do not approve the relevant transaction, the directors and members of the Supervisory Committee who approved such transactions are jointly and severally liable for any damages caused to us.

Any director whose personal interests are adverse to ours shall notify the Board of Directors and the Supervisory Committee and abstain from voting on such matters. Otherwise, such director may be held liable to us.

A director will not be liable if, notwithstanding his presence at the meeting at which a resolution was adopted or his knowledge of such resolution, a written record exists of his opposition to such resolution and he reports his opposition to the Supervisory Committee before any complaint against him is brought before the Board of Directors, the Supervisory Committee, the shareholders’ meeting, the appropriate governmental agency or the courts. Any liability of a director to us terminates upon approval of the director’s actions by the shareholders at a general meeting, provided that shareholders representing at least 5% of our capital stock do not object and provided further that such liability does not result from a violation of the law, our bylaws or other regulations.

The Audit Committee

The Transparency Decree and Resolutions No. 400/02 and No. 402/02 of the CNV, require that Argentine public companies appoint an audit committee (comité de auditoria) composed of at least three members of the Board of Directors. The bylaws or the regulations of the Board of Directors must set forth the composition and regulations for the operation of the Audit Committee. A majority of the members of the Audit Committee must be independent directors. See “—Independence of the Members of our Board of Directors and Audit Committee” below.

Our Audit Committee was created on May 6, 2004. The members of the Audit Committee currently are: president Mario Vázquez, members Mario Blejer, Carlos de la Vega, Federico Mañero and Carlos Bruno, and alternate members Javier Monzón and Eduardo Elsztain.

Mario Vázquez was determined by our Board of Directors to be an “Audit Committee Financial Expert” pursuant to the rules and regulations of the SEC.

Executive directors may not sit on the Audit Committee.

Our Audit Committee, among other things:

•	periodically inspects the preparation of our financial and economic information;

•	reviews and opines with respect to the Board of Directors’ proposals regarding the designation of the external auditors and the renewal, termination and conditions of their appointment;

•	evaluates internal and external audit work, monitors our relationship with the external auditors, and assures their independence;

•	provides appropriate disclosure regarding operations in which there exists a conflict of interest with members of the corporate committees or controlling shareholders;

•	opines on the reasonability of the proposals by the Board of Directors for fees and stock option plans of the directors and administrators;

•	verifies compliance with applicable national or international regulations in matters related to behavior in the stock markets; and

•	ensures that the internal Code of Ethics complies with normative demands and is adequate.

Activities of the audit committee

The Audit Committee, which pursuant to its regulations meets as many times as needed and at least once every quarter, held ten meetings between April 2006 and March 2007.

Performing its basic function of supporting the Board of Directors in its oversight duties, the Audit Committee periodically reviews economic and financial information relating to us, supervises the internal financial control systems and oversees the independence of the external auditors.

Economic and financial information

With the help of the Chief Financial Officer and considering the work performed by our external and internal auditors, the Audit Committee analyzes the consolidated annual and quarterly financial statements before they are submitted to the Board of Directors.

In addition, because our shares are traded on the NYSE, pursuant to U.S. law we must include our annual financial information in an annual report on Form 20-F, which must be filed with the SEC. The Audit Committee reviews such annual report before it is submitted to the SEC.

Oversight of the internal control system

To supervise the internal financial control systems and ensure that they are sufficient, appropriate and efficient, the Audit Committee oversees the progress of the annual internal audit, which is aimed at identifying our critical risks.

Throughout each year, the Audit Committee is informed by our internal audit department of the most relevant facts and recommendations arising out of its work, and the status of the recommendations issued in prior years.

We have aligned the internal control system for financial reporting with the requirements established by Section 404 of the Sarbanes-Oxley Act, a process supervised by the Audit Committee. These regulations require that, along with the annual audit, a report must be presented from our management relating to the design, maintenance and periodic evaluation of the internal control system for financial reporting, accompanied by a report from our external auditor. Several of our departments are involved in this activity, including the internal audit department. Our external auditor reported on our internal control system for financial reporting as of December 31, 2006.

Relations with the external auditors

The Audit Committee maintains a close relationship with the external auditors, allowing it to make a detailed analysis of the relevant aspects of the audit of financial statements and to obtain detailed information on the planning and progress of the work.

The Audit Committee also evaluates the services provided by our external auditors, determines whether the condition of independence of the external auditors, as required by applicable law, is met and monitors the performance of external auditors to ensure that it is satisfactory.

As of December 31, 2006, and as a consequence of the evaluation process described in the paragraph above, the Audit Committee had no objections to the re-election of Deloitte & Co. S.R.L. as our external auditors. The shareholders at a meeting held on April 13, 2007 approved the re-election of Deloitte & Co. S.R.L. as external auditors of the financial statements for the year ending December 31, 2007.

Independence of the Members of our Board of Directors and Audit Committee

Pursuant to CNV regulations, a director is not considered independent when such director (i) owns at least a 35% equity interest in a company, or a lesser interest if the director has the right to appoint one or more directors of the company, which we refer to as a “Significant Participation,” or has a Significant Participation in another company that in turn has a Significant Participation in the company or a significant influence on the company (“significant influence” is defined by Argentine GAAP); (ii) is a member of the Board of Directors of, or depends on, shareholders, or is otherwise related to shareholders, who have a Significant Participation in the company or another company in which these shareholders have a direct or indirect Significant Participation or significant influence; (iii) is or has been in the previous three years an employee of the company; (iv) has a professional relationship with, or is a member of a company that maintains professional relationships with, or receives remuneration (other than that received in consideration of his performance as a director) from the company or any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company, or with a third-party company that has a direct or indirect Significant Participation or a significant influence; (v) directly or indirectly sells or provides goods or services to the company or to any of its shareholders who has a direct or indirect Significant Participation in or significant influence on the company for an amount exceeding his remuneration as a member of the Board of Directors or audit committee; or (vi) is the spouse or parent (up to second grade of affinity or up to fourth grade of consanguinity) of persons who, if they were members of the Board of Directors or Audit Committee, would not be independent, according to the above-listed rules.

As of the date of this prospectus, we believe that Messrs. Carlos Bruno, Carlos de la Vega, Eduardo Elsztain, Federico Mañero, Javier Monzón, Mario Vázquez and Mario Blejer qualify as independent members of our Board of Directors under the above-described criteria.

Disclosure Committee

In February 2003, we created a Disclosure Committee to:

•	monitor the overall compliance with regulations and principles of conduct of voluntary application, especially in relation to listed companies and their corporate governance;

•	direct, establish and maintain procedures for the preparation of accounting and financial information to be approved and filed by us or which is generally released to the markets;

•
direct, establish and maintain internal control systems that are adequate and efficient to ensure that our financial statements included in annual and quarterly reports, as well as any accounting and financial information to be approved and filed by us, are accurate, reliable and clear;

•	identify significant risks to our businesses and activities that may affect the accounting and financial information to be approved and filed;

•
assume the activities that, according to U.S. laws and SEC regulations, are applicable to us and may be assumed by disclosure committees or other internal committees of a similar nature, especially those activities relating to the SEC regulations dated August 29, 2002 (“Certification of Disclosure in Companies’ Quarterly and Prospectus” —SEC Release number 33-8124), in relation to the support for the certifications by our Chief Executive Officer and Chief Financial Officer as to the existence and maintenance by us of adequate procedures and controls for the generation of the information to be included in its annual reports on Form 20-F, and other information of a financial nature;

•
take on activities similar to those stipulated in SEC regulations for a disclosure committee with respect to the existence and maintenance by us of adequate procedures and controls for the preparation and content of the information to be included in the annual financial statements, and any accounting or financial information to be filed with the CNV and other regulators of the stock markets on which our stock is traded; and

•	formulate proposals for an internal code of conduct on the stock markets that follow applicable rules and regulations or any other standards deemed appropriate.

In addition, the Disclosure Committee reviews and supervises our procedures for the preparation and filing of:

•	official notices to the SEC, the Argentine stock market authorities and other regulators of the stock markets on which our stock is traded;

•	interim financial reports;

•	press releases containing financial data on results, earnings, large acquisitions, divestitures or any other information relevant to the shareholders;

•	general communications to the shareholders; and

•	presentations to analysts, investors, rating agencies and lending institutions.

The Disclosure Committee is composed of certain of our executive officers, some of whom are also members of our Board of Directors.

The Disclosure Committee is currently composed of the following people:

Name	Position
Sebastián Eskenazi	Chief Executive Officer
Carlos Alfonsi	Director Refining and Logistics
Fernando Dasso	Director of Human Resources
Fabián Falco	Director of Communication and External Relations
Walter Forwood	Chief Financial Officer
Tomás García Blanco	Director Exploration and Production
Carlos Jiménez .	Director Management Control
Gabriel Leiva	Director Accounting and Administration
Rafael López Revuelta	Director Chemicals
Alfredo Pochintesta	Director of Marketing
Alejandro Quiroga López	General Counsel
Aquiles Rattia	Director of Reserves Control
Juan Carlos Rodríguez González	Director of Internal Audit

Executive Officers

The President of the Board of Directors, who, according to our bylaws, must be a Class D director, is elected by the Board of Directors to serve for a two-year term, but not to exceed his term as director. All other officers serve at the discretion of the Board of Directors and may be terminated at any time without notice.

All of our current senior executive officers are either members or alternate members of the Board of Directors.

Compliance with NYSE Listing Standards on Corporate Governance

On November 4, 2003, the SEC approved rules proposed by the NYSE intended to strengthen corporate governance standards for listed companies.

In accordance with the NYSE corporate governance rules, as of July 31, 2005, all members of the Audit Committee were required to be independent. Independence is determined in accordance with highly detailed rules promulgated by the NYSE and SEC. Each of the members of our Audit Committee was determined to be independent in accordance with the applicable NYSE and SEC rules.

Significant differences between our corporate governance practices and those required by NYSE listing standards

Non-U.S., NYSE-listed companies may, in general, follow their home country corporate governance practices in lieu of most of the NYSE corporate governance requirements. The NYSE rules, however, require that non-U.S. companies disclose any significant ways in which their specific corporate governance practices differ from U.S. companies under the NYSE listing standards.

The following is a summary of the significant differences between our corporate governance practices and those applicable to U.S. companies under the NYSE listing standards. Because more than 50% of our voting stock is held by another company, Repsol YPF, we would not be required to comply with the following NYSE corporate governance requirements even if we were a U.S. company: (i) having a majority of independent directors, (ii) corporate governance committee requirements, and (iii) compensation committee requirements.

Independence of the directors on the Board of Directors

In accordance with the NYSE corporate governance rules, a majority of the Board of Directors must be composed of independent directors, whose independence is determined in accordance with highly detailed rules promulgated by the NYSE. Other than as described under “—Independence of the Members of our Board of Directors and Audit Committee,” Argentine law does not regulate the independence of directors nor criteria for determining independence.

Compensation and nomination committees

In accordance with the NYSE corporate governance rules, all U.S. companies listed on the NYSE must have a compensation committee and a nominations committee and all members of such committees must be independent in accordance with highly detailed rules promulgated by the NYSE. Under Argentine law, these committees are not required.

Separate meetings for non-management directors

In accordance with NYSE corporate governance rules, independent directors must meet periodically outside of the presence of the executive directors. Under Argentine law, this practice is not required and as such, the independent directors on our Board of Directors do not meet outside of the presence of the other directors.

Code of Ethics

We have adopted a code of ethics applicable to the Board of Directors and all employees.

Compensation of Directors and Officers

The Argentine Corporations Law provides that the aggregate annual compensation paid to the members of the Board of Directors (including those directors acting in an executive capacity) with respect to a fiscal year may not exceed 5% of net income for such year if we are not paying dividends in respect of such net income. The Argentine Corporations Law increases the annual limitation on directors’ compensation up to 25% of net income if all of the net income for each year is distributed as dividends. Such percentage decreases proportionally based on the relation between the net income and the dividends distributed. In the case of directors that perform duties at special commissions or perform administrative or technical tasks, the aforesaid limits may be exceeded if a shareholders’ meeting so approves and the issue is expressly included in the shareholders’ meeting agenda. The compensation of the president and other directors acting in an executive capacity, together with the compensation of all other directors, must be approved by an ordinary general shareholders’ meeting as provided by the Argentine Corporations Law.

For the period ended September 30, 2007, the aggregate compensation paid to the members of the Board of Directors and our executive officers for services in all capacities was Ps.27.8 million.

During 2006, our performance-based compensation programs included a bonus plan for approximately 4,900 employees, including members of our senior management.

The bonus plan provides for cash to be paid to the participants based on a measurable and specific set of objectives under Repsol YPF’s “Management by Objectives Program” and the results of reviews of individual performance. All of the participants are YPF employees included at a specific salary level. The additional compensation that may be payable to each eligible employee in the bonus plan ranges from 15% to 55% of such employee’s annual base salary. Bonus percentages are fixed by the president of our Board of Directors with the approval of Repsol YPF’s Compensation Committee at the beginning of each calendar year. The total amount of bonuses awarded under the bonus plan cannot exceed 90% of the individual’s annual base salary and will be linked to the company’s net cash flow. We cannot give any assurances that this plan will not be changed in the future.

In 2006, Ps.1,968 million was accrued for eligible members of the Board of Directors and officers pursuant to a deferred compensation plan.

Our directors who are not also executive officers do not have any service contracts with us.

Supervisory Committee

The Supervisory Committee is responsible for overseeing management’s compliance with the Argentine Corporations Law, the bylaws and regulations (if any), and shareholders’ resolutions. The functions of the Supervisory Committee include, among others, attending all meetings of the Board of Directors, preparing a report of the financial statements for our shareholders, attending shareholders’ meetings and providing information upon request to holders of at least 2% of our capital stock.

The bylaws provide for a Supervisory Committee consisting of three to five members and three to five alternate members, elected to one-year terms. The Class A shares are entitled to elect one member and one alternate member of the Committee so long as one share of such class remains outstanding. The holders of Class D shares elect up to four members and up to four alternates. Under the bylaws, meetings of the Supervisory Committee may be called by any member. The meeting requires the presence of all members, and a majority vote among those in order to make a decision. The members and alternate members of the Supervisory Committee are not members of our Board of Directors. The role of our Supervisory Committee is distinct from that of the Audit Committee. See “—The Audit Committee.” For the period ended September 30, 2007, the aggregate compensation paid to the members of the Supervisory Committee was Ps.551 thousand.

The current members of the Supervisory Committee, the year in which they were appointed and the year their current term expires are as follows:

Name	Class of Shares Represented	Member Since	Term Expires
Silvana Rosa Lagrosa	A	2007	2008
Juan A. Gelly y Obes	D	2005	2008
Israel Lipsich	D	2008	2009
Santiago C. Lazzati	D	2005	2008
Carlos María Tombeur	D	2008	2009
Orlando Pelaya	A	2006	2008
Arturo F. Alonso Peña	D	2007	2008
Oscar Oroná	D	2008	2009
Edgardo A. Sanguinetti	D	2008	2009
Rubén Laizerowitch	D	2008	2009

Juan A. Gelly y Obes

Mr. Gelly y Obes graduated as a certified public accountant from the Belgrano University of Buenos Aires. He is a partner of the consulting firm Otero Cano & Asociados-Accountants, and he is a consulting accountant in legal matters to the board of directors of the Argentine Republic Central Bank. Previously, Mr. Gelly y Obes was a member of the statutory audit committees of Aerolineas Argentinas S.A. and Agritech Inversora S.A.

Silvana Rosa Lagrosa

Mrs. Lagrosa graduated as a certified public accountant from the University of Buenos Aires. She has been a member of the Sindicatura General de la Nación (SIGEN) since 2000, for which she acts as statutory auditor of our company, Lotería Nacional S.E., Ferrocarril General Belgrano S.A., Encotesa e.l. and LAFSA.

Santiago C. Lazzati

Mr. Lazzati graduated as a certified public accountant from the University of Buenos Aires. He was a partner of Arthur Andersen from 1974 until he retired in 1993 and was the head of the Audit and Business Advisory Division from 1975 to 1987 and Practice Director from 1987 until his retirement. He is currently an associate director in Deloitte, working in Argentina and other Latin American Countries Organization (LATCO) countries in consulting, especially in human capital services. He is a business consultant, specializing in topics related to management and human behavior. He is the author of fifteen books and many articles on accounting, auditing and business administration. Additionally, Mr. Lazzatti is assessor of the International Criminal Court in the Hague of all matters concerning the organization of the Office of the Prosecutor in charge, Dr. Luis Moreno Ocampo. Mr. Lazzati is the statutory auditor of Sheraton Hotels and Telefónica de Argentina and a full-time business administration professor of the Universidad Católica Argentina.

Arturo F. Alonso Peña

Mr. Peña received his law degree from the University of Buenos Aires School of Law in 1973. He was statutory auditor of Banco Hipotecario Nacional from 1995 to 2001. He was partner of M&M Bomchil law firm from 1980 to 1985, Chief of the trademark department of the National Intellectual Property Registry in 1979, and secretary of the Court of First Instance in commercial matters of the City of Buenos Aires from 1974 to 1978. He is currently an attorney with Severgnini, Robiola, Grinberg & Larrechea.

Orlando F. Pelaya

Mr. Pelaya graduated as a certified public accountant from the University of Lomas de Zamora in Argentina. He is a member of Sindicatura General de la Nación (SIGEN), for which he acts as statutory auditor of Educ.ar S.E., an educational web portal (a state company); INdeR S.E. (e.l.), the National Reinsurance Institute (a state company) and Interbaires S.A. In addition, he is an alternate statutory auditor of AySA S.A., an Argentine water company; CAMMESA, an electricity administration company; EDCADASSA S.A, a cargo airline; L.A.F.S.A., the Argentine federal airline; LT 10, administration radio company, and our company. He is also a control coordinator of other state companies.

Share Ownership of Executive Officers

None of our executive officers owns any of our shares.

SELLING SHAREHOLDERS

We are registering 98,328,198 Class D shares, including in the form of ADSs, covered by this prospectus on behalf of the selling shareholders. The names of the selling shareholders and information about their holdings and the offering will be set forth in one or more supplements to this prospectus.

On February 21, 2008, Petersen Energía S.A. (“Petersen Energía”) purchased 58,603,606 of our ADSs, representing 14.9% of our capital stock, from Repsol YPF for U.S.$2,235 million (the “Petersen Transaction”). In addition, Repsol YPF also granted certain members of the Eskenazi family, who are affiliates of Petersen Energía, options to purchase up to an additional 10.1% of our outstanding capital stock within four years (the “Petersen Options”).

58,603,606 Class D shares, in the form of ADSs, registered hereunder are subject to a pledge in favor of certain lenders financing Petersen Energía’s purchase of ADSs in connection with the Petersen Transaction.  39,724,592 of the Class D shares, including in the form of ADSs, registered hereunder evidence the securities that certain members of the Eskenazi family, affiliates of Petersen Energía, may acquire in connection with the Petersen Options using financing obtained from certain lenders to whom the securities purchased under the Petersen Options will be pledged as collateral.  The purpose of this registration is to permit certain pledgees of the ADSs purchased in connection with the Petersen Transaction and certain pledgees of the securities purchased under the Petersen Options (if any), and their respective donees, transferees and other successors-in-interest that receive the resale securities covered by this prospectus as a gift, distribution or other transfer (including a purchase) after the date of this prospectus, to resell such securities when and as they deem appropriate, in each case in the event that such pledgees become entitled to exercise their pledges over such securities and become the beneficial owners of such securities. We do not know when or in what amounts the selling shareholders may offer securities for sale.  The selling shareholders may not come into the possession of any securities or may elect not to sell any or all of the securities offered by this prospectus.

The following are summaries of certain material terms of the agreements entered into by Repsol YPF, Petersen Energía and certain of their respective affiliates in connection with the Petersen Transaction and the Peterson Options, as described in Repsol YPF’s public filings.

Share Purchase Agreement and Related Financing Agreements

Pursuant to the share purchase agreement, Petersen Energía purchased 58,603,606 ADSs, representing 14.9% of our outstanding capital stock, from Repsol YPF for a total purchase price of U.S.$2,235 million, or U.S.$38.13758 per ADS. Such purchase and sale is subject to a post-closing condition of certain regulatory antitrust approvals, consents and authorizations being obtained within 12 months from the date of the share purchase agreement. In the event that such approvals, consents and authorizations are not obtained, Repsol YPF has agreed with Petersen Energía and the lenders under the senior secured term loan facility referred to below to unwind the Petersen Transaction.

Petersen Energía’s purchase of our securities was financed by the drawdown of U.S.$1,026 million under a senior secured term loan facility provided by certain financial institutions, U.S.$1,015 million under a seller credit agreement entered into with Repsol YPF and equity provided by Peterson Energía's shareholders. The seller credit agreement matures on February 21, 2018 or the immediately preceding business day if such date is not a business day. Principal payments are required to be made at certain periodic intervals commencing in 2013 until the maturity date. The loan under the seller credit agreement bears interest at 8.12% per year through and including May 15, 2013, and thereafter at 7.0% per year and contains other customary terms and provisions.

Securities purchased by Petersen Energía are pledged as collateral under the senior secured term loan facility and the seller credit agreement. The seller credit agreement is subordinated to the senior secured term loan facility.

Option Agreements

Repsol YPF granted certain members of the Eskenazi family, who are affiliates of Petersen Energía, an option to purchase the number of Class D shares or ADSs amounting to 0.1% of our capital stock, pursuant to the first option agreement, and an option to purchase an additional number of Class D shares or ADSs amounting to 10.0% of our capital stock (collectively, the “Option Shares”), pursuant to the second option agreement, subject to certain terms and conditions. The Petersen Options expire on February 21, 2012. The exercise price per Option Share shall be determined in accordance with the following formula: (i) U.S.$15 billion multiplied by the consumer price index published monthly by the United States Bureau of Labor Statistics for the period from the date of the option agreements through the exercise date, (ii) plus or minus our accumulated results from the date of the option agreements through the exercise date (with certain adjustments for taxes paid), determined based on our financial statements for the fiscal years ending after the date of the option agreements, (iii) minus dividends paid from the date of the option agreements through the exercise date, (iv) plus or minus any changes in our share capital, (v) divided by the number of shares outstanding on the exercise date.

The beneficiaries of the Petersen Options may only exercise their purchase rights under the first option agreement once and with respect to all of the Class D shares or ADSs subject to the agreement. The beneficiaries of the Petersen Options may exercise their purchase rights under the second option agreement on one or more occasions during the exercise period of such second option agreement.

Subject to certain terms and conditions contained in the Petersen Options, Repsol YPF has agreed to provide financing of up to 48% of the exercise price required to be paid for the Option Shares purchased by certain members of the Eskenazi family pursuant to the Petersen Options. Repsol YPF has also agreed to finance or guarantee the financing of up to 100% of the price that the members of the Eskenazi family would be required to pay to purchase shares from other shareholders through a mandatory tender offer as a result of Petersen Energía and its affiliates, including certain members of the Eskenazi family, acquiring an interest in our capital stock of greater than 15%. This commitment is limited to a maximum amount equivalent to the price necessary to purchase Class D shares or ADSs equal to 0.9% of our capital stock, which corresponds to the percentage of shares that were not owned by Repsol YPF prior to the Petersen Transaction.

The beneficiaries of the Petersen Options agreed that, if they exercise their option under the second option agreement, they will not transfer for a period of five years the 10% of our outstanding capital stock that is subject to that agreement, but have not made such an agreement as to the 0.1% of our outstanding capital stock that is subject to the first option agreement.

Shareholders’ Agreement

Petersen Energía, Repsol YPF and certain affiliates of Repsol YPF entered into a shareholders’ agreement on February 21, 2008 in connection with the Petersen Transaction establishing certain rights and obligations in connection with our governance and certain procedures for and limitations on transfers of our shares, among other matters. The following is a summary of certain material terms of the shareholders’ agreement based on Repsol YPF’s public filings.

Voting at Shareholders’ Meetings

Repsol YPF and Petersen Energía have agreed to discuss and reach agreement on their voting with respect to proposals presented at shareholders’ meetings involving certain matters, including certain increases or any reductions in our capital (except reductions that are legally required), the merger, divestiture or dissolution of our company or certain of our subsidiaries, the divestiture of material assets of our company or certain of our subsidiaries, the modification of our bylaws, and the designation or removal of our external auditors, among other matters. In the event that Repsol YPF and Petersen Energía cannot reach an agreement on any of these matters, they have agreed to vote against such matters.

Composition of our Board of Directors

Repsol YPF and Petersen Energía have agreed that the composition of our Board of Directors shall reflect a proportional representation of Repsol YPF’s and Petersen Energía’s interests in our capital stock, with (i) Repsol YPF retaining the right to appoint the majority of the members of our Board of Directors for so long as it holds the majority of our capital stock, and (ii) Petersen Energía having the right to appoint at least five members to our Board (or three members in the case that its interest in our outstanding capital stock falls below 10%).

Appointment of Directors and Officers and Certain Board Decisions

Repsol YPF and Petersen Energía have agreed that the Chairman of our Board of Directors and our Chief Operating Officer shall be designated by Repsol YPF while our Chief Executive Officer will be designated by Petersen Energía. They have agreed that initially Mr. Antonio Brufau will remain the Chairman of our Board of Directors, Mr. Sebastián Eskenazi will serve as our Chief Executive Officer, Mr. Antonio Gomis will serve as our Chief Operating Officer and Mr. Enrique Eskenazi will serve as a director and Non-Executive Vice President of the Board. When Mr. Enrique Eskenazi ceases to be a director, such non-executive vice presidency will remain vacant.

Certain decisions of our Board of Directors shall require the affirmative vote of the directors representing Repsol YPF and Petersen Energía, including any action that results in any of the specific matters discussed under “—Voting at Shareholders’ Meetings” above, the reduction of our direct or indirect interest in certain of our subsidiaries, the contracting of debts, guarantees or investments that contractually limit the payment of dividends or cause our consolidated debt to EBITDA ratio to reach or exceed 3:1, undertake non-budgeted investments or acquisitions that individually exceed U.S.$250 million, and the requesting of the declaration of insolvency or bankruptcy, among other matters. In the event that Repsol YPF and Petersen Energía cannot reach an agreement on any of these specific matters, they have agreed to instruct their directors to vote against such matters.

Lock-Ups and Transfer Restrictions

Petersen Energía has agreed not to sell any shares of our capital stock for a period of five years, subject to certain exceptions, including the condition that Repsol YPF continues to hold at least 35% of our outstanding capital stock. In addition, if our dividend payments are insufficient for Petersen Energía to meet its obligations under the senior secured term loan facility, or if Petersen Energía repays the senior secured term loan facility in full, Petersen Energía may sell shares of our capital stock, so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether the beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases).

Repsol YPF has agreed to hold at least 50.01% of our capital stock for a period of at least five years, unless Petersen Energía repays the senior secured term loan facility in full. Once the senior secured term loan facility has been repaid in full, Repsol YPF has agreed to hold at least 35% of our capital stock, so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether its affiliates that are beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases), provided that Repsol YPF may sell shares to a purchaser that is a “first-tier” company in the oil and gas industry and agrees to be bound by the terms of the shareholders’ agreement.

After five years: (i) Petersen Energía may transfer its shares without limitation; and (ii) so long as Petersen Energía maintains a minimum interest in our capital stock of between 10% and 15% (depending on whether its affiliates that are beneficiaries of the Petersen Options have fully exercised the Petersen Options and excluding certain dilution events in respect of capital increases), Repsol YPF must maintain an interest that, combined with Petersen Energía’s holdings, amounts to 40% of our outstanding capital stock, subject to certain conditions, provided that Repsol YPF may sell shares to a purchaser that is a “first-tier” company in the oil and gas industry and agrees to be bound by the terms of the shareholders’ agreement.

Public Offering

Repsol YPF and Petersen Energía have agreed that Repsol YPF may engage in a public stock offering of at least 10% of our outstanding capital stock and Repsol YPF has filed a registration statement covering 20% of our capital stock to be offered in such offering, which may occur before or after the sale of any securities covered by this prospectus.

Tag-Along Rights, Right to Participate in Public Offering and Right of First Refusal

If Petersen Energía has repaid the senior secured term loan facility in full, when Repsol YPF sells more than 5% of our outstanding capital stock, Petersen Energía shall have a pro rata tag-along right with respect to such sale by

Repsol YPF. Petersen Energía also has rights to participate, on a pro rata basis, in any public offering of our outstanding capital stock conducted by Repsol YPF.

Additionally, when Repsol YPF or Petersen Energía sells a block of our shares representing greater than 10% of our capital stock, the other party shall have a right of first refusal to purchase such shares, subject to certain terms and conditions.

Acquisition of Certain of Repsol YPF’s Latin American Assets

Repsol YPF and Petersen Energía have agreed to allow us to evaluate the possible acquisition, at market price, of certain specified Latin American assets of Repsol YPF in order to expand and diversify our business.

Dividends

Repsol YPF and Petersen Energía have agreed to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of requiring us to distribute an additional dividend of U.S.$850 million, of which half will be paid in 2008 and half will be paid in 2009.

Tender Offer by Petersen Energía

Repsol YPF has agreed not to participate in the tender offer for our shares that Petersen Energía or its affiliates will be required to make if they acquire 15% or more of our outstanding capital stock (as a result of its exercise of one of the options agreements, or otherwise).

Duration and Termination

The shareholders’ agreement shall remain in effect during our existence, but is subject to immediate termination if Repsol YPF’s holdings of our capital stock fall below 12.5% or Petersen Energía’s holdings of our capital stock fall below 10%. The shareholders’ agreement is also subject to termination if there are certain defaults under the shareholders’ agreement, or if, within thirty days of the bankruptcy of either party, the bankrupt party cannot provide a sufficient guaranty to the other party.

Registration Rights and Related Agreements

Under the terms of the registration rights agreement between us, Repsol YPF and the financial institutions providing the senior secured term loan facility, we have agreed to file this resale shelf registration statement under the Securities Act with respect to the ADSs sold in the Petersen Transaction and keep it continuously effective until certain specified conditions have been met. Upon any acceleration of the senior secured term loan facility following the occurrence and continuation of an event of default under such facility, Credit Suisse, London Branch, the administrative agent acting on behalf of the lenders under the senior secured term loan facility as holders of such pledged securities, may sell such securities under this shelf registration statement after giving us notice, provided that we may suspend the use of this registration statement upon the occurrence of certain specified events. Such securities and the associated registration rights may be transferred by any holder.

In the event that we fail to keep this resale shelf registration statement continuously effective and an acceleration of the senior secured term loan facility following an occurrence and continuation of an event of default under such facility occurs, we are required to pay certain specified damages to the holders of the securities required to be registered hereby. The registration rights agreement provides that the selling shareholders and we will indemnify each other and our and their respective directors, officers, agents, employees and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. In addition, Repsol YPF and Petersen Energía PTY Ltd., the parent holding company of Petersen Energía, S.A., have agreed in a separate agreement to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreement (excluding losses resulting from a final judgment determining the existence of a material misstatement or omission of fact contained in our resale shelf registration statement or a prospectus included therein, or a settlement based on such claims). Repsol

YPF or Petersen Energía will pay all of our expenses incidental to the registration, offering and sale of the ADSs to the public (subject to the caps and limitations set forth in the registration rights agreement), and each selling shareholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

We also expect to enter into a separate registration rights agreement with respect to the Option Shares, with terms and conditions that are substantially similar to those contained in the registration rights agreement entered into with respect to the ADSs sold in the Petersen Transaction.

RELATED PARTY TRANSACTIONS

All material transactions and balances with related parties are set forth in Note 7 to the Audited Consolidated Financial Statements and Note 6 to our individual financial statements included in the Unaudited Individual and Consolidated Interim Financial Statements. The principal such transactions are short-term intercompany loans granted by us at market rates of interest (which, net of loans collected, amounted to Ps.1,049 million for the nine months ended September 30, 2007), our sales of refined and other products to certain affiliates (which amounted to Ps.2,469 million in the nine months ended September 30, 2007), and our purchase of petroleum and other products that we do not produce ourselves from certain affiliates (which amounted to Ps.1,302 million in the nine months ended September 30, 2007). The prices of the transactions with related parties approximate the amounts charged by and/or to us by unrelated third parties.

In addition, Repsol YPF and Petersen Energía PTY Ltd., the parent holding company of Petersen Energía, have agreed to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreement we have entered into in connection with the Petersen Transaction. Repsol YPF or Petersen Energía will pay all of our expenses incidental to the registration, offering and sale of the securities registered hereby to the public. See “Selling Shareholders—Registration Rights and Related Agreements.”

For an organizational chart demonstrating our organizational structure, including our interests in our principal affiliates, see “Business – Overview.”

Argentine Law Concerning Related Party Transactions

Section 73 of the Transparency Decree provides that before a company whose shares are listed in Argentina may enter into an act or contract involving a “significant amount” with a related party or parties, such company must obtain approval from its board of directors, and obtain an opinion, prior to such board approval, from its audit committee or from two independent valuation firms that states that the terms of the transaction are consistent with those that could be obtained on an arm’s length basis.

For the purpose of Section 73 of the Transparency Decree, as amended by Decree No. 1020/03, “significant amount” means an amount that exceeds 1% of the issuer’s net worth as reflected in the latest approved financial statements, provided this amount exceeds Ps.300,000. For purposes of the Transparency Decree, “related party” means (i) directors, members of the supervisory committee, managers; (ii) the persons or entities that control or hold a significant participation in the company or in its controlling shareholder (at least 35% of its capital stock, or a lesser amount when they have the right to appoint one or more directors, or have other shareholder agreements related to the management of the company or its controlling shareholder); (iii) any other company under common control; (iv) direct relatives of the persons mentioned in (i) and (ii); or (v) companies in which the persons referred to in (i) to (iv) hold directly or indirectly significant participations.

The acts or contracts referred to above, immediately after being approved by the board of directors, shall be disclosed to the CNV, making express indication of the audit committee’s or independent valuation firm’s opinion, as the case may be. Also, beginning on the business day following the day the transaction was approved by the board of directors, the audit committee’s or independent valuation firm’s reports shall be made available to the shareholders at the company’s principal executive offices.

If the audit committee or the two independent valuation firms do not find that the contract is on arm’s length terms, prior approval must be obtained at the company’s shareholders’ meeting.

DESCRIPTION OF CAPITAL STOCK

Set forth below is certain information relating to our capital stock, including brief summaries of certain provisions of our bylaws, the Argentine Corporations Law and certain related laws and regulations of Argentina, all as in effect as at the date hereof. The following summary description of our capital stock does not purport to be complete and is qualified in its entirety by reference to our bylaws, the Argentine Corporations Law and the provisions of other applicable Argentine laws and regulations, including the CNV and the Buenos Aires Stock Exchange rules.

Overview

Our capital stock consists of Ps.3,933,127,930, fully subscribed and paid in shares, divided into 3,764 Class A shares, 7,624 Class B shares, 105,736 Class C shares and 393,195,669 Class D shares, with a par value of ten pesos each and the right to one vote per share. Our total capital stock has not changed since December 31, 2004.

In November 1992, the Privatization Law became effective. Pursuant to the Privatization Law, in July 1993, we completed a worldwide offering of 160 million Class D shares, representing approximately 45% of our outstanding capital stock, which had been owned by the Argentine government. Concurrently with the completion of such offering, the Argentine government transferred approximately 40 million Class B shares to the Argentine provinces, which represented approximately 11% of our outstanding capital stock, and made an offer to holders of pension bonds and certain other claims to exchange such bonds and other claims for approximately 46.1 million Class B shares, representing approximately 13% of our outstanding capital stock. As a result of these transactions, the Argentine government’s ownership percentage of our capital stock was reduced from 100% to approximately 30%, including shares that had been set aside to be offered to our employees upon establishment of the terms and conditions by the Argentine government in accordance with Argentine law. The shares set aside to be offered to employees represented 10% of our outstanding capital stock.

In July 1997, the Class C shares set aside for the benefit of our employees in conjunction with the privatization, excluding approximately 1.5 million Class C shares set aside as a reserve against potential claims, were sold through a global public offering, increasing the percentage of our outstanding shares of capital stock held by the public to 75%. Proceeds from the transactions were used to cancel debt related to the employee plan, with the remainder distributed to participants in the plan. Additionally, Resolution 1,023/06 of the Ministry of Economy and Production, dated December 21, 2006, effected the transfer to the employees covered by the employee share ownership plan, or PPP, of 1,117,717 Class C shares, corresponding to the Class C shares set aside as a reserve against potential claims, and reserving 357,987 Class C shares until a decision was reached in a pending lawsuit. Subsequently, with a final decision having been reached in the lawsuit, and consistent with the mechanism of conversion of Class C shares into Class D shares established by Decree 628/1997 and its accompanying rules, as of December 28, 2007, 1,381,999 Class C shares had been converted into Class D shares. See “Business—History of YPF.”

The Class A shares held by the Argentine government became eligible for sale in April 1995 upon the effectiveness of legislation which permitted the Argentine government to sell such shares. In January 1999, Repsol YPF acquired 52,914,700 Class A shares in block (14.99% of our shares) which were converted to Class D shares. Additionally, on April 30, 1999, Repsol YPF announced a tender offer to purchase all outstanding Class A, B, C and D shares at a price of U.S.$44.78 per share (the “Offer”). Pursuant to the Offer, in June, 1999, Repsol YPF acquired an additional 82.47% of our outstanding capital stock. On November 4, 1999, Repsol YPF acquired an additional 0.35%. On June 7, 2000, Repsol YPF announced a tender offer to exchange newly issued Repsol YPF’s shares for 2.16% of our Class B, C and D shares held by minority shareholders. Pursuant to the tender offer, and after the merger with Astra, as of December 31, 2007, Repsol YPF owns 389,548,900 Class D shares and therefore controls us through a 99.04% ownership interest.

Memorandum and Articles of Association

Our bylaws were approved by National Executive Decree No. 1,106, dated May 31, 1993, and notarized by public deed No. 175, dated June 15, 1993 at the National Notary Public Office, sheet 801 of the National Registry, and registered at the Inspection Board of Legal Entities of the Republic of Argentina on the same date, June 15, 1993 under number 5,109 of the book of Corporations number 113, volume “A.”

At a shareholder’s meeting held on April 13, 2007, our shareholders approved an amendment to our bylaws which broadens the scope of our permissible activities to include work with non-fossil fuels, bio-fuels, and their components, as well as the production, processing, transport, marketing and storage of grain and its derivatives. The amendment is currently in the process of being registered by the CNV.

For a detailed description of our object and purpose, see “Business.” Our object is set forth in Section 4 of our bylaws. Copies of the bylaws, which have been filed as described in “Exhibit Index” in this prospectus, are also available at our offices.

Shareholders’ Meetings

Pursuant to the Argentine Corporations Law, the Board of Directors or the Supervisory Committee shall call either annual ordinary or extraordinary shareholders’ meetings in the cases provided by laws and whenever they consider appropriate. Shareholders representing not less than 5% of our capital stock may also request that a shareholders’ meeting be called.

Shareholders’ meetings may be ordinary meetings or extraordinary meetings. We are required to convene and hold an ordinary meeting of shareholders within four months of the close of each fiscal year to consider the matters specified in the first two paragraphs of Section 234 of the Argentine Corporations Law, such as the approval of our financial statements, allocation of net income for such fiscal year, approval of the reports of the Board of Directors and the Audit Committee and election, performance and remuneration of directors and members of the Supervisory Committee. In addition, pursuant to the Transparency Decree, at ordinary shareholders’ meetings, shareholders must consider (i) the disposition of, or creation of any lien over, assets as long as such decision has not been performed in the ordinary course of business and (ii) the execution of administration or management agreements and whether to approve any agreement by virtue of which the assets or services provided to us are paid partial or totally with a percentage of our income, results or earnings, if the payment is material when measured against the volume of the ordinary course of business and our shareholders’ equity. Other matters which may be considered at an ordinary shareholders’ meeting convened and held at any time include the responsibility of directors and members of the Supervisory Committee, capital increases and the issuance of certain notes. Extraordinary shareholders’ meetings may be called at any time to consider matters beyond the authority of an ordinary meeting including, without limitation, the amendment of our bylaws, issuance of debentures, early dissolution, merger, spin-off, reduction of capital stock and redemption of shares, transformation from one type of entity to another and limitation or suspension of shareholders’ preemptive rights.

Shareholders’ meetings may be called by the Board of Directors or the members of the Supervisory Committee whenever required by law or whenever they deem it necessary. Also, the Board of Directors or the members of the Supervisory Committee are required to call shareholders’ meetings upon the request of shareholders representing an aggregate of at least five percent of our outstanding share capital, in which case the meeting must take place within 40 days of such shareholders’ request. If the board or the Supervisory Committee fails to call a meeting following such a request, a meeting may be ordered by the CNV or by the courts.

Notices of meetings

Notice of shareholders’ meetings must be published for five days in the Official Gazette, in an Argentina newspaper of wide circulation and in the bulletin of the Buenos Aires Stock Exchange, at least 20 but not more than 45 days prior to the date on which the meeting is to be held. Such notice must include information regarding the type of meeting to be held, the date, time and place of such meeting and the agenda. If a quorum is not available at such meeting, a notice for a meeting on second call, which must be held within 30 days of the date on which the first meeting was called, must be published for three days at least eight days before the date of the meeting on second call. The above-described notices of shareholders’ meetings may be effected simultaneously for the meeting on second call to be held on the same day as the first meeting, only in the case of ordinary meetings. Shareholders’ meetings may be validly held without notice if all the shares of our outstanding share capital are present and resolutions are adopted by unanimous vote of shares entitled to vote.

Quorum and voting requirements

Except as described below, the quorum for ordinary meetings of shareholders on first call is a majority of the shares entitled to vote, and action may be taken by the affirmative vote of an absolute majority of the shares present that are entitled to vote on such action. If a quorum is not available at the first meeting, a meeting on second call may be held at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares. The quorum for an extraordinary shareholders’ meeting on first call is 60% of the shares entitled to vote, and if such quorum is not available, a meeting or second call may be held, at which action may be taken by the holders of an absolute majority of the shares present, regardless of the number of such shares.

Our bylaws establish that in order to approve (i) the transfer of our domicile outside Argentina, (ii) a fundamental change of the corporate purpose set forth in our bylaws, (iii) delisting of our shares in the BASE or NYSE, and (iv) a spin-off by us, when as a result of such spin-off more than 25% of our assets are transferred to the resulting corporations, a majority of the shares representing 75% or more of our voting shares is required, both in first and second call. Our bylaws also establish that in order to approve (i) certain amendments to our bylaws concerning tender offers of shares (as described below), (ii) the granting of certain guarantees in favor of our shareholders, (iii) full stop of refining, commercialization and distribution activities and (iv) rules regarding appointment, election and number of members of our Board of Directors, a majority of the shares representing 66% or more of our voting shares is required, both in first and second call, as is the affirmative vote of the Class A Shares, granted in a special meeting of the holders of such shares.

In order to attend the meeting, shareholders must deposit their shares, or a certificate representing book-entry shares issued by a bank, clearing house or depository trust company, with us. This certificate will allow each shareholder to be registered in the attendance book which closes three business days before the date on which the meeting will be held. We will issue to each shareholder a deposit certificate required for admission into the meeting. Shares certified and registered in the attendance book may not be disposed of before the meeting is held unless the corresponding deposit is cancelled.

Under the Corporations Law, foreign companies that own shares in an Argentine corporation are required to register with the Superintendent of Corporations (Inspección General de Justicia, or IGJ) in order to exercise certain shareholder rights, including voting rights. Such registration requires the filing of certain corporate and accounting documents. Accordingly, if a shareholder owns Class D shares directly (rather than in the form of ADSs) and is a non-Argentine company, and such shareholder fails to register with the IGJ, the ability to exercise its rights as a holder of Class D shares may be limited.

Directors, members of the Supervisory Committee and senior managers are both entitled and required to attend all shareholders’ meetings. These persons may only exercise voting power to the extent they have been previously registered as shareholders, in accordance with the provisions described in the above paragraph. Nevertheless, these persons are not allowed to vote on any proposal regarding the approval of their management duties or their removal for cause.

Shareholders who have a conflict of interest with us and who do not abstain from voting may be liable for damages to us, but only if the transaction would not have been approved without such shareholders’ votes. Furthermore, shareholders who willfully or negligently vote in favor of a resolution that is subsequently declared void by a court as contrary to the law or our bylaws may be held jointly and severally liable for damages to us or to other third parties, including shareholders.

Preemptive and Accretion Rights

Except as described below, in the event of a capital increase, a holder of existing shares of a given class has a preferential right to subscribe a number of shares of the same class sufficient to maintain the holder’s existing proportionate holdings of shares of that class. Preemptive rights also apply to issuances of convertible securities, but do not apply upon conversion of such securities. Pursuant to the Argentine Corporations Law, in exceptional cases and on a case-by-case basis when required for our best interest, the shareholders at an extraordinary meeting with a special majority may decide to limit or suspend shareholders’ preemptive rights, provided that such limitation or suspension of the shareholders’ preemptive rights is included in the agenda of the meeting and the shares to be issued are paid in kind or are issued to cancel preexisting obligations.

Under our bylaws, we may only issue securities convertible into Class D shares, and the issuance of any such convertible securities must be approved by a special meeting of the holders of Class D shares.

Holders of ADSs may be restricted in their ability to exercise preemptive rights if a registration statement under the Securities Act relating thereto has not been filed or is not effective. Preemptive rights are exercisable during the 30 days following the last publication of notice informing shareholders of their right to exercise such preemptive rights in the Official Gazette and in an Argentine newspaper of wide circulation. Pursuant to the Argentine Corporations Law, if authorized by an extraordinary shareholders’ meeting, companies authorized to make a public offering of their securities, such as us, may shorten the period during which preemptive rights may be exercised from 30 to ten days following the publication of notice of the offering to the shareholders to exercise preemptive rights in the Official Gazette and a newspaper of wide circulation in Argentina. Pursuant to our bylaws, the terms and conditions on which preemptive rights may be exercised with respect to Class C shares may be more favorable than those applicable to Class A, Class B and Class D shares.

Shareholders who have exercised their preemptive rights have the right to exercise accretion rights, in proportion to their respective ownership, with respect to any unpreempted shares, in accordance with the following procedure.

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Any unpreempted Class A shares will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise additional preemptive rights with respect to any such Class A shares.

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Any unpreempted Class B shares will be assigned to those provinces that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any such Class D shares.

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Any unpreempted Class C shares will be assigned to any PPP participants who exercised preemptive rights and indicated their intention to exercise accretion rights with respect to such shares; any excess will be converted into Class D shares and offered to holders of Class D shares that exercised preemptive rights and indicated their intention to exercise accretion rights with respect to any such Class C shares.

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Any unpreempted rights will be assigned to holders of Class D shares that exercised their preemptive rights and indicated their intention to exercise accretion rights; any remaining Class D shares will be assigned pro rata to any holder of shares of another class that indicated his or her intention to exercise accretion rights.

The term for exercise of additional preemptive rights is the same as that fixed for exercising preemptive rights.

Voting

Under our bylaws, each Class A, Class B, Class C and Class D share entitles the holder thereof to one vote at any meeting of our shareholders, except that the Class A shares (i) vote separately with respect to the election of our Board of Directors and are entitled to appoint one director and one alternate director and (ii) have certain veto rights, as described below.

Class A Veto Rights

Under the bylaws, so long as any Class A shares remain outstanding, the affirmative vote of such shares is required in order to: (i) decide upon the merger of the Company; (ii) approve any acquisition of shares by a third party representing more than 50% of the Company’s capital; (iii) transfer to third parties all the exploitation rights granted to the Company pursuant to the Hydrocarbons Law, applicable regulations thereunder or the Privatization Law, if such transfer would result in the total suspension of the Company’s exploration and production activities; (iv) voluntarily dissolve the Company and (v) transfer our legal or fiscal domicile outside Argentina. The actions described in clauses (iii) and (iv) above also require prior approval of the Argentine Congress through enactment of a law.

Reporting Requirements

Pursuant to our bylaws, any person who, directly or indirectly, through or together with its affiliates and persons acting in concert with it, acquires Class D shares or securities convertible into Class D shares, so that such person controls more than 3% of the Class D shares, is required to notify us of such acquisition within five days of such acquisition, in addition to complying with any requirements imposed by any other authority in Argentina or elsewhere where our Class D shares are traded. Such notice must include the name or names of the person and persons, if any, acting in concert with it, the date of the acquisition, the number of shares acquired, the price at which the acquisition was made, and a statement as to whether it is the purpose of the person or persons to acquire a greater shareholding in, or control of, us. Each subsequent acquisition by such person or persons requires a similar notice.

Certain Provisions Relating to Acquisitions of Shares

Pursuant to our bylaws:

•
each acquisition of shares or convertible securities, as a result of which the acquirer, directly or indirectly through or together with its affiliates and persons acting in concert with it (collectively, an “Offeror”), would own or control shares that, combined with such Offeror’s prior holdings, if any, of shares of such class, would represent:

•	15% or more of the outstanding capital stock, or

•	20% or more of the outstanding Class D shares; and

•
each subsequent acquisition by an Offeror (other than subsequent acquisitions by an Offeror owning or controlling more than 50% of our capital prior to such acquisition) (collectively, “Control Acquisitions”), must be carried out in accordance with the procedure described under “Restrictions on Control Acquisitions” below.

In addition, any merger, consolidation or other combination with substantially the same effect involving an Offeror that has previously carried out a Control Acquisition, or by any other person or persons, if such transaction would have for such person or persons substantially the same effect as a Control Acquisition (“Related Party Share Acquisition”), must be carried out in accordance with the provisions described under “—Restrictions on Related Party Share Acquisitions.” The voting, dividend and other distribution rights of any shares acquired in a Control Acquisition or a Related Party Share Acquisition carried out other than in accordance with such provisions will be suspended, and such shares will not be counted for purposes of determining the existence of a quorum at shareholders’ meetings.

Restrictions on Control Acquisitions

Prior to consummating any Control Acquisition, an Offeror must obtain the approval of the Class A shares, if any are outstanding, and make a public tender offer for all of our outstanding shares and convertible securities. The Offeror will be required to provide us with notice of, and certain specified information with respect to, any such tender offer at least fifteen business days prior to the commencement of the offer, as well as the terms and conditions of any agreement with any shareholder proposed for the Control Acquisition (a “Prior Agreement”). We will send each shareholder and holder of convertible securities a copy of such notice at the Offeror’s expense. The Offeror is also required to publish a notice containing substantially the same information in a newspaper of general circulation in Argentina, New York and each other city in which our securities are traded on an exchange or other securities market, at least once per week, beginning on the date notice is provided to us, until the offer expires.

Our Board of Directors shall call a special meeting of the Class A shares to be held ten business days following the receipt of such notice for the purpose of considering the tender offer. If the special meeting is not held, or if the shareholders do not approve the tender offer at such meeting, neither the tender offer nor the proposed Control Acquisition may be completed.

The tender offer must be carried out in accordance with a procedure specified in our bylaws and in accordance with any additional or stricter requirements of jurisdictions, exchanges or markets in which the offer is made or in which our securities are traded. Under the bylaws, the tender offer must provide for the same price for all shares tendered, which price may not be less than the highest of the following (the “Minimum Price”):

(i) the highest price paid by, or on behalf of, the Offeror for Class D shares or convertible securities during the two years prior to the notice provided to us, subject to certain antidilution adjustments with respect to Class D shares;

(ii) the highest closing price for the Class D shares on the BASE during the thirty-day period immediately preceding the notice provided to us, subject to certain antidilution adjustments;

(iii) the price resulting from clause (ii) above multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Offeror for Class D shares during the two years immediately preceding the date of the notice provided to us and the denominator of which shall be the closing price for the Class D shares on the BASE on the date immediately preceding the first day in such two-year period on which the Offeror acquired any interest in or right to any Class D shares, in each case subject to certain antidilution adjustments; and

(iv) the net earnings per Class D share during the four most recent full fiscal quarters immediately preceding the date of the notice provided to us, multiplied by the higher of (A) the price/earnings ratio during such period for Class D shares (if any) and (B) the highest price/earnings ratio for us in the two-year period immediately preceding the date of the notice provided to us, in each case determined in accordance with standard practices in the financial community.

Any such offer must remain open for a minimum of 20 days and a maximum of 30 days following the provision of notice to the shareholders or publication of the offer, plus an additional period of a minimum of five days and a maximum of ten days required by CNV regulations, and shareholders must have the right to withdraw tendered shares at any time up until the close of the offer. Following the close of such tender offer, the Offeror will be obligated to acquire all tendered shares or convertible securities, unless the number of shares tendered is less than the minimum, if any, upon which such tender offer was conditioned, in which case the Offeror may withdraw the tender offer. Following the close of the tender offer, the Offeror may consummate any Prior Agreement within thirty days following the close of the tender offer; provided, however, that if such tender offer was conditioned on the acquisition of a minimum number of shares, the Prior Agreement may be consummated only if such minimum was reached. If no Prior Agreement existed, the Offeror may acquire the number of shares indicated in the notice provided to us on the terms indicated in such notice, to the extent such number of shares were not acquired in the tender offer, provided that any condition relating to a minimum number of shares tendered has been met.

Restrictions on Related Party Share Acquisitions

The price per share to be received by each shareholder in any Related Party Share Acquisition must be the same as, and must not be less, than the highest of the following:

(i) the highest price paid by or on behalf of the party seeking to carry out the Related Party Share Acquisition (an “Interested Shareholder”) for (A) shares of the class to be transferred in the Related Party Share Acquisition (the “Class”) within the two-year period immediately preceding the first public announcement of the Related Party Share Acquisition or (B) shares of the Class acquired in any Control Acquisition, in each case as adjusted for any stock split, reverse stock split, stock dividend or other reclassification affecting the Class;

(ii) the highest closing sale price of shares of the Class on the BASE during the thirty days immediately preceding the announcement of the Related Party Share Acquisition or the date of any Control Acquisition by the Interested Shareholder, adjusted as described above;

(iii) the price resulting from clause (ii) multiplied by a fraction, the numerator of which shall be the highest price paid by or on behalf of the Interested Shareholder for any share of the Class during the two years immediately preceding the announcement of the Related Party Transaction and the denominator of which shall be the closing sale price for shares of the Class on the date immediately preceding the first day in the two-year period referred to above on which the Interested Shareholder acquired any interest or right in shares of the Class, in each case as adjusted as described above; and

(iv) the net earnings per share of the shares of the Class during the four most recent full fiscal quarters preceding the announcement of the Related Party Transaction multiplied by the higher of the (A) the price/earnings ratio during such period for the shares of the Class and (B) the highest price/earnings ratio for us in the two-year period preceding the announcement of the Related Party Transaction, in each case determined in accordance with standard practices in the financial community.

In addition, any transaction that would result in the acquisition by any Offeror of ownership or control of more than 50% of our capital stock, or that constitutes a merger or consolidation of us, must be approved in advance by the Class A shares while any such shares remain outstanding.

DIVIDENDS AND DIVIDEND POLICY

Under our bylaws, all Class A, Class B, Class C and Class D shares rank equally with respect to the payment of dividends. All shares outstanding as of a particular record date share equally in the dividend being paid, except that shares issued during the period to which a dividend relates may be entitled only to a partial dividend with respect to such period if the shareholders’ meeting that approved the issuance so resolved. No provision of our bylaws or of the Argentine Corporations Law gives rise to future special dividends only to certain shareholders.

The amount and payment of dividends are determined by majority vote of our shareholders voting as a single class, generally, but not necessarily, on the recommendation of the Board of Directors. In addition, under the Argentine Corporations Law, our Board of Directors has the right to declare dividends subject to further approval of shareholders at the next shareholders’ meeting.

We have distributed over 85% of our net income attributable to the years 2001 through 2006 in dividends to our shareholders. We have not adopted a formal dividend policy. Any dividend policy adopted will be subject to a number of factors, including our debt service requirements, capital expenditure and investment plans, other cash requirements and such other factors as may be deemed relevant at the time. In addition, Repsol YPF and Petersen Energía have agreed in the shareholders’ agreement entered into by them in connection with the Petersen Transaction to effect the adoption of a dividend policy under which we would distribute 90% of our net income as dividends, starting with our net income for 2007. They have also agreed to vote in favor of corporate resolutions requiring us to distribute a special dividend of U.S.$850 million, of which half will be paid in 2008 and half will be paid in 2009. See “Selling Shareholders—Shareholders’ Agreement.”

The following table sets forth for the periods and dates indicated, the quarterly dividend payments made by us, expressed in pesos.

	Pesos Per Share/ADS
Year Ended December 31,	1Q	2Q	3Q	4Q	Total
2002	—	—	—	4.00	4.00
2003	—	5.00	2.60	—	7.60
2004	—	9.00	—	4.50	13.50
2005	—	8.00	—	4.40	12.40
2006	—	6.00	—	—	6.00
2007	6.00	—	—	—	6.00
2008	10.76	—	—	—	10.76

On March 6, 2007, the Board of Directors approved a dividend of Ps.6.00 per share or per ADS, to be paid out of the reserve for future dividends approved by the shareholders’ meeting of April 28, 2006. The dividends were paid on March 21, 2007 and ratified by the shareholders’ meeting of April 13, 2007. Our shareholders’ meeting held on April 13, 2007, approved a reserve for future dividends of Ps.4,234 million.

On February 6, 2008, our Board of Directors approved a dividend of Ps.10.76 per share or per ADS, to be paid out of the reserve for future dividends approved by our shareholders’ meeting held on April 13, 2007. The dividend was paid on February 29, 2008.

Amount Available for Distribution

Under Argentine law, dividends may be lawfully paid only out of our retained earnings reflected in the annual audited financial statements prepared in accordance with Argentine GAAP and CNV regulations and approved by a shareholders’ meeting. The Board of Directors of a listed Argentine company may declare interim dividends, in which case each member of the Board and of the Supervisory Committee is jointly and severally liable for the repayment of such dividend if retained earnings at the close of the fiscal year in which the interim dividend was paid would not have been sufficient to permit the payment of such dividend.

According to the Argentine Corporations Law and our by-laws, we are required to maintain a legal reserve of 20% of our then-outstanding capital stock. The legal reserve is not available for distribution to shareholders.

Under our bylaws, our net income is applied as follows:

•	first, an amount equivalent to at least 5% of net income, plus (less) prior year adjustments, is segregated to build the legal reserve until such reserve is equal to 20% of our subscribed capital;

•	second, an amount is segregated to pay the accrued fees of the members of the Board of Directors and of the Supervisory Committee (see “Management—Compensation of Directors and Officers”);

•	third, an amount is segregated to pay dividends on preferred stock, if any; and

•	fourth, the remainder of net income may be distributed as dividends to common shareholders or allocated for voluntary or contingent reserves as determined by the shareholders’ meeting.

Our Board of Directors submits our financial statements for the preceding fiscal year, together with reports thereon by the Supervisory Committee and the auditors, at the annual ordinary shareholders’ meeting for approval. Within four months of the end of each fiscal year, an ordinary shareholders’ meeting must be held to approve our yearly financial statements and determine the allocation of our net income for such year.

Under applicable CNV regulations, cash dividends must be paid to shareholders within 30 days of the shareholders’ meeting approving such dividends or, in the case in which the shareholders’ meeting delegates the authority to distribute dividends to the Board of Directors, within 30 days of the Board of Directors’ meeting approving such dividends. In the case of stock dividends, shares are required to be delivered within three months of our receipt of notice of the authorization of the CNV for the public offering of the shares arising from such dividends. In accordance with the Argentine Commercial Code, the statute of limitations to the right of any shareholder to receive dividends declared by the shareholders’ meeting is three years from the date on which it has been made available to the shareholder.

Owners of ADSs are entitled to receive any dividends payable with respect to the underlying Class D shares. Cash dividends are paid to the Depositary in pesos, directly or through The Bank of New York S.A., although we may choose to pay cash dividends outside Argentina in a currency other than pesos, including U.S. dollars. The Deposit Agreement provides that the Depositary shall convert cash dividends received by the Depositary in pesos to dollars, to the extent that, in the judgment of the Depositary, such conversion may be made on a reasonable basis, and, after deduction or upon payment of the fees and expenses of the Depositary, shall make payment to the holders of ADSs in dollars.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The following is a summary of certain provisions of the deposit agreement among us, The Bank of New York, as depositary (the “Depositary”), and holders from time to time of our American Depositary Receipts (the “Deposit Agreement”), under which the American Depositary Receipts (“ADRs”) evidencing the ADSs are to be issued.

This summary does not purport to be complete and is qualified in its entirety by reference to the Deposit Agreement, a copy of which has been filed as an exhibit to this registration statement. Additional copies of the Deposit Agreement are available for inspection at the Corporate Trust Office of the Depositary in New York, which is presently located at 101 Barclay Street, 21st Floor West, New York, New York 10286.

American Depositary Receipts

ADRs evidencing ADSs will be issuable by the Depositary under the Deposit Agreement. An ADR may evidence any number of ADSs. Each ADS represents one Class D share (or a right to receive one Class D share) deposited under the Deposit Agreement with the custodian, currently The Bank of New York, S.A., in Buenos Aires, or any of its successors (the “Custodian”).

ADRs will be issued under the Deposit Agreement subject to the conditions and other provisions described under “Deposit and Withdrawal of Deposited Securities” below, upon deposit with the Custodian in Buenos Aires of Class D shares (or evidence of rights to receive Class D shares).

The Depositary is required to keep books at its Corporate Trust Office for the registration of ADRs and transfers of ADRs, which at all reasonable times shall be open for inspection by you, as an ADR holder, provided that such inspection shall not be for the purpose of communicating with other holders regarding matters other than our business or a matter related to the Deposit Agreement or the ADRs.

As an ADR holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Argentine law governs shareholder rights. As an ADR holder, you will have ADR holder rights. The Deposit Agreement sets out ADR holder rights as well as the rights and obligations of the Depositary. New York law governs the Deposit Agreement and the ADRs.

Current ADSs Outstanding

As of December 31, 2007, there were approximately 224.7 million ADSs outstanding and approximately 93 holders of record of ADSs. Such ADSs represented approximately 57.1% of the total number of issued and outstanding Class D shares as of December 2007. Excluding ADSs owned by Repsol YPF, outstanding ADSs represent 0.5% of the total number of outstanding Class D shares.

Deposited Securities

As used in this section, “Deposited Securities” means Class D shares (or evidence of rights to receive Class D shares) held under the Deposit Agreement and any cash, securities or other property received at any time by or on behalf of the Depositary with respect to those shares.

Deposit and Withdrawal of Deposited Securities

The Depositary has agreed that upon deposit with the Custodian in Buenos Aires of Class D shares or evidence of rights to receive Class D shares, and subject to the terms of the Deposit Agreement, it will execute and deliver through its Corporate Trust Office to the persons specified by the depositor, ADRs registered in the name or names of such person or persons for the number of ADSs issuable in respect of such deposit, upon payment to the Depositary of the fee for execution and delivery of ADRs, the fee for deposit and transfer of Class D shares and taxes and governmental charges.

Upon surrender of ADRs at the Corporate Trust Office of the Depositary, upon payment of the fees and charges provided in the Deposit Agreement and subject to the provisions of the Deposit Agreement, our by-laws and the

Class D shares, you, as an ADR holder, are entitled to delivery of appropriate evidence of title to the Class D shares, at the Corporate Trust Office of the Depositary or at the office of the Custodian in Buenos Aires, and to any other property at the time represented by the surrendered ADRs.

The forwarding of documents of title for such delivery at the Corporate Trust Office of the Depositary in New York City will be at your risk and expense as an ADR holder.

Subject to the Deposit Agreement, the Depositary may execute and deliver ADRs prior to the receipt of Class D shares (“Pre-Release”). The Depositary may deliver Class D shares upon the receipt and cancellation of ADRs which have been Pre-Released, whether or not such cancellation is prior to the termination of such Pre-Release or the Depositary knows that such ADRs have been Pre-Released. The Depositary may receive ADRs in lieu of Class D shares in satisfaction of a Pre-Release. Each Pre-Release will be (a) preceded or accompanied by a written representation from the person to whom ADRs are to be delivered that such person, or its customer, owns the Class D shares or ADRs to be remitted, as the case may be, (b) at all times fully collateralized with cash or United States government securities until such Class D shares are deposited, (c) terminable by the Depositary on not more than five (5) business days notice, and (d) subject to such further indemnities and credit regulations as the Depositary deems appropriate. We will incur no liability to you, as an ADR holder, as a result of such transactions.

Dividends, Other Distributions, Rights and Changes Affecting Deposited Securities

The Depositary is required, to the extent that in its judgment it can convert Argentine pesos (or any other foreign currency) on a reasonable basis into dollars and transfer the resulting dollars to the United States, to convert all cash dividends and other cash distributions which it receives on the underlying Deposited Securities into dollars, and to distribute the amount it receives, net of any expenses it incurs in connection with conversion, to you, as an ADR holder, in proportion to the number of ADSs representing such Class D shares that you hold. The amount distributed will be reduced by any amounts required to be withheld by us or the Depositary on account of taxes. See “Material Tax Considerations.” The Depositary converts pesos into dollars by selling pesos and purchasing dollars in the Argentine foreign exchange market. If the Depositary determines in its judgment that any foreign currency received by it cannot be converted on a reasonable basis and transferred to the United States, the Depositary may distribute the foreign currency it receives or, at its discretion, hold such foreign currency, uninvested and without liability for interest on it, for your account as an ADR holder.

If any distribution by us consists of a dividend in, or free distribution of, Class D shares, the Depositary may, and will, if we so request, reflect on its records such increase in the aggregate number of ADSs representing such Class D shares or distribute to you, as an ADR holder, in proportion to your holdings, additional ADRs evidencing an aggregate number of ADSs representing the number of Class D shares received as such dividend or free distribution, subject to the provisions of the Deposit Agreement, including the withholding of taxes and governmental charges and the payment of fees. If additional ADRs are not distributed in the case of such dividend or free distribution, each ADR will from that point forward also represent the additional number of Class D shares distributed with respect to the Class D shares represented by it prior to such distribution.

In the event that the Depositary determines that any distribution in property (including Class D shares or rights to subscribe for Class D shares) cannot be made proportionally, or if for any other reason (including any requirement that we or the Depositary withhold on account of taxes) the Depositary deems such distribution not to be feasible, the Depositary may dispose of all or a portion of such property in such amounts and in such manner, including by public or private sale, as the Depositary deems equitable and practicable, and the Depositary will distribute the net proceeds of any such sale or the balance of any such property, after deduction of the fees of the Depositary provided in the Deposit Agreement, to you, as an ADR holder, as in the case of a distribution received in cash.

If we offer, or cause to be offered, to you, as an ADR holder, any rights to subscribe for additional Class D shares or any rights of any other nature, the Depositary, after consultation with us, will have discretion as to the procedure to be followed in making such rights available to you or in disposing of such rights for your benefit, or if by the terms of such rights offering or for any other reason, the Depositary may not make the rights or net proceeds following the sale of rights available to you, then the Depositary will allow the rights to lapse. If at the time of the offering of any rights the Depositary determines in its discretion, after consultation with us, that it is lawful and feasible to make such rights available to all or certain ADR holders but not to other holders, the Depositary may, after consultation with us, distribute such rights to any holder to whom it determines the distribution to be lawful and feasible. If making such rights available to all or certain ADR holders is not lawful or not feasible, the Depositary in its discretion may sell such rights, or warrants or other instruments and may allocate the proceeds of any such sale (net of the fees of the Depositary and all taxes and governmental charges incurred in connection with such rights) for your account, as an ADR holder, upon an averaged or other practicable basis without regard to any distinctions among ADR holders because of exchange restrictions, the date of delivery of any ADRs or otherwise.

We and the Depositary will not offer rights to you, as an ADR holder, unless a registration statement is in effect with respect to the securities represented by such rights under the Securities Act of 1933 or the offer and sale of such rights or securities to you are exempt from registration under the provisions of such act. The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to you. We have no obligation to register Class D shares, ADSs, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of Class D shares, ADSs, rights or anything else to you. This means that you may not receive the distributions we make on our Class D shares or any value for them if it is illegal or impractical for us or the Depositary to make them available to you.

Record Dates

Whenever any cash dividend or other cash distribution becomes payable or any distribution other than cash is made, whenever rights are issued with respect to the Deposited Securities, whenever for any reason the Depositary causes, at our election, a change in the number of Class D shares represented by each ADS, or whenever the Depositary receives notice of any meeting of holders of our Class D shares or of holders of other securities represented by the ADRs, the Depositary will fix a record date, after consultation with us, which date shall, to the extent practicable, be the same record date fixed by us, for the determination of ADR holders who are entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, to give instructions for the exercise of voting rights at any such meeting or for fixing the date on or after which each ADS will represent a changed number of Class D shares, subject to the provisions of the Deposit Agreement.

Voting of the Underlying Class D Shares

The Depositary has agreed that, as soon as practicable after receipt of a notice of any meeting of our shareholders, it will mail a notice to you, as an ADR holder, which will contain (a) a summary in English of the notice of such meeting, (b) a statement that at the close of business on a specified record date, you, as an ADR holder, will be entitled, subject to any applicable provisions of Argentine law, our bylaws and the Class D shares, to instruct the Depositary to exercise the voting rights, if any, pertaining to the Class D shares represented by your ADSs and (c) a statement as to the manner in which such instructions may be given to the Depositary.

The Depositary intends so far as practicable to vote or cause to be voted the amount of Class D shares represented by the ADSs in accordance with your written instructions. If no instructions are received, the Depositary will vote Class D shares in accordance with the recommendations of our management, unless prohibited from doing so by applicable Argentine law. In addition, the Depositary will deposit all Class D shares evidenced by ADSs for purposes of establishing a quorum at meetings of shareholders, whether or not voting instructions with respect to such shares have been received.

Amendment and Termination of the Deposit Agreement

The ADRs and the Deposit Agreement may at any time be amended by written agreement between the us and the Depositary. Any amendment which imposes or increases any fees or charges (other than taxes and governmental charges, registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or which otherwise prejudices any substantial existing right of yours as an ADR holder, will not take effect as to outstanding ADRs until the expiration of 30 days after written notice of such amendment has been mailed to you. If you are an ADR holder at the time such amendment so becomes effective, you will be deemed, if such notice shall have been mailed to you, by continuing to hold such ADR, to consent to such amendment and to be bound by the Deposit Agreement or ADRs as amended thereby. In no event may any amendment impair your right as an ADR holder to surrender your ADR and receive in exchange the Class D shares and any property represented thereby, except in accordance with applicable law.

Whenever so directed by us, the Depositary has agreed to terminate the Deposit Agreement by mailing notice of such termination to the holders of all then outstanding ADRs registered on the books of the Depositary at least 30 days prior to the date fixed in such notice of such termination. The Depositary may likewise terminate the Deposit Agreement by mailing notice of such termination to us and the holders of outstanding ADRs registered on the books of the Depositary, if at any time 90 days after the Depositary shall have delivered to us such notice a successor Depositary shall not have been appointed and accepted its appointment as provided in the Deposit Agreement. If any ADRs remain outstanding after the date of termination, the Depositary thereafter will discontinue the registration of transfer of ADRs, will suspend the distribution of dividends to ADR holders, and will not give any further notices or perform any further acts under the Deposit Agreement, except that the Depositary will continue to collect dividends and other distributions pertaining to the Deposited Securities, will sell rights as provided in the Deposit Agreement, and will continue to deliver Deposited Securities, together with any dividends or other distributions received with respect thereto, and the net proceeds of the sale of any rights or other property, in exchange for surrendered ADRs, after deducting, in each case, fees and expenses of the Depositary for the surrender of ADRs, expenses for the account of the ADR holder in accordance with the provisions of the Deposit Agreement, and taxes and governmental charges. At any time after the expiration of one year from the date of termination, the Depositary may sell the Deposited Securities and hold uninvested the net proceeds, together with any other cash then held, unsegregated and without liability for interest, for the pro rata benefit of the holders of ADRs which have not yet been surrendered, with such holders becoming general creditors of the Depositary with respect to such proceeds.

Charges of Depositary

We will pay the fees and reasonable expenses of the Depositary in connection with the initial issuance of the ADRs evidencing the ADSs offered in connection with this registration statement and all other charges of the Depositary, except for the charges that are expressly provided in the Deposit Agreement to be at the expense of persons depositing Class D Shares or of ADR holders, as set forth below.

If ADRs are issued to you (including issuance pursuant to a stock dividend or stock split declared or an exchange of stock regarding ADRs or Deposited Securities or a distribution of rights pursuant to the Deposit Agreement), or if you surrender ADRs for delivery of Class D shares or other underlying securities, the Depositary will charge you a fee of up to $5.00 per 100 ADSs (or portion thereof) for the issuance or surrender, respectively, of an ADR. If you are an ADR holder, the Depositary will also charge you a fee for, and will deduct such fee from, the distribution of proceeds from the sale of securities or rights pursuant to the Deposit Agreement in an amount equal to the fee that would have been charged as a result of the deposit by holders of securities (treating for this purpose all securities as if they were Class D shares) or Class D shares received in exercise of rights distributed to them had such rights not been sold by the Depositary and the net proceeds from such sale distributed.

In addition, if you deposit or withdraw Class D shares, surrender ADRs or are issued ADRs (including issuance pursuant to a stock dividend or stock split or an exchange of stock regarding ADRs or Deposited Securities or a distribution of ADRs pursuant to the Deposit Agreement), you will incur the following charges:

(i)           taxes and other governmental charges, (ii) any applicable registration fees for the registration of transfers of Class D shares generally on our share register or that of the Registrar and applicable to transfers of Class D Shares to the name of the Depositary or the Custodian on the making of deposits or withdrawals under the Deposit Agreement, (iii) certain cable, telex and facsimile charges provided in the Deposit Agreement and (iv) expenses incurred by the Depositary in the conversion of foreign currency pursuant to the Deposit Agreement.

Payment of Taxes

The Depositary may deduct the amount of any taxes owed from any payments to you. It may also sell Deposited Securities, by public or private sale, to pay any taxes owed. You will remain liable if the proceeds of the sale are not enough to pay the taxes. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Transfer of American Depositary Receipts

The ADRs are transferable on the books of the Depositary, provided however that the Depositary may close the transfer books at our reasonable request or at any time it deems it necessary to perform its duties. As an ADR holder, you will have the right to inspect the transfer books, subject to certain conditions provided in the Deposit Agreement. Prior to the execution and delivery, registration of transfer, split-up, combination or surrender of any ADR or the withdrawal of Deposited Securities, the Depositary, the registrar of transfers of ADRs or the Custodian may require payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or related registration fee and payment of any applicable fees provided in the Deposit Agreement. The Depositary may refuse to deliver ADRs, register the transfer of any ADR or make any distribution of, or related to, Class D shares until it has received such proof of citizenship, residence, exchange control approval or other information as it or we may deem necessary. The delivery, transfer and registration of transfer of ADRs generally may be suspended during any period when the transfer books of the Depositary are closed, or if any such action is deemed necessary or advisable by the Depositary or us at any time, subject to the provisions of the Deposit Agreement. The surrender of outstanding ADRs and the withdrawal of Deposited Securities may not be suspended, subject only to (i) temporary delays caused by closing our transfer books or those of the Depositary for the deposit of Class D shares in connection with voting at a shareholders’ meeting or the payment of dividends, (ii) the payment of fees, taxes and similar charges and (iii) compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of the Deposited Securities.

Notices and Reports

On or before the first day on which we give notice, by publication or otherwise, of any meeting of holders of Class D shares or other Deposited Securities, or of any adjourned meeting of such holders, or of the taking of any action in respect of any cash or other distributions or the offering of any rights, the Company shall transmit to the Depositary and the Custodian an English copy of such notice in the form given or to be given to the holders of Class D shares or other Deposited Securities.

The Depositary shall make available for inspection at its Corporate Trust Office any reports and communications, including any proxy soliciting material, received from us which are both (a) received by the Depositary as the holder of the Deposited Securities, and (b) made generally available to the holders of such Deposited Securities by the Company.

Upon your request, we intend to send to the Depositary for distribution to you, as an ADR holder, annual reports in English containing audited consolidated financial statements, quarterly reports in English containing certain unaudited summary financial information and summaries in English of notices of shareholders’ meetings and other reports and communications that are made generally available by us to holders of Deposited Securities.

Liability

Neither we nor the Depositary will be liable to you if prevented or delayed by the applicable law of any country or by any governmental authority, any provision of our charter and by-laws or of our Class D shares or certain circumstances beyond our control in performing our respective obligations, including the performance or omission of acts which are provided by the Deposit Agreement to be within the discretion of the Depositary under the Deposit Agreement. Our obligations, and those of the Depositary, under the Deposit Agreement are expressly limited to performing without negligence or bad faith our respective obligations specifically set forth in the Deposit Agreement.

MATERIAL TAX CONSIDERATIONS

The following summary contains a description of the material Argentine and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class D shares or ADSs. The summary is based upon the tax laws of Argentina and regulations thereunder and on the tax laws of the United States and regulations thereunder as in effect on the date hereof, which are subject to change. Prospective purchasers of Class D shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Class D shares or ADSs.

Although there is at present no income tax treaty between Argentina and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Class D shares or ADSs.

Argentine Tax Considerations

The following discussion is a summary of the material Argentine tax considerations relating to the purchase, ownership and disposition of our Class D shares or ADSs.

Dividends tax

Dividends paid on our Class D shares or ADSs, whether in cash, property or other equity securities, are not subject to income tax withholding, except for dividends paid in excess of our taxable accumulated income for the previous fiscal period, which are subject to withholding at the rate of 35% in respect of such excess. This is a final tax and it is not applicable if dividends are paid in shares (acciones liberadas) rather than in cash.

Capital gains tax

Due to the amendments made to the Argentine Income Tax Law (the “AITL”) by Law 25,414 and Decree 493/2001, and the abrogation of Law 25,414 by Law 25,556, it is not clear whether certain amendments concerning capital gains taxes are in effect or not. Although opinion No. 351 of the National Treasury General Attorney Office solved the most important matters related to capital gains taxes, other issues remain unclear.

Resident individuals

Under what we believe to be a reasonable interpretation of existing applicable tax laws and regulations: (i) income derived from the sale, exchange or other disposition of our Class D shares or ADSs by resident individuals who do not sell or dispose of Argentine shares on a regular basis would not be subject to Argentine income tax, and (ii) although there still exists uncertainty regarding this issue, income derived from the sale, exchange or other disposition of our Class D shares or ADSs by resident individuals who sell or dispose of Argentine shares on a regular basis should be exempt from Argentine income tax to the extent our Class D shares or ADSs are listed on stock exchanges or securities markets.

Foreign beneficiaries

Capital gains obtained by non resident individuals or entities from the sale, exchange or other disposition of our Class D shares or ADSs are exempt from income tax. Pursuant to a reasonable construction of the AITL, and although the matter is not completely free from doubt, such treatment should apply to those foreign beneficiaries that qualify as “offshore entities” for purposes of the AITL if the shares are not listed in Argentina or any other jurisdiction. For this purpose, an “offshore entity” is any foreign legal entity if pursuant to its bylaws or to the applicable regulatory framework (i) its principal activity is to invest outside the jurisdiction of its incorporation and/or (ii) it cannot perform in such jurisdiction certain transactions. On the contrary, there is no doubt that such exemption is not available if the shares are publicly traded on a stock exchange.

Local entities

Capital gains obtained by Argentine entities (in general, entities organized or incorporated under Argentine law, certain traders and intermediaries, local branches of non Argentine entities, sole proprietorships and individuals carrying on certain commercial activities in Argentina) derived from the sale, exchange or other disposition of our Class D shares or ADSs are subject to income tax at the rate of 35%. Losses arising from the sale of our Class D shares or ADSs can be applied only to offset capital gains arising from sales of shares or ADSs.

Personal assets tax

Argentine entities, such as us, have to pay the personal assets tax corresponding to (i) individuals and undivided estates; (ii) foreign individuals and undivided estates; and (iii) foreign entities, for the holding of our shares or ADSs at December 31 of each year. The applicable tax rate is 0.5% and is levied on the equity value (valor patrimonial proporcional), or the book value, of the shares arising from the latest financial statements at December 31 of each year. Pursuant to the Personal Assets Tax Law, we are entitled to seek reimbursement of such paid tax from the applicable shareholders, including by withholding, foreclosing on the shares, or by withholding dividends.

Tax on debits and credits in bank accounts

Tax on debits and credits in bank accounts is levied, with certain exceptions, for debits and credits on checking accounts maintained at financial institutions located in Argentina and other transactions that are used as a substitute for the use of checking accounts. The general tax rate is 0.6% for each debit and credit, although in certain cases an increased rate of 1.2% or a decreased rate may apply. The account holder may use up to 34% of the tax paid when the 0.6% rate is applicable, and up to 17% of the tax when the 1.2% rate is applicable, as a credit against other federal taxes.

Value added tax

The sale, exchange or other disposition of our Class D shares or ADSs and the distribution of dividends are exempt from the value added tax.

Transfer taxes

The sale, exchange or other disposition of our Class D shares or ADSs is not subject to transfer taxes.

Stamp taxes

Stamp taxes may apply in certain Argentine provinces in case transfer of our Class D shares or ADSs is performed or executed in such jurisdictions by means of written agreements. Transfer of our Class D shares or ADSs is exempt from stamp tax in the City of Buenos Aires.

Other taxes

There are no Argentine inheritance or succession taxes applicable to the ownership, transfer or disposition of our Class D shares or ADSs. In addition, neither the minimum presumed income tax nor any local gross turnover tax is applicable to the ownership, transfer or disposition of our Class D shares or ADSs.

In the case of litigation regarding the Class D shares or ADSs before a court of the City of Buenos Aires, a 3% court fee would be charged, calculated on the basis of the claim. A 3% surcharge calculated on the amount of the court tax would also be imposed by the City of Buenos Aires Attorneys Social Security Association.

Tax treaties

Argentina has tax treaties for the avoidance of double taxation currently in force with Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, Denmark, Finland, France, Germany, Italy, the Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom. There is currently no tax treaty or convention in effect between Argentina and the United States. It is not clear when, if ever, a treaty will be ratified or entered into effect.

As a result, the Argentine tax consequences described in this section will apply, without modification, to a holder of our Class D shares or ADSs that is a U.S. resident. Foreign shareholders located in certain jurisdictions with a tax treaty in force with Argentina may be (i) exempted from the payment of the personal assets tax and (ii) entitled to apply for reduced withholding tax rates on payments to be made by Argentine parties.

United States Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell, the following are the material U.S. federal income tax consequences of purchasing, owning and disposing of our Class D shares or ADSs. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a particular person’s decision to acquire such securities.

This discussion applies only if you are a U.S. Holder (as defined below) and you hold our Class D shares or ADSs, as capital assets for tax purposes and it does not describe all of the tax consequences that may be relevant to holders subject to special rules, such as:

•	certain financial institutions;

•	insurance companies;

•	dealers and traders in securities or foreign currencies;

•	persons holding Class D shares or ADSs, as part of a hedge, “straddle,” integrated transaction or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes;

•	persons liable for the alternative minimum tax;

•	tax-exempt organizations; or

•	persons holding Class D shares or ADSs, that own or are deemed to own ten percent or more of our voting stock.

If an entity that is classified as a partnership for U.S. federal income tax purposes holds Class D shares or ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Partnerships holding Class D shares or ADSs and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of holding and disposing of the Class D shares or ADSs.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. It is also based in part on representations by the Depositary and assumes that each obligation under the Deposit Agreement and any related agreement will be performed in accordance with its terms.

You are a “U.S. Holder” if you are a beneficial owner of Class D shares or ADSs and are, for U.S. federal tax purposes:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States or any political subdivision thereof; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you hold ADSs, you will be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if you exchange ADSs for the underlying shares represented by those ADSs.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released, or intermediaries in the chain of ownership between U.S. Holders and the issuer of the security underlying the ADSs, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of Argentine taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by such parties or intermediaries.

Please consult your own tax advisers concerning the U.S. federal, state, local and foreign tax consequences of purchasing, owning and disposing of Class D shares or ADSs in your particular circumstances.

This discussion assumes that the Company is not, and will not become, a passive foreign investment company, as described below.

Taxation of Distributions

Distributions paid on Class D shares or ADSs, other than certain pro rata distributions of ordinary shares, will be treated as a dividend to the extent paid out of current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because the Company does not maintain calculations of earnings and profits under U.S. federal income tax principles, it is expected that distributions will generally be reported to U.S. Holders as dividends. Subject to applicable limitations (including a minimum holding period requirement) and the discussion above regarding concerns expressed by the U.S. Treasury, certain dividends paid by qualified foreign corporations to certain non-corporate U.S. Holders in taxable years beginning before January 1, 2011, are taxable at a maximum rate of 15%. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid on stock that is readily tradable on an established securities market in the United States, such as the New York Stock Exchange where our ADSs are traded. You should consult your own tax advisers to determine whether the favorable rate may apply to dividends you receive and whether you are subject to any special rules that limit your ability to be taxed at this favorable rate. The amount of a dividend will include any amounts withheld by us in respect of Argentine taxes. The amount of the dividend will be treated as foreign-source dividend income to you and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations under the Code.

Dividends paid in Argentine pesos will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date of your or in the case of ADSs, the Depositary’s receipt of the dividend, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, you generally should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if you do not convert the amount of such dividend into U.S. dollars on the date of its receipt.

Subject to applicable limitations (including a minimum holding period requirement) that may vary depending upon your circumstances and subject to the discussion above regarding concerns expressed by the U.S. Treasury, Argentine income taxes withheld from dividends on Class D shares or ADSs will be creditable against your U.S. federal income tax liability. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisers regarding the availability of the foreign tax credit under your particular circumstances.

Sale and Other Disposition of Class D shares or ADSs

For U.S. federal income tax purposes, gain or loss you realize on the sale or other disposition of Class D shares or ADSs will be capital gain or loss, and will be long-term capital gain or loss if you held the Class D shares or ADSs for more than one year. The amount of your gain or loss will equal the difference between the amount realized on the disposition and your tax basis in the Class D shares or ADSs disposed of. Such gain or loss will generally be U.S.-source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

The Company believes that it will not be considered a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for the taxable year of 2008, and does not expect to be considered one in the foreseeable future. However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets (including, among other things, less than 25 percent owned equity investments) from time to time, there can be no assurance that the Company will not be considered a PFIC for any taxable year. If the Company were treated as a PFIC for any taxable year during which you held a Class D share or ADS, certain adverse consequences could apply to you.

If the Company is treated as a PFIC for any taxable year during which you held a Class D share or ADS, any gain you recognize on a sale or other disposition of the Class D share or ADS would be allocated ratably over your holding period for the Class D share or ADS. The amounts allocated to the taxable year of the disposition and to any year before the Company became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on the amount allocated to such taxable year. Further, any distribution in respect of ADSs or ordinary shares in excess of 125 percent of the average of the annual distributions on ADSs or ordinary shares received by you during the preceding three years or your holding period, whichever if shorter, would be subject to taxation as described above. Certain elections may be available to you (including a mark to market election) that may mitigate the adverse consequences resulting from PFIC status.

In addition, if the Company were to be treated as a PFIC in a taxable year in which it pays dividends or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding unless (i) you are a corporation or other exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that you are not subject to backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

PLAN OF DISTRIBUTION

The selling shareholders and their successors, which term includes their transferees, pledgees or donees or their successors may sell the ADSs directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling shareholders or the purchasers.  These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The ADSs may be sold in one or more transactions at:

•      fixed prices;

•      prevailing market prices at the time of sale;

•      prices related to the prevailing market prices;

•      varying prices determined at the time of sale; or

•      negotiated prices.

These sales may be effected in transactions:

•      on any national securities exchange or quotation service on which the ADSs may be listed or quoted at the time of sale, including the NYSE;

•      in the over-the-counter market;

•      otherwise than on such exchanges or services or in the over-the-counter market;

•      through the writing of options, whether the options are listed on an options exchange or otherwise;

•      ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•      block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•      purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•      an exchange distribution in accordance with the rules of the applicable exchange;

•      privately negotiated transactions;

•      through the settlement of short sales;

•      sales pursuant to Rule 144;

•      a combination of any such methods of sale; and

•      any other method permitted pursuant to applicable law.

As set out above, these transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

Brokers or dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in selling ADSs.  Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchases of ADSs, from the purchaser) in amounts to be negotiated.

In connection with the sale of the ADSs or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. These broker-dealers or financial institutions may in turn engage in short sales of ADSs in the course of hedging the positions they assume with selling shareholders.  The selling shareholders may also sell the ADSs short and deliver these securities to close out such short positions, or loan or pledge the ADSs to broker-dealers that in turn may sell these securities.

The aggregate proceeds to the selling shareholders from the sale of the ADSs offered by them hereby will be the purchase price of the ADSs less discounts and commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of ADSs to be made directly or through agents. We will not receive any of the proceeds from the sale of the ADSs.

In order to comply with the securities laws of some states, if applicable, the ADSs may be sold in these jurisdictions only through registered or licensed brokers or dealers.

Profits on the sale of the ADSs by selling shareholders and any discounts, commissions or concessions received by any broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling shareholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. To the extent the selling shareholders may be deemed to be “underwriters,” they may be subject to statutory liabilities, including, but not limited to, Sections 11, 12 and 17 of the Securities Act.

The selling shareholders and any other person participating in a distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder. Regulation M of the Exchange Act may limit the timing of purchases and sales of any of the securities by the selling shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. The selling shareholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

To our knowledge, there are currently no plans, arrangements or understandings between any selling shareholder and any underwriter, broker-dealer or agent regarding the sale of the ADSs by the selling shareholders.

A selling shareholder may decide not to sell any ADSs described in this prospectus.  Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. In addition, a selling shareholder may transfer, devise or gift the ADSs by other means not described in this prospectus.

With respect to a particular offering of the ADSs, to the extent required, an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part will be prepared and will set forth the following information:

•      the specific ADSs to be offered and sold;

•      the names of the selling shareholders;

•      the respective purchase prices and public offering prices and other material terms of the offering;

•      the names of any participating agents, broker-dealers or underwriters; and

•      any applicable commissions, discounts, concessions and other items constituting, compensation from the selling shareholders.

We entered into the registration rights agreement to facilitate the sale by Repsol YPF of our securities pursuant to the Petersen Transaction and the Petersen Options described under “Selling Shareholders” and for the benefit of the pledgees of such securities to register such securities under applicable federal laws under certain circumstances and at certain times. See “Selling Shareholders”. The registration rights agreement provides that the selling shareholders and we will indemnify each other and our and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the ADSs, including liabilities under the Securities Act, or will be entitled to contribution in connection with those liabilities. In addition, Repsol YPF and Petersen Energía PTY Ltd., an affiliate of Petersen Energía, S.A., have agreed to indemnify us against certain specific losses resulting from our agreement to indemnify the selling shareholders and their directors, officers and controlling persons pursuant to the registration rights agreement. Repsol YPF or Peteren Energía will pay all of our expenses incidental to the registration, offering and sale of the ADSs to the public, and each selling shareholder will be responsible for payment of commissions, concessions, fees and discounts of underwriters, broker-dealers and agents.

VALIDITY OF SECURITIES

The validity of the ADSs will be passed upon for us by Davis Polk & Wardwell, New York, New York. The validity of the shares and other matters governed by Argentine law will be passed upon for us by Pérez Alati, Grondona, Benites, Arntsen, & Martínez de Hoz (h), Buenos Aires, Argentina.

EXPERTS

The Audited Consolidated Financial Statements and management’s report on the effectiveness of internal control over financial reporting incorporated in this registration statement by reference to YPF’s Annual Report on Form 20-F for the year ended December 31, 2006 have been audited by Deloitte & Co. S.R.L., an independent registered public accounting firm, as stated in its reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on YPF’s consolidated financial statements and include an explanatory paragraph stating that the accounting principles generally accepted in Argentina vary in certain significant respects from accounting principles generally accepted in the United States of America, that the information relating to the nature and effect of such differences is presented in Notes 13, 14, and 15 to YPF’s Audited Consolidated Financial Statements, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon its authority as expert in accounting and auditing.

FORWARD-LOOKING STATEMENTS

This prospectus, including any documents incorporated by reference, contains statements that we believe constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief or current expectations of us and our management, including statements with respect to trends affecting our financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as our plans with respect to capital expenditures, business strategy, geographic concentration, cost savings, investments and dividends payout policies. These statements are not a guarantee of future performance and are subject to material risks, uncertainties, changes and other factors which may be beyond our control or may be difficult to predict. Accordingly, our future financial condition, prices, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures, cost savings, investments and dividend policies could differ materially from those expressed or implied in any such forward-looking statements. Such factors include, but are not limited to, currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, replacement of hydrocarbon reserves, environmental, regulatory and legal considerations and general economic and business conditions in Argentina, as well as those factors described in this prospectus, in particular, those described in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We do not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected results or condition expressed or implied therein will not be realized.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-3 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access the registration statement and its exhibits as well as our other filings with the SEC.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act, including the requirements to prepare and issue quarterly reports, or the proxy rules applicable to domestic U.S. registrants under Section 14 of the Exchange Act or the insider reporting and short-swing profit rules under Section 16 of the Exchange Act. However, we intend to furnish to the SEC annual reports containing financial statements audited by our independent auditors and our quarterly reports containing unaudited financial data for the first three quarters of each fiscal year, as required by CNV rules and regulations. We will file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year, and will file on reports on Form 6-K containing an English language version of any quarterly reports we file with Argentine securities regulators or stock exchanges.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

We also file financial statements and other periodic reports with the CNV located at 25 de Mayo 175, Buenos Aires, Argentina.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we submit to it, which means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. Information contained in this prospectus and information that we submit to the SEC in the future and incorporate by reference will automatically update and supersede the previously submitted information. We incorporate herein by reference the documents listed below that we have submitted to the SEC:

•	Annual Report on Form 20-F for the year ended December 31, 2006 filed with the SEC on June 27, 2007; and

•	Item 2 of the Periodic Report on Form 6-K furnished to the SEC on July 30, 2007.

We incorporate by reference in this prospectus all subsequent annual reports filed with the SEC on Form 20-F under the Securities Exchange Act of 1934 and those of our reports submitted to the SEC on Form 6-K that we specifically identify in such form as being incorporated by reference until the offering of the securities registered under the registration statement is completed or terminated.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies, you should rely on the statements made in this prospectus or in the most recent document incorporated by reference herein.

You may obtain a copy of these filings at no cost by writing or telephoning us at the following address: Avenida Pte. R. Sáenz Peña 777, C1035AAC Ciudad Autónoma de Buenos Aires, Argentina, Tel. (011-5411) 5071-5531.

We will send the depositary a copy of all notices that we give relating to meetings of our shareholders or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

We are incorporated under the laws of Argentina. Substantially all of our assets are located outside the United States. The majority of our directors and all our officers and certain advisors named herein reside in Argentina. As a result, it may not be possible for investors to effect service of process within the United States upon us or such persons or to enforce against us or them in United States courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by our Argentine counsel, Pérez Alati, Grondona, Benites, Arntsen, & Martínez de Hoz (h), that a substantial portion of our assets located in Argentina could not be subject to attachment or foreclosure if a court were to find that such properties are necessary to the provision of an essential public service, unless the Argentine government otherwise approves the release of such property. In accordance with Argentine law, as interpreted by the Argentine courts, assets which are necessary to the provision of an essential public service may not be attached, whether preliminarily or in aid of execution.

Our Argentine counsel has also advised us that judgments of United States courts for civil liabilities based upon the federal securities laws of the United States may be enforced in Argentina, provided that the requirements of Article 517 of the Federal Civil and Commercial Procedure Code (if enforcement is sought before federal courts) are met as follows: (i) the judgment, which must be final in the jurisdiction where rendered, was issued by a court competent in accordance with the Argentine principles regarding international jurisdiction and resulted from a personal action, or an in rem action with respect to personal property if such was transferred to Argentine territory during or after the prosecution of the foreign action, (ii) the defendant against whom enforcement of the judgment is sought was personally served with the summons and, in accordance with due process of law, was given an opportunity to defend against foreign action, (iii) the judgment must be valid in the jurisdiction where rendered and meet authenticity requirements established in accordance with the requirements of Argentine law, (iv) the judgment does not violate the principles of public policy of Argentine law, and (v) the judgment is not contrary to a prior or simultaneous judgment of an Argentine court.

Subject to compliance with Article 517 of the Federal Civil and Commercial Procedure Code described above, a judgment against us, any Argentine selling shareholder or the persons described above obtained outside Argentina would be enforceable in Argentina without reconsideration of the merits.

We have been further advised by our Argentine counsel that:

•
original actions based on the federal securities laws of the United States may be brought in Argentine courts and that, subject to applicable law, Argentine courts may enforce liabilities in such actions against us, our directors, our executive officers, the selling shareholders and the advisors named in this prospectus; and

•
the ability of a judgment creditor or the other persons named above to satisfy a judgment by attaching certain assets of ours or any of the selling shareholders, respectively, is limited by provisions of Argentine law.

A plaintiff (whether Argentine or non-Argentine) residing outside Argentina during the course of litigation in Argentina must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Argentina that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by the Argentine judge. This requirement does not apply to the enforcement of foreign judgments.

Repsol YPF is a limited liability company (sociedad anónima) organized under the laws of the Kingdom of Spain.  All of the directors and executive officers of Repsol YPF are not residents of the United States. Such persons and a substantial portion of Repsol YPF’s assets are located outside the United States. As a result, it may be difficult for you to file a lawsuit against either Repsol YPF or such persons in the United States with respect to matters arising under the federal securities laws of the United States. It may also be difficult for you to enforce judgments obtained in U.S. courts against either Repsol YPF or such persons based on the civil liability provisions of such laws. Provided that United States case law does not prevent the enforcement in the U.S. of Spanish judgments (as in such case, judgments obtained in the U.S. shall not be enforced in Spain), if a U.S. court grants a final judgment in an action based on the civil liability provisions of the federal securities laws of the United States, enforceability of such judgment in Spain will be subject to satisfaction of certain factors. Such factors include the absence of a conflicting judgment by a Spanish court or of an action pending in Spain among the same parties and arising from the same facts and circumstances, the Spanish courts’ determination that the U.S. courts had jurisdiction, that process was appropriately served on the defendant, the regularity of the proceeding followed before the U.S. courts, the authenticity of the judgment and that enforcement would not violate Spanish public policy. In general, the enforceability in Spain of final judgments of U.S. courts does not require retrial in Spain. If an action is commenced before Spanish courts with respect to liabilities based on the U.S. federal securities laws, there is a doubt as to whether Spanish courts would have jurisdiction.  Spanish courts may enter and enforce judgments in foreign currencies.

CONVERSION TABLE

1 ton = 1 metric ton= 1,000 kilograms = 2,204 pounds
1 barrel = 42 U.S. gallons
1 ton of oil = approximately 7.3 barrels (assuming a specific gravity of 34 degrees API (American Petroleum Institute))
1 barrel of oil equivalent = 5,615 cubic feet of gas = 1 barrel of oil, condensate or natural gas liquids
1 kilometer = 0.63 miles
1 million Btu = 252 termies
1 cubic meter of gas = 35.3147 cubic feet of gas
1 cubic meter of gas = 10 termies
1000 acres = approximately 4 square kilometers

TECHNICAL OIL AND GAS TERMS USED IN THIS PROSPECTUS

The following terms have the meanings shown below unless the context indicates otherwise:

“acreage”: The total area, expressed in acres or km2, over which we have interests in exploration or production. Net acreage is our interest in the relevant exploration or production area.

“concession”: A grant of access for a defined area and time period that transfers certain entitlements to produce hydrocarbons from the host country to an enterprise. The company holding the concession generally has rights and responsibilities for exploration, development, production and sale of hydrocarbon . Typically, the concession is granted under a legislated fiscal system where the host country collects royalties on the estimated value at the wellhead of crude oil production and the natural gas volume commercialized and taxes or fees on profits earned.

“exploratory well”: A well drilled to find and produce oil or gas in an unproved area, to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir, or to extend a known reservoir.

“hydrocarbons”: Crude oil and natural gas.

“natural gas liquids,” or “NGL”: The portions of gas from a reservoir that are liquefied at the surface in separators, field facilities, or gas processing plants. NGL from gas processing plants is also called liquefied petroleum gas, or “LPG.”

“oil and gas producing activities”:

(i)	Such activities include:

A.	The search for crude oil, including condensate and natural gas liquids, or natural gas (“oil and gas”) in their natural states and original locations.

B.	The acquisition of property rights or properties for the purpose of further exploration and/or for the purpose of removing the oil or gas from existing reservoirs on those properties.

C.
The construction, drilling and production activities necessary to retrieve oil and gas from their natural reservoirs, and the acquisition, construction, installation, and maintenance of field gathering and storage systems – including lifting the oil and gas to the surface and gathering, treating, field processing (as in the case of processing gas to extract liquid hydrocarbons) and field storage. For purposes of this section, the oil and gas production function shall normally be regarded as terminating at the outlet valve on the lease or field storage tank; if unusual physical or operational circumstances exist, it may be appropriate to regard the production function as terminating at the first point at which oil, gas or gas liquids are delivered to a main pipeline, a common carrier, a refinery, or a marine terminal.

(ii)	Oil and gas producing activities do not include:

A.	The transporting, refining and marketing of oil and gas;

B.	Activities relating to the production of natural resources other than oil and gas;

C.
The production of geothermal steam or the extraction of hydrocarbons as a by-product of the production of geothermal steam or associated geothermal resources as defined in the Geothermal Steam Act of 1970; or

D.	The extraction of hydrocarbons from shale, tar sands or coal.

“proved oil and gas reserves”: Proved oil and gas reserves are the estimated quantities of crude oil, natural gas, and natural gas liquids that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

i)	Reservoirs are considered proved if economic productibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes:

A.	that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and

B.
the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

ii)
Reserves that can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

iii)            Estimates of proved reserves do not include the following:

A.	oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”;

B.	crude oil, natural gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors;

C.	crude oil, natural gas, and natural gas liquids, that may occur in undrilled prospects; and

D.	crude oil, natural gas, and natural gas liquids, that may be recovered from oil sales, coal, gilsonite and other such sources.

“proved developed reserves”: Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

“proved undeveloped reserves”: Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

“recovery factor”: The recoverable amount of the original or residual estimated hydrocarbons in place in a reservoir, expressed as a percentage of total hydrocarbons in place.

“refining capacity”: The crude oil processing capacity of refineries, expressed as an average over a period of time for the quality of oil and under conditions for which the facility was designed. Such capacity could be improved through the application of updated operation and maintenance techniques, increased availability, equipment revamps, de-bottlenecking, and the use of higher qualities of crude oil than those for which the refinery was originally designed, among other improvements.

“reserves audit”: A reserves audit is the process of reviewing certain factual matters and assumptions on which an estimate of reserves and/or reserves information prepared by others has been based and the rendering of an opinion about (1) the appropriateness of the methodologies employed, (2) the adequacy and quality of the data relied upon, (3) the depth and thoroughness of the reserves estimation process, (4) the classification of reserves appropriate to the relevant definitions used, and (5) the reasonableness of the estimated reserves quantities and/or the reserves information, and is, therefore, free of material misstatement. The term “reasonableness” cannot be defined with precision but reflects a quantity and/or value difference as contemplated under “Internal Control on Reserves and Reserves Audits.” Often a reserves audit includes a detailed review of certain critical assumptions and independent assessments with acceptance of other information less critical to the reserves estimation. Typically, a reserves audit letter should be of sufficient rigor to determine the appropriate reserves classification for all reserves in the property set evaluated and to clearly state the reserves classification system being utilized. In contrast to the term “audit” as used in a financial sense, a reserves audit is generally less rigorous than a reserves report.

The estimation of reserves and other reserves information is an imprecise science due to the many unknown geological and reservoir factors that can only be estimated through sampling techniques. Since reserves are therefore only estimates, they cannot be audited for the purpose of verifying exactness. Instead, reserves information is audited for the purpose of reviewing in sufficient detail the policies, procedures, methods and data used by us in estimating our reserves information so that the reserves auditors may express an opinion as to whether, in the aggregate, the reserves information furnished by us is reasonable within established and predetermined tolerances and has been estimated and presented in conformity with generally accepted petroleum engineering and evaluation principles and within the rules and regulations of the SEC.

In some cases, the auditing procedure may require independent estimates of reserves information for some or all properties. The desirability of such re-estimation will be determined by the reserves auditor exercising his or her professional judgment in arriving at an opinion as to the reasonableness of our reserves information. In those cases, an external reservoir engineer makes an independent comprehensive evaluation of reserves by interpreting and assessing all the pertinent data to generate such engineer’s own cash flow analysis and proved reserves estimate. The degree of assurance of such independent estimates cannot usually be provided with numeric precision.

The main product of these external engineering evaluations is a report that includes the engineer’s actual proved reserves estimates and economic evaluation. This report may also, at our request, include maps, logs, or other technical backup used by the external reservoir engineer, with an opinion letter that includes the reserves auditor’s findings, conformance or not with the applicable principles, definitions and procedures for estimating reserves. This opinion may also, at our request, include conclusions and recommendations. In the aforementioned case where the auditor performs an independent estimate of reserves information, we will call it an external reserves certification.

In all cases, in the opinion letter or report issued by the auditor, the reserves auditor states his or her professional standing and professional affiliation as a registered or certified professional from an appropriate governmental authority or professional organization.

A reserves auditor is a professional who has sufficient educational background, professional training and professional experience to enable him or her to exercise prudent professional judgment while in charge of the conduct of an audit of reserves information estimated by others. The determination of whether a reserves auditor is professionally qualified is made on an individual-by-individual basis with reference to the recognition and respect of his or her peers. A reserves auditor would normally be considered by us to be qualified if he or she (i) has a minimum of 10 years’ practical experience in petroleum engineering or petroleum production geology, with at least five years of such experience in charge of the estimations and evaluation of reserves information; and (ii) either (A) has obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science, or (B) has received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

Our standard of independence for reserves auditors is that he or she must not have any financial interest in the properties under evaluation. This is in order that there is no incentive for his or her reports to be outcome-oriented because there is no direct economic benefit for him or her as a consequence of the results of his or her work. An independent reserves auditor’s compensation is based only on professional services carried out to deliver an unbiased analysis suitable for the public and financial communities. We also require that a statement of such independence is included in the auditor’s report.

The meaning of the terms “reserves audit,” “reserves report,” “external reserves certification” among others may not be comparable to other similar terms used by other companies in respect of proved reserves.

“reserves estimate”: The process whereby a qualified reserves estimator performs a comprehensive evaluation by interpreting and assessing all the pertinent data to generate such proved reserves estimates and cash flow analysis. The main product of this evaluation results in a report that includes: (i) the actual reserve estimate quantities, (ii) the future producing rates from such reserves, (iii) the future net revenues from such reserves, and (iv) the present value of such future net revenue. This report may also include maps, logs or other technical backup used by the estimator.

“reserves review”: The process whereby a qualified reserves professional reviewer conducts a high-level assessment of reserves information to determine if it is plausible. The steps consist primarily of:

inquiry;
analytical procedures;
analysis;
review of historical reserves performance; and
discussions with reserves management staff.

“plausible” means the reserves data appearing to be worthy of belief based on the information obtained by a reserves estimator or by an independent qualified reserves auditor in carrying out the aforementioned steps. It may result in a statement like “Nothing came to my attention that would indicate the reserves information has not been prepared and presented in accordance with the applicable principles and definitions.”

Our standard for an “Independent Qualified Reserves Auditor” is that an Independent Qualified Reserves Auditor is a professional who has sufficient educational background, professional training and professional experience to enable him or her to exercise prudent professional judgment while in charge of the conduct of an audit of reserves information estimated by others. The determination of whether a Reserves Auditor is professionally qualified is made on an individual-by-individual basis with reference to the recognition and respect of his or her peers. A Reserves Auditor would normally be considered by us to be qualified if he or she (i) has a minimum of 10 years’ practical experience in petroleum engineering or petroleum production geology, with at least 5 years of such experience in charge of the estimations and evaluation of reserves information; and (ii) either (A) has obtained, from a college or university of recognized stature, a bachelor’s or advanced degree in petroleum engineering, geology or other discipline of engineering or physical science, or (B) has received, and is maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geologist’s license, or the equivalent thereof, from an appropriate governmental authority or professional organization.

Our standard of independence for Consulting Reserves Auditors is that he or she must not have any financial interest in the properties under evaluation. This is in order that there is no incentive for his or her reports to be outcome-oriented because there is no direct economic benefit for him or her as a consequence of the results of his or her work. The Independent Qualified Reserves Auditor’s compensation is based only on professional services carried out to deliver an unbiased analysis suitable for the public and financial communities. We also require that a statement of such independence be included in the auditor’s report.

Reviews do not require examination of the detailed documentation that supports the reserves information, unless this information does not appear to be plausible. A reserves review, due to the limited nature of the investigation involved, does not provide the level of assurance provided by a reserves estimate or a reserves audit. Though reserves reviews can be done for specific applications, they are not a substitute for an audit or an estimate.

Abbreviations and miscellaneous terms:

“bbl”	Barrels

“Bcf”	Billion cubic feet ≡ 109 cubic feet

“Bcm”	Billion cubic meters ≡ 109 cubic meters

“boe”	Barrels of oil equivalent

“boe/d”	Barrels of oil equivalent per day

“Condensate”
Mixture of hydrocarbons that exist in the gaseous phase at original temperature and pressure of the reservoir, but when produced condense into liquid phase at temperature and pressure associated with surface production equipment

“Gas”	Natural gas

“GWh”	Gigawatt hours

“HP”	Horse Power

“km”	Kilometers

“km2”	Square kilometers

“m”	Thousand

“m3”	Cubic meter

“mbbl/d”	Thousand barrels per day

“mboe/d”	Thousand barrels of oil equivalent per day

“mcf”	Thousand cubic feet

“mcm”	Thousand cubic meters

“mm”	Million

“mmbbl”	Million barrels

“mmboe”	Million barrels of oil equivalent

“mmboe/d”	Million barrels of oil equivalent per day

“mmBtu”	Million British thermal units

“mmcf”	Million cubic feet

“mmcf/d”	Million cubic feet per day

“mmcm”	Million cubic meters

“mmcm/d”	Million cubic meters per day

“mtn”	Thousand tons

“MW”	Megawatts

“Oil”	Crude oil, condensate and natural gas liquids

“WTI”	West Texas Intermediate

“USA”	United States

Oil and gas reserves definitions used in this prospectus are in accordance with the reserves definitions of Rule 4-10(a) (1)-(17) of Regulation S-X of the SEC.

The definitions of reserves estimate, reserves audit and reserves review as given below and used hereunder are not terms defined under SEC Rules or Regulations and are terms used by us in this prospectus as defined herein and consequently such terms may be defined and used differently by other companies.

For the purpose of this prospectus, any reserves estimate, or any independent reserves audit or any reserves review invoked hereunder, are in accordance with the oil and gas reserves definitions of Rule 4-10(a) (1)-(17) of Regulation S-X of the SEC.

YPF SOCIEDAD ANONIMA

UNAUDITED CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS AS OF
SEPTEMBER 30, 2007 AND COMPARATIVE INFORMATION

YPF SOCIEDAD ANONIMA
Avenida Presidente Roque Sáenz Peña 777 – Ciudad Autónoma de Buenos Aires, Argentina

FISCAL YEARS NUMBER 31 AND 30
BEGINNING ON JANUARY 1, 2007 AND 2006
UNAUDITED CONSOLIDATED AND INDIVIDUAL FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007 AND COMPARATIVE INFORMATION
(the consolidated and individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

Principal business of the Company: exploration, development and production of oil and natural gas and other minerals and refining, transportation, marketing and distribution of oil and petroleum products and petroleum derivatives, including petrochemicals, chemicals and non-fossil fuels, biofuels, and their components, generation of electric power from hydrocarbons, rendering telecommunications services, as well as the production, industrialization, processing, marketing, preparation services, transportation and storage of grain and its derivatives.

Date of registration with the Public Commerce Register: June 2, 1977.

Duration of the Company: through June 15, 2093.

Last amendment to the bylaws: July 11, 2007.

Optional Statutory Regime related to Compulsory Tender Offer provided by Decree No. 677/2001 art. 24: not incorporated.

Capital structure as of September 30, 2007
(expressed in Argentine pesos)

Subscribed, paid-in and authorized for stock exchange listing (Note 4 to individual financial statements)

- Shares of Common Stock, Argentine pesos 10 par value, 1 vote per share	3,933,127,930

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(amounts expressed in millions of Argentine pesos - Note 1 to the individual financial statements)
(the consolidated financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007	2006
Current Assets
Cash	106	118
Investments (Note 2.a)	310	971
Trade receivables (Note 2.b)	2,893	2,242
Other receivables (Note 2.c)	4,302	5,033
Inventories (Note 2.d)	2,494	1,697
Other assets	-	1,128
Total current assets	10,105	11,189

Noncurrent Assets
Trade receivables (Note 2.b)	37	44
Other receivables (Note 2.c)	792	852
Investments (Note 2.a)	769	788
Fixed assets (Note 2.e)	24,435	22,513
Intangible assets	8	8
Total noncurrent assets	26,041	24,205
Total assets	36,146	35,394

Current Liabilities
Accounts payable (Note 2.f)	3,455	3,495
Loans (Note 2.g)	551	915
Salaries and social security	196	207
Taxes payable	1,370	1,298
Net advances from crude oil purchasers	32	96
Reserves	354	273
Total current liabilities	5,958	6,284

Noncurrent Liabilities
Accounts payable (Note 2.f)	2,852	2,448
Loans (Note 2.g)	523	510
Salaries and social security	164	202
Taxes payable	23	20
Net advances from crude oil purchasers	-	7
Reserves	1,671	1,578
Total noncurrent liabilities	5,233	4,765
Total liabilities	11,191	11,049

Shareholders' Equity	24,955	24,345
Total liabilities and shareholders' equity	36,146	35,394

The accompanying Notes and the individual financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos - Note 1 to the individual financial statements)
(the consolidated financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007	2006

Net sales (Note 4)	20,869	19,172
Cost of sales	(13,917)	(11,528)
Gross profit	6,952	7,644

Administrative expenses (Exhibit H)	(561)	(490)
Selling expenses (Exhibit H)	(1,541)	(1,356)
Exploration expenses (Exhibit H)	(356)	(318)
Operating income	4,494	5,480

Income on long-term investments (Note 4)	38	27
Other expense, net (Note 2.h)	(171)	(33)
Financial income (expense), net and holding gains:
Gains on assets
Interests	259	250
Exchange differences	100	80
Holding gains on inventories	313	442
Losses on liabilities
Interests	(216)	(151)
Exchange differences	(57)	(96)
Reversal of impairment of other current assets	69	-
Net income before income tax	4,829	5,999
Income tax	(1,849)	(2,264)
Net income	2,980	3,735
Earnings per share	7.58	9.50

The accompanying Notes and the individual financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(amounts expressed in millions of Argentine pesos - Note 1 to the individual financial statements)
(the consolidated financial statements as of September 30, 2007 and September 30, 2006 are unaudited)
	2007	2006
Cash Flows from Operating Activities
Net income	2,980	3,735
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(38)	(27)
Dividends from long-term investments	52	34
Reversal of impairment of other current assets	(69)	-
Depreciation of fixed assets	3,105	2,628
Consumption of materials and fixed assets retired, net of allowances	158	224
Increase in allowances for fixed assets	99	126
Income tax	1,849	2,264
Income tax payments	(1,654)	(2,311)
Increase in reserves	570	609
Changes in assets and liabilities:
Trade receivables	(644)	(101)
Other receivables	904	(484)
Inventories	(797)	(589)
Accounts payable	200	230
Salaries and social security	(42)	(50)
Taxes payable	(101)	(336)
Net advances from crude oil purchasers	(69)	(71)
Decrease in reserves	(396)	(158)
Interests, exchange differences and others	35	186
Net cash flows provided by operating activities	6,142 (1)	5,909 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(4,076)	(3,460)
Investments (non cash and equivalents)	(13)	(111)
Net cash flows used in investing activities	(4,089)	(3,571)

Cash Flows from Financing Activities
Payment of loans	(1,413)	(666)
Proceeds from loans	1,026	687
Dividends paid	(2,360)	(2,360)
Net cash flows used in financing activities	(2,747)	(2,339)

Net decrease in Cash and Equivalents	(694)	(1)
Cash and equivalents at the beginning of year	1,087	515
Cash and equivalents at the end of period	393	514

For supplemental information on cash and equivalents, see Note 2.a.

(1)	Includes (98) and (90) corresponding to interest payments for the nine-month periods ended September 30, 2007 and 2006, respectively.

The accompanying Notes and the individual financial statements of YPF, are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007 AND COMPARATIVE INFORMATION
(amounts expressed in millions of Argentine pesos - Note 1 to the individual financial statements, except where otherwise indicated)
(the consolidated financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

1.	CONSOLIDATED FINANCIAL STATEMENTS

YPF Sociedad Anónima (the “Company” or “YPF”) has prepared its consolidated financial statements in accordance with generally accepted accounting principles in Argentina (“Argentine GAAP”), considering the regulation of the Argentine Securities Commission (“CNV”). The Company includes supplemental individual financial statements to the consolidated financial statements. Consolidated financial statements should be read in conjunction with the accompanying individual financial statements.

The consolidated financial statements for the nine-month periods ended September 30, 2007 and 2006 are unaudited, but reflect all adjustments which, in the opinion of the Management, are necessary to present the consolidated financial statements for such periods on a consistent basis with the audited annual consolidated financial statements.

a)	Consolidation policies:

Following the methodology established by Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (“F.A.C.P.C.E.”), the Company has consolidated its balance sheets and the related statements of income and cash flows as follows:

-
Investments and income (loss) related to controlled companies in which YPF has the number of votes necessary to control corporate decisions are substituted for such companies' assets, liabilities, net revenues, cost and expenses, which are aggregated to the Company's balances after the elimination of intercompany profits, transactions, balances and other consolidation adjustments.

-
Investments and income (loss) related to companies in which YPF holds joint control are consolidated line by line on the basis of the Company's proportionate share in their assets, liabilities, net revenues, cost and expenses, considering intercompany profits, transactions, balances and other consolidation adjustments.

Investments in companies under control and joint control are detailed in Exhibit C to the individual financial statements.

b)	Financial statements used for consolidation:

The consolidated financial statements are based upon the last available financial statements of those companies in which YPF holds control or joint control, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related companies which could have produced changes to their shareholders’ equity.

c)	Valuation criteria:

In addition to the valuation criteria disclosed in the notes to YPF individual financial statements, the following additional valuation criteria have been applied in the preparation of the consolidated financial statements:

Fixed assets

Properties on foreign unproved reserves have been valued at cost and translated into pesos as detailed in Note 2.e to the individual financial statements. Capitalized costs related to unproved properties are reviewed periodically by Management to ensure the carrying value does not exceed their estimated recoverable value.

As of September 30, 2007, YPF Holdings Inc. has approximately 28 of exploratory drilling costs that have been capitalized for a period greater than one year, representing one project and one well. The project is pending the results of drilling on an adjacent block.

Salaries and Social Security – Pensions and other Postretirement and Postemployment Benefits

YPF Holdings Inc., which has operations in the United States of America, has a number of trustee defined-benefits pension plans and postretirement and postemployment benefits.

The funding policy related to trustee pension plans is to contribute amounts to the plans sufficient to meet the minimum funding requirements under governmental regulations, plus such additional amounts as Management may determine to be appropriate. The benefits related to the plans were valued at net present value and accrued based on the years of active service of employees. The net liability for defined-benefits plans is disclosed as non-current liabilities in the “Salaries and social security” account and is the amount resulting from the sum of: the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses generated since December 31, 2003. The unrecognized actuarial losses and gains are recognized as expense during the expected average remaining work of the employees participating in the plans and the life expectancy of the retired employees. The Company updates the actuarial assumptions at the end of each year. As of December 31, 2006, the unrecognized actuarial losses amounted to 52.

YPF Holdings Inc. also has a noncontributory supplemental retirement plan for executive officers and other selected key employees.

YPF Holdings Inc. provides certain health care and life insurance benefits for eligible retired employees, and also certain insurance, and other postemployment benefits for eligible individuals in case employment is terminated by YPF Holdings Inc. before their normal retirement. YPF Holdings Inc. accrues the estimated cost of retiree benefit payments during employees’ active service periods.

Employees become eligible for these benefits if they meet minimum age and years of service requirements. YPF Holdings Inc. accounts for benefits provided when the minimum service period is met, payment of the benefit is probable and the amount of the benefit can be reasonably estimated. Other postretirement and postemployment benefits are recorded as claims are incurred.

Recognition of revenues and costs of construction activities

Revenues and costs related to construction activities are accounted by the percentage of completion method. When adjustments in contract values or estimated costs are determined, any change from prior estimates is reflected in earnings in the current year. Anticipated losses on contracts in progress are expensed as soon as they become evident.

2.	ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant accounts included in the accompanying consolidated financial statements are as follows:

Consolidated Balance Sheets Accounts as of September 30, 2007 and December 31, 2006

a) Investments:	2007				2006
	Current		Noncurrent		Current		Noncurrent
Short-term investments and government securities	310	(1)	148	(3)	971	(1)	156	(3)
Long-term investments	-		834	(2)	-		843	(2)
Allowance for reduction in value of holdings in long-term investments	-		(213	)(2)	-		(211	)(2)
	310		769		971		788

(1)	Includes 287 and 969 as of September 30, 2007 and December 31, 2006, respectively, with an original maturity of less than three months.
(2)
In addition to the amounts detailed in Exhibit C to the individual financial statements, includes interest in Gas Argentino S.A. (“GASA”). As of September 30, 2007, the shareholders and creditors of GASA have signed a debt reestructuring agreement whose approval is pending by the National Antitrust Protection Board.

(3)	Restricted cash.

b) Trade receivables:	2007		2006
	Current	Noncurrent	Current	Noncurrent

Accounts receivable	2,936	37	2,280	44
Related parties	428	-	391	-
	3,364	37	2,671	44
Allowance for doubtful trade receivables	(471)	-	(429)	-
	2,893	37	2,242	44

c) Other receivables	2007			2006
	Current		Noncurrent	Current		Noncurrent

Deferred income tax	-		491	-		510
Tax credits and export rebates	876		16	692		18
Trade	97		-	71		-
Prepaid expenses	146		63	130		73
Concessions charges	17		77	17		88
Related parties	2,606	(1)	-	3,883	(1)	-
Loans to clients	11		91	12		69
Advances to suppliers	108		-	65		-
From joint ventures and other agreements	90		-	46		-
Miscellaneous	466		105	254		146
	4,417		843	5,170		904
Allowance for other doubtful accounts	(115)		-	(137)		-
Allowance for valuation of other receivables to their estimated realizable value	-		(51)	-		(52)
	4,302		792	5,033		852

(1)
In addition to the amounts detailed in Note 3.c to the individual financial statements, mainly includes 198 with Repsol Netherlands Finance B.V. as of September 30, 2007, which accrue interest at 5.36%, and 48 and 218 with Repsol Netherlands Finance B.V. and Repsol International Finance B.V., respectively, as of December 31, 2006.

d) Inventories:	2007	2006

Refined products	1,580	1,047
Crude oil and natural gas	623	441
Products in process	33	47
Raw materials, packaging materials and others	258	162
	2,494	1,697

e) Fixed assets:	2007	2006

Net book value of fixed assets (Exhibit A)	24,484	22,562
Allowance for unproductive exploratory drilling	(3)	(3)
Allowance for obsolescence of material and equipment	(46)	(46)
	24,435	22,513

f) Accounts payable:	2007		2006
	Current	Noncurrent	Current	Noncurrent

Trade	2,825	26	2,617	27
Hydrocarbon wells abandonment obligations	-	2,607	233	2,210
Related parties	164	-	238	-
From joint ventures and other agreements	331	-	256	-
Environmental liabilities	93	164	93	164
Miscellaneous	42	55	58	47
	3,455	2,852	3,495	2,448

g) Loans:			2007		2006
	Interest rates (1)	Principal maturity	Current	Noncurrent	Current	Noncurrent

Negotiable Obligations – YPF	9.13–10.00%	2009 - 2028	11	523	559	509
Other bank loans and other creditors	1.25–18.25%	2007 - 2008	540	-	356	1
			551	523	915	510

(1)	Annual fixed interest rates as of September 30, 2007.

Consolidated Statements of Income as of September 30, 2007 and 2006

h) Other expense, net:	Income (Expense)
	2007	2006

Reserve for pending lawsuits and other claims	(140)	(54)
Environmental remediation - YPF Holdings Inc.	(113)	(61)
Defined-benefits pension plans and other postretirement benefits	(12)	(17)
Miscellaneous	94	99
	(171)	(33)

3.	COMMITMENTS AND CONTINGENCIES IN CONTROLLED COMPANIES

Laws and regulations relating to health and environmental quality in the United States of America affect nearly the operations of YPF Holdings Inc. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for penalties and other liabilities for the violation of such standards and establish in certain circumstances remedial obligations.

YPF Holdings Inc. believes that its policies and procedures in the area of pollution control, product safety and occupational health are adequate to prevent unreasonable risk of environmental and other damage, and of resulting financial liability, in connection with its business. Some risk of environmental and other damage is, however, inherent in particular operations of YPF Holdings Inc. and, as discussed below, Maxus Energy Corporation (“Maxus”) and Tierra Solutions, Inc. (“Tierra”) could have certain potential liabilities associated with operations of Maxus’ former chemical subsidiary. YPF Holdings Inc. cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies, could in the future require material expenditures by YPF Holdings Inc. for the installation and operation of systems and equipment for remedial measures, possible dredging requirements and in certain other respects. Also, certain laws allow for recovery of natural resource damages from responsible parties and ordering the implementation of interim remedies to abate an imminent and substantial endangerment to the environment. Potential expenditures for any such actions cannot be reasonably estimated.

In connection with the sale of Maxus’ former chemical subsidiary, Diamond Shamrock Chemicals Company ("Chemicals") to Occidental Petroleum Corporation (“Occidental”) in 1986, Maxus agreed to indemnify Chemicals and Occidental from and against certain liabilities relating to the business or activities of Chemicals, including environmental liabilities relating to chemical plants and waste disposal sites used by Chemicals prior to the selling date. Tierra has agreed to assume essentially all of Maxus’ aforesaid indemnity obligations to Occidental in respect of Chemicals.

As of September 30, 2007, reserves for the environmental contingencies and other claims totaled approximately 353. YPF Holdings Inc.’s Management believes it has adequately reserved for all environmental contingencies, which are probable and can be reasonably estimated as of such time; however, changes in circumstances could result in changes, including additions, to such reserves in the future. The most significant contingencies are described in the following paragraphs:

In the following discussion concerning plant sites and third party sites, references to YPF Holdings Inc. include, as appropriate and solely for ease of reference, references to Maxus and Tierra. As indicated above, Tierra is also a subsidiary of YPF Holdings Inc. and has assumed certain of Maxus’ obligations.

Newark, New Jersey. A consent decree, previously agreed upon by the U.S. Environmental Protection Agency ("EPA"), the New Jersey Department of Environmental Protection and Energy ("DEP") and Occidental, as successor to Chemicals, was entered in 1990 by the United States District Court of New Jersey and requires implementation of a remedial action plan at Chemicals' former Newark, New Jersey agricultural chemicals plant. The approved remedy has been completed and paid for by Tierra. This project is in the operation and maintenance phase. YPF Holdings Inc. has reserved approximately 50 as of September 30, 2007, in connection with such activities.

Passaic River, New Jersey. Studies have indicated that sediments of the Newark Bay watershed, including the Passaic River adjacent to the former Newark plant, are contaminated with hazardous chemicals from many sources. Maxus, forced to act on behalf of Occidental, negotiated an agreement with the EPA under which Tierra has conducted further testing and studies near the plant site. While some work remains, these studies were substantially completed in 2005. In addition:

-
The EPA and other agencies are addressing the lower Passaic River in a joint federal, state, local and private sector cooperative effort designated as the Lower Passaic River Restoration Project (“PRRP”). Tierra, along with approximately seventy two other entities, participated in an initial remedial investigation and feasibility study (“RIFS”) in connection with the PRRP. The parties are discussing the possibility of further work with the EPA. The entities that have agreed to fund the RIFS have negotiated allocations of responsibility among themselves based on a number of considerations.

-
In 2003, the DEP issued Directive No. 1 to approximately 66 entities, including Occidental and Maxus and certain of their respective related entities. Directive No. 1 seeks to address natural resource damages allegedly resulting from almost 200 years of historic industrial and commercial development of the lower 17 miles of the Passaic River and a part of its watershed. Directive No. 1 asserts that the named entities are jointly and severally liable for the alleged natural resource damages without regard to fault. The DEP has asserted jurisdiction in this matter even though all or part of the lower Passaic River has been designated as a Superfund site and is a subject of the PRRP. Directive No. 1 calls for the following actions: interim compensatory restoration, injury identification, injury quantification and value determination. Maxus and Tierra responded to Directive No. 1 setting forth good faith defenses. Settlement discussions between the DEP and the named entities have been held; however, no agreement has been reached or is assured.

-
In 2004, the EPA and Occidental entered into an administrative order on consent (the “AOC”) pursuant to which Tierra (on behalf of Occidental) has agreed to conduct testing and studies to characterize contaminated sediment and biota in the Newark Bay. The initial field work on this study, which includes testing in the Newark Bay, has been substantially completed. Discussions with the EPA regarding additional work that might be required are underway.

-
In December 2005, the DEP issued a directive to Tierra, Maxus and Occidental directing said parties to pay the State of New Jersey’s costs of developing a Source Control Dredge Plan focused on allegedly dioxin-contaminated sediment in the lower six-mile portion of the Passaic River. The development of this plan is estimated by the DEP to cost approximately US$ 2 million. This directive was issued even though this portion of the lower Passaic River is a subject of the PRRP. The DEP has advised the recipients that (a) it is engaged in discussions with the EPA regarding the subject matter of the directive, and (b) they are not required to respond to the directive until otherwise notified.

-
In December 2005, the DEP sued YPF, YPF Holdings Inc., Tierra, Maxus and several affiliated entities, in addition to Occidental, in connection with dioxin contamination allegedly emanating from Chemicals’ former Newark plant and contaminating the lower portion of the Passaic River, Newark Bay, other nearby waterways and surrounding areas. The DEP seeks unspecified and punitive damages and other matters. The defendants have made responsive pleadings and filings.

-
In June 2007, EPA released a draft Focused Feasibility Study (“FFS”) that outlines several alternatives for remedial action in the lower eight miles of the Passaic River. These alternatives range from no action (which would result in comparatively little cost) to extensive dredging and capping (which according to the draft FFS, EPA estimated could cost from U.S.$0.9 billion to U.S.$2.3 billion), and are all described by EPA as involving proven technologies that could be carried out in the near term, without extensive research. Tierra, in conjunction with the other parties of the PRRP group, submitted comments on the draft FFS to EPA, as did other interested parties. In September 2007, EPA announced its intention to spend further time considering these comments, to issue a proposed plan for public comment by the middle of 2008 and to select a clean-up plan in the last quarter of 2008. Tierra will respond to any further EPA proposal as may be appropriate at that time.

-
In August 2007, the National Oceanic Atmospheric Administration (“NOAA”) sent a letter to the parties of the PRRP group, including Tierra and Occidental, requesting that the group enters into an agreement to conduct a cooperative assessment of natural resources damages in the Passaic River and Newark Bay. The PRRP group has responded through its common counsel requesting that discussions relating to such agreement to be postponed until 2008, due in part to the pending FFS proposal by EPA. Tierra will continue to participate in the PRRP group with regard to this matter.

As of September 30, 2007, there is a total of approximately 50 reserved in connection with the foregoing matters related to the Passaic River, and surrounding area. This amount principally consists of estimated costs for studies and other work Maxus and Tierra have already agreed to undertake. During the last quarter of 2007, we have evaluated several remediation scenarios for the lower eight miles of the Passaic River, which result in an increase of approximately 79 in our reserve as of December 31, 2007. The development of new information or the imposition of remediation actions differing from the scenarios we have evaluated could result in Maxus and Tierra incurring material costs in addition to the amount currently reserved.

Hudson County, New Jersey. Until 1972, Chemicals operated a chromite ore processing plant at Kearny, New Jersey (“Kearny Plant”). According to the DEP, wastes from these ore processing operations were used as fill material at a number of sites in and near Hudson County. The DEP and Occidental, as successor to Chemicals, signed an administrative consent order with the DEP in 1990 for investigation and remediation work at certain chromite ore residue sites in Kearny and Secaucus, New Jersey.

Tierra, on behalf of Occidental, is presently performing the work and funding Occidental's share of the cost of investigation and remediation of these sites and is providing financial assurance in the amount of US$ 20 million for performance of the work. The ultimate cost of remediation is uncertain. Tierra submitted its remedial investigation reports to the DEP in 2001, and the DEP continues to review the report.

Additionally, in May 2005, the DEP took two actions in connection with the chrome sites in Hudson and Essex Counties. First, the DEP issued a directive to Maxus, Occidental and two other chromium manufacturers directing them to arrange for the cleanup of chromite ore residue at three sites in Jersey City and the conduct of a study by paying the DEP a total of US$ 20 million. While YPF Holdings Inc. believes that Maxus is improperly named and there is little or no evidence that Chemicals’ chromite ore residue was sent to any of these sites, the DEP claims these companies are jointly and severally liable without regard to fault. Second, the State of New Jersey filed a lawsuit against Occidental and two other entities in state court in Hudson County seeking, among other things, cleanup of various sites where chromite ore residue is allegedly located, recovery of past costs incurred by the state at such sites (including in excess of US$ 2 million allegedly spent for investigations and studies) and, with respect to certain costs at 18 sites, treble damages. The DEP claims that the defendants are jointly and severally liable, without regard to fault, for much of the damages alleged. During mediation, the parties have engaged in discussion regarding possible settlement; however, there is no assurance that these discussions will be successful.

In November 2005, several environmental groups sent a notice of intent to sue the owners of the properties adjacent to the former Kearny Plant (the “Adjacent Property”), including among others Tierra, under the Resource Conservation and Recovery Act. The stated purpose of the lawsuit, if filed, would be to require the noticed parties to carry out measures to abate alleged endangerments to health and the environment emanating from the Adjacent Property. The parties have entered into an agreement that addresses the concerns of the environmental groups, and these groups have agreed, at least for now, not to file suit.

Pursuant to a request of the DEP, in the second half of 2006, Tierra and other parties tested the sediments in a portion of the Hackensack River near the former Kearny Plant. Whether additional work will be required, is expected to be determined once the results of this testing have been analyzed.

As of September 30, 2007, there is a total of approximately 63 reserved in connection with the foregoing chrome-related matters. The study of the levels of chromium in New Jersey has not been finalized, and the DEP is still reviewing the proposed action levels. The cost of addressing these chrome-related matters could increase depending upon the final soil action levels, the DEP’s response to Tierra’s reports and other developments.

Painesville, Ohio. In connection with the operation until 1976 of one chromite ore processing plant ("Chrome Plant"), from Chemicals, the Ohio Environmental Protection Agency (“OEPA”) ordered to conduct a Remedial Investigation and Feasibility Study (“RIFS”) at the former Painesville's Plant area. Tierra has agreed to participate in the RIFS as required by the OEPA. Tierra submitted the remedial investigation report to the OEPA, which report was finalized in 2003. Tierra is submitting required feasibility reports separately. In addition, the OEPA has approved certain work, including the remediation of specific sites within the former Painesville Works area and work associated with the development plans discussed below (the “Remediation Work”). The Remediation Work has begun. As the OEPA approves additional projects for the site of the former Painesville Works, additional amounts may need to be reserved.

Over ten years ago, the former Painesville Works site was proposed for listing on the national Priority List under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”): however, the EPA has stated that the site will not be listed so long as it is satisfactorily addressed pursuant to the Director’s Order and OEPA’s programs. As of the date of issuance of these financial statements, the site has not been listed. YPF Holdings Inc. has reserved a total of 35 as of September 30, 2007 for its estimated share of the cost to perform the RIFS, the remediation work and other operation and maintenance activities at this site. The scope and nature of any further investigation or remediation that may be required cannot be determined at this time; however, as the RIFS progresses, YPF Holdings Inc. will continuously assess the condition of the Painesville's plants works site and make any changes, including additions, to its reserve as may be required.

Third Party Sites. Pursuant to settlement agreements with the Port of Houston Authority and other parties, Tierra and Maxus are participating (on behalf of Chemicals) in the remediation of property adjoining Chemicals’ former Greens Bayou facility where DDT and certain other chemicals were manufactured. As of September 30, 2007, YPF Holdings Inc. has reserved 68 for its estimated share of future remediation activities associated with the Greens Bayou facility. Additionally, efforts have been initiated in connection with claims for natural resources damages. The amount of natural resources damages and the party’s obligations in respect thereof are unknown at the present time.

In June 2005, the EPA designated Maxus as a potentially responsible party (“PRP”) at the Milwaukee Solvay Coke & Gas site in Milwaukee, Wisconsin. The basis for this designation is Maxus alleged status as the successor to Pickands Mather & Co. and Milwaukee Solvay Coke Co., companies that the EPA has asserted are former owners or operators of such site. Preliminarily work in connection with the RIFS of this site commenced in the second half of 2006. Maxus has reserved 1 as of September 30, 2007 for its estimated share of the costs of the RIFS. Maxus lacks sufficient information to determine additional exposure or costs, if any, it might have in respect of this site.

Maxus has agreed to defend Occidental, as successor to Chemicals, in respect of the Malone Services Company Superfund site in Galveston County, Texas. This site is a former waste disposal site where Chemicals is alleged to have sent waste products prior to September 1986. It is the subject of enforcement activities by the EPA. Although Occidental is one of many PRPs that have been identified and have agreed to an Administrative Order on Consent, Tierra (which is handling this matter on behalf of Maxus) presently believes the degree of Occidental’s alleged involvement as successor to Chemicals is relatively small.

Chemicals has also been designated as a PRP with respect to a number of third party sites where hazardous substances from Chemicals' plant operations allegedly were disposed or have come to be located. At several of these, Chemicals has no known exposure. Although PRPs are typically jointly and severally liable for the cost of investigations, cleanups and other response costs, each has the right of contribution from other PRPs and, as a practical matter, cost sharing by PRPs is usually effected by agreement among them. At a number of these sites, the ultimate response cost and Chemicals’ share of such costs cannot be estimated at this time. As of September 30, 2007, YPF Holdings Inc. has reserved 7 in connection with its estimated share of costs related to these sites.

Black Lung Benefits Act Liabilities. The Black Lung Benefits Act provides monetary and medical benefits to miners disabled with black lung disease, and also provides benefits to the dependents of deceased miners if black lung disease caused or contributed to the miner’s death. As a result of the operations of its coal-mining subsidiaries, YPF Holdings Inc. is required to provide insurance of this benefit to former employees and their dependents. As of September 30, 2007, YPF Holdings Inc. has reserved 30 in connection with its estimate of these obligations.

Legal Proceedings. In 1998, a subsidiary of Occidental filed a lawsuit in state court in Ohio seeking a declaration of the parties’ rights with respect to obligations for certain costs allegedly related to Chemicals’ Ashtabula, Ohio facility, as well as certain other costs. A settlement of this matter was reached in March 2007, with those activities required by the settlement document completed in the second quarter of 2007.

In 2001, the Texas State Controller assessed Maxus approximately US$ 1 million in Texas state sales taxes for the period of September 1, 1995 through December 31, 1998, plus penalty and interest. In August 2004, the administrative law judge issued a decision affirming approximately US$ 1 million of such assessment, plus penalty and interest. YPF Holdings Inc. believes the decision is erroneous, has paid the revised tax assessment, penalty and interest (a total of approximately US$ 2 million under protest). Maxus filed suit in Texas state court in December 2004 challenging the administrative decision. The matter will be reviewed by a trial de novo in the court action.

In 2002, Occidental sued Maxus and Tierra in state court in Dallas, Texas seeking a declaration that Maxus and Tierra have the obligation under the agreement pursuant to which Maxus sold Chemicals to Occidental to defend and indemnify Occidental from and against certain historical obligations of Chemicals, including claims related to “Agent Orange” and vinyl chloride monomer (VCM), notwithstanding the fact that said agreement contains a 12-year cut-off for defense and indemnity obligations with respect to most litigation. Tierra was dismissed as a party, and the matter was tried in May 2006. The trial court decided that the 12-year cut-off period did not apply and entered judgment against Maxus. This decision was affirmed by the Court of Appeals in February 2008. This decision will require Maxus to accept responsibility for various matters for which it has refused indemnification since 1998. This could result in the incurrence of material costs in addition to Maxus’ current reserves for this matter. This decision will require Maxus to reimburse Occidental for past costs on these matters; Maxus believes that its current reserves are adequate for these past costs. Maxus is currently evaluating the decision of the Court of Appeals. The judgment awarded Occidental declaratory relief, approximately US$ 2, and attorney’s fees and costs. The judgment will accrue post judgment interest at the rate of 8% per annum in the event Maxus does not prevail on appeal. In December 2006, the trial court set the amount of Maxus obligation in an amount of approximately 47, which have been entirely reserved.

In March 2005, Maxus agreed to defend Occidental, as successor to Chemicals, in respect of an action seeking the contribution of costs incurred in connection with the remediation of the Turtle Bayou waste disposal site in Liberty County, Texas. The plaintiffs alleged that certain wastes attributable to Chemicals found their way to the Turtle Bayou site. Trial for this matter was bifurcated, and in the liability phase Occidental and other parties were found severally, and not jointly, liable for waste products disposed of at this site. Trial in the allocation phase of this matter was completed in the second quarter of 2007, and the court has entered a decision setting Occidental’s liability at 18.73 % of those costs incurred by one of the plaintiffs. Occidental’s motion for reconsideration of a portion of this decision has been filed with the court, and the parties are awaiting the court’s decision on this and other post-judgment motions. As of September 30, 2007, YPF Holdings Inc. has reserved 2 in respect of this matter.

In 2005, Skidmore Energy Company and others (“Skidmore”) have sued Maxus (U.S.) Exploration Company (“Maxus US”), a subsidiary of YPF Holdings Inc., in state court in Texas. Skidmore claims it was entitled to an assignment of approximately five oil and gas leases in the US Gulf of Mexico. Maxus US denies Skidmore’s claims. Maxus US and Skidmore have entered an agreement to submit this matter to binding arbitration; the arbitration hearing was held from October 29 to November 1, 2007, with briefs submitted to the arbitration panel on November 6, 2007. The decision of the arbitration panel, holding that Skidmore should take nothing, was rendered on November 29, 2007.

YPF Holdings Inc., including its subsidiaries, is a party to various other lawsuits, the outcomes of which are not expected to have a material adverse affect on YPF’s financial condition. The Company has established reserves for legal contingencies in situations where a loss is probable and can be reasonably estimated.

YPF Holdings Inc. has entered into various operating agreements and capital commitments associated with the exploration and development of its oil and gas properties which are not material except those for the Neptune Prospect. Total commitments related to the development of the Neptune Prospect located in the vicinity of the Atwater Valley Area, Blocks 573, 574, 575, 617 and 618 are US$ 75 million for 2007 and US$ 17 million for 2008.

4.	CONSOLIDATED BUSINESS SEGMENT INFORMATION

The Company organizes its business into four segments which comprise: the exploration and production, including contractual purchases of natural gas and crude oil purchases arising from service contracts and concession obligations, as well as crude oil intersegment sales, natural gas and its derivatives sales and electric power generation (“Exploration and Production”); the refining, transport and marketing of crude oil to unrelated parties and refined products (“Refining and Marketing”); the petrochemical operations (“Chemical”); and other activities, not falling into these categories, are classified under “Corporate and Other”, which principally includes corporate administration costs and assets, construction activities and environmental remediation activities related to YPF Holdings Inc. preceding operations (Note 3).

Operating income (loss) and assets for each segment have been determined after intersegment adjustments. Sales between business segments are made at internal transfer prices established by YPF, which approximate market prices.

	Exploration and Production	Refining and Marketing	Chemical	Corporate and Other	Consolidation Adjustments	Total
Nine-month period ended September 30, 2007
Net sales to unrelated parties	2,310	14,599	1,855	99	-	18,863
Net sales to related parties	495	1,511	-	-	-	2,006
Net intersegment sales	9,770	1,405	599	262	(12,036)	-
Net sales	12,575	17,515	2,454	361	(12,036)	20,869
Operating income (loss)	3,550	1,008	379	(480)	37	4,494
Income on long-term investments	25	13	-	-	-	38
Depreciation	2,714	281	67	43	-	3,105
Acquisitions of fixed assets	3,299	528	79	170	-	4,076
Assets	19,374	11,077	1,996	4,795	(1,096)	36,146
Nine-month period ended September 30, 2006
Net sales to unrelated parties	2,311	13,248	1,704	85	-	17,348
Net sales to related parties	584	1,240	-	-	-	1,824
Net intersegment sales	10,812	1,177	494	201	(12,684)	-
Net sales	13,707	15,665	2,198	286	(12,684)	19,172
Operating income (loss)	5,449	53	340	(391)	29	5,480
Income on long-term investments	18	9	-	-	-	27
Depreciation	2,298	238	62	30	-	2,628
Acquisitions of fixed assets	2,800	471	84	112	-	3,467
Year ended December 31, 2006
Assets	18,987	9,349	1,876	6,049	(867)	35,394

Export sales for the nine-month periods ended September 30, 2007 and 2006 were 6,176 and 6,716, respectively. Export sales were mainly to the United States of America, Brazil and Chile.

5.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING PRINCIPLES FOLLOWED BY THE COMPANY AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Argentine GAAP, which differs in certain respects from generally accepted accounting principles in the United States of America (“U.S. GAAP”).
The differences between Argentine GAAP and U.S. GAAP are reflected in the amounts provided in Note 6 and Note 7, and principally relate to the items discussed in the following paragraphs.

a)	Functional and reporting currency

Under Argentine GAAP, financial statements are presented in constant Argentine pesos (“reporting currency”), as mentioned in Note 1 to the individual financial statements. Foreign currency transactions are recorded in Argentine pesos by applying to the foreign currency amount the exchange rate between the reporting and the foreign currency at the date of the transaction. Exchange rate differences arising on monetary items in foreign currency are recognized in the income statement of each period.

Under U.S. GAAP, a definition of the functional currency is required, which may differ from the reporting currency. Management has determined for YPF and certain of its subsidiaries and investees the U.S. dollar as its functional currency in accordance with the Statement of Financial Accounting Standards (“SFAS”) No. 52. Therefore, YPF has remeasured into U.S. dollars its financial statements and the financial statements of the mentioned subsidiaries and investees as of September 30, 2007 and 2006, and December 31, 2006, prepared in accordance with Argentine GAAP by applying the procedures specified in SFAS No. 52. The objective of the remeasurement process is to produce the same results that would have been reported if the accounting records had been kept in the functional currency. Accordingly, monetary assets and liabilities are remeasured at the balance sheet date (current) exchange rate. Amounts carried at prices in past transactions are remeasured at the exchange rates in effect when the transactions occurred. Revenues and expenses are remeasured on a monthly basis at the average rates of exchange in effect during the period, except for consumption of nonmonetary assets, which are remeasured at the rates of exchange in effect when the respective assets were acquired. Translation gains and losses on monetary assets and liabilities arising from the remeasurement are included in the determination of net income (loss) in the period such gains and losses arise. For certain YPF’s subsidiary and investees, Management has determined the Argentine peso as its functional currency. Translation adjustments resulting from the process of translating the financial statements of the mentioned subsidiary and investees into U.S. dollars are not included in determining net income and are reported in other comprehensive income (“OCI”) as a component of shareholders’ equity.

The amounts obtained from the process referred to above are translated into Argentine pesos following the provisions of SFAS No. 52. Assets and liabilities were translated at the current selling exchange rate of Argentine pesos 3.15 and 3.06 to US$ 1, as of September 30, 2007 and December 31, 2006, respectively. Revenues, expenses, gains and losses reported in the income statement are translated at the exchange rate existing at the time of each transaction or, if appropriate, at the weighted average of the exchange rates during the period. Translation effects of exchange rate changes are included in OCI as a component of shareholders’ equity.

b)	Proportional consolidation

As discussed in Note 1.a to the consolidated financial statements, YPF has proportionally consolidated, net of intercompany transactions, assets, liabilities, net revenues, cost and expenses of investees in which joint control is held, which is not allowed for U.S. GAAP purposes. The mentioned proportional consolidation generated an increase of 339 and 446 in total assets and total liabilities as of September 30, 2007 and December 31, 2006, respectively, and an increase of 999 and 1,053 in net sales and 511 and 541 in operating income for the nine-month periods ended September 30, 2007 and 2006, respectively.

c)	Valuation of inventories

As described in Note 2.c to the individual financial statements, the Company values its inventories of refined products for sale, products in process of refining and separation, crude oil and natural gas at replacement cost. Under U.S. GAAP, these inventories should be valued at cost or market, which is defined as replacement cost, provided that it does not exceed net realizable value or is not less than net realizable value reduced by a normal profit margin. As the rotation of inventories is high, there have been no significant differences between inventories valued at replacement cost and at historical cost using first in first out (“FIFO”) method for the periods presented.

d)	Impairment of long-lived assets

Under Argentine GAAP, in order to perform the recoverability test, long-lived assets are grouped with other assets at business segment level. With respect to long-lived assets that were held as pending sale or disposal, the Company’s policy was to record these assets at amounts that did not exceed net realizable value.

Under U.S. GAAP, for proved oil and gas properties, the Company performs the impairment test on an individual field basis. Other long-lived assets are aggregated so that the discrete cash flows produced by each group of assets may be separately analyzed. Each asset is tested following the guidelines of SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”, by comparing the net book value of such an asset with the expected undiscounted cash flows. Impairment losses are measured as the amount by which the carrying amount of the assets exceeds the fair value of the assets. When market values are not available, the Company estimates them using the expected future cash flows discounted at a rate commensurate with the risks associated with the recovery of the assets.

Impairment charges to reconcile to U.S. GAAP amounted to 100 for the nine-month period ended September 30, 2007 and was included as operating income from continuing operations. The impairment recorded in the nine-month period ended September 30, 2007 was mainly the result of a decrease in oil and gas reserves affecting certain long-lived assets of the YPF’s Exploration and Production Business Segment.

The impairment adjustment for the nine-month period ended September 30, 2007, also included 69 for the elimination of the income recorded due to the reversal of impairment under Argentine GAAP of the assets held for sale, as discussed in Note 2.d. to the individual financial statements.

The adjusted basis after impairment results in lower depreciation under U.S. GAAP of 100 and 96 for the nine-month periods ended September 30, 2007 and 2006, respectively.

e)	Start-up and organization costs

Under Argentine GAAP, start-up and organization costs can be capitalized subject to recoverability through future revenues. These costs were fully amortized during 2006 based on a five-year estimated useful life.

Under U.S. GAAP, start-up costs were expensed as incurred.

f)	Reorganization of entities under common control

Under Argentine GAAP, results on sales of noncurrent assets and the corresponding accounts receivable are recognized in the statement of income and the balance sheet, respectively. Under U.S. GAAP, results related with reorganization of entities under common control are eliminated and the corresponding accounts receivable are considered as a capital (dividend) transaction.

g)	Pension Plans

As displayed in Note 1.c, YPF Holdings Inc. has non-contributory defined-benefit pension plans and postretirement and postemployment benefits.

Under Argentine GAAP, the net liability for defined-benefits plans is the amount resulting from the sum of the present value of the obligations, net of the fair value of the plan assets and net of the unrecognized actuarial losses. These unrecognized actuarial losses are recorded in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees.

Under U.S. GAAP the Company adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132 (R). Under provisions of SFAS No. 158 the Company fully recognized the underfunded status of defined-benefit pension and postretirement plans as a liability in the financial statements reducing the Company’s shareholders’ equity through accumulated OCI account. Unrecognized actuarial losses and gains are recognized in the statement of income during the expected average remaining working lives of the employees participating in the plans and the life expectancy of retired employees. The effect of the adoption of SFAS No. 158 did not have a material effect.

h)	Accounting for asset retirement obligations

SFAS No. 143, Accounting for Asset Retirement Obligations, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement cost. The standard applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and normal use of the asset. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period or year in which it is incurred, if a reasonable estimate of fair value can be made. The asset retirement obligations liability is built up in cash flow layers, with each layer being discounted using the discount rate as of the date that the layer was created. Remeasurement of the entire obligation using current discount rates is not permitted. Each cash flow layer is added to the carrying amount of the associated asset. This additional carrying amount is then depreciated over the life of the asset. The liability is increased due to the passage of time based on the time value of money (“accretion expense”) until the obligation is settled.

Argentine GAAP is similar to SFAS No. 143, except for a change in the discount rate is treated as a change in estimates, so the entire liability must be recalculated using the current discount rate, being the change added or reduced from the related asset.

i)	Consolidation of variable interest entities - Interpretation of ARB No. 51

Under Argentine GAAP consolidation is based on having the votes necessary to control corporate decisions (Note 1). FIN No. 46R, Consolidation of Variable Interest Entities, (“FIN 46R”), clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The interpretations explain how to identify variable interest entities and how an enterprise assesses its interests in a variable interest entity to decide whether to consolidate that entity. They require existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved.

As of September 30, 2007, YPF has operations with one variable interest entity (“VIE”) which has been created in order to structure YPF’s future deliveries of oil (“FOS transaction”).

YPF entered into a forward oil sale agreement that calls for the future delivery of oil for the life of the contract. YPF was paid in advance for the future delivery of oil. The price of the oil to be delivered was calculated using various factors, including the expected future price and quality of the crude oil being delivered. The counterparty or assignee to the oil supply agreement is a VIE incorporated in the Cayman Islands, which finance itself through the issuance of notes. The oil to be delivered under the supply agreement is subsequently sold in the open market.

YPF is exposed to any change in the price of the crude oil it will deliver in the future under the outstanding FOS transaction. YPF’s exposure derives from crude oil swap agreements under which YPF pays a fixed price with respect to the nominal amount of the crude oil sold, and receives the variable market price of such crude oil (Note 2.j to the individual financial statements).
The effect before taxes of such consolidation was an increase in the “Loans” account of 100 and 186, an increase of current assets of 21 and 19, the elimination of “Net advances from crude oil purchasers” of 32 and 103 and a decrease in shareholders’ equity of 47 and 65 as of September 30, 2007 and December 31, 2006, respectively.

j)	Capitalization of financial expenses

Under Argentine GAAP, for those qualifying assets that necessarily take a substantial period of time to get ready for its intended use, borrowing costs (including interest and exchange differences) should be capitalized. Accordingly, borrowing costs for those assets whose construction period exceeds one year have been capitalized, provided that such capitalization does not exceed the amount of financial expense recorded in that year.

Under US GAAP, only interest expense on qualifying assets must be capitalized, regardless of the asset’s construction period.

The effect on net income and shareholders’ equity as of September 30, 2007 and 2006 and December 31, 2006 is included in “Capitalization of financial expenses” in the reconciliation in Note 6.

k)	SFAS Interpretation No. 48, Accounting for uncertainty in income taxes – an interpretation of FASB Statement No. 109 (“FIN 48”)

FIN 48 defines the criteria an individual tax position must meet for any part of the benefit of such position to be recognized in the financial statements. FIN 48 establishes “a more-likely-than-not” recognition threshold that must be met before a tax benefit can be recognized in the financial statements. FIN 48 also provides guidance, among other things, on the measurement of the income tax benefit associated with uncertain tax positions, de-recognition, classification, interest and penalties and financial statement disclosures.

The Company implemented FIN 48 on January, 2007. As it is defined in this interpretation, the Company has reassessed whether the “more-likely-than-not” recognition threshold has been met before a tax benefit can be recognized and how much of a tax benefits to recognize in the financial statements. The adoption of FIN 48 did not have an impact on YPF's financial position. There were no unrecognized tax benefits as of the date of adoption and as of September 30, 2007.

Under Argentine tax regime, as of September 30, 2007, fiscal years 2001 through 2006 remain subject to examination by the Federal Administration of Public Revenues (“AFIP”).

l)	SFAS No. 157, Fair Value Measurements

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), which clarifies the definition of fair value, establishes guidelines for measuring fair value, and expands disclosures regarding fair value measurements.  SFAS No. 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements.  SFAS No. 157 will be effective for the Company on January 1, 2008. The Company is currently evaluating the impact of adopting SFAS No. 157 but does not believe the adoption of SFAS 157 will have a material impact on its financial position.

m)	SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for the Company on January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on the financial statements, but does not believe the adoption of SFAS 159 will have a material impact on its financial position.

n)	SFAS No.141(R), “Business Combinations” and SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51”

In December 2007, the FASB issued SFAS No. 141 (Revised 2007) (“SFAS No. 141(R)”), “Business Combinations”, which requires the recognition of assets acquired, liabilities assumed, and any noncontrolling interest in an acquiree at the acquisition date fair value with limited exceptions. SFAS No. 141(R) will change the accounting treatment for certain specific items and includes a substantial number of new disclosure requirements. SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements — An Amendment of ARB No. 51”, which establishes new accounting and reporting standards for noncontrolling interest (minority interest) and for the deconsolidation of a subsidiary. SFAS No. 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008.

6.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS' EQUITY TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following is a summary of the significant adjustments to net income for the nine-month periods ended September 30, 2007 and 2006, and to shareholders' equity as of September 30, 2007 and December 31, 2006, which would have been required if U.S. GAAP had been applied instead of Argentine GAAP in the consolidated financial statements. Amounts are expressed in millions of Argentine pesos.

	For the nine-month periods ended

	2007	2006

Net income according to Argentine GAAP	2,980	3,735
Increase (decrease) due to:

Elimination of the inflation adjustment into Argentine constant pesos (Note 1 to the individual financial statements and 5.a)	612	751
Remeasurement into functional currency and translation into reporting currency (Note 5.a)	(1,181)	(1,300)
Reorganization of entities under common control - Interest from accounts receivable (Note 5.f)	(15)	(50)
Start-up and organization costs amortization (Note 5.e)	-	8
Impairment of long-lived assets (Note 5.d)	(69)	96
Consolidation of VIEs (Note 5.i)	20	39
Capitalization of financial expenses (Note 5.j)	28	36
Asset retirement obligations (Note 5.h)	7	-
Pension plans (Note 5.g)	(7)	(19)
Deferred income tax (1)	(19)	(43)
Net income in accordance with U.S. GAAP	2,356	3,253

Earnings per share, basic and diluted	5.99	8.27

	As of
	September 30, 2007	December 31, 2006

Shareholders' equity according to Argentine GAAP	24,955	24,345
Increase (decrease) due to:

Elimination of the inflation adjustment into Argentine constant pesos (Note 1 to the individual financial statements and 5.a)	(4,396)	(5,008)
Remeasurement into functional currency and translation into reporting currency (Note 5.a)	7,971	8,333
Reorganization of entities under common control - Accounts receivable (Note 5.f)	-	(954)
Impairment of long-lived assets (Note 5.d)	(574)	(491)
Consolidation of VIEs (Note 5.i)	(47)	(65)
Capitalization of financial expenses (Note 5.j)	245	211
Asset retirement obligations (Note 5.h)	(29)	(35)
Pension plans (Note 5.g)	(65)	(56)
Deferred income tax (1)	(60)	(39)
Shareholders' equity in accordance with U.S. GAAP	28,000	26,241

(1)	Corresponds to the effect of Deferred Income Tax, if applicable, to U.S. GAAP adjustments.

7.	ADDITIONAL U.S. GAAP DISCLOSURES

a)	Consolidated operating income (loss)

Under U.S. GAAP, costs charged to income for environmental remediation, holding gains on inventories, impairment of long-lived assets, the elimination of operating results of jointly controlled companies proportionally consolidated, pending lawsuits and other claims costs and other items which are not individually significant, would have been deducted from or added to operating income.

b)	Comprehensive income

Net income under U.S. GAAP as determined in Note 6 is approximately the same as comprehensive income as defined by SFAS No. 130 for the periods presented, except for the effect in the nine-month period ended September 30, 2007 and the year ended December 31, 2006 of the following items, that should be included in comprehensive income for U.S. GAAP purposes but are excluded from net income for U.S. GAAP purposes:

	As of
	September 30, 2007		December 31, 2006
Effect arising from the translation into reporting currency	15,401	(1)	14,582	(1)
Pension plans	(223	)(2)	(217	)(2)
Comprehensive income at the end of periods	15,178		14,365

(1)	Has no tax effect.
(2)	Valuation allowance has been recorded to offset the recognized income tax effect.

c)	Hydrocarbon well abandonment obligations

Under Argentine regulations, the Company has the obligation to incur in costs related to the abandonment of hydrocarbon wells. The Company does not have assets legally restricted for purposes of settling the obligation.

The reconciliation of the beginning and ending aggregate carrying amounts of hydrocarbon well abandonment obligations, translated into Argentine pesos at the outstanding selling exchange rate as of September 30, 2007 and December 31, 2006 and under US GAAP, is as follows:

	As of
	September 30, 2007	December 31, 2006
Aggregate hydrocarbon well abandonment obligation, beginning of year	2,441	1,457
Translation effect	82	12
Revision in estimated cash flows	-	840
Obligations incurred	-	55
Accretion expense	146	117
Obligations settled	(49)	(40)
Aggregate hydrocarbon well abandonment obligation, end of periods	2,620	2,441

d)	Cash and equivalents

	As of
	September 30, 2007	December 31, 2006
Cash	100	111
Cash and equivalents (1)	203	710
Cash and equivalents at the end of the periods (2)	303	821

(1)	Included in short-term investments in the consolidated balance sheets.
(2)	Cash and equivalents from jointly controlled companies which are proportionally consolidated for Argentine GAAP purposes are not included.

The principal transactions not affecting cash consisted in increases in assets related to hydrocarbon well abandonment costs and consumption of fixed assets allowances for the nine-month period ended September 30, 2007 and for the year ended December 31, 2006.

ANTONIO GOMIS SÁEZ
Director

Exhibit A

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER 30, 2007 AND COMPARATIVE INFORMATION
FIXED ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos - Note 1 to the individual financial statements)
(the consolidated financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007
	Cost
Main account	Amounts at beginning of year	Translation net effect (5)	Increases		Net decreases, transfers and reclassifications		Amounts at end of period
Land and buildings	2,326	-	-		63		2,389
Mineral property, wells and related equipment	42,534	10	-		7,791		50,335
Refinery equipment and petrochemical plants	8,650	-	8		373		9,031
Transportation equipment	1,850	-	-		14		1,864
Materials and equipment in warehouse	611	-	791		(656)		746
Drilling and work in progress	3,569	(2)	3,164		(2,591)		4,140
Exploratory drilling in progress	135	2	88		(92)		133
Furniture, fixtures and installations	556	-	4		59		619
Selling equipment	1,341	-	-		66		1,407
Other property	367	1	21		(16)		373
Total 2007	61,939	11	4,076		5,011	(1)(6)	71,037
Total 2006	61,812	4	3,467	(2)	(396	)(1)	64,887

	2007								2006
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 09-30-07		Net book value as of 09-30-06		Net book value as of 12-31-06
Land and buildings	1,053	(1)		2%	44	1,096	1,293		1,264		1,273
Mineral property, wells and related equipment	29,496	4,075		(4)	2,676	36,247	14,088	(3)	12,760	(3)	13,038	(3)
Refinery equipment and petrochemical plants	5,793	(1)		4-10%	256	6,048	2,983		2,836		2,857
Transportation equipment	1,273	(3)		4-5%	41	1,311	553		564		577
Materials and equipment in warehouse	-	-		-	-	-	746		549		611
Drilling and work in progress	-	-		-	-	-	4,140		3,883		3,569
Exploratory drilling in progress	-	-		-	-	-	133		156		135
Furniture, fixtures and installations	479	1		10%	33	513	106		83		77
Selling equipment	1,001	-		10%	43	1,044	363		323		340
Other property	282	-		10%	12	294	79		82		85
Total 2007	39,377	4,071	(1)(6)		3,105	46,553	24,484
Total 2006	39,803	(44	)(1)		2,628	42,387			22,500		22,562

(1)	Includes 99 and 128 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2007 and 2006, respectively.
(2)	Includes 7 corresponding to the cost of hydrocarbon wells abandonment obligations for the nine-month period ended September 30, 2006.
(3)	Includes 901, 1,097 and 1,014 of mineral property as of September 30, 2007 and 2006 and December 31, 2006, respectively.
(4)	Depreciation has been calculated according to the unit of production method.
(5)	Includes the net effect of the exchange differences arising from the translation of net book values at beginning of the year of fixed assets in foreign companies.
(6)
Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disposed by sale as of December 31, 2006 (Note 2.d to the individual financial statements).

ANTONIO GOMIS SÁEZ
Director

Exhibit H

YPF SOCIEDAD ANONIMA AND CONTROLLED AND JOINTLY CONTROLLED COMPANIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
EXPENSES INCURRED
(amounts expressed in millions of Argentine pesos – Note 1 to the individual financial statements)
(the consolidated financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007					2006
	Production costs	Administrative expenses	Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	617	137	128	35	917	718
Fees and compensation for services	117	199	28	3	347	270
Other personnel expenses	199	55	18	15	287	235
Taxes, charges and contributions	165	13	216	-	394	325
Royalties and easements	1,465	-	4	5	1,474	1,607
Insurance	78	2	10	3	93	76
Rental of real estate and equipment	243	3	43	1	290	234
Survey expenses	-	-	-	136	136	86
Depreciation of fixed assets	2,992	36	77	-	3,105	2,628
Industrial inputs, consumable materials and supplies	408	6	29	5	448	411
Operation services and other service contracts	428	11	57	38	534	436
Preservation, repair and maintenance	1,201	14	41	2	1,258	950
Contractual commitments	478	-	-	-	478	433
Unproductive exploratory drillings	-	-	-	100	100	133
Transportation, products and charges	579	-	748	-	1,327	1,116
Allowance for doubtful trade receivables	-	-	42	-	42	79
Publicity and advertising expenses	-	38	58	-	96	109
Fuel, gas, energy and miscellaneous	529	47	42	13	631	623
Total 2007	9,499	561	1,541	356	11,957
Total 2006	8,305	490	1,356	318		10,469

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(amounts expressed in millions of Argentine pesos – Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007	2006
Current Assets
Cash	59	88
Investments (Note 3.a)	59	552
Trade receivables (Note 3.b)	2,738	2,138
Other receivables (Note 3.c)	4,726	5,116
Inventories (Note 3.d)	2,272	1,522
Other assets (Note 2.d)	-	1,128
Total current assets	9,854	10,544

Noncurrent Assets
Trade receivables (Note 3.b)	36	44
Other receivables (Note 3.c)	769	826
Investments (Note 3.a)	2,613	2,634
Fixed assets (Note 3.e)	22,608	20,893
Total noncurrent assets	26,026	24,397
Total assets	35,880	34,941

Current Liabilities
Accounts payable (Note 3.f)	4,136	3,968
Loans (Note 3.g)	355	813
Salaries and social security	145	162
Taxes payable	1,257	1,173
Net advances from crude oil purchasers (Note 3.h)	32	96
Reserves (Exhibit E)	228	206
Total current liabilities	6,153	6,418

Noncurrent Liabilities
Accounts payable (Note 3.f)	2,829	2,425
Loans (Note 3.g)	523	510
Taxes payable	8	10
Net advances from crude oil purchasers (Note 3.h)	-	7
Reserves (Exhibit E)	1,412	1,226
Total noncurrent liabilities	4,772	4,178
Total liabilities	10,925	10,596

Shareholders’ Equity (per corresponding statements)	24,955	24,345
Total liabilities and shareholders’ equity	35,880	34,941

Notes 1 to 11, the accompanying Exhibits A, C, E, F, G and H and the consolidated financial statements are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(amounts expressed in millions of Argentine pesos, except for per share amounts in Argentine pesos – Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007	2006
Net sales (Note 3.i)	19,448	17,770
Cost of sales (Exhibit F)	(13,215)	(10,857)
Gross profit	6,233	6,913

Administrative expenses (Exhibit H)	(487)	(426)
Selling expenses (Exhibit H)	(1,458)	(1,286)
Exploration expenses (Exhibit H)	(332)	(262)
Operating income	3,956	4,939

Income on long-term investments	273	307
Other (expense) income, net (Note 3.j)	(76)	43
Financial income, net and holding gains:
Gains on assets
Interests	257	219
Exchange differences	90	63
Holding gains on inventories	302	428
Losses on liabilities
Interests	(205)	(146)
Exchange differences	(56)	(87)
Reversal of impairment of other current assets (Note 2.d)	69	-
Net income before income tax	4,610	5,766
Income tax (Note 3.k)	(1,630)	(2,031)
Net income	2,980	3,735
Earnings per share (Note 1)	7.58	9.50

Notes 1 to 11, the accompanying Exhibits A, C, E, F, G and H and the consolidated financial statements are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(amounts expressed in millions of Argentine pesos except for per share amounts in Argentine pesos – Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

2007
Shareholders’ Contributions
	Subscribed Capital	Adjustment to Contributions	Issuance Premiums	Total

Balances at the beginning of year	3,933	7,281	640	11,854

As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
- Cash dividends (6 per share)	-	-	-	-
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	-	-	-	-
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
- Appropriation to Legal Reserve	-	-	-	-
- Appropriation to Reserve for Future Dividends	-	-	-	-
Net (decrease) increase in deferred earnings (Note 2.k)	-	-	-	-
Net income	-	-	-	-
Balances at the end of period	3,933	7,281	640	11,854

	2007					2006
	Legal Reserve	Deferred Earnings	Reserve for Future Dividends	Unappropriated Retained Earnings	Total Shareholders’ Equity	Total Shareholders’ Equity

Balances at the beginning of year	1,797	(124)	2,710	8,108	24,345	22,249

As decided by the Ordinary Shareholders’ meeting of April 28, 2006:
- Cash dividends (6 per share)	-	-	-	-	-	(2,360)
As decided by the Board of Directors’ meeting of March 6, 2007:
- Cash dividends (6 per share)	-	-	(2,360)	-	(2,360)	-
As decided by the Ordinary Shareholders’ meeting of April 13, 2007:
- Appropriation to Legal Reserve	223	-	-	(223)	-	-
- Appropriation to Reserve for Future Dividends	-	-	4,234	(4,234)	-	-
Net (decrease) increase in deferred earnings (Note 2.k)	-	(10)	-	-	(10)	1
Net income	-	-	-	2,980	2,980	3,735
Balances at the end of period	2,020	(134)	4,584	6,631	24,955	23,625

Notes 1 to 11, the accompanying Exhibits A, C, E, F, G and H and the consolidated financial statements are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA

STATEMENTS OF CASH FLOWS
FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
(amounts expressed in millions of Argentine pesos – Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007	2006
Cash Flows from Operating Activities
Net income	2,980	3,735
Adjustments to reconcile net income to net cash flows provided by operating activities:
Income on long-term investments	(273)	(307)
Dividends from long-term investments	424	340
Reversal of impairment of other current assets	(69)	-
Depreciation of fixed assets	3,024	2,550
Consumption of materials and fixed assets retired, net of allowances	146	212
Increase in allowances for fixed assets	99	126
Income tax	1,630	2,031
Income tax payments	(1,435)	(2,170)
Increase in reserves	567	560
Changes in assets and liabilities:
Trade receivables	(592)	(83)
Other receivables	566	(680)
Inventories	(750)	(529)
Accounts payable	270	306
Salaries and social security	(17)	(11)
Taxes payable	(96)	(231)
Net advances from crude oil purchasers	(69)	(71)
Decrease in reserves	(359)	(148)
Interests, exchange differences and others	96	8
Net cash flows provided by operating activities	6,142 (1)	5,638 (1)

Cash Flows from Investing Activities
Acquisitions of fixed assets	(3,787)	(3,281)
Capital contributions on long-term investments	(45)	(1)
Investments (non cash and equivalents)	(3)	(1)
Net cash flows used in investing activities	(3,835)	(3,283)

Cash Flows from Financing Activities
Payment of loans	(1,340)	(634)
Proceeds from loans	868	605
Dividends paid	(2,360)	(2,360)
Net cash flows used in financing activities	(2,832)	(2,389)

Net decrease in Cash and Equivalents	(525)	(34)
Cash and equivalents at the beginning of year	638	214
Cash and equivalents at the end of period	113	180

For supplemental information on cash and equivalents, see Note 3.a.

(1)	Includes (93) and (88) corresponding to interest payments for the nine-month periods ended September 30, 2007 and 2006, respectively.

Notes 1 to 11, the accompanying Exhibits A, C, E, F, G and H and the consolidated financial statements are an integral part of and should be read in conjunction with these statements.

ANTONIO GOMIS SÁEZ
Director

YPF SOCIEDAD ANONIMA

NOTES TO FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2007 AND COMPARATIVE INFORMATION
(amounts expressed in millions of Argentine pesos, except where otherwise indicated – Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

The individual financial statements of YPF Sociedad Anónima have been prepared in accordance with generally accepted accounting principles in Argentina and the regulations of the CNV.

The individual financial statements for the nine-month periods ended September 30, 2007 and 2006 are unaudited, but reflect all adjustments which, in the opinion of the Management, are necessary to present the individual financial statements for such periods on a consistent basis with the audited annual individual financial statements.

Presentation of financial statements in constant Argentine pesos

The financial statements reflect the effect of changes in the purchasing power of money by the application of the method for restatement in constant Argentine pesos set forth in Technical Resolution No. 6 of the F.A.C.P.C.E. and taking into consideration General Resolution No. 441 of the CNV, which established the discontinuation of the restatement of financial statements in constant Argentine pesos as from March 1, 2003.

Cash and equivalents

In the statements of cash flows, the Company considers cash and all highly liquid investments with an original maturity of less than three months to be cash and equivalents.

Revenue recognition criteria

Revenue is recognized on sales of crude oil, refined products and natural gas, in each case, when title and risks are transferred to the customer.

Joint ventures and other agreements

The Company’s interests in oil and gas related joint ventures and other agreements involved in oil and gas exploration and production, have been consolidated line by line on the basis of the Company’s proportional share in their assets, liabilities, revenues, costs and expenses (Note 6).

Production concessions and exploration permits

According to Argentine Law No. 24,145 issued in November 1992, YPF’s areas were converted into production concessions and exploration permits under Law No. 17,319, which has been currently amended by Law No. 26,197. Pursuant to these laws, the hydrocarbon reservoirs located in argentine onshore territories and offshore continental shelf, belong to national or provincial governments, depending on the location. Exploration permits may have a term of up to 17 years and production concessions have a term of 25 years, which may be extended for an additional ten-year term.

Fair value of financial instruments and concentration of credit risk

The carrying value of cash, current investments and trade receivables approximates its fair value due to the short maturity of these instruments. Furthermore, the fair value of loans receivable, which has been estimated based on current interest rates offered to the Company at the end of each period or year, for investments with the same remaining maturity, approximates its carrying value. As of September 30, 2007 and December 31, 2006 the fair value of loans payable estimated based on market prices or current interest rates at the end of the period or year amounted to 928 and 1,392, respectively.

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash, current investments, accounts receivable and other receivables. The Company invests cash excess primarily in high liquid investments in financial institutions both in Argentina and abroad with strong credit rating and providing credit to foreign related parties. In the normal course of business, the Company provides credit based on ongoing credit evaluations to its customers and certain related parties. Additionally, the Company accounts for credit losses based on specific information of its clients. Credit risk on trade receivables is limited, as a result of the Company’s large customer base.

Since counterparties to the Company’s derivative transactions are major financial institutions with strong credit rating, exposure to credit losses in the event of nonperformance by such counterparties is minimal.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect reported assets, liabilities, revenues and expenses and disclosure of contingencies. Future results could differ from the estimations made by Management.

Earnings per share

Earnings per share have been calculated based on the 393,312,793 shares outstanding during the nine-month periods ended as of September 30, 2007 and 2006.

2.	VALUATION CRITERIA

The principal valuation criteria used in the preparation of the financial statements are as follows:

a)	Cash:

-	Amounts in Argentine pesos have been stated at face value.

-
Amounts in foreign currencies have been valued at the relevant exchange rates as of the end of each period or year, as applicable. Exchange differences have been credited (charged) to current income. Additional information on assets denominated in foreign currency is disclosed in Exhibit G.

b)	Current investments, trade and other receivables and payables:

-
Amounts in Argentine pesos have been stated at face value, which includes accrued interest through the end of each period or year, if applicable. Mutual funds have been valued at fair value as of the end of each period or year. When required by generally accepted accounting principles, discounted value does not differ significantly from their face value as of the end of each period or year.

-
Amounts in foreign currency have been valued at face value at the relevant exchange rates in effect as of the end of each period or year, including accrued interest, if applicable. Exchange differences have been credited (charged) to current income. Mutual funds have been valued at fair valued at the relevant exchange rate in effect as of the end of each period or year. Investments in government securities have been valued at its fair value as of the end of each period or year. Additional information on assets and liabilities denominated in foreign currency is disclosed in Exhibit G.

If applicable, allowances have been made to reduce receivables to their estimated realizable value.

c)	Inventories:

-	Refined products, products in process, crude oil and natural gas have been valued at replacement cost as of the end of each period or year.

-	Raw materials and packaging materials have been valued at cost, which does not differ significantly from its replacement cost as of the end of each period or year.

Valuation of inventories does not exceed their estimated realizable value.

d)	Other assets:

As of December 31, 2006, included oil and gas exploration and producing fields classified as to be disposed by sale, which had been valued at the lower of their carrying amount and fair value less cost to sell. In April, 2007, the Company decided to suspend the selling process of those assets and disclosed their book value again as fixed assets held for use.

e)	Noncurrent investments:

These include the Company's investments in companies under control, joint control or significant influence and holdings in other companies. These investments are detailed in Exhibit C and have been valued using the equity method, except for holdings in other companies, which have been valued at its acquisition cost restated as detailed in Note 1.

Investments in Gasoducto del Pacífico (Argentina) S.A., Gasoducto del Pacífico (Cayman) Ltd., Oleoducto Trasandino (Argentina) S.A., A&C Pipeline Holding Company and Petróleos Trasandinos YPF S.A., where less than 20% direct or indirect interest is held, are accounted by the equity method since YPF exercises significant influence over these companies in making operation and financial decisions based on its representation on the Boards of Directors and/or the significant transactions between YPF and such companies.

If applicable, allowances have been made to reduce investments to their estimated recoverable value. The main factors for the recognized impairment were the devaluation of the Argentine peso, certain events of debt default and the de-dollarization and freezing of utility rates.

Foreign subsidiaries in which YPF participates have been defined as non-integrated companies as they collect cash and other monetary items, incur expenses and generate income. Corresponding assets and liabilities have been translated into Argentine pesos at the exchange rate prevailing as of the end of each period or year. Income statements have been translated using the relevant exchange rate at the date of each transaction. Exchange differences arising from the translation process have been included as a component of shareholder’s equity in the account “Deferred Earnings”, which will be maintained until the sale or complete or partial reimbursement of capital of the related investment occur.

Holdings in preferred shares have been valued as defined in the respective bylaws.

Investments in companies with negative shareholders’ equity were disclosed in the “Accounts payable” account in the balance sheet provided that the Company has the intention to provide the corresponding financial support.

If necessary, adjustments have been made to conform the accounting principles used by controlled, jointly controlled or under significant influence companies to those of the Company. Main adjustments are related to the application of the general accepted accounting principles in Argentina to foreign related companies’ financial statements.

The investments in companies under control, joint control or significant influence, have been valued based upon the last available financial statements of these companies as of the end of each period or year, taking into consideration, if applicable, significant subsequent events and transactions, available management information and transactions between YPF and the related company which have produced changes on the latter’s shareholders’ equity.

As from the effective date of Law No. 25,063, dividends, either in cash or in kind, that the Company receives from investments in other companies and which are in excess of the accumulated taxable income that these companies carry upon distribution shall be subject to a 35% income tax withholding as a sole and final payment. YPF has not recorded any charge for this tax since it has estimated that dividends from earnings recorded by the equity method would not be subject to such tax.

f)	Fixed assets:

Fixed assets have been valued at acquisition cost restated as detailed in Note 1, less related accumulated depreciation. Depreciation rates, representative of the useful life assigned, applicable to each class of asset, are disclosed in Exhibit A. For those assets whose construction requires an extended period of time, financial costs corresponding to third parties’ financing have been capitalized during the assets’ construction period.

Oil and gas producing activities

-
The Company follows the “successful effort” method of accounting for its oil and gas exploration and production operations. Accordingly, exploratory costs, excluding the costs of exploratory wells, have been charged to expense as incurred. Costs of drilling exploratory wells, including stratigraphic test wells, have been capitalized pending determination as to whether the wells have found proved reserves that justify commercial development. If such reserves were not found, the mentioned costs are charged to expense. Occasionally, an exploratory well may be determined to have found oil and gas reserves, but classification of those reserves as proved cannot be made when drilling is completed. In those cases, the cost of drilling the exploratory well shall continue to be capitalized if the well has found a sufficient quantity of reserves to justify its completion as a producing well and the enterprise is making sufficient progress assessing the reserves and the economic and operating viability of the project. If any of the mentioned conditions is not met, cost of drilling exploratory wells is charged to expense.

-	Intangible drilling costs applicable to productive wells and to developmental dry holes, as well as tangible equipment costs related to the development of oil and gas reserves, have been capitalized.

-
The capitalized costs related to producing activities have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to estimate recoverable proved and developed oil and gas reserves.

-
The capitalized costs related to acquisitions of properties with proved reserves have been depreciated by field on the unit-of-production basis by applying the ratio of produced oil and gas to proved oil and gas reserves.

-
Revisions of crude oil and natural gas proved reserves are considered prospectively in the calculation of depreciation. Revisions in estimates of reserves are performed at least once a year. During the nine-month period ended September 30, 2007, there have been no significant extensions, discoveries or revisions of previous estimates. Additionally, estimates of reserves are audited by independent petroleum engineers on a three-year rotation plan.

-
Costs related to hydrocarbon wells abandonment obligations are capitalized along with the related assets, and are depreciated using the unit-of-production method. As compensation, a liability is recognized for this concept at the estimated value of the discounted payable amounts. Revisions of the payable amounts are performed at the end of each fiscal year upon consideration of the current costs incurred in abandonment obligations on a field-by-field basis or other external available information if abandonment obligations were not performed. Due to the number of the wells in operation and/or not abandoned and likewise the complexity with respect to different geographic areas where the wells are located, the current costs incurred in plugging are extrapolated to the wells pending abandonment. Current costs incurred are the best source of information at the end of each fiscal year in order to make the best estimate of asset retirement obligations.

Other fixed assets

-	The Company's other fixed assets are depreciated using the straight-line method, with depreciation rates based on the estimated useful life of each class of property.

Maintenance and major repairs to the fixed assets have been charged to expense as incurred.

Renewals and betterments that materially extend the useful life and/or increase the productive capacity of properties are capitalized. As fixed assets are retired, the related cost and accumulated depreciation are eliminated from the balance sheet.

The Company capitalizes the costs incurred in limiting, neutralizing or preventing environmental pollution only in those cases in which at least one of the following conditions is met: (a) the expenditure improves the safety or efficiency of an operating plant (or other productive asset); (b) the expenditure prevents or limits environmental pollution at operating facilities; or (c) the expenditures are incurred to prepare assets for sale and do not raise the assets' carrying value above their estimated recoverable value.

The carrying value of the fixed asset of each business segment, as defined in Note 4 to the consolidated financial statements, does not exceed their estimated recoverable value.

g)	Taxes, withholdings and royalties:

Income tax and tax on minimum presumed income

The Company recognizes the income tax applying the liability method, which considers the effect of the temporary differences between the financial and tax basis of assets and liabilities and the tax loss carryforwards and other tax credits, which may be used to offset future taxable income, at the current statutory rate of 35%.

In deferred income tax computations, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes is a temporary difference to be considered in deferred income tax computations. However, generally accepted accounting principles in Argentina allow the option to disclose the mentioned effect in a note to the financial statements. The Company adopted this latter criterion (Note 3.k).

Additionally, the Company calculates tax on minimum presumed income applying the current 1% tax rate to taxable assets as of the end of each year. This tax complements income tax. The Company's tax liability will coincide with the higher between the determination of tax on minimum presumed income and the Company's tax liability related to income tax, calculated applying the current 35% income tax rate to taxable income for the year. However, if the tax on minimum presumed income exceeds income tax during one tax year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may be generated in the next ten years.

The Company expects that the amount to be determined as income tax for the current year will be higher than tax on minimum presumed income, consequently, the Company has not recorded any charge for this latter tax.

Royalties and withholding systems for hydrocarbon exports

A 12% royalty is payable on the estimated value at the wellhead of crude oil production and the natural gas volumes commercialized. The estimated value is calculated based upon the approximate sale price of the crude oil and gas produced, less the costs of transportation and storage. Royalty expense is accounted for as a production cost.

Law No. 25,561 on Public Emergency and Exchange System Reform, issued in January 2002, established new duties for hydrocarbon exports for a five-year period. In January 2007, Law No. 26,217 extended this export withholding system for an additional five-year period and also established specifically that this regime is also applicable to exports from “Tierra del Fuego” region. On July 25, 2006, Resolution No. 534/2006 of the Ministry of Economy and Production entered in force, raising the natural gas withholding rate from 20% to 45% and establishing the natural gas import price from Bolivia as the basis for its determination. YPF is negotiating with its export clients the effect of the above mentioned increase and the transfer of a significant part of these incremental costs to them. On November 16, the Ministry of Economy and Production published Resolution 394/2007, modifying the withholding regime on exports of crude oil and other crude oil derivative products. The new regime provides the reference prices and floor prices, which in conjunction with the West Texas Intermediate price (“WTI”), determine the export rate for each product. In case of crude oil, when the WTI exceeds the reference price, which is fixed at US$ 60.9 per barrel, the producer shall be allowed to collect the floor price of US$ 42 per barrel, depending on the quality of the crude oil sold, with the remainder being withheld by the Argentine government. If the WTI is under the reference price but over US$ 45 per barrel, a 45% withholding rate will apply. If such price is under US$ 45 per barrel, the government will have to determine the export rate within a term of 90 business days. The withholding rate determined as indicated above for crude oil, also currently applies to diesel, gasoline products and other crude oil derivative products. In addition, the calculation procedure above mentioned also applies to other petroleum products and lubricants, considering different reference and floor prices.

Hydrocarbon export withholdings are charged to the “Net sales” account of the statement of income.

h)	Allowances and reserves:

-
Allowances: amounts have been provided in order to reduce the valuation of trade receivables, other receivables, noncurrent investments and fixed assets based on analysis of doubtful accounts and on the estimated recoverable value of these assets.

-
Reserves for losses: amounts have been provided for various contingencies which are probable and can be reasonably estimated, based on Management's expectations and in consultation with legal counsels. Reserves for losses are required to be accounted for at the discounted value as of the end of each period or year by Argentine GAAP, however, as their face value does not differ significantly from discounted values, they are recorded at face value.

The activity in the allowances and reserves accounts is set forth in Exhibit E.

i)	Environmental liabilities:

Environmental liabilities are recorded when environmental assessments and/or remediation are probable and can be reasonably estimated. Such estimates are based on either detailed feasibility studies of remediation approach and cost for individual sites or on the Company's estimate of costs to be incurred based on historical experience and available information based on the stage of assessment and/or remediation of each site. As additional information becomes available regarding each site or as environmental standards change, the Company revises its estimate of costs to be incurred in environmental assessment and/or remediation matters.

j)	Derivative instruments:

Although YPF does not use derivative instruments to hedge the effects of fluctuations in market prices, as of September 30, 2007, the Company maintains a price swap agreement that hedges the fair value of the crude oil future committed deliveries under the forward crude oil sale agreement mentioned in Note 9.c (“hedged item”). Under this price swap agreement the Company will receive variable selling prices, which will depend upon market prices, and will pay fixed prices. As of September 30, 2007, approximately 1.6 million of barrels of crude oil are hedged under this agreement.

This fair value hedge is carried at fair value and is disclosed in the “Net advances from crude oil purchasers” account in the balance sheet. Changes in fair value are recognized in earnings together with the offsetting loss or gain from changes in the fair value of the hedged item caused by the risk being hedged. As hedge relationship is effective, changes in the fair value of this derivative instrument and of the hedged item do not have effect on net income.

k)	Shareholders' equity accounts:

These accounts have been stated in Argentine pesos as detailed in Note 1, except for “Subscribed Capital” account, which is stated at its historical value. The adjustment required to state this account in constant Argentine pesos is disclosed in the “Adjustment to Contributions” account.

The account “Deferred Earnings” includes exchange differences generated by the translation into pesos of investments in foreign companies.

l)	Statements of income accounts:

The amounts included in the income statement accounts have been recorded by applying the following criteria:

-	Accounts which accumulate monetary transactions at their face value.

-	Cost of sales has been calculated by computing units sold in each month at the replacement cost of that month.

-	Depreciation of nonmonetary assets, valued at acquisition cost, has been recorded based on the restated cost of such assets as detailed in Note 1.

-	Holding gains (losses) on inventories valued at replacement cost have been included in the “Holding gains on inventories” account.

-
Income (Loss) on long-term investments in which control, joint control or significant influence is held, has been calculated on the basis of the income (loss) of those companies and was included in the “Income on long-term investments” account.

3.	ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding significant accounts included in the accompanying financial statements are as follows:

Balance Sheets Accounts as of September 30, 2007 and December 31, 2006

a) Investments:	2007			2006
	Current		Noncurrent	Current		Noncurrent
Short-term investments and government securities	59	(1)(2)	-	552	(1)	-
Long-term investments (Exhibit C)	-		2,638	-		2,659
Allowance for reduction in value of holdings in long-term investments (Exhibit E)	-		(25)	-		(25)
	59		2,613	552		2,634

(1)	Includes 54 and 550 as of September 30, 2007 and December 31, 2006, respectively, with an original maturity of less than three months.
(2)	Accrues interest at annual fixed rates between 2.73 % and 5.34%.

b) Trade receivables:	2007			2006
	Current		Noncurrent	Current	Noncurrent
Accounts receivable	2,610		36	2,061	44
Related parties (Note 7)	591		-	496	-
	3,201	(1)	36	2,557	44
Allowance for doubtful trade receivables (Exhibit E)	(463)		-	(419)	-
	2,738		36	2,138	44

(1)	Includes 306 in litigation, 12 of less than three months past due, 187 in excess of three months past due, 2,671 due within three months and 25 due after three months.

c) Other receivables:	2007				2006
	Current		Noncurrent		Current	Noncurrent
Deferred income tax (Note 3.k)	-		483		-	500
Tax credits and export rebates	759		15		588	16
Trade	96		-		70	-
Prepaid expenses	129		56		76	64
Concessions charges	17		77		17	88
Related parties (Note 7)	3,224	(3)	-		4,199	-
Loans to clients	11		91		12	69
Advances to suppliers	98		-		62	-
From joint ventures and other agreements	90		-		46	-
Miscellaneous	411		97		162	140
	4,835	(1)	819	(2)	5,232	877
Allowance for other doubtful accounts (Exhibit E)	(109)		-		(116)	-
Allowance for valuation of other receivables to their estimated realizable value (Exhibit E)	-		(50)		-	(51)
	4,726		769		5,116	826

(1)
Includes 60 of less than three months past due, 189 in excess of three months past due and 4,586 due as follows: 3,905 from one to three months, 495 from three to six months, 45 from six to nine months and 141 from nine to twelve months.

(2)	Includes 720 due from one to two years, 4 due from two to three years and 95 due after three years.
(3)
Includes 1,232 with Repsol International Finance B.V. that accrues variable interest at LIBOR plus 0.2%, 1,107 with Repsol YPF Brasil S.A., which accrues variable interest at LIBOR plus 1.5% and 854 with YPF Holdings Inc. that accrues variable interest at LIBOR plus 0.4%.

d) Inventories:	2007	2006

Refined products	1,466	946
Crude oil and natural gas	611	430
Products in process	33	47
Raw materials and packaging materials	162	99
	2,272	1,522

e) Fixed assets:	2007	2006

Net book value of fixed assets (Exhibit A)	22,657	20,942
Allowance for unproductive exploratory drilling (Exhibit E)	(3)	(3)
Allowance for obsolescence of materials and equipment (Exhibit E)	(46)	(46)
	22,608	20,893

f) Accounts payable:	2007				2006
	Current		Noncurrent		Current		Noncurrent
Trade	2,590		16		2,425		17
Hydrocarbon wells abandonment obligations	-		2,595		233	(3)	2,198
Related parties (Note 7)	275		-		247		-
Investment in controlled company – YPF Holdings Inc.	844		-		705		-
From joint ventures and other agreements	331		-		256		-
Environmental liabilities (Note 9.b)	93		164		93		164
Miscellaneous	3		54		9		46
	4,136	(1)	2,829	(2)	3,968		2,425

(1)	Includes 4,071 due within three months, 19 due from three to six months and 46 due after six months.
(2)	Includes 681 due from one to two years and 2,148 due after two years.
(3)	Corresponds to the hydrocarbon wells abandonment obligations associated with other current assets (Note 2.d).

g) Loans:			2007		2006
	Interest Rates(1)	Principal Maturity	Current	Noncurrent	Current	Noncurrent
Negotiable Obligations(2)	9.13–10.00%	2009 - 2028	11	523	559	509
Other bank loans and other creditors	1.25–6.00%	2007 - 2008	344	-	254	1
			355	523	813	510

(1)	Annual fixed interest rates as of September 30, 2007.
(2)	Disclosed net of 500 and 873, corresponding to YPF outstanding negotiable obligations repurchased through open market transactions as of September 30, 2007 and December 31, 2006, respectively.

The maturities of the Company’s current and noncurrent loans, as of September 30, 2007, are as follows:

	From 1 to 3 months	From 3 to 6 months	From 6 to 9 months	Total
Current loans	162	138	55	355

	From 1 to 2 years	Over 5 years	Total
Noncurrent loans	318	205	523

Details regarding the Negotiable Obligations of the Company are as follows:

M.T.N. Program	Issuance		Fixed Interest Rates	Principal Maturity	Book Value
(in millions)					2007		2006
	Year	Principal Value			Current	Noncurrent	Current	Noncurrent
US$1,000	1997	US$ 300	-	-	-	-	546	-
US$1,000	1998	US$ 100	10.00%	2028	8	205	3	199
US$1,000	1999	US$ 225	9.13%	2009	3	318	10	310
					11	523	559	509

In connection with the issuance of the Negotiable Obligations, the Company has agreed for itself and its controlled companies to certain covenants, including among others, to pay all liabilities at their maturity and not to create other encumbrances that exceed 15% of total consolidated assets. If the Company does not comply with any covenant, the trustee or the holders of not less than 25% in aggregate principal amount of each outstanding Negotiable Obligations may declare the principal and accrued interest immediately due and payable.

Financial debt contains customary covenants for contracts of this nature, including negative pledge, material adverse change and cross-default clauses. Almost all of YPF's total outstanding debt is subject to cross-default provisions, which may be triggered if an event of default occurs with respect to the payment of principal or interest on indebtedness equal to or exceeding US$ 20 million.

The Shareholder’s Meeting held on January 8, 2008, approved a Notes Program for an amount up to US$ 1,000 million. The proceeds of these offerings shall be used exclusively to invest in fixed assets and in working capital in Argentina.

h) Net advances from crude oil purchasers:	2007	2006
	Current	Current	Noncurrent
Advances from crude oil purchasers	322	412	152
Derivative instrument - Crude oil price swap	(290)	(316)	(145)
	32	96	7

Statements of Income Accounts as of September 30, 2007 and 2006

	Income (Expense)
i) Net sales:	2007	2006
Sales	20,291	18,596
Turnover tax	(373)	(323)
Hydrocarbon export withholdings	(470)	(503)
	19,448	17,770
j) Other (expense) income, net:
Reserve for pending lawsuits and other claims	(140)	(39)
Miscellaneous	64	82
	(76)	43

k) Income tax:
Current income tax	(1,613)	(2,054)
Deferred income tax	(17)	23
	(1,630)	(2,031)

The reconciliation of pre-tax income at the statutory tax rate, to the income tax as disclosed in the income statements for the nine-month periods ended September 30, 2007 and 2006 is as follows:

	2007	2006
Net income before income tax	4,610	5,766
Statutory tax rate	35%	35%
Statutory tax rate applied to net income before income tax	(1,614)	(2,018)

Effect of the restatement into constant Argentine pesos	(200)	(260)
Income on long-term investments	96	107
Tax free income – Law No. 19,640 (Tierra del Fuego)	64	42
Non-taxable foreign source income	33	24
Miscellaneous	(9)	74
	(1,630)	(2,031)

The breakdown of the net deferred tax asset as of September 30, 2007 and December 31, 2006, is as follows:

	2007	2006
Deferred tax assets
Non deductible allowances and reserves	741	707
Tax return credit	42	42
Miscellaneous	8	5
Total deferred tax assets	791	754

Deferred tax liabilities
Fixed assets	(294)	(238)
Miscellaneous	(14)	(16)
Total deferred tax liabilities	(308)	(254)
Net deferred tax asset	483	500

As explained in Note 2.g, the difference between the book value of fixed assets restated into constant Argentine pesos and their corresponding historical cost used for tax purposes, at the current tax rate, is a deferred tax liability of 1,403 and 1,603 as of September 30, 2007 and December 31, 2006, respectively. Had this deferred tax liability been recorded, the amount charged to income for the nine-month period ended September 30, 2007 would have been 200. The Company estimates that the difference will be reversed as follows:

	2007	2008 - 2009	2010 Thereafter	Total
Deferred income tax	85	476	842	1,403

4.	CAPITAL STOCK

The Company's subscribed capital, as of September 30, 2007, is 3,933 and is represented by 393,312,793 shares of common stock and divided into four classes of shares (A, B, C and D), with a par value of Argentine pesos 10 and one vote per share. These shares are fully subscribed, paid-in and authorized for stock exchange listing.

As of September 30, 2007, Repsol YPF, S.A. (“Repsol YPF”) controls the Company, directly and indirectly, through a 99.04% shareholding. Repsol YPF’s legal address is Paseo de la Castellana 278, 28046 Madrid, Spain. On February 21, 2008, Repsol YPF entered into a share purchase agreement with Petersen Energía S.A. (“PESA”) pursuant to which Repsol YPF sold to PESA shares of YPF representing 14.9% of YPF’s capital stock for US$2,235 million (the “Transaction”). The Transaction is subject to the approval of certain Argentine regulatory agencies. Simultaneously with the execution of such share purchase agreement, Repsol YPF granted certain affiliates of PESA an option to purchase from Repsol YPF up to an additional 10.1% of YPF’s outstanding capital stock within four years after the consummation of the Transaction. Additionally, Repsol YPF and PESA have agreed in the shareholders’ agreement entered into by them in connection with the Transaction, among other things, to effect the adoption of a dividend policy under which YPF would distribute 90% of the annual profits as dividends. They have also agreed to vote for the payment of a special dividend of US$850 million, half of which shall be paid in 2008 and half of which shall be paid in 2009.

Repsol YPF's principal business is the exploration, development and production of crude oil and natural gas, transportation of petroleum products, liquefied petroleum gas and natural gas, petroleum refining, production of a wide range of petrochemicals and marketing of petroleum products, petroleum derivatives, petrochemicals, liquefied petroleum gas and natural gas.

As of September 30, 2007, the Argentine Government holds 1,000 Class A shares. So long as any Class A share remains outstanding, the affirmative vote of such shares is required for: 1) mergers, 2) acquisitions of more than 50% of the Company's shares in an agreed or hostile bid, 3) transfers of all the Company's production and exploration rights, 4) the voluntary dissolution of YPF or 5) change of corporate and/or tax address outside the Argentine Republic. Items 3) and 4) will also require prior approval by the Argentine Congress.

5.	RESTRICTED ASSETS AND GUARANTEES GIVEN

As of September 30, 2007, YPF has signed guarantees in relation to the financing activities of Pluspetrol Energy S.A., Central Dock Sud S.A. and Inversora Dock Sud S.A. in an amount of approximately US$ 24 million, US$ 91 million and 5, respectively. The corresponding loans have final maturity in 2011, 2013 and 2009, respectively.

6.	PARTICIPATION IN JOINT VENTURES AND OTHER AGREEMENTS

As of September 30, 2007, the exploration and production joint ventures and the main other agreements in which the Company participates are the following:

Name and Location	Ownership Interest	Operator	Activity
Acambuco Salta	22.50%	Pan American Energy LLC	Exploration and production
Aguada Pichana Neuquén	27.27%	Total Austral S.A.	Exploration and production
Aguaragüe Salta	30.00%	Tecpetrol S.A.	Exploration and production
Bandurria Neuquén	27.27%	YPF S.A.	Exploration
CAM-2/A SUR Tierra del Fuego	50.00%	Sipetrol S.A.	Exploration and production
CAM-3 National Continental Shelf	50.00%	Sipetrol S.A.	Exploration
Campamento Central / Cañadón Perdido Chubut	50.00%	YPF S.A.	Exploration and production
CCA-1 GAN GAN Chubut	50.00%	Wintershall Energía S.A.	Exploration
CGSJ - V/A Chubut	50.00%	Wintershall Energía S.A.	Exploration
El Tordillo Chubut	12.20%	Tecpetrol S.A.	Exploration and production
La Tapera y Puesto Quiroga Chubut	12.20%	Tecpetrol S.A.	Exploration and production
Llancanelo Mendoza	51.00%	YPF S.A.	Exploration and production
Magallanes Santa Cruz, Tierra del Fuego and National Continental Shelf	50.00%	Sipetrol S.A.	Exploration and production
Palmar Largo Formosa	30.00%	Pluspetrol S.A.	Exploration and production
Puesto Hernández Neuquén and Mendoza	61.55%	Petrobras Energía S.A.	Exploration and production
Ramos Salta	15.00%(1)	Pluspetrol Energy S.A.	Production
San Roque Neuquén	34.11%	Total Austral S.A.	Exploration and production
Tierra del Fuego Tierra del Fuego	30.00%	Petrolera L.F. Company S.R.L.	Production
Yacimiento La Ventana – Río Tunuyán Mendoza	60.00%	YPF S.A.	Exploration and production
Zampal Oeste Mendoza	70.00%	YPF S.A.	Exploration and production

(1)	Additionally, YPF has a 27% indirect ownership interest through Pluspetrol Energy S.A.

As of September 30, 2007, the Company has been awarded the bids on its own or with other partners and received exploration permits in several areas.

The assets and liabilities as of September 30, 2007 and December 31, 2006 and production costs of the joint ventures and other agreements for the nine-month periods ended September 30, 2007 and 2006 included in the financial statements are as follows:

	2007	2006
Current assets	199	537
Noncurrent assets	2,917	2,199
Total assets	3,116	2,736

Current liabilities	416	404
Noncurrent liabilities	414	343
Total liabilities	830	747
Production costs	1,034	822

Participation in joint ventures and other agreements have been calculated based upon the last available financial statements as of the end of each period or year, taking into account significant subsequent events and transactions as well as available management information.

7.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The principal outstanding balances as of September 30, 2007 and December 31, 2006 from transactions with controlled companies, jointly controlled companies, companies under significant influence, the parent company and other related parties under common control are as follows:

	2007			2006
	Trade receivables	Other receivables	Accounts payable	Trade receivables	Other receivables	Accounts payable
	Current	Current	Current	Current	Current	Current
Controlled companies:
Operadora de Estaciones de Servicios S.A.	22	11	13	18	8	17
A - Evangelista S.A.	-	-	72	-	-	42
YPF Holdings Inc.	-	854	2	-	577	6
Argentina Private Development Company Limited	-	-	-	-	-	44
	22	865	87	18	585	109
Jointly controlled companies:
Profertil S.A.	11	-	23	10	-	4
Compañía Mega S.A. ("Mega")	231	1	-	170	1	-
Refinería del Norte S.A. (“Refinor”)	75	-	27	94	18	13
	317	1	50	274	19	17
Companies under significant influence:	28	4	30	43	-	33
Parent company and other related parties under common control:
Repsol YPF	-	6	27	-	979	22
Repsol YPF Transporte y Trading S.A.	96	-	47	72	-	34
Repsol YPF Gas S.A.	45	2	1	34	5	2
Repsol YPF Brasil S.A.	29	1,107	-	12	1,305	-
Repsol International Finance B.V.	-	1,232	-	-	1,302	-
Others	54	7	33	43	4	30
	224	2,354	108	161	3,595	88
	591	3,224	275	496	4,199	247

The Company maintains purchase, sale and financing transactions with related parties. The prices and rates of these transactions approximate the amounts charged to unrelated third parties. The principal purchase, sale and financing transactions with these companies for the nine-month periods ended September 30, 2007 and 2006 include the following:

	2007				2006
	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)	Sales	Purchases and services	Loans (granted) collected	Interest gains (losses)
Controlled companies:
Operadora de Estaciones de Servicios S.A.	18	131	-	-	17	112	-	-
A - Evangelista S.A.	4	262	-	-	3	201	-	-
YPF Holdings Inc.	-	-	(244)	26	-	-	(403)	14
	22	393	(244)	26	20	313	(403)	14
Jointly controlled companies:
Profertil S.A.	53	57	-	-	46	71	-	-
Mega	724	-	-	-	792	1	-	-
Refinor	278	97	-	-	289	127	-	-
	1,055	154	-	-	1,127	199	-	-

Companies under significant influence:	73	112	-	-	122	158	-	-
Parent company and other related parties under common control:
Repsol YPF	-	5	926	15	-	5	350	50
Repsol YPF Transporte y Trading S.A.	939	631	-	-	713	563	-	-
Repsol YPF Brasil S.A.	93	-	225	69	69	-	(996)	46
Repsol YPF Gas S.A.	183	4	-	-	166	3	-	-
Repsol International Finance B.V.	-	-	142	74	-	-	489	33
Repsol YPF E&P de Bolivia S.A.	-	-	-	-	-	424	-	-
Others	104	3	-	-	96	6	-	-
	1,319	643	1,293	158	1,044	1,001	(157)	129
	2,469	1,302	1,049	184	2,313	1,671	(560)	143

8.	SOCIAL AND OTHER EMPLOYEE BENEFITS

a)	Performance Bonus Programs:

These programs cover certain YPF and its controlled companies' personnel. These bonuses are based on compliance with business unit objectives and performance. They are calculated considering the annual compensation of each employee, certain key factors related to the fulfillment of these objectives and the performance of each employee and will be paid in cash.

The amount charged to expense related to the Performance Bonus Programs was 30 and 33 for the nine-month periods ended September 30, 2007 and 2006, respectively.

b)	Retirement Plan:

Effective March 1, 1995, the Company established a defined contribution retirement plan that provides benefits for each employee who elects to join the plan. Each plan member will pay an amount between 2% and 9% of his monthly compensation and the Company will pay an amount equal to that contributed by each member.

The plan members will receive the Company's contributed funds before retirement only in the case of voluntary termination under certain circumstances or dismissal without cause and additionally in the case of death or incapacity. YPF has the right to discontinue this plan at any time, without incurring termination costs.

The total charges recognized under the Retirement Plan amounted to approximately 7 and 6 for the nine-month periods ended September 30, 2007 and 2006, respectively.

9.	COMMITMENTS AND CONTINGENCIES

a)	Pending lawsuits and contingencies:

As of September 30, 2007, the Company has recorded the pending lawsuits, claims and contingencies which are probable and can be reasonably estimated. The most significant pending lawsuits and contingencies reserved are described in the following paragraphs.

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Pending lawsuits: In the normal course of its business, the Company has been demanded in numerous labor, civil and commercial actions and lawsuits. Management, in consultation with the external counsels, has reserved an allowance considering its best estimation, based on the information available as of the date of the issuance of these financial statements, including counsel fees and judicial expenses.

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Liquefied petroleum gas market: On March 22, 1999, YPF was notified of Resolution No. 189/1999 from the former Department of Industry, Commerce and Mining of Argentina, which imposed a fine on the Company of 109, stated in Argentine pesos as of that date, based on the interpretation that YPF had purportly abused of its dominant position in the bulk liquefied petroleum gas (“LPG”) market due to the existence of different prices between the exports of LPG and the sales to the domestic market from 1993 through 1997. In July 2002, the Argentine Supreme Court confirmed the fine and YPF carried out the claimed payment.

Additionally, Resolution No. 189/1999 provided the beginning of an investigation in order to prove whether the penalized behavior continued from October 1997 to March 1999. On December 19, 2003, the National Antitrust Protection Board (the “Antitrust Board”) imputed the behavior of abuse of dominant position during the previously mentioned period to the Company. On January 20, 2004, the Company answered the notification: (i) opposing the preliminary defense claiming the application of the statutes of limitation and alleging the existence of defects in the imputation procedure (absence of majority in the resolution that decided the imputation and pre-judgment by its signers); (ii) arguing the absence of abuse of dominant position; and (iii) offering the corresponding evidence.

The request of invalidity by defects in the imputation procedure mentioned above was rejected by the Antitrust Board. This resolution of the Antitrust Board was confirmed by the Economic Penal Appellate Court, and it was confirmed, on September 27, 2005, pursuant to the Argentine Supreme Court's rejection of the complaint made by YPF due to the extraordinary appeal denial.

Additionally, on August 31, 2004, YPF filed an appeal with the Antitrust Board in relation to the resolution that denied the claim of statutes of limitation. The Antitrust Board conceded the appeal and remitted proceedings for its resolution by the Appeal Court. However, in March 2006, YPF was notified that the proceedings were opened for the production of evidence. During August and September 2007, testimonial hearings given by YPF’s witnesses were celebrated.

Despite the solid arguments expressed by YPF, the mentioned circumstances make evident that, preliminarily, the Antitrust Board denies the defenses filed by the Company and that it is reluctant to modify the doctrine provided by the Resolution No. 189/1999 and, furthermore, the Court of Appeals decisions tend to confirm the decisions made by the Antitrust Board.

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Tax claims: On January 31, 2003, the Company received a claim from the Federal Administration of Public Revenue (“AFIP”), stating that the sales corresponding to forward oil sale agreements entered into by the Company, should have been subject to an income tax withholding. On March 8, 2004, the AFIP formally communicated to YPF the claim for approximately 45 plus interests and fines. Additionally, on June 24, 2004, YPF received a new formal claim from the AFIP, considering that the services related to these contracts should have been taxed with the value added tax. Consequently, during 2004, YPF presented its defense to the AFIP rejecting the claims and arguing its position. However, on December 28, 2004, the Company was formally communicated of a resolution from the AFIP confirming its original position in both claims for the period 1997 to 2001. The Company has appealed such resolution in the National Fiscal Court. YPF conditionally paid the amounts corresponding to periods that followed those included in the claim by the AFIP (2002 and subsequent periods) and filed reimbursement summary proceedings so as to avoid facing interest payment or a fine.

In addition, the Company has received several claims from the AFIP and from the provincial and municipal fiscal authorities, which are not individually significant.

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Liabilities and contingencies assumed by the Argentine Government: YPF Privatization Law provided for the assumption by the Argentine Government of certain liabilities of the predecessor as of December 31, 1990. In certain lawsuits related to events or acts that took place before December 31, 1990, YPF has been required to advance the payment established in certain judicial decisions. YPF has the right to be reimbursed for these payments by the Argentine Government pursuant to the above-mentioned indemnity.

-	Natural gas market:

Export sales: Pursuant to Resolution No. 265/2004 of the Secretariat of Energy, the Argentine Government created a program of useful curtailment of natural gas exports and their associated transportation service. Such Program was initially implemented by means of Regulation No. 27/2004 of the Under-Secretariat of Fuels, which was subsequently substituted by the Program of Rationalization of Gas Exports and Use of Transportation Capacity (the “Program”) approved by Resolution No. 659/2004 of the Secretariat of Energy. Additionally, Resolution No. 752/2005 of the Secretariat of Energy provided that industrial users and thermal generators (which according to this resolution will have to request volumes of gas directly from the producers) could also acquire the natural gas from the cutbacks on natural gas export through the Permanent Additional Injections mechanism created by this resolution. By means of the Program and/or the Permanent Additional Injection, the Argentine Government, requires natural gas exporting producers to deliver additional volumes to the domestic market in order to satisfy natural gas demand of certain domestic consumers of the Argentine market (“Additional Injection Requirements”). Such additional volumes are not contractually committed by YPF, who is thus forced to affect natural gas exports, which execution has been conditioned. Pursuant to Resolution No. 1,886/2006 of the Secretariat of Energy the program was extended until December 31, 2016. As a result of the Program and the mentioned resolutions, in several occasions since 2004, YPF has been forced to reduce, either totally or partially, its natural gas deliveries to some of its export clients, with whom YPF has undertaken long-term firm commitments to deliver natural gas.

The Company has challenged the Program, the Permanent Additional Injection and the Additional Injection Requirements, as arbitrary and illegitimate, and has invoked vis-à-vis the relevant clients that such measures of the Argentine Government constitute a force majeure event (act of authority) that releases the Company from any liability and/or penalty for the failure to deliver the contractual volumes. A large number of clients have rejected the force majeure argument invoked by the Company, demanding the payment of indemnifications and/or penalties for the failure to comply with firm supply commitments, and/or reserving their rights to future claims in such respect.

Electroandina S.A. and Empresa Eléctrica del Norte Grande S.A. (“Edelnor”) have rejected the force majeure argument invoked by the Company and have invoiced the penalty stipulated under the “deliver of pay” clause of the contract as of November, 2006, for a total amount of US$ 41 million and, from December 2006 through September 2007, for an additional total amount of US$ 52. The invoices have been rejected by the Company. Furthermore the above-mentioned companies have notified the formal start-up period of negotiations previous to any arbitration demand. In addition, YPF has been notified of an arbitration demand from Innergy Soluciones Energéticas (“Innergy”).

The Company has answered the arbitration complaint, and has filed a counterclaim based on the hardship provisions (“teoría de la imprevisión”) of the Argentine Civil Code. The Arbitral Court has already been nominated and has issued a court order with respect to the proceedings and terms of the arbitration, and the parties have exchanged documentation requirements. Innergy has presented its appellate brief with the documental evidence and witnesses’ declaration. In due time, YPF will also have to present its appellate brief. The damages claimed by Innergy amount to US$ 88 million plus interests, according to the invoice presented in the Innergy’s appellate brief, on September 17, 2007. Such amount might be increased if Innergy incorporates to the demand the invoices for penalties received for the subsequent periods to the above-mentioned date.

Additionally, in January, 2005, YPF was notified of a request made by Empresa Nacional de Electricidad (“ENDESA”) for an arbitration to resolve a dispute relating to an alleged breach of a contractual clause in an export contract signed in June, 2000. The clause was related to the increase of natural gas deliveries and ENDESA has requested payment and damages. The parties arrived to an agreement which amends the export contract (“the Amendment”) which was approved on August 31, 2007 by the Secretariat of Energy. As a result of the Amendment, the parties finished the arbitration and that decision was communicated to the Arbitral Court. Besides, YPF will have to pay US$ 8 million to ENDESA for the termination of the arbitration and ENDESA will have to resign to claim about the past. Finally, the Amendment adjusted the maximum half-yearly compensations that YPF would have to pay in connection with deficiencies in the natural gas deliveries.

Domestic sales: Central Puerto S.A. has claimed YPF for cutbacks in natural gas supply pursuant to their respective contracts. The Company has formally denied such breach, based on the fact that, pending the restructuring of such contracts, is not obliged to confirm nominations of natural gas to those clients during certain periods of the year. On March 15, 2007, Central Puerto S.A. notified YPF of the beginning of pre-arbitral negotiations in relation to the agreements for the supply of its plants located in Buenos Aires and Loma La Lata, Province of Neuquén. On May 29, 2007, the parties arrived to a termination agreement in order to solve their disputes related to the Loma La Lata natural gas supply contract. Additionally, on June 6, 2007, Central Puerto S.A. notified its decision to submit to arbitration under the rules of the International Chamber of Commerce the controversy related to natural gas supply to its combined-cycle plant located in the city of Buenos Aires. Central Puerto S.A. nominated its arbiter and notified YPF the commencement of an arbitration proceeding in that Chamber. On June 21, 2007, YPF nominated its arbiter and notified its decision to submit the controversy related to certain amounts claimed to Central Puerto S.A., also related to the natural gas supply to its combined-cycle located in the city of Buenos Aires to an arbitration proceeding. On July 23, 2007, YPF received the arbitration demand which was answered on September 24, 2007, rejecting the claims of Central Puerto S.A. Besides, the Company has filed a counterclaim requesting, among other things, the termination of the contract or, in absence of this, the revision based on the hardship provision and the “both-parties-effort”. On December 3, 2007, Central Puerto S.A. submitted a presentation requesting that the tribunal rejects all of YPF’s claims.

As of September 30, 2007, the Company has reserved costs for penalties associated with the failure to deliver the contractual volumes of natural gas in the export and domestic markets which are probable and can be reasonably estimated.

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La Plata environmental claims: There are certain claims that require a compensation for individual damages purportedly caused by the operation of the La Plata Refinery and the environmental remediation of the channels adjacent to the mentioned refinery. During 2006, the Company submitted a presentation before the Environmental Ministry of the Province of Buenos Aires which put forward for consideration the performance of a study for the characterization of environmental associated risks. As mentioned previously, YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993. Besides, there associated risks. As mentioned previously, YPF has the right of indemnity for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993. Besides, there are certain claims that could result in the requirement to make additional investments connected with the operations of La Plata Refinery and claims for the compensation to the neighbours of La Plata Refinery.

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EDF International S.A. (“EDF”): EDF has initiated an international arbitration proceeding under the Arbitration Regulations of the International Chamber of Commerce against Endesa Internacional S.A. and YPF. EDF claimed from YPF the payment of US$ 69 million, which were subsequently increased to US$ 103 million plus interests without existing real arguments, in connection with the sale of Electricidad Argentina S.A., parent company of Edenor S.A. EDF claims an adjustment in the purchase price it paid arguing that under the stock purchase agreement, the price it paid would be reviewed if changes in the exchange rate of Argentine peso occurred prior to December 31, 2001. EDF considers that this had happened. On October 22, 2007, the Arbitral Court issued an arbitral final award in which EDF’s claim and the defendants’ counterclaim are partially accepted. Consequently, the arbitral final award imposed on YPF the payment of US$ 28.9 million plus interests. The Company and EDF are both currently challenging the arbitral decision.

Additionally, YPF’s Management, in consultation with its external counsels, believes that the following contingencies and claims, individually significant, have possible outcome:

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Availability of foreign currency deriving from exports: Decree Nº 1,589/1989 of the Federal Executive provides that, producers enjoying free availability of crude oil, natural gas and/or liquefied gas under Law No. 17,319 and its supplemented Decrees and producers that may agree so in the future will have free availability of the percentage of foreign currency coming from the exports of crude oil, petroleum derivatives, natural gas and/or liquefied gas of free availability established in biddings and/or renegotiations, or agreed-upon in the respective contracts. In no cases will the maximum freely available percentage be allowed to exceed 70% of each transaction.

During year 2002, several government organizations considered that free availability of foreign currency provided by Decree No. 1,589/1989 was implicitly abolished by Decree No. 1,606/2001.

On December 31, 2002, Decree No. 2,703/2002 was enforced, ratifying such date the 70% limit as the maximum freely available percentage of foreign currency deriving from the exports of crude oil and petroleum derivatives, without providing a conclusion in regards to the exports performed during the year 2002, after the issuance of Decree No. 1,606/2001.

The Central Bank has indicted YPF on charges allegedly related to certain exports performed during 2002, once the executive order 1,606/2001 was no longer in force and before the executive order 2,703/2002 came into effect. Therefore, YPF will file an answer to the charges and will offer evidence in this regard. In case YPF is indicted on charges involving other exports during the said period, YPF has the right to challenge the decision as well as to request the issuance of precautionary measures.

There is a recently confirmed sentence, connected with proceeding to another hydrocarbon exporter, where the claim was the same and the company and its directors were acquitted of all charges because it was considered that the company was exempt from the liquidation and negotiation of the 70% of the foreign currency deriving from the hydrocarbon exports.

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Asociación Superficiarios de la Patagonia (“ASSUPA”): In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquina Basin, YPF being one of them, claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, and subsidiary constitution of an environmental restoration fund and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the National Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summon as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina. YPF has answered the demand and has required the summon of the National Government, due to it’s obligation to indemnify YPF for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

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Dock Sud environmental claims: A group of neighbours of Dock Sud, Province of Buenos Aires, have sued 44 companies, among which YPF is included, the National Government, the Province of Buenos Aires, the City of Buenos Aires and 14 municipalities, before the Supreme Court of Justice of Argentina, seeking the remediation and the indemnification of the environmental collective damage produced in the basin of the Matanza and Riachuelo rivers. Additionally, another group of neighbours of the Dock Sud area, have filed two other environmental lawsuits, one of them has not been notified to YPF, claiming several companies located in that area, among which YPF is included, the Province of Buenos Aires and several municipalities, for the remediation and the indemnification of the environmental collective damage of the Dock Sud area and for the individual damage they claim to have suffered. YPF has the right of indemnity by the Argentine Government for events and claims previous to January 1, 1991, according to Law No. 22,145 and Decree No. 546/1993.

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Quilmes environmental claims: Citizens which allege that are residents living near Quilmes, province of Buenos Aires, have filed a lawsuit in which they have requested remediation of environmental damages and also the payment of US$ 14.5 million as a compensation for supposedly personal damages. They base their claim mainly on a fuel leak in an own operated  poliduct running from La Plata to Dock Sud, currently operated by YPF, which occurred in 1988 as a result of an illicit detected by then, being YPF at that moment a state-owned company. Fuel would have emerged and became perceptible on November 2002, which resulted in remediations which are being performed by us in the affected area, supervised by the environmental authority of the province of Buenos Aires. YPF has requested suspension of the term to answer the lawsuit, until we obtain the document filed by the plaintiffs. We have also notified the Argentine government that it will receive a citation, due to its obligation to indemnify us against any liability and hold us harmless according to Law No. 24,145, prior to asking this citation before the court, when we file the answer to the complaint. In this case, we believe that the Argentine government will contest this citation by sustaining that the problem was not caused by the 1988 leakage.

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National Antitrust Protection Board: On November 17, 2003, Antitrust Board requested explanations, within the framework of an official investigation pursuant to Art. 29 of the Antitrust Act, from a group of almost thirty natural gas production companies, among them YPF, with respect to the following items: (i) the inclusion of clauses purportedly restraining trade in natural gas purchase/sale contracts and (ii) gas imports from Bolivia, in particular (a) old expired contracts signed by YPF, when it was state-owned, and YPFB (the Bolivian state-owned oil company), under which YPF allegedly sold Bolivian gas in Argentina at prices below the purchase price; and (b) the unsuccessful attempts in 2001 by Duke and Distribuidora de Gas del Centro to import gas into Argentina from Bolivia. On January 12, 2004, YPF submitted explanations in accordance with Art. 29 of the Antitrust Act, contending that no antitrust violations had been committed and that there had been no price discrimination between natural gas sales in the Argentine market and the export market. On January 20, 2006, YPF received a notification of resolution dated December 2, 2005, whereby the Antitrust Board (i) rejected the “non bis in idem” petition filed by YPF, on the grounds that ENARGAS was not empowered to resolve the issue when ENARGAS Resolution No. 1,289 was enacted; and (ii) ordered that the preliminary opening of the proceedings be undertaken pursuant to the provisions of Section 30 of Act 25,156. On January 15, 2007, Antitrust Board charged YPF and eight other producers with violations of Act 25,156. YPF has contested the complaint on the basis that no violation of the Act took place and that the charges are barred by the applicable statute of limitations, and has presented evidence in support of its position. On June 22, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, requiring to the Antitrust Board to approve the commitment, to suspend the investigation and to file the proceedings.

The Antitrust Board has started proceedings to investigate YPF for including a clause in bulk LPG (Liquid Petroleum Gas) supply contracts that it believes prevents the buyer from reselling the product to a third party and therefore restricts competition in a manner detrimental to the general economic interest. YPF has asserted that the contracts do not contain a prohibition against resale to third parties and has offered evidence in support of its position. On April 12, 2007, YPF presented to the Antitrust Board, without acknowledging any conduct in violation of the Antitrust Act, a commitment consistent with Article 36 of the Antitrust Act, in which it commits, among other things, to refrain from including a clause with the destiny of the product in future bulk LPG supply contracts.

-
Other environmental claims in La Plata: On June 6, 2007, YPF was served with a new complaint in which 9 residents of the vicinity of Refinería La Plata request i) the cease of contamination and other harms they claim are attributable to the refinery; ii) the clean-up of the adjacent channels, Río Santiago and Río de la Plata (soil, water and acquiferous) or, if clean-up is impossible, indemnification for environmental and personal damages. The plaintiff has quantified damages as 51, or an amount to be determined from evidence produced during the proceeding. YPF believes that most damages that are alleged by the plaintiff, might be attributable to events that occurred prior to YPF's privatization and would therefore be covered to that extent by the indemnity granted by the Argentine Government in accordance with the Privatization Law of YPF. Notwithstanding the foresaid, the possibility of YPF being asked to afford these liabilities is not discarded, in which case the Argentine State must be asked to reimburse the remediation expenses for liabilities existing prior to January 1, 1991. In addition, the claim partially overlaps with the request made by a group of neighbours of the La Plata Refinery on June 29, 1999, mentioned in ”La Plata environmental claims”. Accordingly, YPF considers that the cases should be partially consolidated to the extent that the claims overlap. Regarding claims not consolidated, for the time being information and documents in order to answer the claim are being collected, and it is not possible to reasonably estimate the outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. The contamination that may exist could derive from countless sources, including from disposal of waste over many years by other industrial facilities and ships.

Additionally, YPF is aware of an action in which it has not yet been served, in which the plaintiff requests the clean-up of the channels adjacent to the La Plata Refinery, in Río Santiago, and other sectors near the coast line, and, if such remediation is not possible, an indemnification of 500 (approximately US$ 161 million) or an amount to be determined from evidence produced in discovery. The claim partially overlaps with the requests made by a group of neighbours of the La Plata Refinery on June 29, 1999, previously mentioned in ”La Plata environmental claims”, and with the complaint served on June 6, 2007, mentioned in the previous paragraph. Accordingly, YPF considers that if it is served in this proceeding or any other proceeding related to the same subject matters, the cases should be consolidated to the extent that the claims overlap. With respect to claims not consolidated, for the time being, it is not possible to reasonably estimate the monetary outcome, as long as, if applicable, estimate the corresponding legal fees and expenses that might result. Additionally, YPF believes that most damages that would be alleged by the plaintiff, if proven, may be attributable to events that occurred prior to YPF's privatization and would therefore be the responsibility of the Argentine Government in accordance with the Privatization Law concerning YPF.

-
Other claims into natural gas market: Compañía Mega has claimed YPF for cutbacks in natural gas supply pursuant to their respective sales contract. YPF affirmed that the deliveries of natural gas to Mega were affected by the interference of the Government. Besides, YPF wouldn’t have any responsibility based on the events of force majeure, fortuitous case and frustration of the contractual purpose. Despite the Company has material arguments of defense, taking into account the characteristics of the claims, they have been considered as possible contingences.

-
Additionally, the Company has received labor, civil and commercial claims and several claims from the AFIP and from provincial and municipal fiscal authorities, which have not been reserved since Management, based on the evidence available to date and upon the opinion of its external counsels, has considered them to be possible contingencies.

b)	Environmental liabilities:

YPF is subject to various provincial and national laws and regulations relating to the protection of the environment. These laws and regulations may, among other things, impose liability on companies for the cost of pollution clean-up and environmental damages resulting from operations. Management believes that the Company's operations are in substantial compliance with Argentine laws and regulations currently in force relating to the protection of the environment; as such laws have historically been interpreted and enforced.

However, the Company is periodically conducting new studies to increase its knowledge concerning the environmental situation in certain geographic areas where the Company operates in order to establish their status, causes and solutions and, based on the aging of the environmental issue, to analyze the possible responsibility of Argentine Government, in accordance with the contingencies assumed by the Argentine Government for liabilities existing prior December 31, 1990. Until these studies are completed and evaluated, the Company cannot estimate what additional costs, if any, will be required. However, it is possible that other works, including provisional remedial measures, may be required.

In addition to the hydrocarbon wells abandonment legal obligations for 2,595 as of September 30, 2007, the Company has reserved 257 corresponding to environmental remediations, which evaluations and/or remediation works are probable, significant and can also be reasonably estimated, based on the Company's existing remediation program. Future legislative and technological changes may cause a re-evaluation of the estimates. The Company cannot predict what environmental legislation or regulation will be enacted in the future or how future laws or regulations will be administered. In the long-term, this potential changes and ongoing studies, could materially affect future results of operations.

Additionally, certain environmental contingencies related to Chemicals' operations in the United States of America were assumed by Tierra and Maxus (“the Parties”), indirect subsidiaries through YPF Holdings Inc. YPF committed to contribute capital (“Contribution Agreement”) up to a maximum amount that will enable to satisfy certain assumed environmental obligations and to meet its operating expenses (Note 3 to the consolidated financial statements). On October 8, 2007, YPF and the Parties have signed an agreement which, after making the corresponding contributions and under the fulfillment of certain conditions (not accomplished as of the issuance of these financial statements), establishes, among other things, the end of YPF’s obligations under the Contribution Agreement.

c)	Other matters:

Contractual commitments: In June 1998, YPF has received an advanced payment for a crude oil future delivery commitment for approximately US$ 315 million. Under the terms of this agreement, the Company has agreed to sell and deliver approximately 23.9 million crude oil barrels during the term of ten years. To satisfy the contract deliveries, the Company may deliver crude oil from different sources, including its own produced crude oil and crude oil acquired from third parties. This payment has been classified as “Net advances from crude oil purchasers” on the balance sheet and is being reduced as crude oil is delivered to the purchaser under the term of the contract. As of September 30, 2007, approximately 1.6 million crude oil barrels are pending of delivery.

Additionally, the Company has signed other contracts by means of which it has committed to buy certain products and services, and to sell natural gas, liquefied petroleum gas and other products. Some of the mentioned contracts include penalty clauses that stipulate compensations for a breach of the obligation to receive deliver or transport the product object of the contract. In particular, the Company has renegotiated certain natural gas export contracts, and has agreed to certain limited compensations in case of any delivery disruption or suspension, for any reason, except for physical “force majeure”.

On June 14, 2007, Resolution No. 599/2007 of the Secretariat of Energy was published (the “Resolution”). This Resolution approved an agreement with natural gas producers regarding the natural gas supply to the domestic market during the period 2007 through 2011 (the “Agreement 2007-2011”), giving such producers a five business-day term to enter into the Agreement 2007-2011. The purpose of this Agreement 2007-2011 is to guarantee the normal supply of the natural gas domestic market during the period 2007 through 2011, considering the domestic market demand registered during 2006 plus the growth of residential and small commercial customers consumption (the “Priority Demand”). According to the Resolution, the producers that have signed the Agreement 2007-2011 commit to supply a part of the Priority Demand according to certain percentage determined for each producer based upon its share of production for the 36 months period prior to April 2004. In case of shortage to supply Priority Demand, natural gas exports of producers that did not sign the Agreement 2007-2011 will be the first to be called upon in order to satisfy such mentioned shortage. The Agreement 2007-2011 also establishes terms of effectiveness and pricing provisions for the Priority Demand consumption. Considering that the Resolution anticipates the continuity of the regulatory mechanisms that affect the exports, YPF has appealed the Resolution and has expressly stated that the execution of the Agreement 2007-2011 does not mean any recognition by YPF of the validity of that Resolution. On June 22, 2007, the National Direction of Hydrocarbons notified that the Agreement 2007-2011 reached the sufficient level of subscription and that it is currently in an implementation stage.

-
Regulatory requirements: YPF is subject to certain regulations requiring the domestic hydrocarbon market demand supply. On October 11, 2006, Secretariat of Domestic Commerce issued Resolution No. 25/2006 which requires refiners and/or wholesale and/or retail sellers to meet domestic market diesel demand. The resolution requires, at least, to supply volumes equivalent to those of previous year corresponding month, plus the positive correlation between the rise in diesel demand and the rise of the Gross Domestic Product, accrued from the reference month. The mentioned commercialization should be performed with no distortion nor damage to the diesel market normal operation.

In connection with certain natural gas exportation contracts from the Noroeste basin in Argentina, YPF presented to the Secretariat of Energy the accreditation of the existence of natural gas reserves of that basin in adherence to exports permits. If The Secretariat of Energy considers that the natural gas reserves are insufficient, it could resolve the partial or total suspension of one or several export permits.

During 2005, the Secretariat of Energy by means of Resolution No. 785/2005, created the National Program of Hydrocarbons Warehousing Aerial Tank Loss Control, measure aimed at reducing and correcting environmental pollution caused by hydrocarbons warehousing-aerial tanks. The Company has begun to develop and implement a technical and environmental audit plan as required by the resolution.

-
Operating leases: As of September 30, 2007, the main lease contracts correspond to the rental of oil and gas production equipment, ships, natural gas compression equipment and real estate for service stations. Charges recognized under these contracts for the nine-month periods ended September 30, 2007 and 2006, amounted to 266 and 210, respectively.

As of September 30, 2007, estimated future payments related to these contracts are as follows:

	Within 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 to 5 years	More than 5 years
Estimated future payments	253	195	174	153	111	171

-
Agreement with the Federal Government and the Province of Neuquén: On December 28, 2000, through Decree No. 1,252/2000, the Argentine Federal Executive Branch (the “Federal Executive”) extended for an additional term of 10 years, until November 2027, the concession for the exploitation of Loma La Lata - Sierra Barrosa area granted to YPF. The extension was granted under the terms and conditions of the Extension Agreement executed between the Federal Government, the Province of Neuquén and YPF on December 5, 2000. Under this agreement, YPF paid US$ 300 million to the Federal Government for the extension of the concession mentioned above, which were recorded in “Fixed Assets” on the balance sheet and committed among other things to define an investment program of US$ 8,000 million in the Province of Neuquén from 2000 to 2017 and to pay to the Province of Neuquén 5% of the net cash flows arising out of the concession during each year of the extension term. The previously mentioned commitments have been affected by the changes in economic rules established by Public Emergency and Exchange System Reform Law No. 25,561.

d)	Changes in Argentine economic rules:

During year 2002, a deep change was implemented in the economic model of the country to overcome the economic crisis in the medium-term. Therefore, the Argentine Federal Government abandoned the parity between the Argentine peso and the US dollar, in place since March 1991, and adopted a set of economic, monetary, financial, fiscal and exchange measures. These financial statements include the effects derived from the new economic policies known to the release date thereof. The effects of any additional measures to be implemented by the Argentine Federal Government will be recognized in the financial statements once Management becomes aware of their existence.

10.	MAIN CHANGES IN COMPANIES COMPRISING THE YPF GROUP

In December 2006, YPF International S.A., controlled by YPF, sold for an amount of US$ 10.6 million its interest in Greenstone Assurance Ltd., recording a gain of 11.

In December 2007, YPF acquired 18% interest in Oleoducto Trasandino (Argentina) S.A. and 18% interest in Oleoducto Trasandino (Chile) S.A., for an amount of US$ 5.3 million.

11.	RESTRICTIONS ON UNAPPROPRIATED RETAINED EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of net income for each fiscal year is to be appropriated to the legal reserve until such reserve reaches 20% of the Company's capital (subscribed capital plus adjustment to contributions).

On February 6, 2008, the Board of Directors approved a dividend of 10.76 Argentine pesos per share, from the Reserve for Future Dividends approved by the Ordinary Shareholders’ Meeting of April 13, 2007, which was paid on February 29, 2008.

Under Law No. 25,063, dividends distributed, either in cash or in kind, in excess of accumulated taxable income as of the end of the year immediately preceding the dividend payment or distribution date, shall be subject to a 35% income tax withholding as a sole and final payment, except for those distributed to shareholders resident in countries benefited from conventions for the avoidance of double taxation, which will be subject to a minor tax rate.

ANTONIO GOMIS SÁEZ
Director

Exhibit A

YPF SOCIEDAD ANONIMA

BALANCE SHEET AS OF SEPTEMBER 30, 2007 AND COMPARATIVE INFORMATION
FIXED ASSETS EVOLUTION
(amounts expressed in millions of Argentine pesos - Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007
	Cost
Main account	Amounts at beginning of year	Increases		Net decreases, transfers and reclassifications		Amounts at end of period
Land and buildings	1,977	-		53		2,030
Mineral property, wells and related equipment	42,156	-		7,581		49,737
Refinery equipment and petrochemical plants	7,325	-		316		7,641
Transportation equipment	1,766	-		13		1,779
Materials and equipment in warehouse	609	776		(639)		746
Drilling and work in progress	3,517	2,920		(2,323)		4,114
Exploratory drilling in progress(5)	108	88		(91)		105
Furniture, fixtures and installations	473	2		59		534
Selling equipment	1,341	-		66		1,407
Other property	295	1		9		305
Total 2007	59,567	3,787		5,044	(1)(6)	68,398
Total 2006	59,695	3,288	(3)	(380	)(1)	62,603

	2007								2006
	Depreciation
Main account	Accumulated at beginning of year	Net decreases, transfers and reclassifications		Depreciation rate	Increases	Accumulated at end of period	Net book value as of 09-30-07		Net book value as of 09-30-06		Net book value as of 12-31-06
Land and buildings	876	(1)		2%	34	909	1,121		1,090		1,101
Mineral property, wells and related equipment	29,455	4,088		(2)	2,665	36,208	13,529	(4)	12,480	(4)	12,701	(4)
Refinery equipment and petrochemical plants	5,408	-		4-5%	207	5,615	2,026		1,883		1,917
Transportation equipment	1,235	(1)		4-5%	36	1,270	509		519		531
Materials and equipment in warehouse	-	-		-	-	-	746		550		609
Drilling and work in progress	-	-		-	-	-	4,114		3,848		3,517
Exploratory drilling in progress(5)	-	-		-	-	-	105		128		108
Furniture, fixtures and installations	400	1		10%	31	432	102		79		73
Selling equipment	1,002	-		10%	43	1,045	362		322		339
Other property	249	5		10%	8	262	43		45		46
Total 2007	38,625	4,092	(6)		3,024	45,741	22,657
Total 2006	39,149	(40	)(1)		2,550	41,659			20,944		20,942

(1)	Includes 99 and 128 of net book value charged to fixed assets allowances for the nine-month periods ended September 30, 2007 and 2006, respectively.
(2)	Depreciation has been calculated according to the unit of production method (Note 2.f).
(3)	Includes 7 corresponding to the costs of hydrocarbon wells abandonment obligations for the nine-month periods ended September 30, 2006.
(4)	Includes 847, 1,043 and 961 of mineral property as of September 30, 2007 and 2006 and December 31, 2006, respectively.
(5)
At the end of the nine-month period ended September 30, 2007, there are 11 exploratory wells in progress. During that period 20 wells were drilled, 19 wells were charged to exploratory expenses and 1 well was transferred to proved properties which are included in the account mineral property, wells and related equipment.

(6)	Includes 5,291 of acquisition cost and 4,094 of accumulated depreciation corresponding to oil and gas exploration and producing areas, which were disposed by sale as of December 31, 2006 (Note 2.d).

ANTONIO GOMIS SÁEZ
Director

Exhibit C

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
INVESTMENTS IN SHARES AND HOLDINGS IN OTHER COMPANIES
(amounts expressed in millions of Argentine pesos, except where otherwise indicated - Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)
	2007															2006
								Information of the Issuer
	Description of the Securities									Last Financial Statements Issued
Name and Issuer	Class	Face Value		Amount	Book Value		Cost (2)	Main Business	Registered Address	Date	Capital Stock	Income (Loss)	Equity	Holding in Capital Stock		Book Value
Controlled companies:
YPF International S.A.	Common	Bs.	100	147,693	395		1,392	Investment	Av. José Estenssoro 100, Santa Cruz de la Sierra, República de Bolivia	09/30/07	6	16	395	99.99%		369
YPF Holdings Inc.	Common	US$	0.01	100	-	(7)	466	Investment and finance	717 North Harwood Street, Dallas, Texas, U.S.A.	12/31/06	1,659	(258)	(752)	100.00%		-	(7)
Operadora de Estaciones de Servicios S.A.	Common		$1	243,700,940	296		185	Commercial management of YPF's gas stations	Av. Roque Sáenz Peña 777, Buenos Aires, Argentina	09/30/07	244	47	296	99.99%		287
A-Evangelista S.A.	Common		$1	8,683,498	90		31	Engineering and construction services	Av. Roque Sáenz Peña 777, P. 7º, Buenos Aires, Argentina	09/30/07	9	2	90	99.91%		88
Argentina Private Development Company Limited (liquidated)	-	-	-	-	-		-	Investment and finance	P.O. Box 1109, Gran Caimán, British West Indies	-	-	-	-	-		44
					781		2,074									788
Jointly controlled companies:
Compañía Mega S.A.(6)	Common		$1	77,292,000	466		-	Separation, fractionation and transportation of natural gas liquids	San Martín 344, P. 10º, Buenos Aires, Argentina	06/30/07	203	299	1,075	38.00%		530
Profertil S.A.	Common		$1	391,291,320	506		-	Production and marketing of fertilizers	Alicia Moreau de Justo 740, P. 3°, Buenos Aires, Argentina	06/30/07	783	124	1,012	50.00%		473
Refinería del Norte S.A.	Common		$1	45,803,655	240		-	Refining	Maipú 1, P. 2º, Buenos Aires, Argentina	03/31/07	92	23	437	50.00%		213
					1,212		-									1,216
Companies under significant influence:
Oleoductos del Valle S.A.	Common		$10	4,072,749	97	(1)	-	Oil transportation by pipeline	Florida 1, P. 10°, Buenos Aires, Argentina	06/30/07	110	5	308	37.00%		101	(1)
Terminales Marítimas Patagónicas S.A.	Common		$10	476,034	42		-	Oil storage and shipment	Av. Leandro N. Alem 1180, P.11°, Buenos Aires, Argentina	06/30/07	14	9	127	33.15%		44
Oiltanking Ebytem S.A.	Common		$10	351,167	44	(3)	3	Hydrocarbon transportation and storage	Terminal Marítima Puerto Rosales – Provincia de Buenos Aires, Argentina	06/30/07	12	7	92	30.00%		43	(3)
Gasoducto del Pacífico (Argentina) S.A.	Preferred		$1	737,361	18		1	Gas transportation by pipeline	Av. Leandro N. Alem 928, P. 7º, Buenos Aires, Argentina	06/30/07	156	19	179	10.00%		19
Central Dock Sud S.A.	Common		$0.01	3,719,290,957	11	(3)	46	Electric power generation and bulk marketing	Reconquista 360, P. 6°, Buenos Aires, Argentina	06/30/07	468	(8)	226	9.98%	(5)	11	(3)
Inversora Dock Sud S.A.	Common		$1	103,497,738	127	(3)	193	Investment and finance	Reconquista 360, P. 6°, Buenos Aires, Argentina	06/30/07	241	(13)	209	42.86%		129	(3)
Pluspetrol Energy S.A.	Common		$1	30,006,540	279		71	Exploration and exploitation of hydrocarbons and electric power generation, production and marketing	Lima 339, Buenos Aires, Argentina	06/30/07	67	37	618	45.00%		281
Oleoducto Trasandino (Argentina) S.A.	Preferred		$1	8,099,280	14		-	Oil transportation by pipeline	Esmeralda 255, P. 5°, Buenos Aires, Argentina	06/30/07	45	-	76	18.00%		14
Other companies:
Others (4)	-	-	-	-	13		13	-	-	-	-	-	-	-		13
					645		327									655
					2,638		2,401									2,659

(1)	Holding in shareholders' equity, net of intercompany profits.
(2)	Cost net of cash dividends and capital distributions from long-term investements restated in accordance with Note 1.
(3)	Holding in shareholders' equity plus adjustments to conform to YPF accounting methods.
(4)
Includes YPF Inversora Energética S.A., A-Evangelista Construções e Serviços Ltda., Gasoducto del Pacífico (Cayman) Ltd., A&C Pipeline Holding Company, Poligás Luján S.A.C.I., Petróleos Transandinos YPF and Mercobank S.A.

(5)	Additionally, the Company has a 29.93% indirect holding in capital stock through Inversora Dock Sud S.A.
(6)	As stipulated by shareholders’ agreement, joint control is held in this company by shareholders.
(7)
As of September 30, 2007 and December 31, 2006, holding in negative shareholders’ equity is disclosed in “Accounts payable” after adjustments in shareholders’ equity to conform to YPF to accounting methods.

ANTONIO GOMIS SÁEZ
Director

Exhibit E

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND 2006
ALLOWANCES AND RESERVES
(amounts expressed in millions of Argentine pesos - Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007				2006
Account	Amounts at beginning of year	Increases	Decreases	Amounts at end of period	Amounts at end of period
Deducted from current assets:
For doubtful trade receivables	419	84	40	463	418
For other doubtful accounts	116	-	7	109	115
	535	84	47	572	533
Deducted from noncurrent assets:
For valuation of other receivables to their estimated realizable value	51	-	1	50	51
For reduction in value of holdings in long-term investments	25	-	-	25	167
For unproductive exploratory drilling	3	99	99	3	3
For obsolescence of materials and equipment	46	-	-	46	46
	125	99	100	124	267
Total deducted from assets, 2007	660	183	147	696
Total deducted from assets, 2006	779	234	213		800

Reserves for losses - current:
For various specific contingencies (Note 9.a)	206	157	135	228	119
	206	157	135	228	119
Reserves for losses - noncurrent:
For pending lawsuits and various
specific contingencies (Note 9.a)	1,226	410	224	1,412	1,223
	1,226	410	224	1,412	1,223
Total included in liabilities, 2007	1,432	567	359	1,640
Total included in liabilities, 2006	930	560	148		1,342

ANTONIO GOMIS SÁEZ
Director

Exhibit F

YPF SOCIEDAD ANONIMA

STATEMENTS OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
COST OF SALES
(amounts expressed in millions of Argentine pesos - Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007	2006

Inventories at beginning of year	1,522	1,164
Purchases for the period	4,581	2,998
Production costs (Exhibit H)	9,082	7,960
Holding gains on inventories	302	428
Inventories at end of period	(2,272)	(1,693)
Cost of sales	13,215	10,857

ANTONIO GOMIS SÁEZ
Director

Exhibit G

YPF SOCIEDAD ANONIMA

BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
FOREIGN CURRENCY ASSETS AND LIABILITIES
(amounts expressed in millions)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	Foreign currency and amount
Account	2006		2007		Exchange rate in pesos as of 09-30-07		Book value as of 09-30-07
Current Assets
Investments	US$	51	US$	14	3.11	(1)	43
Trade receivables	US$	535	US$	370	3.11	(1)	1,151
		€15		€11	4.44	(1)	49
Other receivables	US$	1,329	US$	1,302	3.11	(1)	4,050
	$CH	34,743		-	-		-
		€5		€4	4.44	(1)	16
Total current assets							5,309

Noncurrent Assets
Other receivables	US$	6	US$	6	3.11	(1)	19
Total noncurrent assets							19
Total assets							5,328

Current Liabilities
Accounts payable	US$	492	US$	507	3.15	(2)	1,597
		€12		€17	4.49	(2)	76
Loans	US$	264	US$	74	3.15	(2)	233
Net advances from crude oil purchasers	US$	31	US$	10	3.15	(2)	32
Reserves	-	-	US$	34	3.15	(2)	107
Total current liabilities							2,045

Noncurrent Liabilities
Accounts payable	US$	728	US$	834	3.15	(2)	2,627
Loans	US$	166	US$	166	3.15	(2)	523
Net advances from crude oil purchasers	US$	2		-	-		-
Reserves	US$	194	US$	242	3.15	(2)	762
Total noncurrent liabilities							3,912
Total liabilities							5,957

(1) Buying exchange rate.
(2) Selling exchange rate.

ANTONIO GOMIS SÁEZ
Director

Exhibit H

YPF SOCIEDAD ANONIMA

STATEMENT OF INCOME FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006
EXPENSES INCURRED
(amounts expressed in millions of Argentine pesos - Note 1)
(the individual financial statements as of September 30, 2007 and September 30, 2006 are unaudited)

	2007						2006
	Production costs	Administrative expenses		Selling expenses	Exploration expenses	Total	Total
Salaries and social security taxes	406	115		118	30	669	517
Fees and compensation for services	115	186	(1)	28	1	330	242
Other personnel expenses	150	47		15	10	222	180
Taxes, charges and contributions	153	3		198	-	354	294
Royalties and easements	1,465	-		4	5	1,474	1,607
Insurance	68	1		9	-	78	62
Rental of real estate and equipment	222	1		42	1	266	210
Survey expenses	-	-		-	136	136	85
Depreciation of fixed assets	2,921	32		71	-	3,024	2,550
Industrial inputs, consumable materials and supplies	405	5		27	3	440	401
Operation services and other service contracts	674	5		51	38	768	596
Preservation, repair and maintenance	1,081	12		36	1	1,130	873
Contractual commitments	478	-		-	-	478	433
Unproductive exploratory drillings	-	-		-	99	99	126
Transportation, products and charges	574	-		732	-	1,306	1,098
Allowance for doubtful trade receivables	-	-		42	-	42	79
Publicity and advertising expenses	-	37		47	-	84	97
Fuel, gas, energy and miscellaneous	370	43		38	8	459	484
Total 2007	9,082	487		1,458	332	11,359
Total 2006	7,960	426		1,286	262		9,934

(1) Includes 3 of Directors and Statutory Auditor’s fees.

ANTONIO GOMIS SÁEZ
Director

Part II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Indemnification of Directors and Officers

Neither the laws of Argentina nor the Registrant’s bylaws or other constitutive documents provide for indemnification of directors or officers. The Registrant does not maintain liability insurance and has not entered into indemnity agreements which would insure or indemnify its directors or officers in any manner against liability which he or she may incur in his or her capacity as such.

Recent Sales of Unregistered Securities

None.

Exhibits

(a)	The following documents are filed as part of this Registration Statement:

3.1	Amended and Restated Bylaws of the Registrant, together with an English translation.*

4.1
Form of Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.

5.1	Opinion of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h), Argentine legal counsel of the Registrant, as to the validity of the Class D shares.

8.1
Opinion of Davis Polk & Wardwell, as to U.S. tax matters (included under “Material Tax Considerations—United States Federal Income Tax Considerations” in the Prospectus included as part of this Registration Statement).

8.2	Opinion of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h), as to Argentine tax matters (included in Exhibit 5.1).

11.1	Earnings per share calculation.**

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h), Argentine legal counsel of the Registrant (included in Exhibit 5.1).

23.3	Consent of Davis Polk & Wardwell, U.S. legal counsel of the Registrant.

24.1	Powers of Attorney (included on signature page to the Registration Statement or previously filed).
_________
*	Included in Item 2 of the Periodic Report on Form 6-K furnished to the SEC on July 30, 2007 and incorporated by reference in this registration statement.

**	Included in the prospectus filed with this registration statement. See “Selected Financial and Operating Data.”

Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby also undertakes that:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(B) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(C) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(A), (1)(B) and (1)(C) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference herein.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser:

(A) Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(6) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina, on March 10, 2008.

YPF S.A.

By:	/s/ Sebastian Eskenazi
Name: Sebastian Eskenazi
Title: Chief Executive Officer

By:	/s/ Walter Cristian Forwood
Name: Walter Cristian Forwood
Title: Chief Financial Officer (and principal accounting officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons on March 10, 2008 in the capacities indicated:

Name	Title

*	Chairman and Director
Antonio Brufau Niubo

*	Chief Operating Officer and Director
Antonio Gomis Sáez

*	Director
Carlos Bruno

*	Director
Santiago Carnero

*	Director
Carlos de la Vega

*	Director
Federico Mañero

*	Director
Javier Monzón

/s/ Walter Cristian Forwood	Chief Financial Officer (and principal accounting officer)
Walter Cristian Forwood

*	Authorized Representative in the United States
Donald J. Puglisi Authorized Signatory

*By:	/s/ Walter Cristian Forwood
Walter Cristian Forwood Attorney-in-fact for the persons indicated

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Antonio Gomis Sáez and Walter Cristian Forwood, and each of them, individually, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead in any and all capacities, in connection with this Registration Statement, including to sign in the name and on behalf of the undersigned, this Registration Statement and any and all amendments thereto, including post-effective amendments and registrations filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his substitute, may lawfully do or cause to be done by virtue hereof.

Name	Title

/s/ Sebastian Eskenazi	Chief Executive Officer and Director
Sebastian Eskenazi

/s/ Enrique Eskenazi	Director
Enrique Eskenazi

/s/ Fernando Ramírez Mazzaredo	Director
Fernando Ramírez Mazzaredo

/s/ Luis Suárez de Lezo	Director
Luis Suárez de Lezo

/s/ Matías Eskenazi Storey	Director
Matías Eskenazi Storey

EXHIBIT INDEX

(a)	The following documents are filed as part of this Registration Statement:

3.1	Amendment to Bylaws of the Registrant, together with an English translation.*

4.1
Deposit Agreement among the Registrant, The Bank of New York, as depositary, and the Holders from time to time of American depositary shares issued thereunder, including the form of American depositary receipts.

5.1	Opinion of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h), Argentine legal counsel of the Registrant, as to the validity of the Class D shares.

8.1
Opinion of Davis Polk & Wardwell, as to U.S. tax matters (included under “Material Tax Considerations—United States Federal Income Tax Considerations” in the Prospectus included as part of this Registration Statement).

8.2	Opinion of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h), as to Argentine tax matters (included in Exhibit 5.1).

11.1	Earnings Per Share Calculation.**

23.1	Consent of Independent Registered Public Accounting Firm.

23.2	Consent of Pérez Alati, Grondona, Benites, Arntsen & Martínez de Hoz (h), Argentine legal counsel of the Registrant (included in Exhibit 5.1).

23.3	Consent of Davis Polk & Wardwell, U.S. legal counsel of the Registrant.

24.1	Powers of Attorney (included on signature page to the Registration Statement or previously filed).

(b)          Financial Statement Schedules

None.

__________
*	Included in Item 2 of the Periodic Report on Form 6-K furnished to the SEC on July 30, 2007 and incorporated by reference in this registration statement.

**	Included in the prospectus filed with this registration statement. See “Selected Financial and Operating Data.”